4/10



07028621

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Steinhoff Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2007
THOMSON FINANCIAL

FILE NO. 82- 34772 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/14/07

082-34722

our picture takes shape . . .

Annual Report 2007

Steinhoff International Holdings Ltd

6-30-07
AR/S



our picture takes shape

diversified businesses across four segments

REVENUE



2%
10%
35%
53%

OPERATING PROFIT BEFORE CAPITAL ITEMS



23%
20%
9%
48%

TOTAL ASSETS



19%
32%
12%
37%

- Retail activities
- Manufacturing and sourcing
- Logistical services
- Corporate services

Retail activities

FROM STOREFRONT TO HOME FRONT

Revenue comes from retailing furniture, beds, homeware, vehicles, and building supplies in Europe, Pacific Rim and South Africa. This segment incorporates the retail operations of Steinhoff Asia Pacific in Australia and New Zealand, Homestyle and Cargo Homeshop in the United Kingdom, Quattro Mobili in Hungary, Unitrans' vehicle retail activities (including Hertz car rental) and the DIY and builders' products, retail operations of Timbercity and Pennypinchers in South Africa.

Manufacturing and sourcing

QUALITY LOW-COST OPERATIONS

This segment hosts Steinhoff's global manufacturing and sourcing interests. Revenue in South Africa comes from the timber businesses of PG Bison, and supplying raw materials and the raw material divisions' related household goods and automotive components. In Europe, revenue is generated from manufactured and imported household goods and related homeware in Germany, via Steinhoff Germany. European revenue also includes Habufa's importing operations in The Netherlands, the low-cost manufacturing operations in Hungary, Poland and the Ukraine, and United Kingdom manufacturers such as Relyon, Pritex and Steinhoff Upholstery, while in the Pacific Rim revenue is derived from the manufacturing operations in Australia and sourcing from the east.

Logistical services

MANAGING DISTRIBUTION

Revenue in Africa includes Unitrans Freight and Logistics (specialised distribution and warehousing services to the food, mining, manufacturing, industrial and allied sectors, and express freight services), Unitrans Fuel and Chemical (specialised transport and fuel logistics services to the petrochemical and gas industries), Unitrans Sugar and Agriculture (transport and related logistical services to the sugar and agricultural industry including forestry) and Unitrans Customer Solution Development (supply chain re-engineering and warehousing management services). This segment also includes revenue generated by Unitrans UK and the distribution and warehousing services to the group and external parties through our specialised companies in Europe, the United Kingdom and the Pacific Rim.

Corporate services

STRONG SUPPORT

Steinhoff's various global corporate offices add value by providing strategic direction and shared services to decentralised operations globally, including:

- Brand management where operating entities are levied royalties for the use and development of our own brands, trade names and trademarks.
- Investment participation where the group invests in strategic retail and supply partners through equity stakes and/or commercial loans. Revenue from these investments and loans (excluding interest thereon) are accounted for in the investment participation segment.
- Other activities that include the managing of all group treasury-related income in various currencies, volume rebates, trade commissions, discounts and similar activities.

contents

what's where

commentary

financials

. . . over the years we've grown,
diversified and integrated vertically;
this is our story . . .



. . . who we are and what we do . . .

For a comprehensive financial overview, fold these pages out to see how our picture takes form.

Our reputation for customer satisfaction is matched by our reputation for efficient cost management and steady returns on investment.

Since its 1998 listing on the JSE – Africa's premier stock exchange – Steinhoff International has entrenched itself as a multinational, integrated lifestyle supplier of furniture, beds, related homeware, and automotive products and vehicles with approximately 45 000 people serving markets in southern Africa, Europe and the Pacific Rim.

With revenues in excess of R34 billion, Steinhoff today employs a vertically integrated and geographically diverse model, consolidating all points of contact from raw material to retail outlet across an extensive product offering. The products range from household goods, building supplies to vehicles and automotive components. Strategically, vertical integration ensures our low-cost sourcing of raw materials, manufacturing and distribution feed into a retail network focused on meeting the changing needs of the end consumer. We have a single goal – complete solutions for maximum customer satisfaction.



points of contact

vertical integration

	Europe	United Kingdom	Pacific Rim: Australia and New Zealand
RETAIL			
Household goods and Building supplies	Quattro Mobili	Harveys Bensons Sleepmasters The Bed Shed Cargo Homeshop	Freedom Snooze BayLeatherRepublic Freedom Home
Retail concepts	Esprit, Henders & Hazel		Esprit (Taiwan)
Vehicles			
MANUFACTURING, SOURCING	German production Polish production Hungarian production Ukraine production Dutch production European sourcing Habufa trading	Relyon Sprung Slumber Pritex Steinhoff United Kingdom Furniture	Australian production New Zealand production Steinhoff International Sourcing
RAW MATERIAL	German foam production and conversion	Pritex	
LOGISTICS	Steinhoff European Logistics	Unitrans United Kingdom	Australian Logistics New Zealand Logistics
CORPORATE	Brand management Treasury Investment participation		Brand management Treasury

Turn over for a birds-eye view of our international locations.

See the full operational reviews from page 28 for more information.

Africa and India

Timbercity
Pennypinchers

Unitrans Motors
Hertz

PG Bison
Sawmills

Alam Tannery
BCM
Mattex
Namib Foam
Plantations
Vitafoam

Unitrans Supply Chain Solutions
Unitrans Passenger

Brand management
Treasury

Building on our strategy of manufacturing and sourcing in lower-cost economies and retailing in established markets, we offer quality lifestyle ranges for every room in the home to some of the most discerning customers in the world.



geographic footprint

what we do where

REVENUE PER GEOGRAPHICAL AREA: 2007


22%
19%
8%
51%
United Kingdom
European Union
Pacific Rim
Southern Africa

NON-CURRENT ASSETS PER GEOGRAPHICAL AREA


29%
5%
39%
United Kingdom
European Union
Pacific Rim
Southern Africa

Key		Europe	Pacific Rim	Southern Africa and India
● Distribution centres		24	7	135*
o Factories	Furniture	26	4	11*
	Timber products			11
	Raw materials			13
	Leather			2
● Saw mills				4
o Forestry				3
o Import facilities		4	5	1
● Retail	Vehicles			73
	Car rental services			39
	Furniture	615	177	
	DIY			71
o Depots				18
o Sales office		4	3	12

Including discontinued operations

Locations include

Europe: Austria, Benelux, France, Hungary, Netherlands, Poland, Switzerland, Ukraine, United Kingdom.

Pacific Rim: Australia, China, New Zealand, Taiwan, Vietnam.

Southern Africa and India: Botswana, India, Lesotho, Malawi, Mozambique, Namibia, South Africa, Swaziland, Tanzania, Zambia, Zimbabwe.



With 45 000 people operating on four continents and a value chain that starts with saplings in certified forests and ends with satisfied customers of our products, Steinhoff has grown into a global group with strong South African roots.

value added statement and analysis of shareholding

DISTRIBUTION OF WEALTH


2007
66%
12%
6%
12%


2006
68%
9%
5%
13%

- Salaries and wages
- Interest paid
- Taxation paid
- Dividends paid
- Reinvested

Value added statement

Continuing operations	2007	2006
Turnover	34 228 573	30 158 994
Cost of products and services	(25 057 313)	(22 116 193)
Value added	9 171 260	8 042 801
Income from investments	(603 065)	(393 989)
TOTAL WEALTH CREATED	8 568 195	7 648 812
DISTRIBUTION OF WEALTH		
Salaries and wages	5 685 782	5 183 031
Interest paid	1 032 683	668 885
Taxation paid	325 208	382 635
Dividends paid	513 634	383 460
Reinvested	1 010 888	1 030 801
	8 568 195	7 648 812

Analysis of shareholding for the year ended 30 June 2007

	Shareholder type					
	Public		Directors		Other	
	Number	%	Number	%	Number	%
Shareholders in South Africa						
• Number of shareholders	9 130	99,86	12	0,13	1	0,01
• Number of shares	754 227 983	93,95	44 255 902	5,51	4 316 738	0,54
Shareholders other than in South Africa						
• Number of shareholders	663	99,25	4	0,60	1	0,15
• Number of shares	331 336 209	67,41	159 973 190	32,54	240 359	0,05
Total						
• Number of shareholders	9 793	99,82	16	0,16	2	0,02
• Number of shares	1 085 564 192	83,87	204 229 092	15,78	4 557 097	0,35

According to the share register of the company, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company:

	30 June 2007	%	30 June 2006	%
SCMB Custody account	**497 688 488**	**38,45**	483 030 460	42,14
Nedcor Bank Nominees Limited	**290 999 906**	**22,48**	239 954 623	20,93
First National Nominees (Proprietary) Limited	**269 854 289**	**20,85**	264 497 314	23,08
ABSA Nominees (Proprietary) Limited	**68 573 345**	**5,30**		
	1 127 116 028	**87,08**	987 482 397	86,15

Save for the above, according to the disclosure in terms of section 140A of the Companies Act, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company, as compiled from the nominee disclosures:

	30 June 2007	%	30 June 2006	%
RMB Asset Management and funds administered by it	**214 703 803**	**16,59**	145 598 446	12,70
BS Beteiligungs und Verwaltungs GmbH	**151 624 985**	**11,72**	106 614 378	9,30
Investec Asset Management	**143 223 568**	**11,07**	88 879 745	7,75
Public Investment Commissioners	**123 880 513**	**9,57**		
Old Mutual Asset Managers	**95 418 636**	**7,37**		

The following table sets out the high and low closing prices of Steinhoff shares and the average daily trading volume of our shares on a yearly basis for the last seven financial years, as reported by I-Net Bridge (Proprietary) Limited, a South African financial information service:

	Closing price		Average daily
	High	Low	trading volume
Year ended 30 June	(Rand per share)		(Number of shares)
2001	7,50	5,80	890 168
2002	9,13	6,20	1 471 125
2003	8,20	4,55	1 371 338
2004	9,05	6,60	2 896 807
2005	15,40	7,60	3 186 578
2006	24,40	15,30	4 193 273
2007	**26,90**	**20,36**	**4 670 403**

JSE trading history and exchange rates

JSE trading history and exchange rates for the year ended 30 June 2007

	2007	2006	2005	2004	2003	2002	2001
Closing price (cents)	**2 421**	2 135	1 540	835	660	825	650
Highest price (cents)	**2 745**	2 474	1 570	925	830	975	700
Lowest price (cents)	**2 011**	1 500	755	651	455	590	460
Number of shares traded (million)	**1 168**	914	800	727	402	348	192
Value of shares traded (R million)	**27 757**	18 223	9 486	5 612	2 643	2 717	1 206
Average weighted traded price (cents)	**2 377**	1 994	1 186	772	657	780	648
Closing spot: Industrial 25 index (Indi 25)	**19 521**	13 644	10 383	6 544	5 205	7 178	7 240
Dividend yield (%)	**2,07**[1]	1,76[1]	1,95[1]	2,64	2,72	1,80	1,90
Earnings yield (%)	**8,62**	7,92	7,53	13,05	14,99	11,03	9,85
Price-earnings ratio	**11,60**	12,63	13,28	7,66	6,67	9,07	10,16
Market capitalisation (R million)	**31 708**	24 351	17 474	9 462	6 284	7 480	5 391

Exchange rates

The following table sets forth, for the periods indicated, the average and period-end exchange rates in rand expressed in R per €1,00, used to convert the results and the balance sheets of the European subsidiaries into South African rands.

	Average[2]	Closing[3]
Year ended 30 June		
2001	6,7500	6,8500
2002	9,0000	10,2500
2003	9,4150	8,6100
2004	8,2150	7,5600
2005	7,9091	8,0965
2006	7,8196	9,1600
2007	**9,4103**	**9,5735**

Note

(1) Calculation includes the declared cash distribution.

(2) The average exchange rate was used to translate income and expenditure.

(3) The closing exchange rate was used to translate assets and liabilities.

Prior to 2002, the euro exchange rate is based on the Deutsche mark exchange rate which is DM1,95583 per €1,00.

AVERAGE DAILY TRADING VOLUME
(Number of shares)



5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
01
02
03
04
05
06
07

Year ended 30 June	Average daily trading volume (Number of shares)
2001	*890 168*
2002	*1 471 125*
2003	*1 371 338*
2004	*2 896 807*
2005	*3 186 578*
2006	*4 193 273*
2007	***4 670 403***

CLOSING SHARE PRICE: HIGH/LOW
(Rand per share)



30
25
20
15
10
5
0
01
02
03
04
05
06
07
High
Low

Year ended 30 June	Closing price High (Rand per share)	Closing price Low (Rand per share)
2001	*7,00*	*4,60*
2002	*9,13*	*6,20*
2003	*8,20*	*4,55*
2004	*9,05*	*6,60*
2005	*15,40*	*7,60*
2006	*24,40*	*15,30*
2007	***26,90***	***20,36***

joint report by

chairman and chief executive officer

CHAIRMAN
Bruno Steinhoff

CHIEF EXECUTIVE OFFICER
Markus Jooste

For CVs see page 52.



Markus Jooste Bruno Steinhoff

These results underscore the three distinct strategic initiatives in place to ensure continued growth, and measures to lessen the risks of slowing growth rates in many economies across the world with reduced consumer spending.

By spreading our operations geographically, and vertically integrating our supply chain, we are building the platform for increasing market share and delivering sustainable earnings growth. Each geographic region requires a dedicated strategy for that market. We concentrate on acquiring and owning important brands, securing product from our own and third-party production facilities, expanding our retail alliances and capitalising on consolidation opportunities when major competitors exit certain regions.

Dear shareholder

Our group's primary objective remains to strengthen our position as a leading provider of lifestyle improvement through the supply of household goods, automotive products and vehicles, and related raw materials and services. We operate in three distinctive markets – Europe, the Pacific Rim and Africa (including India). The relevant strategy focuses on the region and the most appropriate value chain solution is assessed for each market. The distinct strategies dictate the extent and depth of vertical integration and/or diversification.

GENERAL OPERATIONAL PERFORMANCE REVIEW

The results for the period under review were achieved in a year which saw the continued implementation of various strategic initiatives that position the group to perform in years to come. The business model of geographically spread operations, accompanied by vertically integrated supply chain participation, remains effective and provides the platform for increasing market share and delivering sustainable earnings growth. Our competitive position has continued to benefit from our strategy to acquire and own important brands, our ability to secure product from our own and third-party production facilities, expanding our retail alliances and the consolidation brought about by the exit of major competitors in certain regions.

In some ways, it was a demanding year with the rate of growth of many economies across the world slowing and several of our key markets being affected by various macro-economic factors that resulted in reduced consumer spending. However, the strength that our group derives from the international spread of its operations was again emphasised and the potential for growth is evident. The group has again demonstrated its capabilities to increase market share despite tough market conditions.

The year was also one of important strategic development and investment in the future. In the United Kingdom and Australia, following an exhaustive review, our management teams have implemented a focused action plan to revitalise the brands used by these businesses.

The European division performed well, and benefited from increased intra-group trading, especially its supply to our retail operations in the United Kingdom, and the sound performances of our retail-related investments on the continent. The liquidation of two major competitors in the German region and our subsequent increased order books augur well for the future. As a result, the group's position as a supplier of choice in terms of reliable appropriate products, financial strength and substance has been further entrenched. The variety of Steinhoff's product and price ranges and its ability to provide customers with exclusivity arrangements, as well as sourcing capabilities and flexibility, supplemented by own manufactured products, remains a distinct competitive advantage.

The Eastern European mail order and mass market division showed good growth, although profitability of the Polish operations was adversely affected by the strength of the zloty relative to the euro in the latter half of the year as well as the migration of labour from Poland. The Hungarian operations had another satisfying year and retail activities have been aggressively expanded to a point where approximately 50% of sales distributed through the group's own retail network in Hungary was own-manufactured product. Production capacities in the Ukraine will be increased and will continue to be dedicated as low-cost producers for the group's mass market retail partners in the German region.

The roll-out of the retail studio concepts of Esprit and Henders & Hazel continues as planned. The Henders & Hazel concept has

Principal strategy

Focused by region

Steinhoff Europe

Steinhoff Africa

Europe

Asia Pacific

Assess most appropriate value chain solution by market

The continued rise in intra-group sales is in line with the business model of vertical integration.

proven a most successful brand and sales development tool, and is expected to contribute significantly to profitability in the future.

The group also recorded substantial sales growth in countries surrounding Germany and Austria, resulting in an increased level of sales and customer diversity, as well as an enhanced geographical spread of business.

In the United Kingdom, the group will benefit further from its investment in Homestyle which became a wholly owned subsidiary of Steinhoff earlier in the year. Operationally, Harveys identified areas for improvement mainly through repositioning its product offering. The general state of the retail environment in the United Kingdom remains very competitive. The acquisition of minority shareholders' interests and delisting of Homestyle facilitated the full integration of the group's United Kingdom activities and was followed by centralising the management function at our existing base at Tewkesbury. Ian Topping and his management team have been further supplemented by the appointment of Philip Dieperink (ex Unitrans) as chief financial officer during September 2007. The new management team has a significant challenge but, with the encouraging progress made to date, we are confident that our core business will start to deliver improved returns as the benefits of the recovery plan begin to emerge. The new business strategy and intra-group initiatives are well on their way, with both Harveys and Bensons implementing innovative advertising campaigns, including a prime-time national television campaign in association with ITV. The Cargo Home Store chain improved its performance compared to last year. The remainder of Steinhoff's United Kingdom businesses (manufacturing and distribution operations) again delivered good results.

In the Pacific Rim region, the Freedom brand performed well in Australia, and made good progress in New Zealand. BayLeatherRepublic continued to perform well in its specific market niche as a specialist retailer of leather upholstered furniture. The Bayswiss chain was discontinued and Freedom Home Stores launched. The specialised bedding chain, trading as Snooze, was affected by corrective measures which included management changes, following the chain's flat performance during the year. The manufacturing facilities are now fully integrated and produce exclusively for the group's retail chains, completing the fully integrated model in that region. International Sourcing expanded its presence in China and opened a new office in Vietnam. This support division continued to exceed expectations and budgets, almost doubling its activity levels and revenues, on a cost base well within the operating cost levels budgeted a year ago.

The southern African region delivered an exceptional performance with all divisions contributing. We disinvested from one of our original businesses through the sale of the furniture manufacturing interests to a management and private equity consortium (refer to corporate activity section). The rationale for the transaction was twofold in that it enables this business to pursue growth opportunities that would not be available to it as part of the greater Steinhoff group and, secondly, it enables Steinhoff Africa to expand into household goods retail without any possible regulatory constraints. Following this sale, Steinhoff Africa now comprises the timber and panel products businesses of PG Bison, the logistics businesses and vehicle retail business (all formerly part of Unitrans Limited), and the raw materials interests which supply foam products, textile products and bedding components and springs, mainly to the furniture and automotive industries in South Africa. The Unitrans businesses had another strong year, aided by favourable economic conditions and the buoyant consumer market and wider consumer base in general. PG Bison performed well but its results were affected by capacity constraints and substantially increased raw material prices. Capacity limitations will, however, be rectified when the North East Cape Forests (NECF) project becomes operational early next year, and approximately 50% is added to PG Bison's existing capacity. Following the restructuring steps undertaken during the previous year, the raw materials division delivered an improved result.

PERFORMANCE

The group's gross revenues before inter-segment eliminations grew by 20%, reflecting the increased activity levels. After eliminating intra-group trading, net revenues increased 13% from R30 159 million to R34 229 million. The continued rise in intra-group sales is in line with the group's business model of vertical integration.

The group generated 49% of its reported revenues in currencies other than South African rand, principally euro, pound sterling and Australian dollar, with approximately two thirds of operating profits generated in these currencies.

Headline earnings attributable to ordinary shareholders grew by 31% to R2 558 million from R1 955 million in 2006.

Headline earnings per ordinary share increased by 25% to 215 cents (2006: 173 cents) with earnings per ordinary share improving 46% to 242 cents (2006: 166 cents). The profit on the sale of the Southern African furniture manufacturing interests was excluded from the headline earnings calculation. The weighted average number of ordinary shares in issue was 1 188,0 million (2006: 1 133,3 million), with the increase mainly attributable to the transactions in which Homestyle and the Unitrans businesses were effectively constituted as wholly owned subsidiaries of Steinhoff.

Cash flow from operations was R3 454 million (2006: R3 486 million). Cash generation is stated after taking account of the net increase in working capital of R476 million (2006: net decrease R134 million). This was mainly as a result of difficulties experienced by the vehicle retail division in not being able to register vehicles during June 2007.

The group's operating margin improved to 9,4% (2006: 8,6%). The improvement was achieved despite continued tough trading conditions in the United Kingdom and Australia, which led to repositioning and rebranding strategies. These steps were implemented at substantial cost, with anticipated benefits to be realised in future years. The group continues to benefit from improved efficiencies throughout the supply chain and operating margin is targeted to improve further as the integration model unfolds to its fullest potential.

Retail activities now comprise in excess of 50% of Steinhoff group's global revenues. We intend to expand this segment to include further European retail opportunities in areas where we currently have no presence. South Africa will similarly be targeted as a retail expansion area, particularly after the sale of the furniture manufacturing interests.

BRANDS

We continued to develop and invest in the Steinhoff brands during the year.

The strength of the Steinhoff-owned brands is derived from four key elements – our people and their goal of providing excellence in customer service; our ability to bring internationally renowned and high-quality local products to markets at good value; our expertise in manufacturing and retailing on an international scale and in marketing our products and services; and our ability to provide a broad range of products in various categories and price points. The combination of these elements has made Steinhoff the leader in almost all the international markets in which we operate. To maintain our leading position in the various regions and to support the growth of our United Kingdom and Australia businesses, we have worked continuously in all four areas to improve our offerings, taking full account of the developing needs and aspirations of our customers.

Retail activities now comprise in excess of 50% of Steinhoff group's global revenues. We intend to expand this segment to include further retail opportunities in both Europe and South Africa.

The strength of the Steinhoff-owned brands is derived from four key elements – our people and their goal of providing excellence in customer service; our ability to bring internationally renowned and high-quality products to markets at good value; our expertise in manufacturing and retailing on an international scale and in marketing our products and services; and our ability to provide a broad range of products in various categories and price points.

CORPORATE ACTIVITY

The following notable corporate actions were concluded during the year under review or were in the process of being concluded:

- Steinhoff acquired the remaining 39% minority interest in Homestyle Group Plc through a scheme of arrangement which was sanctioned by the Court in the United Kingdom on 19 February 2007.
- Steinhoff acquired the entire business operations of Unitrans following which Unitrans Limited was delisted from the JSE Limited.
- Steinhoff acquired the wire drawing, springs and bedding component manufacturing businesses, the BCM business from a company controlled by Daun & Cie AG.
- Steinhoff disposed of the South African furniture manufacturing and import interests to a private equity consortium led by Absa Capital, a division of Absa Bank Limited, and includes management and black economic empowerment parties. The purchase consideration was R1 375 million and has been settled.
- Steinhoff supports the government's broad-based black economic empowerment (BBBEE) initiatives and over the past years has proactively introduced previously disadvantaged shareholders into various of its operating companies. It has now been resolved in principle to also introduce meaningful BBBEE equity participation at the Steinhoff Africa level in terms of which approximately 20% of its equity will be sold at fair market value to selected BBBEE participants, with whom the group has an existing relationship at operating level. The BBBEE transaction will also include an appropriate employee share ownership plan. The group is at an advanced stage of developing the appropriate structure and indicative funding terms have been solicited from providers of BBBEE finance. It is anticipated that further details of this transaction will be announced at the company's annual general meeting to be held on 10 December 2007.

CORPORATE GOVERNANCE

The group's governance structures and processes are regularly reviewed to take account of changes in the group and best practices in the corporate governance arena as set out in the corporate governance report in this annual report.

GROUP RISKS

In line with our international strategy, and the diverse nature of the territories in which we operate, the group's risks are closely aligned to the market risks in the different regions. The executive team closely monitors macro economic developments in these regions to assess the inherent market and industry risks that may impact the divisions.

In Africa, our capital investments in resources and infrastructure, as represented by our distribution and warehouse platforms, plantations and sawmills, and raw material manufacturing plants, are in line with our strategy in this region and inherent herein lies the market risk that all global resource companies face in Africa. The long-term nature of these investments, in particular that of our distribution network and plantations, is entrenched in the management of these assets.

In Europe and the United Kingdom our investment in brands and retail, coupled with the investment in the distribution platform, is closely linked to consumer spend and therefore closely linked to the GDP growth, interest rates and unemployment rates in these economies. Our balanced and flexible approach in procuring and distributing product, inherent in our sourcing, manufacturing and distribution practices, hedges us from any sudden change in the global supply chain. The group has again demonstrated its capabilities to grow market share notwithstanding adverse economic conditions.

In Australia and New Zealand, where the implementation of our vertical integration strategy is effectively complete, our capital investment is less than in the other regions. This is linked to the fact that, although the market is experiencing good growth, the size of the market remains relatively small. As in Europe and the United Kingdom, the group remains flexible and balanced in manufacturing, sourcing and distributing product to allow the group to adapt to any future opportunities presented in the global household goods supply chain.

In Asia, in particularly China, the group has adopted a risk-averse approach, with virtually no capital investment. Simultaneously, the group continues its presence and procurement in other sourcing regions (such as Brazil, Vietnam and Indonesia) to protect it from any sudden currency movements, import duties and similar charges that could result in price increases or a decline in the Chinese household goods supply industry.

The very nature of being exposed to different markets and different products with different economic cycles provides a natural hedge against some of these risks.

EMPLOYEES

Steinhoff's employees are our greatest competitive asset. The group therefore strives to be an attractive employer with ample opportunity for personal development. Accordingly, we have embarked on various employer-of-choice initiatives that focus on current and potential employees. We have been very active in marketing the group as an exciting career opportunity at various universities, including sponsorships and bursaries for selected fields of study. Working at Steinhoff provides many options for combining skills with business while assuming personal responsibility for projects. The group provides opportunities for development in several geographical areas and the opportunity to work with leading international suppliers as well as demanding customers.

EMPLOYMENT EQUITY

Steinhoff promotes equal opportunity and fair treatment. We encourage inclusiveness in human resources practices, irrespective of race, gender, nationality and religious affiliation.

BROAD-BASED BLACK ECONOMIC EMPOWERMENT AND TRANSFORMATION

We believe transformation is a critical component to the sustainability of Steinhoff Africa and the group continues to make good progress in this regard.

Steinhoff supports the South African government's broad-based black economic empowerment (BBBEE) initiatives and, over the years, has proactively introduced black shareholders into various operating companies. We have now resolved in principle to introduce meaningful BBBEE equity participation at the Steinhoff Africa level, in terms of which approximately 20% of its equity will be sold at fair market value to selected BBBEE partners with whom the group has existing relationships. The BBBEE transaction will also include an appropriate employee share ownership plan. The group is at an advanced stage of developing the appropriate structure and indicative funding terms have already been obtained from various providers of BBBEE finance.

The BBBEE transaction will be concluded during the 2008 financial year and will result in an approximate interest of 20% in Steinhoff Africa being held by black staff, business partners, investors and the community.

BUSINESS-DRIVEN CORPORATE CULTURE

Steinhoff's established corporate culture and common set of values is based on entrepreneurship and high technical competence, combined with individual freedom and a willingness to take personal responsibility.

The broad-based black economic empowerment transaction will be concluded during the 2008 financial year and will transfer a significant portion of Steinhoff Africa's shares to black staff, business partners, investors and the community.

The success factor most responsible for Steinhoff's strong growth is our ability to generate added value for our customers. This major strength is heavily influenced by the deeply rooted entrepreneurial spirit and business acumen in the group's corporate culture.

The group's employees are known for their ability to create innovative solutions that meet customer needs.

Business acumen also includes the ability to add to your own company's long-term profitability, based on business that is good for all parties. The same applies to cost-effective solutions in administration and logistics.

DECENTRALISATION PROMOTES FLEXIBILITY

Steinhoff's decentralised organisation promotes flexibility while encouraging entrepreneurship. The subsidiaries enjoy a close relationship with central management as well as employees in other business units.

Short decision-making paths as well as rapid and direct communication within the subsidiaries also facilitate informed decisions and clear responsibilities.

PRIORITIES

Increase customer satisfaction

We continue to sharpen our focus on end customers and customer value, which benefits us, our distribution partners, and naturally our end customers. Energetic focus on product development and fruitful customer relationships and after sale services remain among our top priorities.

Stricter cost control

The competition is intensifying constantly – therefore we must aim to further improve our efficiencies and flexibility in supply and cost base.

Continued work on streamlining the group's structure

We continue to improve communication and allow individual business units to benefit from being part of a bigger group, while streamlining our group structure and reporting lines.

Identify and develop new synergies

We continue to investigate and identify new synergies, and new ways of putting our resources to better use. In markets where we have not yet reached critical mass, we will achieve this more rapidly by capitalising on expertise and resources at our disposal in other parts of the organisation.

Cost of capital and capital allocation

We continue to explore more efficient alternatives to fund operations to reduce the cost of capital and grow shareholders' return on capital. Integral to this process is the appropriate allocation of capital to various operations.

Brand-building measures

This is a source of major growth and opportunity and we continue to build confidence in Steinhoff, as measured by our performance and ultimate customer satisfaction.

OUTLOOK

Steinhoff's strong growth is mainly as a result of our ability to generate added value for our customers. This major strength is heavily influenced by the deeply rooted entrepreneurial spirit and business acumen in the group's corporate culture.

The strategic actions implemented in various group operations are expected to deliver desired results in the current financial year and beyond.

In Europe, the group will continue to participate in the consolidation trends prevalent in key markets. Retail alliances will be expanded and the group is continuously considering opportunities which, if implemented, will expand its geographic reach and distribution base.

Possible European joint ventures in raw materials are also presenting interesting growth opportunities.

The United Kingdom retail operations are now well on track to make their required contribution, after the necessary management changes, repositioning of trading formats, adjusted product mixes and merchandising changes have been effected.

The Pacific Rim operations are well on course to show good growth in the current financial year, commensurate with their unique market conditions. The new Group Services International Sourcing Division is an exciting development that will assist group companies worldwide with purchasing third-party goods, intra-group sales and raw materials sourcing. The existing International Sourcing arm in Shenzhen, China will be incorporated into this new division, which is envisaged to centrally coordinate all group procurement as well as sharing retail concepts and product innovation between our divisions.

In South Africa, the value-adding potential of the NECF project in 2008 is expected to substantially add to the continued success and growth of PG Bison and its related timber-based operations. The group will continue to explore opportunities to entrench its security of supply of timber resources which, over recent years, has become an extremely scarce resource. The raw materials division stands to benefit further from its restructure last year and the addition of the BCM businesses is expected to contribute to additional intra-group opportunities. The Unitrans businesses continue to perform well, despite the credit environment and the introduction of the National Credit Act.

Management expects to achieve growth in headline earnings from continuing operations for the current financial year.

APPRECIATION TO MANAGEMENT AND STAFF

In the past year further guidelines were established for developing a more prosperous Steinhoff. Our financial gains and the results from strategic projects have laid the groundwork for making Steinhoff an optimum partner for our various stakeholders.

Without the daily and untiring efforts of our staff and management, we would not be able to achieve our ambitious goals or provide quality goods and services. Our staff worked beyond the call of duty to implement the measures introduced as part of the improvement process last year and, by doing so, they propelled your company forward in many areas. For this, we thank all our staff who continue to work towards building a stronger Steinhoff in the future.

THANK YOU

Our customers be it retailers or the end consumer, are the very lifeblood of our business and we thank them for supporting us in increasing numbers. Thank you to our shareholders – and welcome to those who invested in Steinhoff for the first time this year – as well as suppliers, industry and other regulators, the media, analysts, business associates and advisers.

In closing, thank you to our board colleagues and the senior management team for their leadership of the group over the past year. After a few challenging years, the staff of Steinhoff are starting to reap the benefits of their hard work and commitment, and we thank you all for a job well done.

We express our thanks to you, our shareholders, for the trust you have placed in us. Continue to accompany us on our growth course to a successful future and a better lifestyle.



Bruno Steinhoff
Chairman



Markus Jooste
Group chief executive

05 November 2007

financial officers' report

CHIEF FINANCIAL OFFICER
Jan van der Merwe

FINANCIAL DIRECTOR
Frikkie Nel

For CVs see page 52.



Jan van der Merwe   Frikkie Nel

The group's operating model, characterised by selective participation in geographical areas, currencies, funding structures, supply chain participation and investments in the household goods and automotive markets, again produced good results.

- 25% increase in headline earnings per share
- 13% increase in revenue from continuing operations
- 33% five-year compound growth rate in EBITDA

Introduction

The group continues to comply with International Financial Reporting Standards (IFRS) including the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), the listing requirements of the JSE Limited (JSE) and in all material respects with the code of corporate practice and conduct published in the King II report on corporate governance. As accounting standards become more technical and complex, we have focused on additional disclosure and clearer explanations to aid the reader's understanding of the group's financial performance. Accordingly, the group has early adopted both IFRS 8 – *Operating Segments* and IFRIC 11 – *IFRS 2 Share-based payment – Group and Treasury Share Transactions*. The group's accounting policies have been applied consistently to the periods presented in the consolidated financial statements, with the only changes being the early adoption of IFRS 8 and IFRIC 11 and a change in accounting polices for *Common control transactions – premiums and discounts arising on subsequent purchases from or sales to minority interest in subsidiaries*.

This review aims to provide a clearer view of the group's performance for the year ended 30 June 2007. The review is not comprehensive and should be read in conjunction with the annual financial statements on pages 84 to 221, and the chairman and chief executive's statements on pages 10 to 17.

Performance

The group's operating model characterised by selective participation in geographical areas, currencies, funding structures, supply chain participation and investments in the household goods and automotive markets again produced good results.

We are pleased with the 25% increase in headline earnings per share, bringing the five-year compound growth rate to 18%. Revenue from continuing operations increased by 13% to R34,2 billion, resulting in a five-year compound growth rate of 33%, and the five-year compound EBITDA growth rate is 33%. Operating margins increased year-on-year to 9,4% (2006: 8,6%).

Performance

	2007 R'm	2006 R'm
Continuing operations		
Turnover	**34 229**	30 159
Operating profit	**2 978**	2 505
Operating profit margin	**8,70%**	8,31%
Profit from continuing operations	**2 290**	1 908
Earnings per share from continuing operations (cents)	**184,3**	156,3
Discontinued operations		
Profit from discontinued operations	**143**	105
Profit on disposal	**542**	—
Profit per share from discontinued operations (cents)	**57,6**	9,3
Overall performance		
Profit attributable to shareholders	**2 970**	1 949
Earnings per share (cents)	**241,9**	165,6

REVENUE PER GEOGRAPHICAL AREA: 2007


51%
19%
8%

- United Kingdom
- European Union
- Pacific Rim
- Southern Africa

REVENUE PER ACTIVITY: 2007


2%
53%
35%

- Logistics
- Corporate services
- Manufacturing and sourcing
- Retail

The group's revenues from continuing operations grew from R30,2 billion to R34,2 billion.

On 29 June 2007 the Competition Commission approved and recommended the unconditional approval by the Competition Tribunal (who approved on 1 August 2007) of the disposal by Steinhoff of its Southern African furniture manufacturing interests (Bravo Group) to a private equity consortium led by Absa Capital, a division of Absa Bank Limited, and Bravo Group management for R1 375 million. The consideration received in respect of this disposal was received and accounted for at 30 June 2007.

In compliance with IFRS 5: *Non-current Assets Held for Sale and Discontinued Operations*, the results of the Bravo Group are presented separately from continuing operations on the face of the income statement, and the comparative period is represented without the discontinued operations. Except where otherwise indicated, this report focuses on continuing operations.

Summary of results

	2007 R'm	% change	2006 R'm
Revenue	**34 229**	13	30 159
Operating profit	**2 978**	19	2 505
Headline earnings	**2 408**	30	1 850
EBITDA net of capital items	**3 943**	22	3 220

EBITDA net of capital items

	2007 R'm	2006 R'm	2005 R'm	2004 R'm	2003 R'm	2002 R'm
Operating profit	**2 978**	2 505	1 931	1 134	961	650
Amortisation	**28**	2	—	39	31	37
Depreciation	**702**	625	425	214	192	164
Capital items	**235**	88	(2)	155	88	99
	3 943	3 220	2 354	1 542	1 272	950

Income statement

- **REVENUE**

The group's revenues from continuing operations grew from R30,2 billion to R34,2 billion, which includes increased levels of intra-group trading in line with the vertical integration business model. The growth in revenue were also achieved despite a deliberate profitability improvement strategy. In the United Kingdom the Harveys product and sales mix were re-positioned to focus on better margin businesses which resulted in a deliberate decrease in revenues. No material acquisitions or store openings had an impact on revenue for the year, and the increase, excluding the currency effect, is therefore largely attributable to organic growth.

The group continues to minimise and manage earnings volatility through appropriate foreign exchange risk management programmes. Approximately 49% (2006: 48%) of revenues are denominated in currencies other than rand (the group's reporting currency). Upon converting the results of the group into rand, changes in the exchange rate influence the group's results.

Apart from the British pound exposure in the United Kingdom, the Australian dollar exposure in the Pacific Rim, and the euro exposure in Western Europe, the group is also materially exposed to the Polish zloty (manufacturing operations in Poland), US dollar (sourcing operations in China) and the Hungarian forint (manufacturing and retail exposure in Hungary).

Revenue per operating segment

	2007 R'000	2006 R'000
Retail activities	20 874 933	18 298 440
Household goods and building supplies	9 175 267	7 974 197
Vehicles	11 699 666	10 324 243
Manufacturing and sourcing of household goods and related raw materials	13 786 631	10 534 697
Logistical services	3 784 845	3 352 406
Corporate services	821 056	574 308
Brand management	275 472	—
Investment participation	176 074	141 276
Central treasury and other activities	369 510	433 032
	39 267 465	32 759 851
Intersegment eliminations	(5 038 892)	(2 600 857)
	34 228 573	30 158 994

For more detail on the segmental analysis refer page 98 to 101.

OPERATING PROFIT BEFORE CAPITAL ITEMS AND INTERSEGMENT ELIMINATIONS BY SEGMENT: 2007


20%
23%
48%
Logistics
Corporate services
Manufacturing and sourcing
Retail

The group's various global corporate offices provide strategic direction and services to the decentralised operations globally, adding value through identifying and implementing our various strategies across the globe.

- **OPERATING PROFIT BEFORE CAPITAL ITEMS**

Group operating profit from continuing operations of R3 212 million (2006: R2 593 million) is 24% ahead of the prior year and operating margins have improved from 8,6% to 9,4% of sales. This improvement in margin can largely be attributed to improved revenues and margins in the motor retail and logistics activities in Africa, and improved efficiencies from increased intra-group supply that led to increased margins both at manufacturing and sourcing operations, and at retail operations in Europe.

Operating profit before capital items

	2007 R'000	2006 R'000
Retail activities	**719 236**	484 264
Household goods and building supplies	**255 128**	157 359
Vehicles	**464 108**	326 905
Manufacturing and sourcing household goods and related raw materials	**1 682 973**	1 239 760
Logistical services	**313 845**	278 856
Corporate services	**825 447**	542 885
Brand management	**275 412**	—
Investment participation	**176 035**	141 284
Central treasury and other activities	**374 000**	401 601
	3 541 501	2 545 765
Intersegment eliminations	**(329 349)**	47 297
	3 212 152	2 593 062

Operating margin (%) before capital items	2007	2006
Retail activities	3,45	2,65
Household goods and building supplies	2,78	1,97
Vehicles	3,97	3,17
Manufacturing and sourcing of household goods and related raw materials	12,21	11,77
Logistical services	8,29	8,32
Corporate services	—	—
Total group	9,38	8,60

Capital items (note 2 to the annual financial statements) are largely explained by the material closure and impairment costs relating to closing the Bayswiss retail operations in Australia (R171 million) and the Factory Shack business in the United Kingdom (R57 million).

- NET FINANCE COSTS

The increased interest charge reflects the higher level of average borrowings by the group during the greater part of the reporting period.

Net finance expense increased to R453 million (2006: R290 million) in line with the brand acquisition in Europe late last year, the change in funding strategy for rental fleet vehicles at Unitrans and the higher interest rate environment in the current year. The conversion of euro-denominated finance costs at a substantially higher rand:euro translation rate, had a further adverse affect on the interest charge. Despite higher finance costs in rands, the group continues to enjoy favourable borrowing terms for its foreign banking facilities.

THE GROUP'S OPERATING MARGIN

(%)


10
8
6
4
2
0
06
07

Year ended 30 June	*(%)*
2006	*8,6*
2007	*9,4*

While volatilities in exchange rates and interest rates can affect results, the group follows a diversified and country-specific debt approach, minimising cross-currency risks.

- INCOME FROM CORPORATE SERVICES

Steinhoff's various global corporate offices provide strategic direction and services to the decentralised operations globally, adding value through identifying and implementing our various strategies across the globe. In particular, the specialised skills required to manage the group's brands, investments and treasury activities are managed centrally. These activities also include the management of trade rebates, discounts and commissions. This has been done in order to secure the best possible utilisation and returns from these assets and activities and manage the risk inherent in these activities.

During the year under review the return on these investments was satisfactory and is highlighted below:

- INCOME FROM ASSOCIATES

Income from associates at R67 million (2006: R61 million) is mainly represented by the 30,8% (2006: 27,1%) investment in KAP International Holdings and the 26,7% (2006: 26,7%) stake in Amalgamated Appliances Holdings Limited, which contributed R42 million and R21 million respectively.

- TAXATION

The group's taxation charge from continuing operations decreased from R383 million in 2006 to R325 million, representing an effective taxation rate of 12,4% (2006: 16,7%). The taxation rate is reconciled in note 6.2 to the annual financial statements, and is mainly due to the mix of the group's businesses, favourable tax dispensations in the various geographical areas of operation, together with the effect of exceptional closing costs incurred during the year under review. The group expects that the total international tax expense will remain below 15% of profit before tax for the medium term.

Balance sheet and cash flow

- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment increased to R7 460 million (2006: R5 213 million). During the year a net amount of R2 938 million was spent on capital expenditure. Of this, R852 million was replacement capital expenditure while R2 086 million was invested in new capital items, particularly properties (R1 237 million) and the North East Cape Forests project (NECF project) (R715 million), described in more detail under the investing activities, heading in this report. Maintenance capital expenditure was funded by internal cash generation.

- INTANGIBLE ASSETS AND GOODWILL

Intangible assets increased slightly to R5 588 million (2006: R5 419 million) while goodwill increased to R4 659 million (2006: R2 474 million). Of this, R1 988 million was for the premium arising on subsequent purchases of minority shares. This premium arose on acquiring the remaining minorities in Homestyle Plc and Unitrans Limited, effective 31 December 2006 and 31 March 2007 respectively.

On an annual basis, the group reviews all intangible assets with an indefinite useful life and goodwill acquired in a business combination annually for impairment.

As such, all material values of goodwill, trademarks and trade and brand names in different territories were individually reviewed for impairment in terms of IAS 36 by management and/or independent valuers during the year.

The details of all impairment calculations prepared by the various management teams and/or independent valuers are disclosed in notes 10 and 11 to the annual financial statements. Impairment charges of R20,0 million (2006: R1,2 million) were recorded as a result of paragraph 65 of IFRS 3: *The utilisation and recognition of previously unrecognised assessed losses.*

- NET DEBT AND GEARING

Our long-term capital expansion projects are financed by a combination of floating and fixed-rate long-term debt. This debt is normally financed in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

Summary

Interest-bearing net debt	R'm
Long-term liabilities (including short-term portion)	9 467
Current liabilities	1 767
Less: Bank balances and funds on call	(5 065)
Less: Interest-bearing investment and loans	(2 048)
	4 119

Cash flow

The group's cash flow from operations remained stable at R3 454 million (2006: R3 486 million). Cash generation is stated after taking account of the net increase in working capital of R476 million (2006: decrease of R134 million). The level of cash generation confirms the quality of the group's earnings as well as the positive cash cycle inherent to the vertical integration business model.

- WORKING CAPITAL

The group expects that the working capital cash outflow of R476 million will revert to positive territory as the problems experienced by Unitrans, due to the implementation of a new national vehicle registration system, which delayed the registration of vehicles causing a stock buildup that was the main reason for the cash outflow, is now resolved.

Continued sound working capital management remains a priority despite the ongoing practice of accelerated payments to suppliers to secure better prices and trading terms, including settlement discounts.

- INVESTING ACTIVITIES

Cash flow of investing activities of R1 944 million was made up as follows:

Investing activities	R'm
Expansionary capital expenditure	(2 086)
Maintenance capital expenditure	(852)
Net cash inflow from sale of the Bravo Group	1 169
Net cash outflow from acquisition of subsidiaries	(150)
Net decrease in investment and loans	96
Cash outflow on minority take-out	(129)
Other cash inflow	8
Net cash inflow on investing activities	(1 944)

The expansionary capital expenditure was in respect of:

NECF project

The capital expenditure on the NECF project amounted to approximately R715 million in the year under review, with the total spend expected to be in the region of R1 500 million. Once complete, the investment will increase PG Bison's particle board capacity by 50%, which would result in this division having to import less particle board to satisfy market demand. The reduction of imported particle board will result in higher operating margins. The project is expected to be operational by 2008. The new site is expected to contribute an additional R200 million to the group's EBITDA, which should result in a internal rate of return of approximately 23%.

Property acquisition

Effective 30 June 2007, Steinhoff acquired 51 properties previously leased by Steinhoff Africa and Unitrans Motors under long-term lease agreements. The purchase consideration was R1,2 billion. Future lease commitments' savings and rental received will reduce the lease expense per annum. These properties are mostly owner-occupied, strategic in nature, and used in the production of income. The properties, not occupied by us, will be commercially managed to their full potential.

Homestyle restatement

Following the acquisition and initial accounting for the Homestyle Group Plc on 30 June 2005, the group has undertaken a comprehensive turnaround plan including the introduction of a largely new executive management team which has addressed a number of operational issues in this group. In this process, management noted certain accounting inconsistencies and misstatements related to legacy issues in place at the acquisition date.

For the full picture on loans and borrowings see page 169.

For a detailed analysis of the current year income statement tax charge see note 6 to the annual financial statements.

In line with IAS 8: *Accounting Policies, Changes in Accounting Estimates and Errors,* these inconsistencies and misstatements have been corrected retrospectively by restating comparatives for affected prior periods as follows:

Restated as at 30 June 2005	As previously reported R'000	Adjustment R'000	Restated R'000
Fair value of assets and liabilities acquired	614 417	(194 614)	419 803
Minority interest	(240 483)	76 172	(164 311)
Goodwill arising at acquisition	676 163	118 442	794 605
Total consideration	1 050 097	—	1 050 097

The increase in goodwill did not give rise to any apparent impairment based on impairment tests conducted during the year.

HOMESTYLE: CONTROL ENVIRONMENT

Given the weak control environment in the Homestyle business prior to the acquisition, the management team has been largely replaced. Philip Dieperink (ex Unitrans) has now been appointed as chief financial officer for the entire Steinhoff United Kingdom group. All financial controls and accounting policies were reviewed in the past year and management is confident that the control environment is now more robust and will be effectively managed as part of day-to-day business operations.

Shareholding and equity

Ordinary shareholders' funds at 30 June 2007 increased to R16 233 million (2006: R11 016 million). The return on average ordinary shareholders' funds was stable at 22%. The net asset value per ordinary share increased to 1 292 cents from 965 cents at 30 June 2006.

RETURN ON EQUITY

The company's return on average ordinary shareholders' funds (ROE) remained in excess of 20%. Shareholders' funds increased during the year under review, *inter alia*, as a result of Homestyle and Unitrans minority transactions pursuant to which ordinary shares to the value of R2 440 million in the aggregate were issued. The ROE was achieved notwithstanding the absence of a concurrent full-year contribution to earnings in respect of the minority interests acquired.

The board has approved a cash distribution of 50 cents out of the share premium account. The company has substantial share premium which can be used for distribution.

Key areas where management's judgement has been applied

DEPRECIATION RATES

An entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. Although the group made use of all available market information in assessing the residual value and useful lives of these assets, these could vary depending on a number of factors, such as technological advancements and property market.

DECOMMISSIONING AND RESTORATION PROVISIONS

Estimating the future costs of these obligations is complex and requires management estimates and judgements as most obligations will only be fulfilled in future, and contracts and laws are often not clear on what is required. The resulting liabilities can also be influenced by changing technologies and geopolitical factors in various countries.

IMPAIRMENTS AND FAIR VALUATIONS

Impairment assessments on property, plant and equipment, goodwill and intangible assets are performed annually. The intangible assets and goodwill impairment tests are mainly tested using the relief-from-royalty method or discounting expected future cash flows generated by these assets. The relevant cash flow is then discounted using the weighted average cost of capital (WACC) and the present value of these cash flows compared to current net asset value and, if lower, the assets are impaired to the present value. Management uses its best estimates when forecasting market conditions and expected useful lives that drive these calculations, but these estimates can also be influenced by changing technologies, product life cycle and geopolitical factors in various countries.

WACC drives many of the group's fair valuation estimates, for example the fair valuation of acquired intangible assets recognised in terms of IAS 38. The WACC rate differs from country to country. The resulting present value for similar cash flows year-on-year will be influenced by changes in the WACC rate. External uncontrollable variables, such as rising interest rates, influence the WACC rate, and could result in impairments. The principal assumptions used in calculating the carrying value of intangible assets are highlighted in note 11 to the annual financial statements.

Lastly, the group owns and manages timber plantations for use in manufacturing timber products. The Faustman formula and discounted cash flows were applied by an independent valuer in determining the fair value of the plantations. In the current year, the carrying value of the group's consumable biological assets was increased by R107 million. The Faustman formula is host to many variables such as cost of land per hectare, timber prices and timber yields that are influenced by many factors and could result in material fluctuations in the fair valuations of the group's timber interests.

VALUATION OF FINANCIAL INSTRUMENTS

The valuation of derivative financial instruments is based on the market situation on balance sheet date. The value of these derivative instruments fluctuates daily and actual amounts realised may differ materially from the value at which they are reflected on balance sheet date.

Also refer to note 34 to the annual financial statements for further detail.

Financial risk management

The group's success in its overall strategy is largely attributable to its business philosophy which supports decentralised, autonomous business units that trade at arm's length and entrepreneurial culture to remain competitive. The board recognises that some elements of risk management can only be achieved on an integrated basis and, as such, financial risks such as exchange rate risk, interest rate risk, liquidity risk and commodity price risk are controlled centrally and explained in the risk management section of the corporate governance report. The primary key performance indicators used to measure operational management and to manage the financial performance of the business proved successful and remain in place. These include:

- the analysis of sales and products against budget and how the business is regenerating itself in the short term and positioning itself for the long term;
- trends in market and internal volumes which provide insights into underlying business growth;
- cash flow generated;
- rising costs through which we manage and analyse the cost base in relation to sales; and
- operating profit margin progression over time, which demonstrates the overall quality of the business and earnings.



Jan van der Merwe
Chief financial officer



Frikkie Nel
Financial director

05 November 2007

operational review

european division

MANAGING DIRECTOR
Markus Jooste

GROUP FINANCIAL DIRECTOR
Jan van der Merwe

FINANCIAL DIRECTOR
Siegmar Schmidt



Markus Jooste

Steinhoff Europe remains a leading supplier of household goods and related products in the United Kingdom, Europe and the Pacific Rim. In line with the group's global strategy, the target is to add value to the supply chain through selective manufacturing, sourcing and distribution including logistical services and, where feasible, retail to the ultimate consumer.

Divisional management


IAN TOPPING


FRANK EBERLE


ANDREAS BOGDANSKI


PAUL VAN DEN BOSCH


GEOFF MCINTOSCH


TOM HUANG

UNITED KINGDOM Ian Topping (47) CEO MA, MBA | Philip Dieperink (51) FD BComm (Hons), CTA, CA(SA), Hdip Tax | David Shaw (55) MD Furniture supply division | Andy Murdoch (55) MD: Pritex | Ad van der Horst (54) MD Norma Nima c marketing | Bill Carrahar (44) MD Beds division, Homestyle

GERMAN REGION Frank Eberle (44) MD BBus Admin | Gerrit Venter (34) FD CA(SA) | Thomas Schmidt (44) Marketing | Thomas Möller (46) Case Goods | Michael Miebach (43) Upholstery | Uwe Smidt (46) Logistics

EASTERN EUROPE Andreas Bogdanski (45) MD Econ (Cum Laude)

NETHERLANDS, BELGIUM, FRANCE Paul van den Bosch (45) MD VEcon, MBA | Jan Bertrand (54) Financial Controller QC HOFAM Accountancy | Danny van den Bosch (42) R and D/Buying | Bernd Niessen (42) Logistics and operational | Frans Herman (51) Marketing New purchase/Nima marketing

PACIFIC RIM Geoff Mcintosch (53) MD. Retail | Michael Gordon (41) MD Group Services BAcc, CA(SA), CA(Aus) | Tim Schaafsma (34) Director and secretary LLB, ACIS, Solicitor | Leo Watling (41) Freedom Australia | Debbie Riding (38) Freedom New Zealand | Italo Tius (57) BayLeatherRepublic

INTERNATIONAL SOURCING Tom Huang (33) MD CA(SA)

european division (continued)

REVENUE


50,6%
49,4%

NON-CURRENT ASSETS


39%
61%
Africa
Europe

Income attributable to shareholders for this division for the year ended 30 June 2007 was 6% above budget and 25% higher than last year.

Performance

This division operates in three distinctive geographical areas and operating divisions, namely the United Kingdom, Europe and the Pacific Rim. Europe is further segmented into three subdivisions:

- Benelux;
- the German region and Hungary; and
- Poland and Eastern Europe.

The overall performance of the division was good, complemented by the growing intra-group trading that has increased margins.

The division's focus on ultimate consumer brand recognition, through continued investment in the development and positioning of intellectual property, particularly trade and brand names, continues to benefit margins.

Trading conditions in the industry and the focus markets of this division remain challenging.

Trading conditions in the retail and household goods industry in the United Kingdom have been difficult for some time. This affected the turnaround of the Harveys' retail chain and the repositioning of its product offering took longer than anticipated.

The German market has recovered from a declining growth phase, and remains the largest furniture market in Europe with a per-capita spend on furniture ranked among the top in the world. However, this market remains very competitive, with only the most efficient and appropriately structured manufacturers being able to trade profitably, as evidenced by the liquidation of two significant competitors in the German region. Our European business has continued its supplier of choice status, increasing its trade with customers of these two competitors. Again, despite tough market conditions market share grew.

The Eastern European division produces primarily for the German market and did well to hedge the group from German manufacturing pressures. The division is also responsible for supply into the mail order, mass-market and discounter market of Germany, which showed good growth during the year.

The Benelux division had a good year, aided by returns from the successful retail concept, *Henders & Hazel*.

In Hungary, the division recorded satisfactory results and retail activities have been aggressively expanded. The international model is successfully applied and close to 50% of retail sales are procured or sourced from the group's own manufacturing and sourcing divisions

In Australia and New Zealand, trading conditions remained subdued as a result of record interest rates. The Freedom chain performed very well underpinning the success of the brand renewal project which commenced in the prior period. A further review of its performance and brand penetration, resulted in the closure of several unprofitable divisions, specifically Bayswiss, and exiting the food product segment.

The International Sourcing operation from the eastern regions had an exceptional year, with intra-group supply being twice the level for the prior year.

Given the synergies realised and margins enhanced via intra-group supply, a new division has been created that will incorporate the International Sourcing division in China (and Vietnam). This division is responsible for managing and increasing intra-group trading, sharing product designs and the effective and efficient use of intellectual property, and ensuring that the group benefits from synergies.

Strategy

With the evolvement and broadening of the European Union, Steinhoff's strategy initially focused on transferring significant amounts of production capacity from Germany to a low-cost environment, predominantly Poland, and, to a lesser extent, Hungary and the Ukraine. Simultaneously, the group developed and acquired the logistical and sourcing capabilities to serve and maintain its customer base largely in Western Europe.

Inherent to our strategy is the acquisition, development and positioning of leading brands, patents and technology to increase the product offering and customer base to include higher-margin branded products without neglecting the operations that produce for the mass market.

This group's retail initiatives in the European Union are closely linked to its customer service strategy and are currently based on a less direct approach compared to our other markets. Based on the well-known store-in-store concept, essentially the group provides a retail or studio concept to selected retailers on an exclusive basis. The studio concept is fully managed and supported by the group on behalf of the retailer, and comprises the Henders & Hazel and Esprit brands.

In addition, Steinhoff Europe has formed strategic alliances with certain key customers and takes part in retail investments and other initiatives that further extend our retail footprint. The group benefits through profit participation and profit-sharing arrangements underlying these initiatives.

Performance

Revenue at R16,9 million was 16,5% up on last year. This was despite the effect of factors such as Harveys in the United Kingdom, where turnover was purposefully reduced in order to improve margins, and the increased intra-group sales which led to the elimination on consolidation of turnover in the United Kingdom, Poland, Australia and New Zealand.

The group's operating margin remained stable and improved with 1% on the prior year.

This satisfactory performance, despite a difficult year in the United Kingdom, bodes well for the division's future performance.

European operational segments

UNITED KINGDOM

Since inception the supply chain in the United Kingdom has developed from being only a distributor of furniture, to manufacturing and sourcing beds and mattresses, converting and adding value to foam products, and manufacturing and sourcing upholstered furniture, to retailing household goods to the end consumer. The acquisition of Homestyle Group Plc (listed on the London Stock Exchange at the time) provided the platform for direct consumer sales through the bedding and furniture retail divisions.



european division (continued)

UNITED KINGDOM BRANDS

SPRUNG SLUMBER

PRITEX


Relyon
The best beds in the world


Steinhoff
UK UPHOLSTERY DIVISION

Harveys

CARGO


Bensons for beds

Sleepmasters

your 1st choice for BEDS


THE BED SHED
WAKE UP TO VALUE

The division focuses on manufacturing, sourcing and retailing furniture, beds and household accessories in the United Kingdom. The logistics operations of Unitrans United Kingdom now also form part of this division. Pritex manufactures foam and fibre products for the bed factories and also *supplies international automotive and* industrial customers with high-margin value-added, foam-related products principally for acoustic and noise dampening purposes.

The United Kingdom retail market for household goods remained challenging during the year. Several interest rate increases affected the industry, as a result of the trend among consumers of deferring the purchase of big ticket items such as furniture. The pressure of this turbulence on United Kingdom focused manufacturers and retailers usually results in price wars, discounting and low sale densities. Steinhoff has typically been less exposed to market turbulence, given our broad product range and balanced sourcing and manufacturing supply base, which provide flexibility in tough market conditions.

The retail division in the United Kingdom consists of three subdivisions. These are a beds operation, with three retail chains, a household goods retail chain and a furniture retail chain. The beds retail division recorded a satisfactory performance during the year. This division comprises Sleepmasters, Bensons for Beds and The Bed Shed.

Harveys, the furniture retail chain, made much progress with its planned turnaround strategy during this year, even though this took longer than anticipated. The division's clearer focus is reflected in a new sales mix with improved products, better store standards and renewed confidence. Collectively, this will support future performance. Underscoring its improved outlook, Harveys has taken up the sponsorship of "Coronation Street", a very popular United Kingdom television series on ITV. This is the largest single sponsorship in the United Kingdom television industry and will run for two years, and commenced on, 1 October 2007. The increased focus on logistical services in support of delivering product to the end consumer will complement the benefits of these branding and marketing activities.

The household goods retail chain, Cargo Homeshop, significantly increased operating margins and net profits off the same revenue base during the year. This improved performance is expected to continue, reflecting the impact of the management team appointed at the beginning of the year.

The United Kingdom manufacturing division delivered a strong overall performance reflecting strong intercompany sales growth. Particular highlights include a record year for Pritex, which has shown strong growth in its international business, and an excellent first full year for the Bridgend-based upholstery plant, which mainly supplies its sister company, Harveys. Intra-group purchases by the United Kingdom division in 2007 increased to 45% (2006: 25%).

Going forward, our focus essentially remains on:

- manufacturing beds and furniture and upholstery for the middle and upper end of the United Kingdom market;
- furniture and beds retail aimed at the middle market throughout the United Kingdom, providing a full range of upholstery, dining, beds and bedroom furniture; and
- foam and fibre parts manufacturing where international market exposure has increased and products are primarily used for noise reduction in industrial and automotive applications and in supplying components for the manufacture of beds.

The major risks for the division remain:

- tough trading in Harveys. The new executive team is bringing the business under control;
- rising container prices and freight forwarding from the Far East. The division changes suppliers and increasingly liaises with other Steinhoff divisions to alleviate these risks;

- tightening of the United Kingdom retail market following interest rate hikes. Management continues to reduce the cost base, especially in the retail businesses; and
- intercompany sales. The retail businesses will be a major growth highlight for the coming year.

The manufacturing businesses are operating well and expecting a record year.

Management and prospects

Philip Dieperink, previously chief financial officer at Unitrans, recently joined the United Kingdom division in the same capacity and should add support to Ian Topping, the division's chief executive officer.

Prospects are much improved. Strengthening the management team in the retail division is boosting confidence throughout both Harveys and the manufacturing division. The product ranges in beds are improving and enhanced marketing (especially through television) is raising brand awareness significantly.

The specific focus for the Steinhoff United Kingdom divisional management will now be to maximise the benefits of integrated global manufacturing, sourcing and logistics capabilities to optimise intra-group supply to these retail chains.

EUROPE

The European division, which includes the Benelux division, the German region with Hungary and the Eastern European division, had a very good year.

Germany

The sales focus remains geographically on the German market, with a rising tendency towards neighbouring markets such as Benelux, Austria, Switzerland and Eastern Europe, in producing and supplying goods for the middle to upper market consumer. The division's organic growth stems from the performance of Hukla Upholstery, Danubia dining-room chair production, Purisbad production of bathrooms and sales of Klose products to Eastern European countries.

In recent years, and in tandem with the spread of the European Union, the group has developed its strategy of transferring a significant amount of production capacity from Germany to low-cost environments such as Poland, and also Hungary and the Ukraine. Simultaneously, logistical and sourcing capabilities to serve and maintain the Western Europe customer base have been developed.

This division comprises:

- Poland – four upholstery factories and three case good factories;
- Hungary – one upholstery factory, one upholstered chair factory, 11 retail sites;
- Germany – two upholstery factories, one bathroom furniture factory, one mattress factory; and
- Sourcing and distribution facilities – one in Poland and two in Germany.

Although the German economy recovered, trading conditions remained tough. During the year, higher worldwide demand for commodities resulted in significant price increases in raw materials. This trend changed a business environment that had remained stable for several years.

Management accordingly had to adopt a more flexible pricing structure in matching the supply of raw materials with adjusted or increased prices to customers. The pressure on furniture producers in Germany resulted in more failures, of which the Schieder group and Weco were the largest.

This division focuses on producing or sourcing products including:

- upholstery – for the middle to upper market;
- case goods, both living and dining-room – targeted at the upper market, particularly through the Klose brand, and also at the lower and middle market through the trading operations of Bruno Steinhoff GmbH;

GERMANY BRANDS
















european division (continued)



noma



Henders & Hazel
HABUFA
meubelen

- bathroom products – targeted at the middle to upper market; and
- occasional furniture – targeted at the lower to middle market.

In the European Union, the group's retail and customer service strategies emerged in the store-in-store concept. Essentially, the group installs, manages and supports an exclusive retail or studio concept on-site for selected retailers. Esprit furniture was successfully implemented this year, with several Esprit studios now in place at selected retailers. The efficient customer response project has enhanced the customer service strategy by building a trading relationship where goods are delivered to the customer based on predetermined guidelines, with the customer advised regularly.

In addition, strategic alliances with certain key customers in retail investments and other initiatives are extending the group's retail footprint and are delivering benefits through profit participation and profit-sharing arrangements. Steinhoff's investment in these initiatives at year-end was R2,35 billion and contributed R176 million in retail participation profits (excluding the interest earned on the investment).

The rise in raw material prices and the consequent need to adjust trading terms with customers has increased selling prices in the business environment. The migration of skilled employees from Poland remains a concern. Several strategies have been put in place, including the increased appointment of a different profile of employee and adjustment of the incentive and remuneration schemes with a view to retaining the labour force. In addition to adjusting trading conditions with customers, strategic relationships with strong retail players remain a focus and should provide an enhanced retail base for increased sales in the new year.

Benelux

Steinhoff's main interest in the Benelux region is through the 50% joint venture with van den Bosch Beheer BV, which continues to increase market share while maintaining profitability.

This group sells a wide range of household goods to retailers in The Netherlands, Belgium, Luxembourg and Germany, and exports products to the United Kingdom.

This division is not involved in manufacturing and all products are sourced independently. The increased focus on providing a retail concept to customers continues to be successful.

Principal activities are conducted from Habufa Meubelen BV. The Habufa branded products comprise a range of rattan, antique reproduction and upholstered furniture, and its strength lies in its global sourcing network and design and style innovation. The retail concept, a retail solution which is individually developed and designed and includes lifestyle furniture, accessories and home decorations, has been implemented on a store-in-store basis under the Henders & Hazel name in the European market. The Henders & Hazel team developed the concept to enhance the fashion nature of household goods with exclusivity arrangements with a number of dedicated retailers. Exclusive rights for the Henders & Hazel concept has been granted in Belgium, The Netherlands and Germany and has grown to more than 90 shops in these countries.

Included in this region, although managed as part of the United Kingdom bed manufacturing division, is Norma Boxmeer BV, a production company with two factories producing upmarket beds in The Netherlands. The change in requirements by customers for bed products has led to a larger market for inner sprung mattresses on the continent.

Current market trends indicate that more kitchen and bedding products are being sold where additional features and motion are included.

CENTRAL EUROPE

The Eastern and Central European division has again performed exceptionally well through its manufacturing facilities in Poland and the Ukraine. The division increased market share and revenues despite the strength of the Polish zloty. The factories are mainly dedicated to mail-order and mass discount businesses. Annually, millions of mail order catalogues are distributed and products are delivered all over Europe.

Divisional management has capitalised on its position as a low-cost local manufacturer and distributor of quality furniture and related household goods in Central and Eastern Europe. The division is also marketing more actively to increase exports to France, the Benelux countries, Switzerland and Austria. The factories in the Ukraine produce primarily for the group's European mail-order business but also for Divany Mebli in Hungary. The Ukraine operation will be used as a base to explore the Russian market.

As with the rest of Europe, the division was affected by increased raw material prices and the migration of labour from Poland. Reliable sources estimate that approximately two million Polish residents have emigrated to various European countries over the last two to three years. Strategies have been put in place to retain staff and the division continues to redesign the production process to use the labour force more effectively.

PACIFIC RIM

The Steinhoff Asia Pacific division increased total revenue in rand from R2,26 billion to R2,66 billion, representing growth despite difficult market conditions throughout the year despite the closure of key non-core and underperforming businesses. These included Bayswiss, Leviene and Nexus Furnishers. The Australian furniture market size is reported as approximately A$6,3 billion and Steinhoff Asia Pacific's market share is estimated at around 10%.

This division comprises a retail distribution and manufacturing business with operations in Australia and New Zealand and includes management's responsibility for the Steinhoff International Sourcing division, which operates in Asia. The four key business units in the retail sector are Freedom Australia, Freedom New Zealand, Snooze and BayLeatherRepublic. The group operates through 76 Freedom stores throughout Australia and New Zealand, of which 29 are franchised, 15 Freedom Home stores, Snooze with 73 stores, 8 BayLeatherRepublic stores, and Guests and Andersons with 5 stores. The retail chains are supported by the manufacturing division with four plants producing solely for own use. The manufacturing division is one of the biggest customers of the Steinhoff International Sourcing division that supplements own manufactured product with imported product from the east. The division's retail brands cover the lifestyle markets of furniture, homewares and service for the home, both in general retail format (Freedom and Freedom Home) as well as specialist brands (such as Snooze – bedding and bedroom furniture and BayLeatherRepublic – specialist leather upholstery retail). The retail chain is supplied through the combination of International Sourcing and local manufacture, which accounts for the majority of goods sold by the group brands and to cover a broad demographic spectrum in the Australian and New Zealand markets. Two of the division's brands, Freedom and Snooze, function through company-operated and franchised outlets.

Key divisional objectives for the year included:

- completion of Freedom's project renew, which involved new signage and in-store refurbishments;
- non-core businesses, including Bayswiss, were successfully closed during the year;
- regional Freedom stores in Australia and those in New Zealand were successfully franchised to secure dedicated management and future profitability of the brand in these areas;

Depol-



Mago-
...the function company


Kolekcja
Mebli Klose

KPM


STEINPOL
friends of the discounters

ITALINE
by Prudnik


kolekcja
steinhoff


ICM Meble Spółka z o.o.


Fabryka Mebli Prudnik

european division (continued)



Divany


KANIZSA
TREND KFT


andante
by KanizsaTrend

danubia
Mohács Zrt.

LINEA ITALIA



- centralisation of group logistics, including the central warehousing facility in Kings Park, is on schedule and is expected to be completed early in 2008;
- a new Snooze brand has been launched and new in-store design is being tested before full deployment;
- the use of G&G businesses to add sales functions to Steinhoff International Sourcing is ongoing; and
- the Vietnam trading office was opened during the year and will form part of Steinhoff International Sourcing.

The key difficulty experienced by this division was that market conditions in the key states of New South Wales and Victoria did not experience the growth levels of Western Australia and Queensland. Continued pressure on cash rates, given interest rate hikes, as well as record fuel prices and a *spike in inflation caused by widespread* drought and flow-through of fuel costs, have dented consumer confidence and spending. Many households have high levels of debt and are deferring spending on non-essential and some big-ticket items.

With the strengthening of the Australian dollar against the US dollar and improved *accessibility of supply from Asia, the market* continues to be fragmented by a wide range of players, including many very small operators.

The housing market is reaching a crisis point with prices re-accelerating and rental growth is up strongly. However, purchasing affordability has deteriorated, new dwelling construction has stayed low and this could lead to a chronic shortage of housing. Given that the supply of new dwellings built versus demand and the flow of new dwellings is closely related to the household goods sector, growth in this industry could be affected.

Despite these factors, the furniture market recorded growth overall and the division's brands were able to at least match this level of growth and in many cases exceeded expectations which should continue.

During the year, the Snooze business rolled out a new logo and in-store design which established its position as "sleep experts", rather than competing solely on price as other bedding specialists do. The new financial year will see the planned conversion of Snooze's flagship company-operated stores and the trialling of three models for franchise-operated stores.

A significant expansion of the group's logistics facility in Kings Park in New South Wales will be completed early in 2008, greatly improving the group's ability to centrally manage its importing and distribution activities without relying on third-party storage and handling. The expanded facility will pave the way for changes in importing towards consolidating in-bound shipping at source and using "hub" locations to bring down handling and therefore logistics/infrastructure costs. The Kings Park facility had capacity for 55 000 pallet positions, over 50% higher than the prior year. With changes to the Kings Park logistics facility, the manufacturing facility currently operating on that site will be relocated in the same vicinity. The manufacturing site plus the existing Greenfields factory will be Freedom's dedicated source of locally made and produced (predominately fabric) sofas. By focusing only on the Freedom business, Steinhoff Manufacturing aims to provide a competitive advantage for Freedom in terms of customer options, lead times and quality as part of the value-added supply chain.

EAST ASIA

The group established the Steinhoff International Sourcing division as a pure service provider to support sourcing products from each division or territory from which the group operates at competitive prices, with quality review and planning.

This division complements and supplements the group's design and manufacturing capacity in each of the territories where we operate.

The division's business model is one of complete transparency as a buying agent by eliminating traders and unnecessary intermediaries. As all our intra-group customers have unique sourcing requirements, this division tailors its services to their individual needs and operating practices. Services include identifying and qualifying suppliers, comprehensive material and product development, technical assistance, comprehensive fabric development, coordinating sample approvals, lab tests and raw material supply, supervision logistics and shipping information and undertaking quality assurance inspections at all vendor production sites.

This division will be structured to form part of the enlarged intra-group trading division to increase the synergies and services provided by this division to complement all operational business units in different territories. The sourcing division's competitive advantage is that intra-group customers can access its supply base of factories and our integrated product databases from three different continents which have accumulated over the last four years. Our in-house fabric specialists work with our furniture sourcing team to ensure that stringent colour-fast standard and qualities are met which in turn ensure that the highest quality standard of furniture is produced. As a result of changes in global production, we have expanded our team to facilitate the sourcing network and have set up a trading office in Vietnam to provide services from this location.

The phenomenal growth of the past three years continued in the review period and growth through product knowledge should continue.

The group's global vertical integration strategy was largely developed from the experience in Australia and New Zealand, where Steinhoff was only initially invested in manufacturing.

The strategic alliance formed with Freedom Group Limited (a major customer of Steinhoff and listed in Australia at the time) led to the ultimate acquisition of Freedom's retail base. The group's full manufacturing capacity in the Pacific Rim is now dedicated to supplying the retail base, which largely completes the vertical integration strategy in the Pacific Rim.

Additionally, given the reliance on product sourced from Asia to complement the group's manufactured product offering, the conveniently located sourcing offices in Taiwan and China control global sourcing for the entire Steinhoff group, and their regional expertise is a decided competitive advantage.

PACIFIC RIM BRANDS

freedom



Leather Republic

G&G

operational review

african division

MANAGING DIRECTOR
Danie van der Merwe

FINANCIAL DIRECTOR
Hein Odendaal



Danie van der Merwe

In recent years, Steinhoff's strategic plan has unfolded steadily. Steinhoff Africa focused on vertical integration in different raw materials and diversified the group's investments into related industries to counter the effects of different cycles in the southern African economy.

Divisional management


JO GROVÉ


CHRIS VAN NIEKERK


FRANS HUMAN


MAHMUD ALAM


HEIN ODENDAAL


PETER GRIFFITHS

UNITRANS Jo Grové (58) CEO AMP (Oxford) I Frank Wagner (47) CEO: Unitrans supply chain solutions BAcc, CA(SA) I Steve Keys (46) MD: Motor and financial services CA(SA), Hdip Tax I Nico Boshoff (51) MD: Unitrans passenger BComm (Hons), CTA, CA(SA), Hdip Tax

PG BISON Chris van Niekerk (60) CEO BA (HED) I Andre Norval (49) CFO BComm, CA(SA), MBA I Andrew Gilbert (57) Director: Capacity creation and trade retail BAcc, MBA I Gary Chaplin (37) COO: Timber products I Jorg Weeber (60) Director: Capital projects Dipl Eng (Ger) I Philip Roux (38) Director: Logistics BComm, MBA

RAW MATERIALS AND AFRICA OPERATIONS Frans Human (52) MD BA I Peet van Coller (31) FD CA(SA) I Ferdie van Vuuren (54) MD: Mattex BComm I Andre Jooste (39) MD: Loungefoam BComm (Hons)

INDIA Mahmud Alam (43) MD BComm

GROUP SERVICES Hein Odendaal (50) MD CA(SA)

FURNITURE DIVISION Peter Griffiths (44) MD CA(SA), CFA I Greg Boulle (51) FD CA(SA) I Larry Webster (54) Marketing and sales I Chris Dirks (40) Marketing, BComm (Hons) I Stephan Niewoudt (40) Human Resources, BComm (Hons)

african division (continued)

REVENUE


49,4%
50,6%

NON-CURRENT ASSETS


61%
39%
Europe
Africa

During the year, Steinhoff acquired the BCM Group, predominantly a wire drawing plant and a producer of springs and other components for the bedding and furniture manufacturing industries.

The South African household goods sector continued to experience strong demand during the year.

Before year-end, the group completed the disposal of the bedding and furniture manufacturing, import and transport divisions to a private equity consortium led by Absa Capital Limited and management, with a significant stake available to Black Economic Empowerment (BEE) participants.

Subsequent to the sale of the furniture manufacturing business the group consists of three operating divisions. These divisions being Unitrans (freight logistics, motor retail, passenger transport), PG Bison (forestry, sawmills, panel products, building material (retail) and raw materials (foam, textile, components).

Revenues, for the Africa Group excluding revenue from discontinued operations, increased from R15 633 million to R17 303 million.

PG Bison again delivered solid results and its development of the ultra-modern, technologically advanced particle board plant in Ugie is on track. This expansion will enhance capacity by approximately 50% and will improve margins through efficiency gains and as imported products are replaced with more profitable local manufactured products.

At year end, Steinhoff acquired the BCM Group, predominantly a producer of springs and other components for the bedding and furniture manufacturing industries. This acquisition will enhance the product offering in the raw materials division.

The take-out of minority shareholders in Unitrans Limited and its subsequent delisting was completed in May 2007.

In recent years, Steinhoff's strategic plan has unfolded steadily. At an early stage, the strategy for southern Africa included diversification and industrial investments focussing on related industries such as the automotive industry. The division set out to derive synergies from these investments. Steinhoff Africa focused on vertical integration in different raw materials and diversified the group's investments into related industries to counter the effects of different cycles in southern African economies. The initial strategic investment and ultimate minority take-out in Unitrans Limited, now Unitrans Holdings (Pty) Limited, completed the supply chain by providing an efficient distribution and warehousing platform.

Retail activities include the experience gained from PG Bison's activities in the building supply retail market through Pennypinchers and Timbercity and retail activities of Unitrans Motors.

Unitrans

The Unitrans Group contributed revenue of R15,0 billion, 12% up from the prior year. The quality of earnings remains strong with acceptable growth figures budgeted for the current year.

VEHICLE DIVISION

Unitrans Motors performed exceptionally well in a new car market that reached historical highs in the calendar year ended December 2006. For the financial year, operating profits improved more than 30% with vehicle sales growth at 16% compared to industry volume growth around 10%.

Following the prior year's exceptional new car sales, after-sales services have increased significantly and should continue for years to come. In common with the broader industry, this division was affected by the implementation of the new national registration system, as well as the introduction of the National Credit Act.

Our motor franchises continue to hold their own in a highly competitive market. Toyota in particular will benefit in the year ahead from the launch of new volume sales models.

The used vehicle market remained under pressure for the entire financial year due to price stability in the new vehicle market. Used vehicle margins are now starting to improve albeit slowly.

Hertz Rent a Car ended the year ahead of budget and management has made good progress in further improving its service delivery.

UNITRANS SUPPLY CHAIN SOLUTIONS

On a like-for-like basis, results for this division increased by 27% over the prior year. All constituent divisions – fuel and chemical, industrial as well as agriculture – performed well. Appropriate action was taken to address contract difficulties experienced in the selected freight and logistics operations, and contracts were renewed at increased rates.

The business concluded its transformation from mainly a value added transpoter to an integrated supply chain management and solutions provider. This business model creates a greater inter-dependence and ultimately, more sustainable relationship with its customer.

The agricultural division achieved budget despite lower than estimated sugar-cane crops and exceptionally high rainfall in the first six months of the year.

The Africa region, with higher volumes and new agricultural contracts, improved its financial performance and operations in Mozambique, Malawi and Tanzania, all ended the year ahead of budget.

This division entered into several new substantial supply chain agreements enhancing its ability to grow the revenue stream and continue to deliver positive results in the new financial year.

UNITRANS PASSENGER

The passenger division and its branded subdivisions delivered increased revenues. The contracted transport business delivered a very good performance with the improvement in the retail operations. Greyhound improved significantly, compared to the previous period. New initiatives included daily monitoring and adjusting fares based on supply and demand. Respective cost control, reduction of wastage and a favourable fuel price in the latter part of the year all contributed to reducing expenditure for this division. The commuter operations turned in a pleasing performance for the year.









































































UNITRANS LOGISTICS UNITED KINGDOM

This operation had a difficult year which resulted in changes at management level. A new chief financial officer has been appointed and will evaluate current divisional contracts. This division will in future form part of Steinhoff's United Kingdom operations.

PG BISON

The operations of the PG Bison division represent an integrated value chain, literally from tree to settee: from the forest through its sawmilling and timber beneficiation; to board and laminate plants; to wholesale stores and trade delivery stores; through to the owned and franchised Pennypinchers and Timbercity stores.

The group's current operations include plantations in Knysna, southern Cape, KwaZulu-Natal Midlands, and a significant interest in Ugie-Maclear, Eastern Cape .

Manufacturing facilities include three particle board plants, one medium-density fibre board plant, one decorative laminates plant, one solid surfacing plant, one components plant, four upgrading plants, four sawmills and two pole plants. The group also has an interest in a hardboard plant as well as a particle board plant in Zimbabwe.

Distribution to customers is operated from three metro centres and 10 branches. The division includes building supply retail stores with 43 Timbercity stores in South Africa, Namibia and Lesotho, and 28 Pennypinchers stores countrywide in South Africa.

PG Bison recorded revenue growth of 10,3% for the year, despite production capacity constraints in the group's four board plants. Although market conditions remained buoyant throughout the period, capacity constraints resulted in higher import levels which affected margins. Continued growth is forecast in the main market sectors serviced by PG Bison, namely the building and construction and furniture sectors. Current capacity constraints will be addressed by the new particle board plant nearing completion in Ugie in the Eastern Cape.

PG Bison's product offering to the market is currently focused largely on:

- particle and medium-density fibre board, sold as raw or upgraded boards with melamine and/or veneers and foils;
- decorative laminates; and
- structural lumber and other beneficiated wood products.

The customer base remains varied and includes participants in the domestic and office furniture markets, shop fitters, kitchen manufacturers, building contractors and developers, as well as trade retail operators focusing on do-it-yourself (DIY) customers and trade customers.

Apart from the noted production capacity constraints, the group is also focusing on securing wood fibre resources, a major risk to its growth prospects. Timber in South Africa is a scarce resource given the scarcity of water resources. This, combined with the risk of forest fires, makes it imperative that the group ensures a greater degree of self-sufficiency as far as timber as a raw material is concerned.

Accordingly, the acquisition of North East Cape Forests (NECF) in 2006 was a major milestone in this strategy.

The progress in developing the particle board plant in Ugie resulted in the group receiving the Champion of the Eastern Cape Award from the Eastern Cape Department of Economic Affairs in recognition of PG Bison's outstanding accomplishments in fostering and supporting a culture of excellence and service delivery in the province.

The NECF and Ugie development will increase capacity by approximately 50% and comprises the establishment of a 1 000 m³/day particle board plant with a total investment of approximately R1,5 billion. Included in this project will be a melamine-based board press plant with a capacity of 35 000 m³/day. PG Bison's sustainable growth and competitiveness of its panel products business will significantly be enhanced through this development. The development further forms part of a major economic injection in the North East Cape, creating approximately 3 000 direct jobs and many opportunities for local entrepreneurs to provide supporting services. The number of secondary jobs created by this initiative and the economic stimulation of the area is likely to be significant. Commissioning of the new plant is on track for January 2008. The forestry asset comprises 80 000 hectares of land with 40 000 hectares forested.

Allowance has been made for possible timber beneficiation processes in future which will result in extensive socio-economic benefits.

Raw materials

All businesses in this division increased their performance significantly on the prior year. Market conditions were buoyant and both the Steinhoff group and independent manufacturers recorded high demand for products.

The division now comprises four business units: Vitafoam, Mattex, House of York and BCM.

Vitafoam increased operating profits by 23% in a very competitive environment. New markets and additions to its product offering bodes well for the year to come.

Mattex, which manufactures and produces Jacquard weaving, a wide range of damask mattress ticking, vertical blinds and related products, had a good year in a buoyant market.

With the assistance of the intra-group trading division, the textiles division will continue to complement its economical product offerings with imported ranges from the east.

House of York produces well-known branded kitchen accessories in a very difficult and competitive market. The business model is being changed by complementing locally manufactured products with imports to capitalise on market opportunities in housewares and the DIY market.

At year-end, the group acquired BCM Holdings, a wire drawing plant and spring making operation. This transaction was approved by the competition authorities shortly after year-end. The acquisition will add to the group's product offering and, by virtue of our worldwide operations, enhance the ability of BCM to export from South Africa.

For the new year, the raw materials division will continue to diversify and grow its existing product range and markets while implementing best-practice principles.




Vitafoam


Mattex


NF


HOUSE OF
YORK

DISCONTINUED OPERATIONS

STEINHOFF IMPORTS · Alpine Lounge · edblo Your Bed For Life · Slumberland · Sealy · Sealy Posturepedic · HIGH POINT · grafton everest Designed for Life · THERAPEDIC · BAKKER & STEYGER · Softex For a good night's sleep · Pat Cornick Furniture for Life · Victoria Lewis · Atelier · Mill Decor · DREAMLAND

Furniture division

The Bravo group (formerly Steinhoff African Furniture division) manufactures and distributes a wide range of furniture and related products. It consists of four sub-divisions: upholstered furniture, bedding, non-solid case goods and solid case goods. These divisions are supported by an import distribution business that imports household goods to supplement the manufactured ranges and Roadway Logistics, which fulfils a large part of their logistics needs. The Bravo group's product offering include many of the major furniture brands at price points ranging from the upper to lower ends of the market. Steinhoff's South African retail ambitions and the potential competition authorities' concerns (being a major manufacturer and retailer) caused the Steinhoff group to dispose of their operations to the Bravo group. On 29 June 2007 the Competition Commission approved and recommended the unconditional approval by the Competition Tribunal of the disposal by Steinhoff of its Southern African furniture manufacturing interests to a private equity consortium led by Absa Capital, a division of Absa Bank for R1 375 million.

In addition the Bravo group has developed into a substantial self-sustaining enterprise and its current ownership structure within Steinhoff was not optimal for its continued development and growth. This, accompanied by the composition of a more aligned shareholder structure, notably the Bravo group management, Absa Capital with plans for the introduction of BEE shareholders, are expected to deliver above-average growth opportunities in terms of BEE procurement and shareholders' interests that are perfectly aligned.

This division's results are represented as discontinued operations for the year ended 30 June 2007 and the comparative figures for 30 June 2006 were represented accordingly.

The economic environment in which the southern African furniture manufacturing division operated was driven by increased consumer spending on household durable products. The Bravo group operations responded well to the buoyant market conditions with year on year revenue increasing on a compound basis by approximately 16% per annum during the period under review and after tax earnings being 36% higher than prior year. Operating margin continued to improve during the period under review.

The division is well poised for a good performance in the future.

India

The new tannery with ultra modern state-of-the-art equipment is nearing completion. Capacity has already increased with the cut-and-sewn facility running at full capacity.

The capacity from these operations will further increase significantly upon completion of the new tannery.

This additional capacity will be sold to various territories as well as to intra-group operations.

Intra-group sales will include the group's factories in Eastern Europe, the United Kingdom and South Africa for use in upholstered products. India remains a region of interest to the group with huge opportunities for growth in the Indian market itself and the opportunity to source specific products for Europe. In keeping with the group's objectives, the possibility of participating in the retail industry in India is under investigation.

Associates

KAP INTERNATIONAL HOLDINGS LIMITED (KAP)

Steinhoff Africa supported the BBBEE investment in KAP by Micawber 544 Limited and holds the view that synergies could be derived from the related industries.

Steinhoff Africa continues to hold a 24,6% stake in KAP, a diversified industrial company. KAP's various divisions produce industrial footwear, fibres, food products such as Bull Brand, Glodina branded products and automotive components in Feltex Automotive, one of South Africa's largest automotive component manufacturers.

Full details of KAP are available in its 2007 annual report and on its website at www.kapinternational.com.

AMALGAMATED APPLIANCE HOLDINGS LIMITED (AMAP)

As recently announced, AMAP is viewed as a long-term holding in the group's diversified investment portfolio rather than a strategic one. In line with this decision, the group has withdrawn its representatives from the board of AMAP.

Full details of AMAP are available in its 2007 annual report and on its website at www.amapholdings.co.za.

INDIA AND NAMIBIA



ASSOCIATES


Amalgamated Appliances

KAP International Holdings Ltd



xinergistix

group services

Steinhoff's various global corporate offices provide strategic direction and services to the decentralised operations globally, adding value through identifying and implementing our various strategies across the globe. In particular, the specialised skills required to manage the group's brands, investments and treasury activities are managed centrally. This has been done in order to secure the best possible utilisation and returns from these assets and activities and manage the risk inherent in these activities.

Financial management

Our financial management department implements and oversees procedures which *must be followed in preparing financial* reports and tax assessments. It also ensures that adequate risk control measures are in place. This includes proper insurance cover for directors' liability, product liability, general liability, motor liability, business interruption, credit default debts, and the *group's assets.*

Internal control and audit

The internal control and audit department is mainly responsible for independent financial, internal control and operational system reviews and audits. This department also evaluates and assesses risk management processes and internal control frameworks. This includes financial and non-financial controls over all processes in the group contributing to the achievement of organisational objectives.

Human resources

Human resources are generally managed through regional divisions. The group's head of human resources receives reports from each division which, in turn, receives reports from each operating unit.

We currently have succession-planning procedures in place for management and senior employees. These contingency plans include, when required, outside recruitment, selection and assessment procedures and proper training for successor employees. In accordance with South African legislation, human resources also implements and oversees training programmes to ensure that historically disadvantaged employees receive specific training and development.

Information technology

Information technology decisions and day-to-day management within the group are managed at regional level and are overseen centrally by group services IT management. Although implementation, roll out, and *subsequent maintenance and support are* conducted at regional level, group services IT management conducts regular on-site visits to evaluate system performance and future development plans.

Given the disparate operational requirements and variety in infrastructure between the different regions and industries where we operate, we have decided not to implement a single platform or application solution.

We have, however, implemented a worldwide standard to which all our divisions must comply, with certain guidelines, when implementing any form of new technology.

Legal

We currently have 11 licensed legal counsel. *They are all actively involved in internal issues,* such as drafting agreements, and oversight of the group's statutory and legal reporting requirements. Country-specific matters are outsourced to accredited practitioners.

Strategic development

Our strategic development is driven by management at regional division level, who develop proposals for possible joint ventures, mergers and acquisitions, special projects and potential growth areas and expansion of current divisions.

These initiatives are supported by different members with specified skills and expertise.

Tax

We have formed an in-house tax department *to ensure compliance worldwide.*

Technical support

Group services provides technical support in connection with factory layouts, plant and equipment procurement as well as advice on production processes to enhance efficiencies.

Treasury services

Our treasury services department organises adequate funding to enable us to explore or realise strategic opportunities and developments. Based on feasibility reports and decisions on a particular opportunity, we decide whether and what type of funding to procure, manage and maintain.


JAN OPPERMAN


JOHAN GELDENHUYS


ENRICO LIEBENBERG


GAVIN VAN DER MERWE


MARIE GIRARD


THEO DE KLERK


PHILIP ROBINSON


RAY COX

FINANCIAL MANAGEMENT Michael Angeles (35), BComm, ACA | Nadine Bird (27) CA(SA) | Stuart Crichton (27), BBus (Acc) | Judy Davey (46) | Bradley Drutman (34), CA(SA), ACA | Michael Eggers (35), MBA | Pieter Le Roux (28), CA(SA) | Marza Nel (34), BComm, ACMA (United Kingdom) Frans Olivier (28), CA(SA) | Iwan Schelbert (45), BAcc | Dirk Schreiber (36), MBA | Lynette Tredoux (42), BCompt (Hons), CTA | Rod Urbina (38), ACA

INTERNAL CONTROL AND AUDIT Jan Opperman (49), CA(SA) | Dries de Wet (37), BTech Cost and Management Accountancy, Nat | Joan Murphy (40), BSc (Hons), Grad Dip Pers Trng Mgmt, | CIPD (United Kingdom), AHRI | Christine Polson (33), Dip HR Mgmt

HUMAN RESOURCES Johan Geldenhuys (51), BA (Hons), MBA | Tina Jakeman (51), MSc | Dianne Jones (47), Dip Teach, Dip Empl Rel, AHRI | Elwira Makareinis (51), Diploma Personnel Management | Katarzyna Miskiewicz (35), MBA | Dorota Siedziniewska (40), Graduate Personnel Management | Michael Stadie (48), Economics Training | Debbie Batley (CIPD) | Heather Blacker (CIPD) | Helen Brown BA (Hons) | Linda Handsford MSc (HR) LLM | Tina Jakeman (CIPD) | Noel Jolly | Kate Morris | Rachel Wheeler (CIPD) Mhaire Holway | Helen George (Dipl HR) | Elwina Makareinis (MBA) | Kataryne Miskiewicz | Themba Liyolo (Exec Mgt Programme) | Thandi Medija | Theuns Miene (BTech Cum Laude) | Craig Steward | Anita Borsos

INFORMATION TECHNOLOGY Enrico Liebenberg (51), BComm | Theo Finkeldey (39) Certification Business Administration and Operations | Jurgen Henze (43) | Clive Nichols (33) Bachelor of Applied Science Steven Rookes (46) HTEC in Electrical/Electronic Systems | Mark Andrew Spicer (43) Certificate in IT anc Computing | Jacques van Wyk (39) | Steven Webster (42) HND Public Administration

INTERNATIONAL SOURCING Gavin van der Merwe (47) Marketing Director BA, HDipCS, MBL

LEGAL Marie-Aurelie Girard (39), BA, LLB | Hans-Ulrich Bussas (52), BComm, BProc | Kotie Engelbrecht (35) Corp Law (Certificate) | Gesche Hannig (32), BLaw | Julia Pajkert (28), BLaw | Shaun Pelser (36), BLC, LLB | Rod Simpson (30), BEc, LLB, Solicitor, F Fin (Aust)

CORPORATE SERVICES AND STRATEGIC DEVELOPMENT Theo de Klerk (38), BComm (Hons), CTA, HDip Tax | Ben la Grange (33), CA(SA) | Nico Sieberts (47), CA(SA)

TAX Philip Robinson (32), CA(SA) | Yvette Boshoff (33), CA(SA) | Werner Smal (34), CA(SA)

TECHNICAL SUPPORT Ray Cox (65), Dip Mgmt | Wayne McNamara (38), Nat Dip Indus Eng | Philip Naude (29), MBA

TREASURY SERVICES Helmut Apel (43), SAIFM | Raj Bhardwaj (36), BBus, ACA

OTHER SERVICES Derrik Matthew (59), (Corporate Branding), Dip Marketing and Bus Management | Gareth McFarlane (47), (Africa credit), BA (Hons), CIS, MBL | Oliver Störk (42), (Central Service), Degree Bus Admin

corporate governance

"Corporate governance is the system that maintains the balance of rights, relationships, roles and responsibilities of shareholders, directors and management in the direction, conduct, conformance and control of the sustainable performance of the company with honesty and integrity in the best long-term interests of the company and both business and community stakeholders." [Business Governance Handbook by John & Leigh Hendrikse].

Introduction

The Steinhoff group and its directors are fully committed to the principles of corporate governance and to applying the highest ethical standards in the conduct of its businesses. The group endorses the principles of openness, integrity and accountability advocated by the code of corporate practices and conduct (the code) set out in the King II Report on Corporate Governance (King II).

Taking into account the structure of the board and the decentralised nature of the group's operations, the position of chairman has remained with Bruno Steinhoff, who continues to play a key executive role. The roles of the chairman and chief executive officer (CEO) are, however, clearly defined and have been separated. In conducting its annual assessment of the composition of the board, the nominations committee reviews and assesses not only prescribed factors such as length of service, but also the performance-related independence of individual non-executive directors. At the annual general meeting of shareholders to be held on 10 December 2007, the notice of which appears on pages 225 to 231 of this report, shareholders will be asked to approve the appointment of an additional two independent, non-executive directors. Should these proposed appointments be approved, the majority of directors serving on the board will be non-executive. This will ensure the appropriate balance between executive and non-executive directors as recommended by the code. In all other areas covered by the code, Steinhoff is fully compliant.

The group constantly reviews and, where required, adapts its structures, processes and policies to take into account internal developments and accommodate externally recognised standards of best practice as they evolve. In all dealings, we strive to ensure that the interests of our stakeholders are foremost in our decisions and that they are fully informed of the process. We believe that a corporate culture of compliance with applicable laws, regulations, internal policies and procedures is a core component of good corporate governance. This culture of good corporate citizenship in each jurisdiction in which we operate serves to maximise sustainable returns and to provide all stakeholders with the assurance that the group's businesses are being managed appropriately.

The board

THE BOARD CHARTER

The board operates under an approved charter which regulates the way business is conducted by the board, in line with the principles of sound corporate governance. The board charter, which is modelled on the principles recommended by King II, incorporates the powers of the board and provides a clear division of responsibilities and sets out the accountability of board members, collectively and individually, to ensure an appropriate balance of power and authority.

BOARD OF DIRECTORS

The board of directors is responsible to shareholders for setting the direction of Steinhoff by establishing strategic objectives and key policies.

Our board of directors currently consists of 12 directors, seven of whom are executive directors. Full details of the current board appear on page 52 to 55 of this annual report. Messrs Claas Daun, Dirk Ackerman, Jannie Mouton, Dr Len Konar and Dr Franklin Sonn are classified as independent non-executive directors in accordance with the guidelines in King II. The non-executive directors, drawing on their respective skills and business acumen, bring impartial and objective viewpoints to the board's decision-making processes and to the group's standards of conduct. These non-executive directors enjoy significant influence in deliberations at board and committee meetings. Collectively, Steinhoff's directors have a wide range of business-related expertise, as well as significant experience in financial, commercial and furniture industry activities. Directors are appointed on the basis of skill, acumen, experience and on their actual or potential level of contribution to and impact on the activities of the group. Terms of office of non-executive directors are subject to three-year rotation provisions, while executive directors are appointed for terms of office not exceeding five years, subject to the company's general conditions of service. Notwithstanding that the articles of the company provide that it is not required for executive directors to be re-elected on the three-year rotation basis, it is currently the company's practice for one third of all directors to retire under the rotation system.

The nominations committee, which meets at least once a year, makes recommendations to the board on the appointment of executive and non-executive directors and on the composition of the board. The board, having due regard for the recommendations of the nominations committee, makes such appointments to the board as it may deem appropriate, subject to the approval of shareholders to these appointments being obtained at subsequent annual general meetings.

At the annual general meeting to be held on 10 December 2007, shareholders will be asked to approve, individually, the appointment of an additional two independent, non-executive directors, namely Mr DC Brink and Ms Y Cuba. The curricula vitae of these directors appear in the notice to shareholders on page 226 of this report. These proposed appointments have received the support of both the nominations committee and the board. Should these appointments be approved, the majority of directors serving on the company's board will be non-executive.

Directors are required to dedicate sufficient time to be able to monitor, evaluate and comment effectively to the board and management on the financial and operational information supplied to the board.

All directors have access to management, including the company secretary and the legal department, and to information required to carry out their duties and responsibilities fully and effectively. Directors are encouraged to stay abreast of the group's business through independent site visits and meetings with senior management. Directors

The company's strategy on risk is to assume prudent risk, which is then appropriately managed and mitigated, in exchange for measurable rewards.

Collectively, Steinhoff's directors have a wide range of business-related expertise, as well as significant experience in financial, commercial and furniture industry activities. Directors are appointed on the basis of skill, acumen, experience and on their actual or potential level of contribution to and impact on the activities of the group.

are provided with guidelines on their duties and responsibilities and a formal orientation programme has been established to familiarise incoming directors with the group's businesses, competitive posture, strategic plans and objectives and corporate governance requirements.

The board meets at least four times annually and more frequently if required. Directors declare their interests in contracts and other appointments at all board meetings. Meetings are conducted according to a formal agenda, ensuring that all substantive matters are properly addressed.

The main responsibilities of the board include:

- regularly reviewing the strategic direction of investment decisions and performance against approved plans, budgets and best-practice standards;
- determining policy and processes to ensure the integrity of the group's risk management, internal controls, communication and reporting;
- monitoring and evaluating the company's performance against approved budgets and prevailing economic conditions;
- approving major capital expenditure programmes and significant acquisitions and disposals;
- assuming ultimate responsibility for regulatory compliance, notwithstanding the delegation by the board of certain powers and authorities to executive management. The board is ultimately responsible for the retention of full and effective control over the group. Decisions on material matters are reserved by the board (including but not limited to capital expenditure, procurement, property transactions, borrowings and investments other than at pre-approved materiality levels);
- processing, selecting and appointing directors on the recommendation of the nominations committee. The board also reviews and considers structured management succession planning to identify, develop and advance future leaders in the group; this being an important element in the management process; and
- evaluating the board's performance and that of the individual directors. An annual self-evaluation process to review the effectiveness of the board, individual directors and board committees has been entrenched and provides an invaluable tool in ensuring the ongoing efficacy of the board and its committees, and in assessing the individual performance and contributions of the directors.

ATTENDANCE AT BOARD MEETINGS

	11 September 2006	4 December 2006	7 March 2007	4 June 2007
BE Steinhoff	√	√	√	√
MJ Jooste	√	√	√	√
DE Ackerman	√	√	√	√
CE Daun	√	–*	√	√
KJ Grové	√	√	√	√
D Konar	√	√	√	√
JF Mouton	√	√	√	√
FJ Nel	√	√	√	√
FA Sonn	√	√	√	–*
NW Steinhoff	√	√	Resigned 7 March 2007	–
IM Topping	√	√	√	√
DM van der Merwe	√	√	√	√
JHN van der Merwe	√	√	√	√

** Absent with apology.*

For the full picture on board committees see pages 56 and 57.

All directors have access to management, including the company secretary and the legal department and to information required to carry out their duties fully and effectively.

BOARD COMMITTEES

Apart from the specific fundamental, strategic and formal matters reserved for its decision, the board may delegate certain responsibilities to a number of standing committees, which operate within defined terms of reference laid down by the board.

The board has appointed executive, audit and risk management, human resources and remuneration, nomination and group risk advisory committees to assist with its duties. Details of the subcommittees of the board are contained on pages 56 and 57 of this annual report.

board of directors: executive



BRUNO STEINHOFF



MARKUS JOOSTE



JAN VAN DER MERWE



FRIKKIE NEL

BRUNO EWALD STEINHOFF (70)~

Bruno is the founder of the Steinhoff group and currently serves as executive chairman, with specific responsibility for strategic development. After studying industrial business, Bruno started his furniture trade and distribution business in June 1964 in Westerstede, Germany. In 1971, he expanded into manufacturing with the first upholstery factory in Remels. During the 1980s and 1990s, Bruno acquired interests in central and eastern Europe and also ventured into South Africa in a joint venture with Claas Daun, involving Gommagomma Holdings. He has 42 years of experience in the furniture business and more than 32 years' manufacturing experience. Bruno also serves on the regional board of Commerzbank for Northern Germany and PSG Bank Limited in South Africa.

MARKUS JOHANNES JOOSTE (46)

CA(SA)

Markus is the chief executive officer of the Steinhoff Group. In 1988, Markus joined Gommagomma Holdings (Pty) Limited as financial director and became involved in merging the southern African furniture operation with the extensive interests of Bruno Steinhoff. In 1998, Markus was appointed as executive director and took responsibility for the European operations of the group and also for directing the group's international marketing and financial disciplines. In 2000, Markus was appointed group managing director of Steinhoff International Holdings Limited (Steinhoff) and chairman of Steinhoff Africa Holdings (Pty) Limited (Steinhoff Africa). Markus also serves on the boards of various non-listed group companies including Unitrans and as non-executive director at the following listed companies: PSG Group Limited (member of remuneration committee), KAP International Holdings Limited (member of the remuneration committee) and Phumelela Gaming and Leisure Limited. He is a non-executive director of The Racing Association.

JOHANNES HENOCH NEETHLING VAN DER MERWE (48)

CA(SA)

Jan is an executive director and has been chief financial officer of Steinhoff since November 2003. Jan previously led the Steinhoff International Group Services team. He has wide experience in most of the operational aspects of the group's business. A qualified chartered accountant, Jan entered the industry as a buyer in 1989. Since then, he has held several positions, including managing director of Steinhoff Furniture, Cape Town. He was appointed managing director of Steinhoff Africa Group Services in 1999 and International Group Services in 2001. Jan also serves on several boards including Unitrans Holdings (Pty) Limited (Unitrans) (member of the audit and risk committee) and Steinhoff United Kingdom Retail Limited. Jan also serves as a member of the audit committee for KAP International Holdings Limited.

FREDRIK JOHANNES NEL (48)

CA(SA)

Frikkie is an executive director and the financial director of Steinhoff. He was appointed as financial director of Steinhoff in 1998 and also acted as company secretary for the group. After serving as an accountant with a private company, he joined Gommagomma Holdings (Pty) Limited (now Steinhoff Africa) as financial manager in 1989, becoming financial director in 1990. Frikkie qualified as a chartered accountant in 1993.

~German


IAN TOPPING


DANIE VAN DER MERWE


JOHANN DU PLESSIS


PIET FERREIRA

IAN MICHAEL TOPPING (47)*

MA, MBA

Ian heads all the group's manufacturing, retail and logistics operations in the United Kingdom. He joined the group in 2001 following the acquisition of Relyon Group plc in the United Kingdom, a furniture manufacturing group of which he was chief executive from 1993 to 2001. Ian has an MA in Engineering Science and Economics from Oxford University and an MBA from Manchester Business School combined with a period of study at New York University Graduate School of Business. His early career was in the oil industry and management consultancy. Ian was appointed as executive director in December 2005.

DANIËL MAREE VAN DER MERWE (49)

BComm, LLB

Danie was elected to the Steinhoff board in 1999 and is group managing director for Steinhoff Africa. He was admitted as an attorney of the High Court of South Africa in 1986 and practised as an attorney specialising in the commercial and labour law fields. In 1990, Danie joined the Roadway Transport Group and was instrumental in developing the strategic direction and growth of this group. In early 1998, following the merger of Roadway Transport Group with Steinhoff Africa, Danie joined the group. He currently serves on the boards of Unitrans, PG Bison Group, Steinhoff Asia Pacific Limited, KAP International Holdings Limited and holds several other appointments within the group, with specific responsibility for the southern African and Indian operations.

*British

Alternate directors

JOHANNES NICOLAAS STEPHANUS DU PLESSIS (58)

BComm, LLB

Johann has been a non-executive director of Steinhoff since 2002 and was appointed an executive member of the group services team and alternate executive director with effect from 1 March 2006. He is a trial lawyer by profession and was a member of the Johannesburg and later the Cape Bar. He was admitted as counsel during 1974 and took silk in 1989. He has been exposed during the course of his career to a wide range of commercial matters. He has occasionally acted as judge in the High Court. He advises on and is engaged in matters related to governance, tax, property, competition and the environment.

HENDRIK JOHAN KAREL FERREIRA (52)

BCompt (Hons), CA(SA)

Piet is an alternate executive director with effect from December 2005. He commenced his career in corporate finance in 1986 and worked in several merchant banks before joining Steinhoff on 1 January 2002. During his career with South African merchant banks, he was involved with various corporate finance transactions, including Steinhoff's initial public offering on the JSE in 1998. Piet has extensive corporate finance experience and expertise in the field of mergers and acquisitions, rights offers, company restructures and general corporate finance advice. His responsibilities with Steinhoff International Group Services include the provision of internal corporate advisory services and investor relations. Piet is also a serving member of the Issuer Services Advisory Committee of the JSE Limited (the JSE).

board of directors: executive and non-executive (continued)


JO GROVÉ


STÉHAN GROBLER

LEN KONAR


DIRK ACKERMAN

KAREL JOHAN GROVÉ (58)

AMP (Oxford)

Jo is the chief executive officer of Unitrans and joined Steinhoff as a non-executive director in September 2000. He has more than 36 years' experience in the accounting and banking industries.

His career began in 1969 when he was appointed cost and works accountant with Shaft Sinkers (Pty) Limited. In 1976 he founded Medical Leasing Services, a company providing specialised financial services, mainly to medical doctors. In 1987 the business was sold to the Absa Group, the name was changed to MLS Bank, and Jo was appointed chief executive officer, a position he held until 1995. Later that year, he established Imperial Bank and served on the main board of Imperial Holdings until he joined Unitrans Limited as chief executive in September 1998.

Jo was appointed an executive director of Steinhoff, following the approval and implementation of the acquisition of the majority shareholding in Unitrans Limited. He also serves on the board of SA PGA Tour. It will be proposed that Jo's position will be amended to become an alternate executive director from 10 December 2007.

STEPHANUS JOHANNES GROBLER (48)

BComm (Hons), LLB

Stéhan is an alternate executive director and company secretary. In December 1999, Stéhan was appointed company secretary of Steinhoff and joined the group in a more formal relationship on 1 July 2000. Stéhan was admitted as an attorney of the High Court of South Africa in 1989. He is also admitted as a notary public, conveyancer and to appear in the High Court of South Africa. Stéhan gained experience practising in the business and corporate law fields advising various companies, listed and unlisted, on commercial and company law issues. Stéhan also acts as the compliance officer and also heads the legal department of the group. He acts as director for various group and other companies. Stéhan was appointed as alternate executive director in December 2005.

Non-executive

DEENADAYALEN KONAR (53)§*I•

BComm, CA(SA), MAS, DComm

Len joined the group in 1998 and is an independent consultant and professional director. Prior positions include executive director of internal audit portfolio and head of investments at the Independent Development Trust, and professor and head of the department of accountancy at the University of Durban-Westville. He is a past patron of the Institute of Internal Auditors South Africa, and a member of the King Committee on Corporate Governance in South Africa, the Securities Regulation Panel and the Institute of Directors. He was appointed chairperson of the ministerial panel for the review of the regulation of accountants and auditors in South Africa in 2003. Len is also a non-executive director of Old Mutual South Africa, the South African Reserve Bank, Sappi Limited and Kumba Resources Limited. Len served as chairman of the audit committee of the International Monetary Fund. Len chairs the audit and risk management, nomination and group risk advisory committees of Steinhoff and is a member of the human resources and remuneration committee and acts as senior director.

DIRK EMIL ACKERMAN (73)§•*

Dirk is an independent non-executive director and the chairman of the human resources and remuneration committee, a position he has held since joining the group in September 1998. He has more than 41 years of management experience. He joined Chubb and Sons Lock & Safe Group in 1961 and was appointed managing director of Chubb Holdings Limited in 1981. He became chairman and chief executive in 1986 and, since retirement in June 1994, acted as non-executive chairman until 1996. Dirk completed several management courses with the University of Cape Town Graduate School of Business and Henley Management College in the United Kingdom. In October 1993, Dirk received the order for meritorious service – silver from the state for public and private sector service.

§ *Audit and risk committee*

• *Human resources and remuneration committee*

I *Nomination committee*

* *Group risk advisory committee*


CLAAS DAUN


JANNIE MOUTON


FRANKLIN SONN


ANGELA KRÜGER-STEINHOFF

CLAAS EDMUND DAUN (64)~

BAcc, CA

Claas joined Steinhoff Germany as director in 1992 and has acted as a non-executive director of Steinhoff since its listing in 1998. Claas has extensive experience of management and investments worldwide and is a corporate investor in several industries. He is currently a member of the boards of KAP International Holdings Limited, KAP AG, Courthiel Holdings (Pty) Limited, Daun & Cie AG, Stöhr AG, Geros Beteiligungsverwaltungs GmbH, Mech Baumwoll-Spinnerei & Weberei AG and Oldenburgische Landesbank AG, and holds several other directorships. He is also a member of the board and one of the vice-presidents of The Southern African German Chamber of Commerce and Industry. Claas is also honorary consul of South Africa in Lower Saxony, Germany. Claas holds a masters' degree in business commerce from the University of Cologne and qualified as chartered accountant in 1975

JOHANNES FREDERICUS MOUTON (61)§*

BComm (Hons), CA(SA), AEP

Jannie started his career with Federale Volksbeleggings Limited as financial manager and after a period as financial director with Kanhym Limited, established Senekal Mouton & Kitshoff Inc, a stockbroking company and member of the JSE. He served as a member of several JSE committees and was instrumental in various corporate transactions. He has 31 years of experience in financial management and investment banking. Other board positions include the various PSG Group companies, the Capitec Group and KWV Limited. He also serves as a trustee on Stellenbosch University's various trust and investment funds

FRANKLIN ABRAHAM SONN (68)•|•

BA, HDipEd (Hons), FIAC

Franklin joined Steinhoff as an independent non-executive director in 2002. He was appointed democratic South Africa's first ambassador to the United States of America from 1995 to 1998. He returned to South Africa in 1999 and is the recipient of 12 honorary doctorates in law, education, humanities and philosophy from various institutions in South Africa, Europe and North America. He served as rector of Peninsula Technikon for seven years and has been serving as chancellor of the University of the Free State since 2002. Current board positions include, among others, chairman of Airports Company South Africa Limited, Piazza Park (Pty) Limited (holding company for Sun Inter-Continental Hotel of Johannesburg International Airport), African Star Ventures (Pty) Limited, Kwezi V3 Engineers, Ekapa Mining (Pty) Limited and non-executive director of Absa Bank Limited, Absa Group Limited, Absa Personal Bank, Sappi Limited, Macsteel Holdings, Metropolitan Holdings Limited, Pioneer Food Group Limited, RGA Reinsurance Company of South Africa and Safmarine (Pty) Limited

Alternate director

ANGELA KRÜGER-STEINHOFF (36)~

BComm Economic Science

Angela obtained her degree in Economic Science in 1997 at the European Business School, Oestrich-Winkel, Germany. She commenced her professional career with Walt Disney World Company in Florida in 1991 and also worked for various European and US corporations, on short term, in gaining experience. She joined the Steinhoff Group in 1997 as a financial manager. In 1999 she was seconded to act as managing director of the Australian operations. She resigned from the group at the end of 2005 and now tends to the Steinhoff Family Investments. Angela has 10 years', experience in the industry, specific knowledge of and extensive experience of management and investments globally. Angela was appointed as an alternate, non-executive director, on 7 March 2007. She acts as alternate to Bruno Steinhoff

§ *Audit and risk committee*

• *Human resources and remuneration committee*

| *Nomination committee*

* *Group risk advisory committee*

~ *German*

Board committees

All committees discussed below operate within defined terms of reference and authority granted to them by the board. All committees (excluding the executive committee) comprise only non-executive directors. Going forward, should additional non-executive directors be appointed, the composition of these committees could change.

Committee	Purpose	Composition	Meetings
• **Executive committee** MJ Jooste (chairman) JNS du Plessis HJK Ferreira SJ Grobler KJ Grové FJ Nel BE Steinhoff DM van der Merwe JHN van der Merwe	Responsible for assisting and advising the CEO in implementing the strategies and policies determined by the board, managing the business and affairs of the company, prioritising the allocation of capital, technical and human resources and establishing best management practices. Monitors the performance of the company and assists the chief executive and financial officers in preparing the annual budget for review and approval by the board. Responsible for reviewing and monitoring the company's system of internal control.	Comprises nine executives, under the chairmanship of the CEO.	Meets regularly, approximately every three weeks and formally each month with senior executive management, designated staff members and divisional directors.
• **Audit and risk management committee** D Konar (chairman) DE Ackerman JF Mouton	Responsible for the integrity of financial reporting and the audit process. In fulfilling this role, the committee reviews accounting principles, policies and practices adopted in the preparation of financial information in South Africa, the United Kingdom, Europe and Australia. Responsible for ensuring that risk management and internal control systems are maintained. Considers significant risk and control issues arising from the chief financial officer's report on financial and accounting frameworks. Oversees relations with external auditors and reviews the effectiveness of the internal audit function. Approves the external auditor's appointment, terms of engagement, fees, scope of work, process of annual audit, applicable levels of materiality. Reviews the independence of external auditors and the services they provide, and ensures that their independence is not impaired by non-audit services provided. Responsible for overall compliance with corporate governance principles regarding external audit functions. Monitors the internal control and audit function. These functions report to and have unrestricted access to the audit and risk committee.	Comprises three members, all of whom are independent non-executive directors, under the chairmanship of the independent non-executive director, Dr D Konar.	Meets formally at least four times per annum, with external auditors attending meetings.

Committee	Purpose	Composition	Meetings
• **Human resources and remuneration committee** DE Ackerman (chairman) D Konar FA Sonn	Responsible for reviewing and approving the remuneration and employment terms and conditions of executive directors and senior group executives in all divisions of the group. Considers new senior appointments to the group. Responsible for the group's remuneration philosophy, policies, annual incentive bonus schemes and allocation of share rights. Determines the rewards of the chairman, CEO, executive and non-executive directors and senior executives for individual contributions to the company's overall performance. Reviews executive succession and development plans. Reviews remuneration strategies, packages and schemes and monitors these so that they remain related to performance objectives, suitably competitive and give due regard to shareholders' interests. Ensures maintenance of appropriate human resource strategies, policies and practices.	Comprises three independent non-executive directors under the chairmanship of the independent non-executive director, DE Ackerman. Divisional remuneration committees have been established to deal with management remuneration. These committees comprise the group CEO, the divisional managing director and the group's human resource executive. These divisional committees report directly to the human resources and remuneration committee.	Meets at least twice a year with *ad hoc* meetings when required.
• **Nomination committee** D Konar (chairman) FA Sonn	Makes recommendations to the board on the appointment of executive and non-executive directors and the composition of the board.	Comprises two independent non-executive directors, under the chairmanship of the independent non-executive director, Dr D Konar. The committee acted in consultation with the executive chairman during the year under review.	Meets at least once a year.
• **Group risk advisory committee** D Konar (chairman) DE Ackerman JF Mouton FA Sonn	Assists the board in reviewing risk management processes and significant risks facing the group. Sets the group's risk strategy in consultation with executive directors and senior management, using generally recognised risk management and internal control frameworks. Monitors and reports on key performance indicators and risks.	Comprises four independent non-executive directors under the chairmanship of the independent non-executive director, Dr D Konar.	Meets at least once a year.

Accountability

The CEO is responsible and accountable to the board for all group operations. The CEO has appointed managing directors (MDs) of the main operating divisions to assist in discharging this responsibility. The duties and responsibilities of the MDs are detailed in a formal role description, together with limits of authority. These duties and responsibilities are approved and reviewed annually by the CEO.

The company's policy of decentralisation and its flat organisational structure mean that each region is managed autonomously. Each region has its own operational, marketing and social responsibility budget. Each business division is responsible for its own results and responds individually to customer needs, pricing policies and social responsibility programmes.

Company secretary

All directors have access to the advice and services of the company secretary, supported by the legal department and the group secretariat. The company secretary is responsible for the duties set out in section 268G of the Companies Act (the Act) and for ensuring compliance with the listings requirements of the JSE.

The certificate required to be signed in terms of subsection (d) of the Act appears on page 91 of this report.

Remuneration

THE HUMAN RESOURCES AND REMUNERATION COMMITTEE

The group human resources and remuneration committee (the remuneration committee) is responsible for setting the remuneration strategy of the group, approving mandates for incentive schemes in the group and for determining the remuneration of executive and senior management positions, relative to local and international industry benchmarks. It also makes recommendations to the board on the remuneration of non-executive directors.

REMUNERATION PHILOSOPHY

The remuneration philosophy of Steinhoff is to attract, retain and motivate employees while considering applicable market levels of remuneration. The company's primary executive remuneration objective is to appropriately reward executive directors to ensure that their interests, as far as possible, are aligned with the interests of shareholders.

Annual incentive bonus arrangements have been structured so that stretch targets are based on corporate, business unit and individual performance.

In setting remuneration levels, the remuneration committee commissions an independent evaluation of the roles of executive teams, and also of the next levels of management in the group. The remuneration committee takes independent advice from consultants on market-level remuneration, based on comparisons with other companies operating in fields within which the group competes for executive talent.

The remuneration committee recognises the importance of linking rewards to business and personal performance and believes that the arrangements implemented provide an appropriate focus on performance and a balance between short-term and long-term incentives. The annual bonus plan and long-term incentive arrangements provide a significant portion of the total reward for achieving business and personal performance objectives.

The remuneration committee constantly monitors market practice to remain competitive and ensure that reward policies embrace all aspects of remuneration, support company strategy and reflect good corporate governance practices. The committee has implemented changes to Steinhoff's incentive strategy to help deliver enhanced shareholder returns. Currently no substantial changes to the company's policies on directors' remuneration are envisaged. However, the remuneration committee may develop policy and, should it determine that changes are appropriate, the company will report these changes to shareholders through established channels of consultation and reporting.

REMUNERATION OF EMPLOYEES IN GENERAL

The following principles are used to determine appropriate remuneration levels:

- Employees linked to compulsory and binding bargaining structures and forums are paid accordingly. Team performance-related incentive systems are optional to ensure achievement of targets.
- Supervisory and middle management remuneration is linked to competency levels and market relativities.
- Underperformance is not incentivised. Should any employees underperform, active steps are taken to improve individual performance.
- A team performance-related incentive system is compulsory for all business unit management teams.
- Strong long-term incentives, linked to performance criteria, are created to ensure that employees who perform well are retained.
- The collective incentives promote and reward entrepreneurial skills according to performance.

DIRECTORS' REMUNERATION

The board applies the principles of good corporate governance relating to directors' remuneration.

Governance of directors' remuneration in Steinhoff is undertaken by the remuneration committee.

The remuneration committee has recently resolved that the directors' fees, including fees payable to non-executives directors, are to be approved in advance at the relevant annual general meeting and not merely to present these fees for ratification. In this regard, see the notice to shareholders on page 226 in respect of the forthcoming annual general meeting.

EXECUTIVE DIRECTORS' REMUNERATION

Remuneration for executive directors consists of a basic salary, performance-related incentive bonus, retirement contributions, medical scheme membership and long-term share incentive schemes. It also includes fees earned for services on the board of Steinhoff. All benefits are based on the remuneration principles outlined here. In line with the group's remuneration philosophy, remuneration is reviewed annually by the remuneration committee after evaluating each executive director's performance, including that of the CEO. In addition, remuneration packages are benchmarked individually taking into account local, regional and global responsibilities. Details of the remuneration of executive directors and information on share rights are set out on pages 211 to 217 of the financial statements.

BASIC SALARY AND BENEFITS

Salaries for executives are reviewed annually in September. Salaries are adjusted based on market-related activities and the performance of the group and the individual.

ANNUAL BONUS

The remuneration committee uses an annual performance bonus as an incentive to executives to achieve predetermined financial targets, based on earnings growth and cash flow. The committee sets these targets annually, and monitors them regularly.

SHARE INCENTIVE SCHEMES

Steinhoff share incentive schemes

The company operates share incentive schemes for senior executives. These schemes were approved by shareholders at the annual general meetings on 6 December 1999 and 1 December 2003 respectively.

The remuneration committee grants rights which reflect a multiple of the executive directors' remuneration. Broad-based rights are granted subject to time limits and clearly measurable performance criteria. The criteria set for the rights granted from 1 December 2003 over 37 022 506 shares have been achieved and, accordingly, the first tranche of one third of the rights granted under this scheme vested on 1 December 2006. The remaining two tranches of one third each will vest on 1 December 2007 and 1 December 2008 respectively. The number of rights granted in terms of the 2003 allocation took into account that the scheme would cover the 2003, 2004 and 2005 financial years and therefore, no allocations were made to participants for these financial years, save for any positional changes and/or new appointees where appropriate.

In 2006, the remuneration committee resolved to reduce the number of rights granted and to simplify the scheme by making annual allocations, subject to similar time limits and the same performance criteria. The 2006 allocation was authorised and made subject to the three completed financial years commencing on 1 July 2006. The committee authorised the granting of 7 873 392 rights (of which 4 978 666 were granted). The rights were granted to both South African resident and non-resident participants and included 190 identified participants.

Recently, the committee considered the long-term share incentive award for the 2007 year, the performance criteria to be in respect of the completed three financial years commencing on 1 July 2007, and authorised the granting of 9 782 054 rights to be granted to a broad-based contingent of global employees.

Unitrans share incentive schemes

Following the acquisition by the group on 8 May 2007 of the businesses of Unitrans Limited, the rights of participants to receive shares in Unitrans in terms of the Unitrans Limited Share Scheme and rights over shares in terms of the Unitrans Executive Share Rights Scheme have been amended to provide that participants in these schemes will now receive shares or rights, as appropriate, over shares in the company. The terms and conditions of these schemes, including vesting periods and performance hurdles, remain unchanged save that the beneficiaries are now entitled to shares or rights over shares in Steinhoff, as opposed to shares or rights over shares in Unitrans. No further allocations will be made under the Unitrans Limited Share Scheme and, going forward, the Unitrans Executive Share Rights Scheme will be integrated into the Steinhoff Executive Share Rights Scheme.

As at 30 June 2007, the following options/rights over shares in Steinhoff were outstanding in respect of the Unitrans share schemes:

Unitrans Limited Share Scheme	4 597 460
Unitrans Executive Share Rights Scheme	2 281 874

The remuneration committee will continue to implement long-term incentive schemes by making further annual grants against clearly measurable performance criteria.

NON-EXECUTIVE DIRECTORS' REMUNERATION

Fees for non-executive directors are recommended to the board by the remuneration committee and reviewed annually with the assistance of external service providers. The remuneration committee takes cognisance of market norms and practices, as well as the additional responsibilities placed on board members by new acts, regulations and corporate governance guidelines. The independent non-executive directors do not have service contracts and are not members of the group's pension schemes. Options and share awards are granted to non-executive directors for their commitment and contribution to the affairs of the group. Details of these grants are given on page 215 of this annual report.

Non-executive directors receive an annual fee for their input. The annual fee consists of a base fee and retainer and, where applicable, a committee membership fee and a fee for specific committees. Steinhoff pays for all travelling and accommodation expenses to attend board meetings. The fees for the 2007/2008 year will be presented to the shareholders at the forthcoming annual general meeting. Details of the emoluments paid to the non-executive directors are given in note 43.1 to the annual financial statements on page 213 of this annual report.

Management reporting

Management reporting disciplines include the preparation of annual budgets by the operating entities. These budgets are reviewed by the board and are subject to final board approval. Monthly results and the financial status of operating entities are reported against approved budgets. Profit projections and cash flow forecasts are reviewed regularly, while working capital and borrowing levels are monitored continually.

Financial control and reporting

The directors are responsible for ensuring that group companies maintain adequate records, and for reasonable, accurate and reliable reporting on the financial position of the group and the results of its activities. Financial reporting procedures are applied in the group at all levels to meet this responsibility. Group Services' executives meet regularly and formally with operating management and are effectively involved in the major decision-making processes of all group companies. Financial and other information is constantly reviewed and any action necessary is taken immediately. The financial statements are prepared in accordance with International Financial Reporting Standards.

Internal control and risk management

The group operates a robust internal control structure. The executive team is responsible for implementing the risk management strategy to ensure that an appropriate risk management framework is operating effectively across the group, embedding a risk culture throughout the group.

The board and the audit and risk management committee are provided with a consolidated view of the risk profile of the group and any major exposures and relevant mitigating actions are identified. This strategy supports the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's diverse operations is effectively managed, to create and preserve shareholder wealth.

The board's policy on risk management encompasses all significant business risks to the group, including financial, operational, market compliance and general risk, which could undermine the achievement of the group's business objectives. This system of risk management is designed so that the different business units are able to tailor and adapt their risk management processes to suit their specific circumstances. Risk assessment and reporting criteria have been structured to provide the board with a consistent, company-wide perspective of key risks. The system of internal control, which is embedded in all key operations, provides reasonable rather than absolute assurance that the company's business objectives will be achieved within the risk tolerance levels defined by the board.

Regular management reporting, which provides a balanced assessment of key risks and controls, is an important component of board assurance. The chief financial officer provides quarterly confirmation to the board that financial and accounting control frameworks have operated satisfactorily and consistently. The board also receives assurance from the audit and risk management committee, which derives its information in part from regular internal audit reports on risk and internal control throughout the group.

INTERNAL CONTROL SYSTEMS

The internal control system that operated throughout the year covered the following areas:

- **Control environment**

  The board has put in place a documented organisational structure with clearly defined and communicated lines of responsibility and delegation of authority to operating units. Policies and procedures, including the code of ethics referred to on page 63, have been put in place to foster a strong ethical environment.

- **Main control procedures**

  The board has adopted a schedule of matters which it requires to be brought to it for consideration, ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas that require regular reporting to the board, including treasury, legal and other matters. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for capital expenditure, major transactions and organisational changes, as well as organisational controls involving the segregation of incompatible duties and controls relating to safeguarding assets.

- **Identification and evaluation of business risks and control objectives**

  The company's strategy on risk is to assume prudent risk, which is appropriately managed and mitigated, in exchange for measurable rewards. The board has the primary responsibility for identifying major business risks facing the group and for developing appropriate policies to manage those risks. The risk management approach is used to focus the attention of directors and management on the group's most significant areas of risk and to determine key control objectives. This process is supported by group risk advisory services.

- **Monitoring**

  The board has delegated implementation of the system of risk management and internal financial control to executive management. The operation of the system is monitored and a programme of reviews, focusing on key aspects of the business, has been carried out.

  The board conducts an annual review of the operation and effectiveness of this system of internal financial control. Following this review and after making reasonable enquiries, the board believes there have been no weaknesses in the system that have failed to bring to the board's attention any material losses or material contingencies during the review period, or the period from the balance sheet date to the date of this annual report, except if noted elsewhere in this annual report.

  The directors accept responsibility for maintaining appropriate internal control systems to ensure that the group's assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are continually monitored and improved in accordance with generally accepted best practice.

- **Information systems**

  The group operates a comprehensive annual planning and budgeting system and annual budgets are reviewed and approved by the board. There is a financial reporting system which compares results with monthly budgets to identify any significant deviation from approved plans. Reports include a monthly cash flow analysis, projected for 12 months, which is used in determining whether the group has adequate funding for its future needs.

INTERNAL AUDIT

The company's internal audit function has a formal collaboration process in place with the external auditors to ensure efficient coverage of internal controls and to eliminate any duplication of effort.

The internal audit department is a function established at corporate level, reporting to the audit and risk committee. It assists executive management and the audit and risk management committee in the effective discharge of their respective responsibilities by means of independent financial internal control and operational systems reviews.

The internal audit function operates in terms of an internal audit charter approved by the audit and risk management committee.

Internal audit evaluates and assesses the adequacy of risk management processes and internal control frameworks and reports any significant issues, including making recommendations to improve these processes. The internal audit function reviews the effectiveness of financial and non-financial controls over all processes that contribute to achieving organisational objectives. It also provides information on the status and results of the annual audit plan.

The internal audit function has been mainly internalised and dedicated group personnel have been charged with the responsibility of undertaking internal audits independently from operational management. However, in certain parts of the group, the internal audit function has been outsourced to independent professional service providers.

During the review period the internal audit process did not highlight any material breakdowns in internal control.

Risk management

The board of Steinhoff recognises the critical importance of risk management and takes ultimate responsibility for this function. The company is fully committed to complying with the risk management requirements and principles of King II, and an enterprise-wide integrated risk management approach has been adopted in line with international best practice. The board is supported by executive and non-executive committees in the identification and management of risks, in accordance with the process highlighted above.

The internal audit department regularly reviews the implementation and management of the risk profile through the internal audit process.

The group manages its risks with a varying degree of central guidance. The three major classifications of risks facing the group are:

- Financial risks
- Operational risks
- Market-related and general risks

FINANCIAL RISKS

The group's financial instruments consist mainly of deposits with banks, local money market instruments, accounts receivable and payable, loans to and from subsidiaries, leases, hire-purchase agreements and some derivatives. Derivative instruments are used by the group for hedging purposes. Such instruments include forward exchange and currency contracts and interest rate swap agreements. The group does not speculate in the trading of derivative or other financial instruments, other than in the normal course of operations. In addition, the chief financial officer and central finance function play a major role through various forums which communicate and train the group's operational finance executives in the identification and management of these risks.

These risks include:

- **Currency risk**

  The Steinhoff group's manufacturing operating costs and expenses are principally incurred in South African rand, Polish zloty, Hungarian forint and Ukrainian hryvnia. Its revenue derived from outside southern Africa, however, is principally in euro, sterling, US dollars and Australian dollars. The group's business model is based on the strategy of locating production in, and sourcing materials from, emerging low-cost economies, and supplying finished products into developed economies. The group does not enter into a large number of formal hedging transactions in respect of its exports, as the mix of currencies within the business serves as a natural hedge. However, volatility in the rand, zloty, forint and hryvnia would make the group's costs and results less predictable than when exchange rates are more stable.

  It is group policy to hedge exposure to cash and future contracted transactions in foreign currencies for a range of forward periods, but not to hedge exposure for the translation of reported profits.

  Additional information is available in the chief financial officers' report on page 18 of this annual report.

- **Treasury risk management**

  A finance forum, consisting of senior executives of the group, meets on a regular basis to analyse currency and interest rate exposure and to review, and if required adjust, the group's treasury management strategies in the context of prevailing and forecast economic conditions.

- **Liquidity risk management**

  The group manages liquidity risk by monitoring forecast cash flows and by ensuring that adequate borrowing facilities are available. Cash surpluses and short-term financing needs of manufacturing and sales companies are mainly centralised at the African and European central offices. These central treasury offices invest net cash reserves on the financial markets, mainly in short-term instruments linked to variable rates.

- **Interest rate management**

  Given the group's global footprint and its strategy of low-cost manufacturing and sourcing in emerging markets and sales in developed countries, the group follows a policy of maintaining a balance between fixed and variable rate loans to reflect, as accurately as possible, different interest rate environments, the stability of the relevant currencies, the effect which the relevant interest rates have on our operations and consumer spending within these environments. These variables are taken into account in structuring the group's borrowings to achieve a reasonable, competitive, market-related cost of funding.

  As part of the process of managing the group's borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates.

Interest rate exposure is managed within limits agreed by the board.

- **Credit risk management**

  Trade accounts receivable and short-term cash investments pose a potential credit risk to the group. The group's trade accounts receivable consist mainly of a large and widespread customer base. Group companies continually monitor the financial position of their customers, and appropriate use is made of credit guarantee insurance. The granting of credit is controlled by the vetting of credit applications and the setting of account limits. Provision is made for bad debts, and, at year-end, management did not believe there was any material credit risk exposure which was not covered by credit guarantee insurance or appropriate provisions.

- **Pension and provident fund risk**

  The group has pension and provident fund commitments to its current and former employees. A suitably qualified board of trustees has been appointed and, together with professional investment advisors and internal investment sub-committees, the trustees are responsible for evaluating the soundness of investment decisions and adherence to the relevant legislation.

OPERATIONAL AND MARKET-RELATED RISKS

Details of the risk management approach adopted to mitigate and/or manage the operational and market-related and general risks are given in the sustainability report on pages 78 to 81 of this annual report.

External audit

The group has adopted a policy to regulate the use of external auditors for non-audit services, including consulting services. The policy details non-audit services which may not be performed by the external auditors and prescribes pre-approval requirements for non-audit services that, subject to the requisite pre-approvals being obtained, may be undertaken by the external auditors.

The external auditors have confirmed to the audit and risk committee that they are not aware of any relationships between the group and themselves that were in place or occurred during the year under review that, in their professional opinion, could reasonably be held or perceived to impact on their independence.

The audit and risk management committee considered the position of Deloitte & Touche and resolved that Deloitte & Touche is independent of the group and has recommended the reappointment of Deloitte & Touche as auditors. This view and recommendation was endorsed by the board of directors on 10 September 2007. The reappointment of the auditors will be a matter for consideration by shareholders at the annual general meeting to be held on 10 December 2007.

Stakeholder communication and investor relations

The board believes that balanced and understandable communication of the group's activities to stakeholders is essential and it strives to clearly present any matters material to a proper appreciation of the group's position. The interests and concern of stakeholders are addressed wherever possible by communicating information, as it becomes known, regardless of any potentially positive or negative impact.

The group values its dialogue with both institutional and private investors and adopts a proactive approach to these relationships. There is regular two-way communication with investors and analysts, including presentations after the interim and year-end results and site visits. The results for the year under review were presented on 10 September 2007 and, simultaneously, globally to invited institutional shareholders via electronic media.

The group adopts a proactive stance in disseminating appropriate operational information to stakeholders through print and electronic news releases in addition to the statutory publication of the group's financial performance and announcements required in terms of the listings requirements of the JSE.

The website, www.steinhoffinternational.com enables all shareholders to access results presentations and detailed information on the group and its portfolios. Piet Ferreira, alternate executive director, is responsible for investor relations for Steinhoff (e-mail: Investors@Steinhoff.co.za).

Ethics

We require our employees, in the performance of their duties, to act in good faith in a manner promoting our aspiration to be a good corporate citizen and we have adopted a code of ethics committing to the highest standards of conduct. This code has been endorsed by the directors and a formal ethics programme has been rolled out throughout the group. The code addresses *inter alia:*

- conflicts of interest. The code incorporates specific policy and guidelines on the disclosure of any conflicts of interest and on the making of sensitive payments;

- the acceptance of gifts. With the exception of small, token gifts, which must be recorded in a register, no employee may accept any gift, payment, incentive, favour or any other business courtesy that may influence his or her actions, or Steinhoff's actions, with regards to a third party. The code includes a list of prohibited transactions;
- bribes and political contributions. Adherence to anti-corruption laws and regulations is non-negotiable;
- record keeping. The books and records of the company must reflect all business transactions in an accurate and timely manner;
- promotion of competition. Steinhoff believes in the principles of free competitive enterprise and the code incorporates the group's anti-competition/anti-trust policy and guidelines, detailing specific prohibitions; and
- non-discrimination. Steinhoff expects all employees to treat fellow employees with respect and consideration.

The group operates on the basis of decentralised management across numerous countries. Worldwide, employees are required to maintain the highest level of ethical standards to ensure that the group's businesses are conducted in a manner that, in all circumstances, is above reproach.

Steinhoff continues to expand its performance-driven culture of appropriate disclosure and transparency in which individual executives and employees assume responsibility for the actions of the business. The selection and promotion processes are continuously reviewed to ensure the integrity of new appointees or employees promoted within the group.

Fraud and illegal acts

The group does not engage in or accept or condone engaging in any illegal acts in the conduct of its business. The directors' policy is to actively pursue and encourage prosecution of perpetrators of fraudulent or other illegal activities should they become aware of any such acts and a zero tolerance approach has been adopted. In South Africa the group has implemented a confidential fraud line, which is managed and administered by independent operators, to facilitate the reporting of any fraud or illegal acts.

Insider trading

The group has an insider trading policy that prohibits directors and named officers of the company and its subsidiaries from dealing in the company's shares, either directly or indirectly, on the basis of unpublished price sensitive information about the business or affairs of the group and its subsidiaries. Employees are advised not to deal, directly or indirectly, in the company's shares or warrants or shares of listed subsidiaries of the group on the basis of unpublished price sensitive information. No director or officer who is privy to such information may trade in the company's shares or warrants during embargo periods determined by the board or during closed periods and all dealings by directors and officers in the company's shares, or shares of any listed subsidiaries of the group, must receive the prior approval of the CEO to ensure compliance with this policy. Dealings in such shares by the CEO must receive the prior approval of the compliance officer and dealings in such shares by the chairman must in turn receive the prior approval of the CEO and the compliance officer. Closed periods are the periods between the end of the interim and annual reporting periods and the announcement of financial and operating results for these reporting periods, as well as any periods during which the company may be trading under a cautionary announcement.

A report of all dealings by directors and officers in the shares of the company and its listed subsidiaries is tabled at each board meeting of the company. Any share dealings by directors of the company and its major subsidiaries, including share dealings by the company secretary, are notified to the JSE for publication via the Stock Exchange News Services (SENS).

Interest in contracts

The group has a policy regulating disclosure of interest in contracts. The policy dictates that all employees must disclose any interest in contracts to assess any possible conflict of interest. The policy also dictates that directors and senior officers of the group must disclose any interest in contracts, as well as other appointments, to assess any conflict of interest in their fiduciary duties. During the year under review, save as disclosed in the financial statements, no directors had a significant interest in any material contract or arrangement entered into by the company or its subsidiaries.

Going concern statement

The directors report that, after making enquiries, they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going-concern basis in preparing the financial statements.


Steinhoff International Holdings Limited
(Holding company board)
Ultimately responsible for group risk management
Steinhoff group risk advisory committee
Annual international non-executive report on key risks
Steinhoff Africa
Quarterly regional executive report on key risks
Steinhoff Europe
Quarterly regional executive report on key risks
Audit and risk management committee
Quarterly internal audit report on group management of risk
– Evaluates and reviews group risk
– Ongoing evaluation and review of internal controls and audit processes. Reports quarterly at group level, receives reports and reviews quarterly
– Evaluates and reviews group risk management process
Steinhoff International group risk advisory committee (non-executive)
– Evaluates group risk strategy
– Monitors and reports on KPIs iro risks
– Independent identification of major risks facing group
Steinhoff Africa
(subsidiary company board)
Steinhoff Africa divisional boards (Unitrans, PG Bison and raw materials)
– Quarterly regional executive report on key risks
– Monthly executive meetings
Evaluates and monitors risks at divisional level
– Audit and risk management committees in place for Unitrans and its divisional boards
Steinhoff Europe
(subsidiary company board)
Steinhoff United Kingdom
– Audit and risk management committee
– Quarterly regional executive report on key risks and their management
Steinhoff Europe divisional boards (German, Eastern European and Benelux)
– Quarterly regional executive report on key risks
– Monthly executive meetings
– Evaluates and monitors risks at a divisional level
Pacific Rim
– Quarterly regional executive report on key risks
– Monthly executive meetings
– Evaluates and monitors risks at a divisional level
– Audit and risk management committee

sustainability report



Our approach to sustainability is one that includes the basic principles: transparency, integration, opportunity, integrity, recognition, good governance and continuous improvement.

Steinhoff recognises the importance of balancing its long-term business sustainability requirements against the short-term focus necessary to survive in the modern, global business world. Accordingly, we have developed, and continuously refine, strategies and policies that contribute to the sustainable development of our group, to ensure that both the financial and the non-financial aspects of our businesses are appropriately evaluated and responsibly managed.

The main pillars of Steinhoff's approach towards ensuring sustainability are our strategic focus on our people, investment in the communities in which we operate, environmental issues and resources, health and safety and identifying and managing risk. The group's R1,5 billion greenfields investment in the North East Cape, detailed on page 82, typifies our strategy on sustainability in practice.

Our people: Who we are and where we are going

The contribution made by our people is vital to our continued success.

Human capital development has been incorporated into all the group's operations to achieve our vision of being a world-class manufacturer, supplier and retailer of household goods and motor vehicles and a designer and provider of effective, customer-centric logistics solutions and services.

The skills and dedication of our employees have contributed to our successes to date and provide a solid foundation for future growth. As a responsible employer, we are committed to ensuring that our employees worldwide work in an environment that actively fosters development and growth, recognises and appropriately rewards individual performance and assists employees to reach their full potential.

HUMAN RIGHTS

Non-discrimination, employment equity and freedom of association are entrenched throughout our policies.

The group does not tolerate any form of discrimination based on religious or other beliefs, nationality, gender or race. Harassment of any form of fellow employees is viewed seriously and, should this occur, appropriate disciplinary action would be taken.

HUMAN CAPITAL

As at 30 June 2007, the group had approximately 45 000 employees worldwide. This level of employment has a significant impact on the societies and economies of some developing countries in which we operate and assists in building a strong customer and supplier base going forward.

The group is committed to complying with all employment-related legislation in the countries in which it operates.

30 June	2007	2006	2005	2004
Southern Africa	28 300	32 000	24 500	13 100
Central and Eastern Europe[1]	6 800	7 000	7 200	8 000
Western Europe[2]	5 900	6 500	5 500	1 200
Pacific Rim and India	4 000	4 500	4 300	4 300
	45 000	50 000	41 500	26 600

[1]*Central and Eastern Europe includes Hungary, Poland and Ukraine.*

[2]*Western Europe includes Belgium, Germany, the Netherlands, France and the United Kingdom.*

At year-end, of the total number of employees worldwide, approximately 70% were men and 30% women. In southern Africa, some 91% were from a previously disadvantaged background.

ATTRACTION AND RETENTION OF STAFF

Global competition for skilled employees in our diversified industries remains intense. In South Africa, there is for example a specific shortage of drivers in the transport industry and skilled service technicians in the motor retail service industry. To address this, driver recruitment and training is ongoing. On the motor service and spare parts side, all dealerships operating under Unitrans Motors are aware of the need to maintain their hard-won reputations for service excellence by attracting, training and retaining technical support staff. The additional challenge in South Africa is to attract women for supervisory and management positions.

Steinhoff's *Employer of Choice* programme is proving an invaluable tool in attracting skilled and qualified personnel and retaining the key employees required to ensure our ongoing success.

This programme focuses on:

- Current employees. Regular employee satisfaction surveys provide clear guidelines for areas of focus. The current main focus areas are communications, performance, diversity and talent management. Very low attribution rates and referrals of external potential by our employees are evidence of the success of the programme.

- Future employees. Steinhoff is being actively branded among academic and tertiary institutions in order to attract high calibre candidates for future employment within the group. Vacation work is offered to students and bursaries in relevant fields of study have been established.

EDUCATION, TRAINING AND DEVELOPMENT

Human capital development is a strategic focus for all group operations and our human resource functions have been appropriately aligned to support our business objectives.

Our focus is on attracting and retaining staff and developing people in a way that fosters growth, places them in roles that effectively use their strengths and interests, and connects them in ways that enhance performance. Particular emphasis is placed on:

- long-term career development and multiple work experiences in the group;
- talent management, with an emphasis on high-potential employees;
- offering access to mentors across the group;
- arranging work-life flexibility;
- ensuring a technically competent work environment; and
- establishing social networks that embrace open and honest communication.

Over the years, Steinhoff has invested significantly in developing its employees as we believe this is the key to maintaining our

As a responsible employer, we are committed to ensuring that our employees worldwide work in an environment that actively fosters development and growth, recognises and appropriately rewards individual performance and assists employees to reach their full potential.

success. We have established dedicated *programmes* to identify and develop high-potential employees. In these programmes, which run over two years, employees take part in various subject-matter programmes and attend workshops, seminars and courses to improve general management skills and specific functional expertise. The programme caters for international development and opens up global employment opportunities, facilitating the dissemination of expertise across the group.

Each of the group's operations has learning and development initiatives that address the particular requirements of that operation, as highlighted by the examples below:

South Africa

PG Bison

Internal initiatives are focused on technical skills and product training. External facilitators approved by the company provide training in programmes such as adult basic education and training (ABET), learnerships in electrical engineering, mechanical engineering, forestry stewardship and in assessor, moderator and mentorship skills. Of a total workforce of 3 232, there were 770 trainees. Total training spend for the year was R5,7 million.

Vehicle retail

The bulk of internal training is workplace training in accordance with guidelines set by Merseta, the industry sector and training authority. External training is mainly product-specific technical and sales training from the division's franchise principals. In addition, the vehicle division has introduced 18-month graduate management trainee programmes, using an external training provider. The division has 208 trainees in a workforce of 4 719 employees. Total spend on training for the year was R7,6 million.

Europe and the United Kingdom

The German and Eastern European operations have established a "Jump" programme for high-potential candidates to receive training, over 18 months, on soft *skills, project management and effective* cost management. General training extends across the workforce and other initiatives include language training, quality management, a continuous improvement programme, technical training and communication skills. Training is focused to address specific operational needs, including intensive five Sigma and lean manufacturing training. Of a total workforce of 5 649, there were 327 learnerships and trainees and R4,6 million was spent on training during the year.

From a total of 1 574 employees in the operations in Poland, 373 learnerships were entered into during the year.

Over 1 000 employees on the retail side of the United Kingdom operations were exposed to learning and development interventions during the year.

Pacific Rim

The majority of employees attended some form of development activity during the year. Traineeships were undertaken at various levels for certificates in retail operations, telecommunications, transport and distribution (warehousing and storage, and administration) business. Technical training was undertaken internally and externally, as was orientation for new recruits together with train-the-trainer courses for the learner *and development team. Business process* training and courses on understanding marketing and merchandising were also undertaken.

SUCCESSION PLANNING

Succession planning forms part of the group's staff retention policies, and this includes learning and development. Management development is entrenched across the group, particularly in respect of candidates with potential for high performance. Internal promotions are assisted by this development process and the group's systems of assessing managers and employees. Due to the current shortage of skills, particularly in South Africa but increasingly on a global scale, we recognise that young talent must be recruited, developed and appropriately used across the group to ensure retention and progression.

We have linked our succession planning and employment equity strategies to focus on skills development and the upliftment of our employees. This allows employees, particularly those from previously disadvantaged backgrounds, to take advantage of internal opportunities for advancement.

Each operation is responsible for putting plans in place to ensure the smooth succession of key executives. The succession strategy includes, where appropriate, the recruitment of talented individuals from outside the group.

EMPLOYMENT EQUITY

Steinhoff considers employment equity a long-term commitment towards the creation of an equitable work environment. Our employment equity programmes are focused on achieving fair representation across employee groups, on removing any remaining barriers to the advancement of designated groups and on unlocking the value of the group's diversity.

In the South African operations, key principles have been built into employment equity policies to redress past inequalities by:

- aligning employment equity activities with the operation's strategic objectives and training programmes;
- promoting and fast-tracking talented employees from previously disadvantaged backgrounds as suitable opportunities arise; and
- compliance with the Employment Equity Act.

Through our employment equity initiatives and our education, learning and development policy, we aim to create a racially equitable workplace that more closely represents the racial and gender demographics of South Africa.

BROAD-BASED BLACK ECONOMIC EMPOWERMENT

Broad-based black economic empowerment (BBBEE) is a programme launched by the South African government to redress the inequalities of the past by affording previously disadvantaged groups in South Africa (blacks, coloureds and Indians) economic opportunities previously not available to them. The programme measures progress against a balanced scorecard compiled by the Department of Trade and Industry (the dti). This scorecard measures ownership, management, preferential procurement, employment equity, skills development, enterprise development, and socio-economic development against set targets.

Steinhoff fully supports BBBEE in its operations in South Africa and each operation has developed initiatives and strategies to facilitate transformation. These initiatives are designed to benefit the company and its shareholders as well as South Africa as a whole, and to underpin long-term, sustainable growth.

In recent years, Steinhoff has introduced empowerment shareholders in certain of its operating companies in South Africa and neighbouring countries, including:

- The formation in 2005 of Fundiswa Investments Limited (Fundiswa). In a transaction valued at over R290 million, 11,6 million shares in Unitrans Limited were issued for cash to Fundiswa (held 34,9% by Mvelaphanda Capital Limited, 34,9% by Thembeka Capital Limited (previously Arch Equity Limited) and 30,2% by the Unitrans Limited Employee Benefit Trust, all black empowerment entities).

  Fundiswa initially funded this transaction via a loan which was later replaced with preference shares. Security for the funding was provided by Steinhoff.

  The 11,6 million Unitrans shares held by Fundiswa were exchanged on 7 May 2007 for 23,2 million shares in Steinhoff under the initial share exchange offer made by Steinhoff to shareholders, as detailed in the circular dated 22 March 2007.
- A similar transaction was concluded in 2006 in which transaction Steinhoff provided ultimate security for the funding that Micawber 455 Limited, an accredited BEE company, used to acquire 26 million shares in KAP International Holdings Limited, an associate of Steinhoff, for R84,6 million.

As announced in September 2007, Steinhoff has resolved in principle to introduce BBBEE equity participation at the Steinhoff Africa level. In terms of this proposed transaction, 20% of the equity in Steinhoff Africa will be sold at fair market value to selected BBBEE participants with whom the group has an existing relationship at operating level. It is envisaged that this BBBEE transaction will include an appropriate employee share ownership plan. The group is at an advanced stage of developing the appropriate structure and indicative funding terms have been obtained from financial institutions and other providers of BBBEE finance. Further details of this transaction will be announced at the annual general meeting of shareholders to be held on 10 December 2007.

Steinhoff fully supports BBBEE in its operations in South Africa and each operation has developed initiatives and strategies to facilitate transformation. The initiatives are designed to benefit the company and its shareholders as well as South Africa as a whole, and to underpin long-term sustainable growth.

The group's approach to BBBEE includes specific emphasis on:

- awareness throughout our South African operations of our transformation policy, procedures and initiatives;
- enterprise development, which allows our operations to transfer skills and facilitates the development of strong black-owned businesses, while creating viable and sustainable business opportunities for all stakeholders. Examples of group enterprise development initiatives include:
  - Bojanala Bus – established by Unitrans Passenger, together with BBBEE partners, to provide commuter bus transport in the North West province of South Africa.
  - Klipstone Transport – established by Unitrans Supply Chain Solutions, together with BBBEE partners, to provide transport specific to the cement industry.
  - Induna Tippers – established by Unitrans Supply Chain Solutions, together with BBBEE partners, to transport waste material from the Gautrain project.

In addition, Steinhoff Africa facilitates many smaller empowerment enterprises, mostly involving non-core activities such as vehicle washing and valet services.

Preferential procurement systems have been put in place to ensure that procurement expenditure is correctly channelled. The group will, however, not compromise on quality, price, delivery and service and, in applying these systems, will ensure that all safety, technical, commercial, compliance and environmental standards are met.

As a result of its contribution to BBBEE and transformation, Steinhoff has been nominated as one of South Africa's top empowered companies for 2007/8 by Impumelelo, a respected publication in South Africa focusing on the top empowered companies in South Africa.

REMUNERATION

Our remuneration philosophy and its application are detailed in the corporate governance report, on page 58, together with details of the terms of reference of the group human resources and remuneration committee on page 57.

LABOUR RELATIONS

Steinhoff recognises the right of all employees to freedom of association and supports their right to join a trade union and to be represented for collective bargaining purposes. There are numerous participative structures across the group to deal with issues that affect employees directly and indirectly. These include collective bargaining mechanisms, structures to drive productivity improvements, safety committees, employment equity committees and other participative forums.

Significant labour disruptions at any of our operations could have a material adverse effect on our business, operating results and financial condition. The strategy of the group is to establish and maintain constructive relationships with our collective bargaining partners.

Each operation has policies in place, in line with relevant local labour legislation, to deal with issues such as grievances, retrenchments, disciplinary action, freedom of association and collective bargaining. In South Africa, the group plays an active role in the employer industry bodies to which it belongs. Should industrial action occur, action is taken at employer level to rebuild relationships and to review the negotiating process.

In certain areas of Europe where we operate, there is little organised labour activity and membership in labour unions is low. However, following Poland's accession to the European Union in May 2004, Polish labour unions are becoming more established.

We strive to maintain a good relationship with our workforce in all regions in which we operate and work stoppages or demands for increased levels of remuneration have had only a minimal impact across the group.

Corporate social investment: Supporting the community

To sustain our own success, we acknowledge that we need to actively contribute to the communities in which we operate. The group's corporate social involvement programme is focused on making contributions in areas where these will have the most impact and the programme is strategically aligned with our transformation agenda.

Our operations are encouraged to take part in various local community projects. Selected examples of these projects are detailed below.

Southern Africa

- Sponsorship by Unitrans Motors of Fourways Karate, Botshabelo. This project, now in its fifth year, has helped turn many youngsters away from drug and alcohol abuse towards a life of discipline and meaning. To date, one student has been chosen for the national team, three have received senior black belts and over 30 medals have been won at the South African championships.
- Unitrans Motors is also involved with the weekly transport of food, clothing, gifts and other support for Boikarabelo, a village for the previously disadvantaged.

- Unitrans Passenger provides free transport to children's homes and other worthy causes. It also transports underprivileged children to holiday destinations and donates tickets for bus travel to the needy.
- One of Unitrans Supply Chain Solutions' special development projects is its support of the Ifafa Cane Growers Association and the furnishing of its community hall, which also serves as a school for members' children.
- Unitrans is a founder member of the Business Trust which was established in 1999 as a five-year initiative of the corporate sector, working in partnership with government. The Unitrans group reaffirmed its support of the Business Trust's second five-year phase by undertaking to contribute R1,1 million to the trust over the period 2005 to 2009. It is expected that at least one million people will benefit from the programme over this period.
- PG Bison is a proud sponsor of the Field Bands Foundation. This pioneering organisation has a proven track record of youth development in South Africa and creating life-changing opportunities through the discipline and creativity of music and movement. Given the historical presence of brass music in South African communities, the Field Band concept was originally chosen to teach the youth basic life skills. Now in its tenth year, the foundation has won various awards for its long-term development efforts and for increasing accessibility to the arts in previously disadvantaged communities.
- For the last 13 years, PG Bison has sponsored the PG Bison Student Design Awards in South Africa, a competition open to interior design and architecture students. A design bursary for previously disadvantaged students has recently been introduced to complement the awards.
- PG Bison assisted the University of the Witwatersrand and Gauteng Department of Health to refurbish the Muldersdrift Aids clinic.
- PG Bison sponsors the annual PG Bison under-15 cricket week, which celebrates its 21st anniversary in 2007. This initiative is an integral link in the pipeline of talented players from grassroots level right up to national team level. Coupled with this is the PG Bison Knock-Out Cup initiative, a football tournament aimed at identifying and developing talent in the Ugie, Maclear, Elliot and Mount Fletcher areas.
- The total social spend for PG Bison for the year under review was R7,1 million.
- The raw materials division supplies mattresses and bedding to numerous charities, welfare organisations, orphanages and sanctuaries. Vitafoam sponsors several community upliftment programmes including CIDA Foundation College, Paul Gater Hospice, Rocsa House, Belavista Children's Home and Usindiso ministries.
- Steinhoff Africa, in partnership with Abraham Kriel Childcare, cares for more than 200 Aids orphans and 80 adults in and around Soweto. This intervention enables children to remain in their relatives' homes and assists with schooling, counselling, nutritional and medical care. In June 2007, we donated R1,5 million to this initiative as part of the Steinhoff Africa Extended Family programme.
- Steinhoff has entered into various agreements with Phumelela Gaming and Leisure Limited, a South Africa-based listed company, as part of our Extended Family programme (HIV/Aids orphan project). For the Steinhoff International Summer Cup, which takes place on 24 November 2007, Phumelela will donate R25 of the R30 gate entry fee per entry ticket to this programme.
- It is one of Steinhoff's objectives to develop young leaders to underpin growth in South Africa. This has led to our involvement in CIDA, a university for talented black South African youths from low- to zero-income families. Students are not charged fees but remain responsible for management,

The group's corporate social involvement programme is focused on making contributions in areas where these will have the most impact and the programme is strategically aligned with our transformation agenda.

maintenance, cleaning and cooking during their course of studies. Lecturers are obtained at no cost from recognised legal, financial and marketing institutions. Claas Daun, a non-executive director of Steinhoff, has supported CIDA for a number of years and initiated the CIDA Diamond Fund, which aims to raise R300 million. The returns generated by the fund will be used to sustain the CIDA University. Daun has already donated R20 million to the fund in his personal capacity and the Steinhoff group has committed another R10 million. The group will also offer advisory support to the fund, as required, to optimise its investments.

- Based on an annual corporate donation, the company enjoys honorary membership of the Tikkun Foundation, an organisation formed to uplift historically disadvantaged groups in South Africa.
- Steinhoff Africa has recently entered into a joint medical programme with Life Occupational Care to supply occupational medical attention to the workforce in certain divisions, at no cost to employees.
- We sponsored the Johannesburg Philharmonic Orchestra for a second season.

Europe and the United Kingdom

- Our operations in Hungary play an important role in local cultural life. We hold permanent art exhibitions in some of our retail shops in Hungary and sponsor a music school in Nagykanizsa. Other sponsorships include a children's foundation in Nagykanizsa, the local fire-fighting brigade in Danubia, an organisation in Mohacs that offers physical and mental assistance to post-operative patients and transport for children undergoing cancer treatment.
- The Steinpol operations in Poland support their communities by assisting local sporting and cultural activities and by donating goods to schools and social organisations.
- The United Kingdom operations sponsor the Unitrans Three Peaks Challenge walk, with proceeds from the event going to the British Heart Foundation.

Pacific Rim

- Freedom Australia has maintained its support of the Children's Cancer Institute of Australia, the country's only research institute focused on eliminating childhood cancer. During the year, Freedom raised approximately R750 000 for the institute through the sale of a specially branded product.
- In conjunction with the University of Technology in Sydney, Freedom Australia has launched a competition to design a furniture product for its market. The winner will be offered training with the Freedom buying department during vacation time and will be identified as talent for possible employment at the conclusion of his or her studies. The intention is to extend the programme to other institutes and universities in Australia.

The environment: Caring for environments in which we operate

Steinhoff is committed to responsible stewardship of resources and to identifying, assessing and, where practicable, reducing the environmental impact of its activities or services. The group endeavours to lessen both its direct and indirect impacts on the environment by implementing sound environmental practices in its operations.

Each operating subsidiary or division has committed itself, as a minimum, to compliance with the applicable environmental legislation. Given Steinhoff's established record of meeting accepted environmental standards, we aim to maintain this reputation and to continue investing in systems, practices, education and facilities.

A group ethical trading policy covering safety, quality, legal, environmental and social matters has been adopted. The policy incorporates required standards for suppliers of goods and services and it is our global policy to work with suppliers to ensure compliance. We aim, wherever practical, to obtain goods from suppliers that comply with environmental legislation and that operate in terms of established environmental policies. We will try to use renewable resources wherever feasible and to work with suppliers to conserve natural resources, where renewable options are not available.

Steinhoff manufactures a diverse range of furniture in more than 70 purpose-designed factories at sites throughout the world and waste, energy and effluent systems differ from plant to plant. We strive to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available, to reduce the impact on the environment.

Our operations span a variety of geographical locations and encompass different industries with different potential impacts on the environment. None of our operations are situated in biodiverse or environmentally sensitive habitats.

FURNITURE MANUFACTURING AND RAW MATERIALS

- All Steinhoff Germany plants participate in the Grüne Punkt programme, and take responsibility for the effective management of waste related to packaging. The German division manages energy needs via a centrally coordinated energy team. This team ensures that energy consumption is optimised and continuously monitors and compares the energy use of the different plants, based on benchmark reports. Significant amounts have been invested to ensure insulation is optimised to decrease energy waste.

- Processes for recycling polythene and paper waste are being established in all divisions of the United Kingdom operations.
- Steinhoff Asia Pacific has developed a number of initiatives to decrease its impact on the environment, including:
  - a product stewardship programme under which customers will be helped to recycle their furniture after 10 years;
  - recycling all powder coating material used; and
  - using recycled material such as plastic bottles for tiles.
- Our Indian operations recycle most of their waste materials including chrome and packaging materials. Any materials that cannot be recycled are disposed of via a government agency. Effluents are processed through the operation's pre-treatment plant and released into the common effluent treatment plant of the Calcutta Leather Complex, to make potable water.
- The Polish operations have introduced initiatives to reduce harmful emissions by switching from burning hard fuel and oil to gas.
- PG Bison's Ugie board plant has been subjected to an extensive environmental programme throughout its construction. Minimal disruption to the environment has been achieved through the combined effort of the Endangered Wildlife Trust, the Blue Crane working group and PG Bison's environmental officers. PG Bison also promotes the education of people on environmental issues and continues with its support of the Ukulunathi Centre, which is focused on educating staff and the local community on important environmental issues.

Initiatives under consideration include:

- substituting steel for aluminium in construction, as steel uses less energy in its production process;
- installing a recycling pump for the EPC line at PG Bison to allow for the re-use of one million litres of water per annum;
- moving away from sending general waste to a landfill site to recycling where feasible; and
- reducing electricity consumption and developing more efficient use of natural gas.

TRANSPORT AND LOGISTICS AND VEHICLE RETAIL

As part of their policies and procedures, each division in Unitrans manages the life cycle of all materials purchased, including fuel, oil, tyres, batteries and spare parts. The disposal of materials must comply with the law and ISO standards as follows:

- depending on their condition, used tyres or batteries are returned to the supplier or are dumped at authorised disposal sites, against the issue of a certificate;
- company-owned wash bays are managed and monitored in line with local by-laws and applicable acts or regulations;
- used oil is disposed of through recycling agencies or is returned to the supplier for disposal;
- used parts from the divisions' workshops that require scrapping go into designated scrap bins for collection by approved scrap merchants;
- oily rags and used filters from vehicle workshops are collected in special bins and are dumped at approved and authorised disposal sites, against the issue of a certificate; and
- effluent goes through a sand trap, separator pits and, if required, through an effluent treatment plant before being discharged from the property.

Vehicle performance and emissions are measured by comparing fuel consumptions and are managed by complying with manufacturers' maintenance standards. As the fleet age decreases and more new-generation vehicles are introduced, fuel performance and emissions have improved. Complementing this, trailing equipment has been re-engineered to provide greater fuel efficiency.

Unitrans Supply Chain Solutions has introduced a system of environmental legal audits to complement its safety, health, environmental and quality (SHEQ) systems.

Unitrans Supply Chain Solutions and the Unitrans Passenger division comply with the above practices in disposing of their waste materials, as does the Unitrans Motors division. A large portion of the passenger division fleet is already Euro III emission-standard compliant, even though South Africa has yet to enforce Euro I compliance.

sustainability report (continued)

As an international organisation we adhere to, and promote accreditation to the standards of the International Organisation for Standardisation.

ISO CERTIFICATION AND OTHER ACCREDITATIONS

Many of the group's business units have achieved ISO certification and other accreditations as detailed below.

Furniture and manufacturing	
Operations in Hungary: customer-orientated quality management system	ISO 9000:2000
Kanizsa	ISO 9001:2000 and ISO 14001:1996 (both renewed in 2007)
Relyon Group and Norma Boxmeer	ISO 9001:2000
Pritex	ISO 14001 and QS 9000*
Klose, Germany: HR practices. Klose Collektion, Klose Pomorska, Klose Goscicinscka, Klose Czerska and Colekcja Mebli Klose	ISO 9001:2000
Gommagomma Furniture through Steinhoff Bedding:innerspring mattresses	SABS 1005:1979
Steinhoff Bedding Johannesburg and Cape Town: Quality management systems certification for design, development manufacturing and supply of base sets and other allied products.	ISO 9001:2000
Mattex	ISO 9002:2000
Loungeweave	ISO 9001:2000 and ISO 9002:2002
Vitafoam: flexible polyurethane foams	SABS mark
Woodline: poles	ISO 9001:2000
Woodline: treatment of timber	SABS 457 and 753 approval
Laminates plant, Alrode	ISO 9000:2001
Medium fibre board, Boksburg	ISO 9000:2007
PG Bison: Thesen NECF	NECF: FSC certification**
Steinhoff Furniture Division: Pacific Rim operations, Plympton	ISO 9001:2000 and ISO 14001:2004

Transport and logistics and motor retail	
Unitrans Supply Chain Solutions	
Clairwood, Umbogintwini, Easigas (International), Elfgas (Ermelo and Secunda), Ineos Silicas/African Amines, Air Liquide, Tulisa Park, Shell Alrode.	ISO 9001:2000
Clairwood, Umbogintwini, National Logistics, Easigas (International), Elfgas (Ermelo and Secunda), Ineos Silica/African Amines, Air Liquide, Tulisa Park, Shell Alrode, Matsapha, Western Cape regional office, Milnerton depot, Eastern Cape regional office, Killarney, East London and Port Elizabeth depots, offices and operations.	ISO 14001:2004
Accreditation has been achieved for: African Explosives (Modderfontein, Klerksdorp, Mankwe and OHSAS 18001 and Steelport), Mooinooi, Namakwa Sands and Richards Bay Minerals operations	ISO 9001, ISO 14001

The ISO accreditation process is under way for the BP Durban distribution hub and for both the tannery and the "cut and sew" operations in India.

**A more stringent certification required by the automobile industry in the United Kingdom.*

***North East Cape Forests: Forestry Stewardship Council Certification. This is an international accreditation.*

Health and safety: Creating and maintaining healthy and safe working environments

Steinhoff views the maintenance of healthy and safe working environments as one of its most important duties and as being essential for the sustainability of its businesses. Significant progress has been made in the group in managing safety risks.

Most aspects of health and safety performance for the group's companies are legislated, and compliance is non-negotiable. The group's health and safety policy applies to all of its operations and ensures, as a minimum, compliance with the relevant legislation, regulations, and codes of practice and industry standards of each country in which we operate.

Prevention of work-related injuries or illnesses remains a high priority for the group and there is continued focus on risk assessment, safety training, and investment in workplace systems and heightened awareness of employees on health and safety issues.

An awards system has been introduced across various facilities to encourage employees to focus on reducing work-related accidents. Compliance with the relevant health and safety legislation forms a significant component of incentive bonuses at these facilities.

Steinhoff Africa subscribes to an integrated health risk management process. As part of this process, occupational and primary healthcare arrangements are in place. The project's objectives include ensuring, across the Steinhoff Africa group:

- legal compliance with occupational healthcare standards;
- standardisation of healthcare services; and
- standardisation and consolidated reporting of information relating to health and safety services.

While compliance with the relevant legislation is mandatory, the group strives to go beyond mere compliance and has introduced in-house health and safety programmes in several of its operations. These include:

SOUTH AFRICA

Freight and Logistics

As an operator of some 2 000 heavy vehicles, Unitrans Freight and Logistics' health and safety issues are predominantly related to road accidents. The total insurance/own-damage costs of these incidents was less than 2% of turnover for the period. This represents an improvement on the prior year although the total number of incidents increased year-on-year. Formal investigations are conducted into all incidents and appropriate corrective actions are implemented. Integrated SHEQ systems have been introduced in all operations. To ensure that accreditation initiatives are appropriately managed and communicated, the division has created a structure of SHEQ managers, coordinators and safety managers, supported by an electronic control system. The system incorporates all of the division's policies and procedures and encompasses incident/root cause analysis, risk assessment programmes and legal registers.

The warehousing and distribution side of Unitrans Freight and Logistics won the annual BP SHEQ innovation award for the systems it put in place to manage the Durban distribution hub for the BP South Africa lubes contract. This award recognises innovation to facilitate and enhance the management of health and safety in the workplace. The Blueprints system adopted by Unitrans was judged as the best health and safety innovation throughout Africa, India, the Middle East and parts of Eastern Europe.

As a transporter of petroleum products and chemicals, safety is of paramount importance for Unitrans Fuel and Chemical. This business is fully committed to promoting a healthy and safe culture as outlined in its vision "In partnership with our customers, we deliver the safest innovative transport and logistics solutions". In May 2007, the Road Freight Association of South Africa ranked Unitrans Fuel and Chemical as the "Operator with the Best Safety Programme" for 2007.

For the second consecutive year Unitrans has received the South African focus on Excellence Award for "Transporter of the year (2007)".

Passenger transport

The division places special emphasis on training, both initial and ongoing, to ensure passenger and driver safety. Corrective action and retraining initiatives have had a significant impact, with a 10% reduction in the number of accidents over the prior year. The division also schedules safety and first aid training for its drivers, and is working towards SANS 10399 accreditation, a standard specifically designed for the South African bus industry.

Raw materials

Fire safety training is key to these operations and 64 employees underwent health, safety and fire training during the year. Occupational hygiene surveys, major hazardous risk assessments, internal audits, life healthcare audits, national fire audits and ASIB inspections are all carried out regularly.

PG Bison

A total of 1 889 employees attended health and safety-related courses during the year. Occupational health is also an area of focus and is addressed via the PG Bison occupational health system, facilitated by on-site clinics and occupational nurse practitioners. A total of 2 152 hearing tests and 2 108 lung function tests were carried out over the year.

The Alrode plant received first place for integrated Safety, Health and Environment (SHE), Sector D2 – International and the SHE officer received the International SHE Officer of the Year award.

EUROPE AND THE UNITED KINGDOM

Local management is responsible for ensuring that the group's policies on health and safety are adhered to and that relevant regional legislation, set at stringent levels, is complied with.

At the German operations, 1 122 employees attended health or safety-related courses during the year. Local authorities periodically inspect production sites to ensure required standards are maintained. Over 450 employees from the United Kingdom manufacturing division attended health and safety training courses and the operation's audit team also received health and safety *awareness training to facilitate effective* auditing of systems and procedures in place.

PACIFIC RIM

Steinhoff Asia Pacific is committed to best-practice occupational health and safety standards with the implementation of the ValueSafe system across its brands.

Its operations review and analyse all reported incidents to ensure that its policies, training and manuals appropriately cover preventative safety measures. Each new employee receives training in occupational health and safety as part of an induction programme. Each employee also has access to the ValueSafe management and training system, which enables safety issues to be timeously addressed. Monitoring of health and safety issues is conducted under this system, which has been approved by the operation's workers' compensation insurer, as well as by various state-based workcover authorities.

Safety awards were made to employees at Freedom and Bayswiss during the year, based on the ValueSafe audit score, incident management, proactiveness and general safety consciousness. Discussions are being held with the regulatory (workcover) authorities on the possibility of public awards for health and safety initiatives.

The local directors of Steinhoff Asia Pacific have committed to industry practice safety targets and to effecting continuous improvement.

HIV/Aids

Steinhoff is fully aware of the seriousness of the HIV/Aids pandemic and its potential impact, not only in the workplace but also across the broad spectrum of our society. Our aim is to keep our employees healthier for longer by working together to introduce sustainable and acceptable interventions. The group is committed to addressing Aids in a positive, supportive and non-discriminatory manner and appropriate action has been taken.

The incidence of Aids in southern Africa is forecast to increase over the next few years and this could lead to challenges relating to reduced productivity, a declining workforce of skilled employees and increased related costs. In addition, the increased incidence of Aids may lead to a decrease in consumer spending in the local population, which could affect consumer demand in southern Africa. The impact of Aids on our operations and financial condition will, however, be determined by a variety of factors, including the number of HIV infections among our employees, the progressive impact of HIV on infected employees' health, the efficacy and availability of treatment programmes, as well as medical and other costs associated with the disease.

A project team has been established at senior executive level to lead comprehensive, group-wide strategies with a particular focus on:

- HIV/Aids in the workplace;
- managing the costs of appropriate medical care;
- managing the impact on traditional family structures; and
- demographic profiles.

Flowing from this, divisional initiatives have been put in place in Steinhoff Africa, as detailed below.

UNITRANS

The potential for HIV/Aids infection among long-haul drivers has been the subject of much research in South Africa and the rest of the world. Although the majority of Unitrans' drivers operate on a short-haul basis, Unitrans is aware of the risk posed by the Aids pandemic and has launched the following initiatives:

- Unitrans advocates preventative programmes, including education, confidential counselling and access to treatment. These programmes were launched after in-depth consultation with the workforce to ensure that they are aligned with employee needs and are sustainable.
- Unitrans supports the agreement concluded between the industry and the national bargaining council to provide a full anti-retroviral programme. This programme has been based on the Unitrans pilot programme and focuses on establishing national roadside wellness clinics that, *inter alia*, provide access to anti-retroviral treatment for all people in the South African road freight industry.
- The provision of mobile clinics to offer primary healthcare, HIV/Aids education, testing, treatment and support as well as behavioural change intervention and confidential counselling.
- Training selected employees in the Sugar and Agriculture division on HIV/Aids awareness as part of the 2006/7 workplace skills plan by the Transport Against Aids project.
- The formation by management and staff of the Unitrans Fuel and Chemical division of regional AMS 16001 committees to assist fellow employees with training, counselling and voluntary testing for HIV/Aids. The AMS 16001 committees' success will be reviewed during the new financial year to determine the sustainability of the programme and a report will be presented to senior management.
- Unitrans supports Community Aids Response (CARE), which provides support and medical care to people living with HIV/Aids. Sponsorship is focused on CARE projects that support Aids orphans and the youth outreach programme.

A project team has been established at senior executive level to lead comprehensive, group-wide strategies to manage and educate employees regarding HIV/Aids.

PG BISON AND THE RAW MATERIALS DIVISION

At each of PG Bison's sites, nursing practitioners are trained to counsel staff on HIV/Aids, as an extension of PG Bison's intention to take care of the occupational and primary healthcare needs of its employees.

In-house educational programmes are run continually, ensuring that managers, supervisors, employees and their representatives are exposed to available knowledge on preventative measures, nutritional information and the social services available to those in need.

Particular initiatives include:

- a 24-hour helpline via which employees can ask any wellness-related questions totally anonymously;
- informative short message flyers in pay slips;
- training staff as peer educators. This has enabled employees to go out into their communities to educate people on HIV/Aids;
- providing annual on-site testing facilities; and
- the provision and delivery of anti-retroviral drugs, at no cost, to affected employees.

The wellness teams and peer educators, through company-sponsored voluntary testing and counselling sessions, aim to shift the focus of employees to knowing their HIV/Aids status and to adjusting their lifestyles accordingly to cope with the effects of the disease. The educational programmes are extended to families as well as to the communities within which PG Bison operates.

Risk management: Our major risks and how we manage them

The board's policy on risk management encompasses all significant risks to the group, including financial, operational, market and general risks, that could undermine the achievement of our business objectives.

Details of the internal control and risk management systems in place to identify and manage key risks faced by the group are given in the corporate governance report on pages 60 to 63. The group's financial risks are also detailed in the corporate governance report.

The other main categories of risk that have been identified are operational, market-related and general risks, as set out below:

OPERATIONAL RISKS

At operational level, the group runs a number of risk-control initiatives, including safety management, security, fire defence and quality-control initiatives. The risks explained below have been identified by the risk advisory committee as key risks facing the business and are actively managed and reported on by all operations:

- *Competition risk*

  Furniture and household goods are subject to fashion trends and geographic consumer tastes which can change rapidly. We need to be able to respond timeously to such changes to ensure that our products remain relevant and in demand.

  As such, we collaborate closely with our strategic retail customers and retail business units that deal with the end consumer on a daily basis. We encourage our retail partners to assist and advise us on our portfolio and product range, from the development stage, and aim to secure orders for the product range prior to manufacturing or sourcing of our ranges. *Our collaboration with retail customers* allows us key insight into the drivers of consumer demand.

  The furniture and household goods market in Europe is fragmented and highly competitive and consists of a large number of manufacturers that produce products similar to Steinhoff, none of which dominate the market. Competition is generally based on product quality and after-sales support, timing of delivery, product design, product availability, brand recognition, and price and customer service.

While we believe we have a number of competitive advantages in the markets in which we operate, we recognise the necessity to maintain, if not enhance, *our competitive position in all these* markets.

Although competition in the South African motor retail sector remains strong, the offering of Unitrans Motors, which is principally aimed at the volume sector of the market, is strategically spread across several marques. Assisted by its focus on customer satisfaction and high service levels, Unitrans Motors has positioned itself to manage the impact of the recent interest rate increases and the introduction of more stringent credit legislation in the form of the National Credit Act.

The strategy of the logistics division of Unitrans in focusing on building wider and long-term partnerships with its current and future customers, has borne fruit and the division has secured and renewed several major annuity-style contracts in a highly competitive market.

Our global marketing strategies and our strong brands underpin our ability to retain and grow market share.

- **Acquisition risk**

In recent years we have grown both organically and through a number of strategic acquisitions and joint venture arrangements, which have all contributed significantly to the growth of our businesses and operations. Our ability to continue to grow our business in new markets will depend in part on our success in identifying and making appropriate acquisitions and joint venture arrangements. Our future operating results will also depend on our ongoing ability to manage and integrate the operations of the past with any future acquisitions, and to realise the expected synergies which made the acquisition viable at that time.

A formal due-diligence process and procedure is in place which sets out the approach and framework to be used when acquisitions are being investigated. This includes the continued strategic analysis of intended targets and the development of acquisition criteria, both in terms of the group's strategic direction and the potential value creation for the respective business units of the group. A dedicated mergers and acquisitions department reviews and manages the entire process relating to mergers and acquisitions and the application and implementation of business combinations. Subsequent to acquisitions, business units are identified and management is tasked with realising the synergies locked in the acquired business. Reports on the progress made in realising these synergies are reviewed at board level and post-acquisition reviews are undertaken.

- **Supply risk**

Our furniture operations depend on our ability to source reliable supplies of raw materials of appropriate quality and cost and we continuously seek to attain greater control over our supply of raw materials. The principal raw materials we purchase from third parties are leather, fabrics, timber, particle board, foam and springs. We do not have any long-term contracts to buy our raw materials from third parties, other than our timber supply arrangements in South Africa (where we own and continue to invest in timber plantations and sawmills) and in Russia (where we have secured a long-term contract for timber supply).

Our timber strategy and the risks associated with future supply are reviewed quarterly at board level. We believe we have appropriate measures in place to bridge any possible supply gap until our own plantation initiatives are in full operation. Furthermore, with the restructuring of our own textile operations, and given our sourcing expertise elsewhere, we are able to adapt our supply arrangements as economies and currencies fluctuate.

Vehicles and equipment required for our logistics operations in South Africa are subject to the normal risks of supply from the various manufacturers. These risks are mitigated by long-term forward planning, strong relationships with the suppliers and by the availability of second-hand vehicles and equipment, both internally and externally. On the motor retail side, the wide spread of well established marques handled by Unitrans Motors would help to reduce the risk should any one motor manufacturer experience supply problems.

Lastly, the group fosters a preferred-customer relationship with its suppliers through swifter payments and regular orders, evidenced by the group's cash flow. These long-term relationships provide additional security in long-term supply.

- **Risks associated with vertical integration**

Management is acutely aware of the risks such as creating bureaucracy, complacency, loss of flexibility to respond to changing market conditions and potential cost inefficiencies that could accompany the benefits associated with vertical integration. The focus accordingly remains to retain the group's flexibility in sourcing from third parties, and the International Sourcing department in Asia plays a significant role in this regard.

The board's policy on risk management encompasses all significant risks to the group, including financial, operational, market and general risks, which could undermine the achievement of our business objectives.

In addition, management places a strategic focus on team building and intergroup cooperation to derive optimum benefit from the synergies classically associated with vertical integration models.

The group's strategy to source products and raw material from its own as well as third party suppliers enables it to remain at the forefront of its market, relevant technologies and product innovation. Geographic diversification, group best practice initiatives, and a dedicated team to develop group collective advantages and communication ensure that appropriate information is provided to executives.

The vertical integration model adopted by the group has been structured to allow for the optimisation and realisation of potential benefits flowing from vertical integration and the minimisation of potential risks.

- **Health, safety and environmental risks**

  Unitrans Supply Chain Solutions has identified health, safety and environment issues as one of its major risk areas. The division's approach to minimising these risks is outlined in the foregoing sections of this report on health and safety and the environment.

MARKET AND GENERAL RISKS

- **Downturn in the global economy**

  Historically, the furniture and household goods industry has been cyclical, generally fluctuating with economic cycles and conditions. Demand is sensitive to general economic conditions, including housing activity, interest rate levels, current economic growth, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture and household goods purchased and the fact that they often represent a significant expenditure to the average consumer, these purchases may be deferred in times of economic uncertainty. This is equally applicable to the sale of new vehicles in South Africa. These general economic factors affect not only the ultimate consumer, for example with new vehicles, furniture and household goods, but also impact mass and speciality retailers, who are our primary customers in the furniture and household goods arena.

  In recent years, global economic conditions have been volatile. As a result, consumer confidence has been inconsistent. For example, the overall size of the German furniture retail market, from which we derive a significant portion of our revenue, was static for the six-year period prior to 2006, and has only recently showed signs of improving. Recessions or prolonged economic downturns in the markets in which we operate could affect our industry and thus have a material adverse effect on business, financial condition or results of operations. The South African economy has enjoyed a period of strong growth but inflationary pressures and recent interest rate increases could impact on consumer confidence and, in turn, impact on the performance of our operations.

  Steinhoff maintains a geographic and industrial diversity of businesses as a natural hedge to protect the group against an economic downturn in specific regions and industries. The geographical spread of the manufacturing, sourcing and warehousing functions allows units to quickly adjust operations to counter market difficulties. The ability of units to adapt to changing circumstances, together with an analysis of market forecasts, is reviewed and measured at regional board level, which consists of all key operational directors. The raw material, manufacturing and timber divisions are able to provide key insights in this regard. For the majority of the markets in which the group currently operates, Steinhoff does not expect a lower interest rate environment in the year ahead.

- **Regulatory environment**

  Our operations are subject to the laws and regulations of the territories in which we operate. We need to be able to react appropriately and timeously to any changes in our regulatory environment. Various forums, led by functional experts, are used throughout the group to communicate to the key management of the relevant business units, the effect and direction of anticipated legislative and regulatory changes in the countries in which we operate.

  The South African Competition Commission has commenced with an investigation into alleged prohibited practices in the foam and chemicals industries, which involves our foam division and Loungefoam. Management is co-operating in the investigation and on the date of this report the outcome of the investigation remains uncertain.

- **Concentration risk**

  The loss of any significant customer, whether through business failure or otherwise, or a substantial reduction in purchases by any customer, could have a material adverse effect on our business and results of operations if we were unable to replace this customer or, purchases.

This risk is mitigated by the wide geographical and activity spread of the group.

No single customer contributes 10% or more of the company's revenue.

- Political and economic risk

South Africa's exchange control regulations restrict the export of capital from the common monetary area (CMA). Transactions between South African residents (including companies) and non-residents of the common monetary area are subject to exchange controls enforced by the South African Reserve Bank (the SARB). In general, South African companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB. In addition, South African companies are restricted from providing financial assistance, such as loans and guarantees, to non-CMA subsidiaries without SARB approval. We currently have SARB approval to retain profits of our non-CMA subsidiaries and joint ventures outside the CMA.

The company may retain abroad all dividends received from its operations outside the CMA. Prior SARB approval is, however, required to export capital from South Africa or to raise capital abroad to fund acquisitions, capital expenditure and operations outside the CMA.

Political or economic instability in any of the regions in which we operate may have an adverse effect on our operations and profits.

Large parts of the South African population do not have access to adequate education, healthcare, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may require the group to implement certain costly procedures to be compliant and this could have an adverse impact on operations and profits. In recent years, South Africa has experienced high levels of crime and unemployment. These problems have impeded fixed inward investment into South Africa and have prompted the emigration of skilled workers. If these conditions continue, the group's South African operations may have difficulty in attracting and retaining qualified skilled employees, and in securing raw material supply.

In the southern African region, the situation in Zimbabwe, where the group has only minimal exposure, is being carefully monitored from a regional perspective.

Our operations in Poland, Hungary, the Ukraine and Asia may be adversely affected by political and economic risks related to central and eastern Europe. As countries in central and eastern Europe continue with their transition to a market economy through increased development and structural reform, rapid fluctuations in consumer prices, currencies, interest rates and GDP may continue to occur, making local economies generally weaker and more volatile than the economies of more developed countries.

INSURANCE PROGRAMME

The group reduces its overall exposure to risk by way of its risk management policies and its group insurance programme. In conjunction with the group's insurance brokers, we undertake an annual assessment of our risk exposure relative to assets and possible liabilities. Our insurance philosophy is to take advantage of self-insurance and funding arrangements where exposure can be estimated with reasonable certainty, but to cater for unpredictable losses of a catastrophic nature through insurance. Uninsured risks to assets or profitability are contained at a level which would not materially damage the group should claims arise. All risks, save for political risks, are

Steinhoff maintains a geographic and industrial diversity of businesses as a natural hedge to protect the group against an economic downturn in specific regions and industries.

considered adequately covered, either via self-insurance programmes or via the group's insurers. Regular risk management audits are conducted by the group's risk management and insurance consultants. Flowing from these audits, areas for improvement are identified and resultant action plans are implemented.

How we implement our strategy on sustainability: The Ugie plant, North East Cape

PG Bison has embarked on a R1,5 billion greenfields cluster development near Ugie in the North East Cape, to optimise the use of renewable plantations in the area. This project, which will be a first-world industrial development, is fast nearing completion and it is expected that the first board will be pressed in January 2008.

This investment and the approach adopted in developing the PG Bison North East Cape Cluster embrace all the elements that comprise Steinhoff's holistic approach to sustainable growth, from social issues to the ongoing impact on the community and the environment.

The development, which centres around a 1 000 m^3/day particle board plant and local forestry plantations, is a significant economic injection for the region, creating approximately 3 000 direct jobs with an initial salary bill of R90 million. A 35 000 m^2/day melamine-faced board press plant for additional beneficiation of particle board is being constructed and allowance has been made for further timber beneficiation processes.

At the heart of the particle board plant is a state-of-the-art Conti roll press, equipped with the latest technology. The plant will be the largest of its kind in Africa, producing *quality board suitable for both local and* export markets. A total of 1 300 tons of timber will be required daily for use in the plant and will be sourced from PG Bison's own North East Cape plantation in the area. PG Bison's strategy is to optimise the use of renewable plantations by creating various timber beneficiation clusters nearby.

The development *will* offer numerous opportunities for local entrepreneurs to provide support services such as maintenance, security, cleaning, canteens, fuel supplies, spare part supplies, waste removal and management of plantation waste. PG Bison intends to extend its training and learnership programmes to include non-employees who will be afforded the opportunity to acquire technical skills and competencies. To date, some 2 000 construction and forestry-related jobs have been created.

In addition to the direct social and economic benefits which this development is bringing to the region, infrastructure and services being put in place by government in support of the development stand to benefit the broader community. For example, the Eastern Cape Development Corporation and power utility Eskom have shared the costs of installing the 66 km, 132 KV electricity supply line from Qumbu to Ugie, which has improved the quality and reliability of supply to the Ugie/Maclear area. Municipal infrastructure upgrades include improvements to the Ugie water supply and sewerage handling systems, as well as a site-road intersection with the Ugie-Maclear road. New housing is being built for senior and skilled personnel. PG Bison has worked closely with the Eastern Cape provincial government, which has lent its full support to the project.

With the acquisition of the North East Cape Plantations, PG Bison has been fully involved in a host of social investment activities. The company is committed to adding value to the community by creating employment and to enhancing and broadening its involvement with the communities of the Elundini municipal area by building sustainable partnerships.

An approved environmental management plan forms the basis against which construction is being managed to ensure that environmental impacts during construction are kept to a minimum.

Going forward, the design of the plant has taken into account related environmental concerns including:

- Noise. Large machinery in the plant is housed in enclosed buildings and all opening doors will face away from the town.
- Dust. Ducts placed throughout the factory will collect dust, ie particulate matter smaller than 10 pu for incineration in the energy plant which produces heat for the dryer.
- Water. Waste water will be treated on site and re-used as process water. Storm water will be monitored and up- and downstream monitoring systems will be put in place on the Wildebeest River.
- Air quality. Gaseous, particulate and smoke emissions will be monitored against plant permit requirements to ensure legal compliance.
- Solid waste. Solid waste will be sent to a registered waste disposal site.

- Wildlife. Every effort will be made to ensure that wildlife in the vicinity of the plant is not disturbed.

The plantation boasts five natural heritage sites, covering some 5 690 hectares. Rare threatened and endangered species such as the Wattled Crane, the Blue Crane and the Grey Crowned Crane are actively protected through habitat protection and special projects.









The new greenfields cluster development near Ugie in North East Cape

This investment and the approach adopted in developing the PG Bison North East Cape Cluster embrace all the elements that comprise Steinhoff's holistic approach to sustainable growth, from social issues to the ongoing impact on the community and the environment.

annual financial statements and report of the independent auditors

Annual financial statements for the year ended 30 June 2007

Contents: Notes to the annual financial statements

Report of the independent auditors

To the members of Steinhoff International Holdings Limited

We have audited the accompanying group financial statements of Steinhoff International Holdings Limited, which comprise the balance sheet at 30 June 2007, the income statement, the statement of recognised income and expense and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes as set out on pages 86 to 221.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the group financial statements present fairly, in all material respects, the financial position of the group as at 30 June 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.



Deloitte & Touche
Registered Auditors
Per U Böhmer

Partner
10 September 2007

221 Waterkloof Road
Waterkloof
Pretoria
0181

directors' report

Directors' report for the year ended 30 June 2007

The directors have pleasure in presenting the group annual financial statements of Steinhoff International Holdings Limited (Steinhoff) for the year ended 30 June 2007.

Steinhoff is a holding company investing predominantly in the household goods and related industries. Steinhoff is a globally integrated lifestyle supplier that manufactures, warehouses, retails and distributes household goods, retails motor vehicles and also provides financial and management services to the group companies.

The results for the year under review are fully set out in the attached annual financial statements.

The directors have resolved to declare a capital distribution from share premium of 50 cents per share (2006: 37,5 cents per share), payable on 19 November 2007 to those shareholders recorded in the books of the company at the close of business on 9 November 2007.

		Issued share capital	Effective shareholding (%)
Steinhoff International Holdings Limited's subsidiary is:			
Steinhoff Investment Holdings Limited	Ordinary shares	R75 000	100
	Preference shares	R15 000	31
Steinhoff Investment Holdings Limited's subsidiaries are:			
Steinhoff Africa (Proprietary) Limited		R35 700	100
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)		€35 790	100

The attributable interest of the company in the aggregated net income after taxation of all its direct and indirect subsidiaries for the year ended 30 June 2007 is:

	2007	2006
	R'000	R'000
Aggregate amount of profit after taxation	**4 037 979**	2 462 702
Aggregate amount of loss after taxation	**(1 068 358)**	(513 537)
	2 969 621	1 949 165

During the year, the group invested R3 125 million (2006: R988 million) in property, plant and equipment. This capital expenditure was funded by internally generated cash and bank facilities.

Further information relating to the investment in property, plant and equipment of the group is presented in note 12 to the annual financial statements.

MAJOR TRANSACTIONS

Homestyle Group Plc minority take-out

In December 2006 Steinhoff and Steinhoff Europe AG (Steinhoff Europe) entered into an agreement with the independent board of Homestyle Group Plc (Homestyle) (at the time listed on the London Stock Exchange) in terms of which a scheme of arrangement was proposed by Homestyle to the outstanding shareholders of Homestyle (other than Steinhoff Europe). These shareholders were offered a cash election of 100 pence (GBP) per Homestyle share or a share election in terms of which the Homestyle shareholder would receive not less than 0,736 new Steinhoff shares issued at R22,50 per share and not more than one Steinhoff share for each Homestyle share held.

The scheme was approved by the Court and at the extraordinary general meeting of shareholders on 19 January 2007. The High Court of Justice, Chancery Division sanctioned the scheme on 15 February 2007 and the scheme was implemented on 19 February 2007. In terms of the agreed formula, the exchange ratio was determined on 19 February 2007 as 0,749 Steinhoff shares for each Homestyle share and Steinhoff issued 73 707 918 new Steinhoff shares at R22,50 to various Homestyle shareholders. Since the shareholders approved the transaction on 19 January 2007, the acquisition was implemented effective 1 January 2007.

Shareholders are referred to the circular issued by Homestyle dated 22 December 2006 for more detail on the transaction.

BCM Group acquisition

In December 2006 Steinhoff Africa (Proprietary) Limited (Steinhoff Africa) entered into agreements acquiring shares in and claims on loan accounts held against BCM Holdings (Proprietary) Limited (which includes its subsidiary companies Bedding Component Manufacturers (Proprietary) Limited, Premier Spring Industrial Manufacturers (Proprietary) Limited, 50% of Buffalo Pocket Spring Company (Proprietary) Limited and International Wire Converters (Proprietary) Limited) as well as Buffalo Freight Systems (Proprietary) Limited and BCM Property Holdings (Proprietary) Limited (which includes BCM Properties (Proprietary) Limited).

These investments were acquired from Geros Beteiligungsverwaltung GmbH, a company controlled by C Daun and various other vendors. The total value placed on the acquired businesses amounted to R210,8 million and, after deducting Steinhoff Africa's existing interest of R59,3 million in the businesses, the purchase consideration was settled by the issue of 5 139 902 Steinhoff shares accounted for at a price per share of R24,21 (closing rate on the effective date), the latter to be placed with investors, as well as R27,1 million paid in cash. The Competition Commission approved the transaction and recommended unconditional approval by the Tribunal on 29 June 2007. The transaction was accounted for effective 30 June 2007.

Unitrans minority take-out

During the year Steinhoff acquired the entire business of Unitrans Limited (Unitrans) as a going concern, in terms of section 228 of the Companies Act, 1973, as amended, through its wholly owned subsidiary Unitrans Holdings (Proprietary) Limited (Unitrans Holdings).

Before the transaction Steinhoff owned 60,76% of Unitrans. In terms of the transaction, Unitrans minority shareholders received two Steinhoff shares for every Unitrans share held, resulting in Steinhoff issuing a total of 69 426 484 shares in acquiring the remaining interest in Unitrans.

During the 2005 financial year, Unitrans entered into a black economic empowerment (BEE) transaction with Fundiswa Investments (Proprietary) Limited (Fundiswa) in terms of which Steinhoff assisted Fundiswa to obtain its investment in Unitrans. Steinhoff retained the majority of the risks and rewards pertaining to the 11,6 million Unitrans shares held by Fundiswa, resulting in the effective consolidation of Fundiswa in terms of SIC 12 – *Consolidation of Special-Purpose Entities* (SIC 12). As part of the minority take-out, the Unitrans shares held by Fundiswa were exchanged for 23,2 million Steinhoff shares and these shares are treated as treasury shares on consolidation.

The transaction presents to the Unitrans Group the possibility of off shore expansion, utilising the current off shore presence, experience and financing capabilities of Steinhoff. Other benefits include the optimisation of logistics synergies in terms of intra-group opportunities, critical mass in respect of complementary property portfolios, complementary management skills and business acumen and elimination of duplicated structures and

Directors' report for the year ended 30 June 2007 (continued)

the sharing of infrastructure. In addition, Unitrans' vehicle interests fit in with Steinhoff's strategy and complement the existing retail interests. Since shareholders approved the transaction on 13 April 2007 the company accounted for the transaction effective 1 April 2007.

Shareholders are referred to the circular to Unitrans shareholders dated 22 March 2007 for more detail on the transaction.

Southern African furniture manufacturing interest sold to Bravo Group

Steinhoff sold its Southern African furniture manufacturing and import interests to a private equity consortium led by Absa Capital, a division of Absa Bank Limited and Bravo Group management. The consortium will also include BEE partners. The business has been renamed to Bravo Group.

The purchase consideration for Bravo Group amounted to R1,375 billion. Steinhoff assisted Bravo Group management by funding its participation in the buy-out of R172,5 million by way of the issue by Bravo Group Management Company (Proprietary) Limited of a preference share. The transaction paves the way for the continuation and acceleration of Steinhoff's strategy to expand its retail interests in South Africa.

The Bravo Group comprises the following trading operations: Alpine Lounge, Gommagomma Isithebe, Gommagomma Outsource, Gommagomma Zimbabwe, Grafton Everest, Milano Décor, Bedding, Imports for Africa, Imports, Living, International Furniture Clearance Centre, High Point, Victoria Lewis, Pat Cornick and the interest in the following subsidiary companies: Bravo Group Logistics (Proprietary) Limited (previously Roadway Logistics Retail (Proprietary) Limited), Top Transport (Proprietary) Limited, Woodstuff (Proprietary) Limited and Bravo Group Manufacturing (Proprietary) Limited (previously Steinhoff Furniture (Proprietary) Limited).

The Competition Commission approved the transaction on 29 June 2007 and recommended the unconditional approval by the Competition Tribunal. The group accounted for these transactions effective 30 June 2007.

South African property portfolio

During June 2007, various subsidiaries entered into agreements with companies controlled by Sanlam Capital Markets Limited in respect of properties previously leased by Steinhoff Africa Group and Unitrans Motors respectively under long-term lease agreements with Sanlam Capital Markets Limited. The acquisition comprises 51 properties and the total consideration paid was R1 236,9 million. These transactions were accounted for effective 30 June 2007.

CONSOLIDATION OF BLACK ECONOMIC EMPOWERMENT TRANSACTIONS

During the 2005 financial year, prior to Unitrans Holdings acquiring the entire business of Unitrans, Unitrans entered into a BEE transaction with Fundiswa whereby Fundiswa subscribed for 11,6 million Unitrans shares for R292 million. The deal was funded through A preference shares on which Fundiswa pays and accrues dividends at 67% of the prime interest rate. Fundiswa also has an obligation to Steinhoff Investment Holdings Limited, as a B preference shareholder, at 6% of the A preference share capital and dividends outstanding. In addition, Fundiswa and Steinhoff Africa entered into an equity sharing arrangement whereby the parties agree to share the surplus equity interest resulting from the potential disposal of the shares based on a formula dependent on the timing of the potential disposal.

Steinhoff retained the majority of the risks and rewards pertaining to the 11,6 million Unitrans shares held by Fundiswa, resulting in the effective consolidation of Fundiswa in terms of SIC 12. As part of the take-out of Unitrans minority shareholders during the current financial year, the Unitrans shares held by Fundiswa were exchanged for 23,2 million Steinhoff shares and these shares are treated as treasury shares on consolidation.

In the prior year, Steinhoff also assisted Micawber 455 (Proprietary) Limited (Micawber), an accredited BEE company, to purchase ordinary shares in KAP International Holdings Limited, an associate of Steinhoff. Micawber acquired 26 million shares for a consideration of R84,6 million. The funding was structured in the same manner as the Fundiswa transaction (described above) also resulting in the effective consolidation of Micawber.

SHARE CAPITAL

The company's authorised share capital of R11 000 000, divided into 2 000 000 000 ordinary shares of 0,5 cents each and 1 000 000 000 non-cumulative, non-redeemable, non-participating, variable rate preference shares of 0,1 cent each remained unchanged during the year.

	Date	Number of shares	R'000
The following ordinary shares were issued during the year:	19 February 2007	78 689 749	1 770 118
	7 May 2007	60 894 956	1 421 897
	28 May 2007	8 531 528	199 211

At year-end, subsidiaries of the group held 37 897 095 (2006: 4 791 964) shares which have been netted off against issued ordinary share capital as treasury shares. In addition, the company has reserved for the allocation and issue on conversion 54 744 526 (2006: 54 744 526) ordinary shares under its obligations for the holders of convertible bonds issued on 30 June 2006.

CONTRACTS

No contracts, other than those disclosed in note 41, in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries or which could have resulted in a conflict of interest were entered into during the year.

POST-BALANCE SHEET EVENTS

The directors are not aware of any significant post-balance sheet events that will have a material effect on the group's results or financial position as presented in these financial statements except as noted below.

On 1 August 2007, the South African Competition Tribunal approved both the acquisition of BCM Group referred to above as well as the disposal by Steinhoff Africa of its furniture manufacturing and import interests. The group accounted for these transactions effective 30 June 2007.

DIRECTORATE

The executive directors in office during the financial year and date of this report, were:

Bruno Ewald Steinhoff (German) – Executive chairman
Markus Johannes Jooste – Chief executive officer
Karel Johan Grové
Fredrik Johannes Nel – Financial director
Ian Michael Topping (British)
Daniël Maree van der Merwe
Johannes Henoch Neethling van der Merwe – Chief financial officer

The non-executive directors in office during the financial year and date of this report, were:

Dirk Emil Ackerman*
Claas Edmund Daun (German)*
Dr Deenadayalen Konar*
Johannes Fredericus Mouton*
Dr Franklin Abraham Sonn*
Norbert Walter Steinhoff (German) (Resigned: 7 March 2007)

**Independent non-executive directors*

directors' report, approval of the annual financial statements and secretary certification

Directors' report for the year ended 30 June 2007 (continued)

The alternate directors in office during the financial year and date of this report, were:

Johannes Nicolaas Stephanus du Plessis	Stephanus Johannes Grobler
Hendrik Johan Karel Ferreira	Angela Krüger-Steinhoff (German)* (Appointed: 7 March 2007)

Non-executive director

DIRECTORS' SHAREHOLDING

At 30 June 2007, the present directors of the company held direct and indirect interests in 204 229 092 (2006: 178 931 245) or 15,8% (2006: 15,6%) of the company's issued ordinary shares.

There have been no changes to directors' shareholding between year-end and the date of this report. Details of individual holdings are disclosed on pages 218 and 219.

CORPORATE GOVERNANCE

The group complies with the listing requirements of the JSE Limited (JSE) and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

SHARE INCENTIVE SCHEMES

The directors are authorised to issue, allot or grant rights to a maximum of 10% (2006: 10%) of the issued share capital of the company from time to time in terms of the employee share incentive schemes. It is noted that the market related performance hurdles in respect of the share incentive scheme granted in December 2003 were met and will mature in three annual tranches effective from 1 December 2006. Details of participation by directors in the share incentive schemes are set out in note 43 of the annual financial statements.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

Business address	**Postal address**
28 Sixth Street	PO Box 1955
Wynberg	Bramley
2090	2018

Approval of the annual financial statements

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the group. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance on the reliability of the financial statements, to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied except where stated otherwise. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

The directors reasonably believe that the group has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going-concern basis.

The annual financial statements for the year ended 30 June 2007, which appear on pages 86 to 221, were approved by the board and signed on its behalf on 10 September 2007.



Bruno Ewald Steinhoff
Executive chairman



Markus Johannes Jooste
Chief executive officer

Secretary certification

I certify, in accordance with section 268 G(d) of the South African Companies Act, 1973, as amended (the Act), that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.



Stephanus Johannes Grobler
Company secretary

income statement and balance sheet

Income statement for the year ended 30 June 2007

	Notes	2007	2006*
		R'000	R'000
Revenue	1	34 228 573	30 158 994
Cost of sales		(23 557 079)	(20 648 802)
Gross profit		10 671 494	9 510 192
Other operating income		974 391	665 657
Distribution costs		(2 016 206)	(1 730 018)
Other operating expenses		(6 652 027)	(5 940 910)
Operating profit	3	2 977 652	2 504 921
Finance costs	4	(1 032 683)	(668 885)
Income from investments	5	603 065	393 989
Share of profit of associate companies	15	67 159	61 083
Profit before taxation		2 615 193	2 291 108
Taxation	6	(325 208)	(382 635)
Profit for the year from continuing operations		2 289 985	1 908 473
Profit for the year from discontinued operations	7	142 552	104 833
Profit on disposal of discontinued operations	7	541 903	—
Profit for the year		2 974 440	2 013 306
Attributable to:			
Equity holders of the parent		2 969 621	1 949 165
Minority interest		4 819	64 141
Profit for the year		2 974 440	2 013 306
Earnings per share from continuing and discontinued operations:			
Basic earnings per share (cents)	8	241,9	165,6
Diluted earnings per share (cents)	8	233,0	163,9
Earnings per share from continuing operations:			
Basic earnings per share (cents)	8	184,3	156,3
Diluted earnings per share (cents)	8	177,1	154,8

**Prior year figures have been restated to reflect the effect of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, discontinued operations and reclassifications.*

Balance sheet as at 30 June 2007

	Notes	2007	2006*
		R'000	R'000
ASSETS			
Non-current assets			
Goodwill	10	4 659 334	2 473 766
Intangible assets	11	5 587 709	5 418 744
Property, plant and equipment	12	7 459 510	5 213 484
Vehicle rental fleet	13	28 054	34 532
Consumable biological assets	14	511 306	404 393
Interest in associate companies	15	866 282	773 080
Interest in joint venture companies	16	1 676	—
Investments and loans	17	2 349 245	2 542 077
Deferred taxation assets	18	706 212	556 454
		22 169 328	17 416 530
Current assets			
Derivative financial assets	19	17 229	48 187
Vehicle rental fleet	13	231 691	142 024
Inventories	20	3 451 445	3 168 324
Trade and other receivables	21	5 935 008	5 710 973
Short-term loans receivable	22	292 066	160 124
Taxation receivable		61 487	31 436
Value added taxation receivable		269 856	202 633
Funds on call and deposit	40	1 399 354	390 005
Bank balances and cash	40	3 665 633	4 667 423
		15 323 769	14 521 129
Assets classified as held for sale	23	41 361	13 878
		15 365 130	14 535 007
Total assets		37 534 458	31 951 537

**Prior year figures have been restated to reflect the effect of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, discontinued operations and reclassifications.*

balance sheet and statement of recognised income and expense

Balance sheet as at 30 June 2007 (continued)

	Notes	2007	2006*
		R'000	R'000
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and premium	24	5 004 230	3 013 325
Reserves	25	11 228 718	8 002 958
Preference share capital and premium	26	1 042 474	1 022 122
Total equity attributable to equity holders of the parent		17 275 422	12 038 405
Minority interest	25	82 121	728 821
Total equity		17 357 543	12 767 226
Non-current liabilities			
Interest-bearing loans and borrowings	28	7 286 957	8 374 557
Equalisation of operating lease payments	29	97 133	188 048
Employee benefits	30	282 755	204 341
Deferred taxation liabilities	18	991 324	1 117 712
Deferred government grants		5 057	—
Provisions	32	7 811	13 026
		8 671 037	9 897 684
Current liabilities			
Trade and other payables	31	5 713 583	5 639 333
Equalisation of operating lease payments	29	9 174	1 445
Employee benefits	30	351 688	303 001
Provisions	32	420 340	323 033
Derivative financial liabilities	19	204 844	107 759
Interest-bearing loans and borrowings	28	3 328 054	2 343 415
Taxation payable		457 833	151 397
Value-added taxation payable		267 300	261 719
Bank overdrafts		753 062	155 525
		11 505 878	9 286 627
Total equity and liabilities		37 534 458	31 951 537
Net asset value per ordinary share (cents)	8	1 292	965

**Prior year figures have been restated to reflect the effect of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, discontinued operations and reclassifications.*

Statement of recognised income and expense for the year ended 30 June 2007

	2007	2006*
	R'000	R'000
Actuarial gains recognised in equity	37 709	42 155
Exchange differences on consolidation of foreign subsidiaries	248 662	651 784
Cash flow hedges recognised in equity	(50 357)	37 927
Net income recognised directly in equity	236 014	731 866
Profit for the year	2 974 440	2 013 306
Total recognised income and expense for the year	3 210 454	2 745 172
Attributable to:		
Equity holders of the parent	3 205 635	2 671 316
Minority interest	4 819	73 856
	3 210 454	2 745 172

**Prior year figures have been restated to reflect the effect of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, discontinued operations and reclassifications.*

cash flow statement

Cash flow statement for the year ended 30 June 2007

	Notes	2007	2006*
		R'000	R'000
CASH FLOW FROM OPERATING ACTIVITIES			
Cash generated from operations	35	3 453 848	3 485 722
Dividends received		51 537	26 785
Interest received		578 856	376 607
Interest paid		(1 032 683)	(668 885)
Dividends paid		(86 603)	(44 765)
Taxation paid	36	(377 878)	(339 600)
Net cash inflow from operating activities		2 587 077	2 835 864
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment		(3 124 839)	(986 779)
Proceeds from sale of property, plant and equipment		285 659	227 267
Additions to vehicle rental fleet		(267 170)	(211 645)
Proceeds from sale of vehicle rental fleet		167 904	36 797
Additions to intangible assets		(24 368)	(2 550 622)
Cash flow on minority take-out and acquisition of minority interest in subsidiary companies		(129 061)	(170 636)
Proceeds from disposal of intangible assets		3 199	–
Acquisition of subsidiary companies, net of cash acquired	37	(150 024)	(870 932)
Disposal of subsidiaries and businesses, net of cash disposed of	38	1 168 723	1 089
Decrease in investments and loans		304 952	165 670
Increase in short-term loans receivable		(123 145)	(916 233)
Net increase in interest in joint venture companies		(1 676)	(10 797)
Net increase in interest in associate companies		(53 828)	(686 049)
Net cash outflow from investing activities		(1 943 674)	(5 972 870)

**Prior year figures have been restated to reflect the effect of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, discontinued operations and reclassifications.*

	Notes	2007	2006*
		R'000	R'000
CASH FLOWS FROM FINANCING ACTIVITIES			
(Costs)/Proceeds on issue of ordinary share capital	39	(591)	162 696
Proceeds on issue of preference share capital	39	—	378 245
Capital distribution paid		(428 089)	(367 068)
Increase/(Decrease) in bank overdrafts		604 958	(579 464)
(Decrease)/Increase in long-term interest-bearing loans and borrowings		(1 761 642)	2 279 313
Increase in short-term interest-bearing loans and borrowings		935 512	1 163 177
Net cash (outflow)/inflow from financing activities		(649 852)	3 036 899
NET DECREASE IN CASH AND CASH EQUIVALENTS		(6 449)	(100 107)
Cash and cash equivalents at beginning of year		5 057 428	4 804 625
Effects of exchange rate translations on cash and cash equivalents		14 008	352 910
CASH AND CASH EQUIVALENTS AT END OF YEAR	40	5 064 987	5 057 428

**Prior year figures have been restated to reflect the effect of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, discontinued operations and reclassifications.*

segment reporting

Segment reporting for the year ended 30 June 2007

	2007	2006
	R'000	R'000
Revenue		
Retail activities		
– Household goods and building supplies	9 175 267	7 974 197
– Vehicles	11 699 666	10 324 243
Manufacturing and sourcing of household goods and related raw materials	13 786 631	10 534 697
Logistical services	3 784 845	3 352 406
Corporate services		
– Brand management	275 472	—
– Investment participation	176 074	141 276
– Central treasury and other activities	369 510	433 032
	39 267 465	32 759 851
Intersegment eliminations	(5 038 892)	(2 600 857)
	34 228 573	30 158 994
Operating profit before capital items		
Retail activities		
– Household goods and building supplies	255 128	157 359
– Vehicles	464 108	326 905
Manufacturing and sourcing of household goods and related raw materials	1 682 973	1 239 760
Logistical services	313 845	278 856
Corporate services		
– Brand management	275 412	—
– Investment participation	176 035	141 284
– Central treasury and other activities	374 000	401 601
	3 541 501	2 545 765
Intersegment eliminations	(329 349)	47 297
	3 212 152	2 593 062
Reconciliation between operating profit before capital items per segment analysis and operating profit per income statement		
Operating profit per income statement	2 977 652	2 504 921
Capital items from continuing operations (note 2)	234 500	88 141
Operating profit before capital items per segment report	3 212 152	2 593 062

	2007	2006
	R'000	R'000
Total assets		
Retail activities		
– Household goods and building supplies	7 665 963	5 239 411
– Vehicles	2 519 547	1 745 039
Manufacturing and sourcing of household goods and related raw materials	11 534 491	10 199 064
Logistical services	3 705 085	2 864 174
Corporate services		
– Brand management	2 623 039	2 486 475
– Investment participation	2 354 667	2 315 713
– Central treasury and other activities	966 975	910 960
	31 369 767	25 760 836
Reconciliation between total assets per segment analysis and total assets per balance sheet		
Total assets per balance sheet	37 534 458	31 951 537
Less: Cash and cash equivalents	(5 064 987)	(5 057 428)
Less: Investments in associate companies	(866 282)	(773 080)
Less: Investments in preference shares	(177 500)	(180 000)
Less: Interest-bearing loans receivable	(55 922)	(180 193)
Total assets per segmental report	31 369 767	25 760 836
Geographical analysis		
Revenue		
United Kingdom	7 652 119	7 031 875
European Union	6 610 368	5 233 681
Pacific Rim	2 662 821	2 260 139
Southern Africa	17 303 265	15 633 299
	34 228 573	30 158 994
Non-current assets		
United Kingdom	5 991 828	3 969 624
European Union	6 422 771	6 483 120
Pacific Rim	1 173 434	1 004 443
Southern Africa	8 581 295	5 959 343
	22 169 328	17 416 530

Segment reporting for the year ended 30 June 2007 (continued)

BASIS OF SEGMENT PRESENTATION

The segment information has been prepared in accordance with IFRS 8 – *Operating Segments* (IFRS 8) which defines requirements for the disclosure of financial information of an entity's operating segments. IFRS 8 replaces IAS 14 – *Segment Reporting*. The standard requires segmentation based on the group's internal organisation and reporting of revenue and operating income based upon internal accounting methods. IFRS 8 was approved by the IASB in November 2006 and is effective for reporting periods beginning on or after 1 January 2009. Early adoption is permitted.

IDENTIFICATION OF SEGMENTS

The group discloses its operating segments according to the entity components regularly reviewed by the chief operating decision makers. The components comprise various operating segments located globally. The revenue and non-current assets are further disclosed within the geographical areas in which the group operates. Segment information is prepared in conformity with the measure that is reported to the chief operating decision makers. These values have been reconciled to the consolidated financial statements. The measure reported by the group is in accordance with the accounting policies adopted for preparing and presenting the consolidated financial statements.

Segment revenue excludes value-added taxation and includes intersegment revenue. Net revenue represents segment revenue from which intersegment revenue has been eliminated. Sales between segments are made on a commercial basis. Segment operating profit before capital items represents segment revenue less segment operating expenses, excluding capital items included in note 2. Segment expenses include direct and operating expenses. Depreciation and amortisation have been allocated to the segments to which they relate.

The segment assets comprise all assets of the different segments that are employed by the segment and that either are directly attributable to the segment, or can be allocated to the segment on a reasonable basis.

OPERATIONAL SEGMENTS

Retail activities: Household goods and building supplies

Revenue in this segment is derived through retailing furniture, beds, related homewares, building supplies and household products in Europe, Australia and South Africa. This segment incorporates all the retail operations of Steinhoff Asia Pacific in Australia, Homestyle and Cargo homeshop in the United Kingdom, Quattro Mobili in Hungary and the do-it-yourself (DIY) and builders products retail operations of Timbercity and Pennypinchers in South Africa.

Retail activities: Vehicles

The principal activity within this segment is the motor retail organisation of Unitrans, with representation across 73 dealerships nationwide. Its activities span new and pre-owned vehicle sales, parts and accessories sales, financial services, and aftersales services.

Manufacturing and sourcing of household goods and related raw materials

This segment hosts Steinhoff's global manufacturing and sourcing interests. Revenue in South Africa comes from the timber businesses of PG Bison, and supplying raw materials and the raw material divisions' related household goods and automotive components. In Europe, revenue is generated from manufactured and imported household goods and related homeware in Germany, via Steinhoff Germany. European revenue also includes Habufa's importing operations in The Netherlands, the low-cost manufacturing operations in Hungary, Poland and the Ukraine, and United Kingdom manufacturers such as Relyon, Pritex and Steinhoff Upholstery, while in the Pacific Rim revenue is derived from the manufacturing operations in Australia and sourcing from the east.

Logistical services

Revenue in this segment includes, in Africa, Unitrans Freight (specialised distribution and warehousing services to the mining, manufacturing, industrial and allied sectors of the economy, together with the delivery of express delivery services), Unitrans Fuel and Chemical (specialised transportation and fuel logistics services to the petrochemical and gas industries), Unitrans Sugar and Agriculture (transport and related logistics services to the sugar and agricultural industry including forestry) and Unitrans Supply Chain (provision of supply chain re-engineering and warehousing management services). This segment further includes revenue generated by Unitrans UK and the specialised distribution and warehousing services delivered to the group and external parties through our distribution and warehouse companies situated in Europe, the United Kingdom and the Pacific Rim.

Corporate services

Steinhoff's various global corporate offices add value by providing strategic direction and services to the decentralised operations globally, adding value through identifying and implementing our various strategies across the globe.

Brand management

Within the brand management segment, revenue is principally derived where operating entities are levied royalties for the use and development of our own brands, trade names and trademarks.

Investment participation

In implementing our strategic direction, the group invests in strategic retail and supply partners either through equity investments and/or through loans on an arm's length basis. Revenue derived from these investments and loans (excluding interest thereon) are consolidated within the investment participation segment.

Treasury and other activities

Other activities that includes the managing of all group treasury-related income in various currencies, volume rebates, trade commissions, discounts and similar activities.

GEOGRAPHICAL SEGMENTS

The group's operations are principally located in southern Africa, the United Kingdom, the European Union and the Pacific Rim.

MAJOR CUSTOMERS

No single customer contributes 10% or more of the company's revenue.

summary of accounting policies

Summary of accounting policies for the year ended 30 June 2007

Steinhoff International Holdings Limited (Steinhoff) is a South African registered company. The consolidated annual financial statements of Steinhoff for the year ended 30 June 2007 comprise Steinhoff and its subsidiaries (together referred to as the Steinhoff Group) and the group's interest in associate companies and joint venture companies.

STATEMENT OF COMPLIANCE

The consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), the International Financial Reporting Interpretations Committee (IFRIC) of the IASB and the requirements of the South African Companies Act, 1973, as amended.

Adoption of new and revised standards

In the current year, the group has adopted all of the new and revised standards and interpretations issued by the IASB and the IFRIC of the IASB that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2006. The adoption of these new and revised standards and interpretations has resulted in changes to the group's accounting policies that have affected the amounts reported for the current or prior years. (Also refer note 42.)

The group early adopted the following standards and interpretations during the year:

- IFRS 8 – *Operating Segments*. (Refer segment report.)
- IFRIC 10 – *Interim Financial Reporting and Impairment*.
- IFRIC 11 – *IFRS 2 – Group and Treasury Share Transactions*.

BASIS OF PREPARATION

The annual financial statements are prepared in thousands of South African rands (R'000) on the historical cost basis, except for certain assets and liabilities which are carried at amortised cost, and derivative financial instruments and biological assets which are stated at their fair value.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that may affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next financial year are discussed in note 34.

The accounting policies set out below have been applied consistently to the periods presented in these consolidated annual financial statements, except where stated otherwise.

The accounting policies have been applied consistently by all group entities.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the group (including special-purpose entities). Control exists when the group has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If the group's interest in the fair values of the identifiable net assets acquired exceeds the cost of acquisition (negative goodwill), the excess is recognised in profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

Minority interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination.

Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interest of the parent, unless the minority has a binding obligation to fund the losses and is able to make an additional investment to cover their losses.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All material intergroup transactions, balances, income and expenses and unrealised gains and losses between group companies are eliminated on consolidation.

Associate companies

An associate company is an entity over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the entity, but which it does not control or jointly control.

The results of associate companies are incorporated in the consolidated financial statements using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 – *Non-current Assets Held for Sale and Discontinued Operations* (IFRS 5). When the group's share of losses exceeds its interest in the associate company, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate company.

summary of accounting policies

Summary of accounting policies for the year ended 30 June 2007 (continued)

Where a group entity transacts with an associate company, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate company, except where unrealised losses provide evidence of an impairment of the asset transferred.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, liabilities and contingent liabilities, fairly valued, is recognised and treated according to the group's accounting policy for goodwill and is included in the carrying value of the investment in associate companies.

Joint venture companies

A joint venture company is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint venture companies are accounted for by the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses and cash flows of the joint venture company is combined on a line-by-line basis with similar items in the group's consolidated financial statements, from the date that joint control commences until the date joint control ceases, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. A proportionate share of intergroup items is eliminated and unrealised profits and losses are eliminated to the extent of the group's interest in the relevant joint venture company, except where unrealised losses provide evidence of an impairment of the asset transferred.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, liabilities and contingent liabilities, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

Deferred contingent purchase consideration

Where a structured business combination contains a puttable instrument on the interest of apparent minority shareholders, a financial liability for the present value of the best estimate thereof is recognised upon initial accounting for the business combination.

The liability arising is regarded as a deferred contingent purchase consideration and the unwinding of the present value of the liability is presented as an interest expense. Any other change in the liability is recognised through goodwill as an adjustment to the cost of the business combination, including the impact of changes in interest rates on liabilities measured at fair value.

If the puttable arrangement is not exercised and settled, the derecognition of the financial liability is treated as a disposal of the anticipated interest in the subsidiary in accordance with the group's accounting policy for common control transactions.

Common control transactions – premiums and discounts arising on subsequent purchases from, or sales to, minority interest in subsidiaries

Previously, any increases and decreases in ownership interest in subsidiaries without a change in control were recognised as equity transactions in the consolidated financial statements. Accordingly, any premiums or discounts on subsequent purchases of equity instruments from, or sales of equity instruments to, minority interest were recognised directly in the equity of the parent shareholder. During the year, the group changed its policy with regard to purchases from, or sales to, minority interests in subsidiaries. These premiums or discounts are now treated in line with the group's goodwill policy as set out in these accounting policies.

Black economic empowerment (BEE) transactions

BEE transactions involving the disposal or issue of equity interests in subsidiaries are only recognised when the accounting recognition criteria have been met.

Although economic and legal ownership of such instruments may have transferred to the BEE partner the derecognition of such equity interest sold or recognition of equity instruments issued in the underlying subsidiary by the parent shareholder is postponed until the accounting recognition criteria have been satisfied.

A dilution in the earnings attributable to the parent shareholders (in the interim period) is adjusted for in the diluted earnings per share calculation by an appropriate adjustment to the earnings used in such calculation.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill arising on the acquisition of a subsidiary, associate company or joint venture company represents the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or joint venture company recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units and is tested annually for impairment or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In respect of associate companies, the carrying amount of goodwill is included in the carrying amount of the investment in the associate company.

On disposal of a subsidiary, associate company or joint venture company, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill arising on acquisition is recognised directly as a capital item in the income statement.

Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process can be identified, the products and processes are technically and

Summary of accounting policies for the year ended 30 June 2007 (continued)

commercially feasible, it is probable that the asset created will generate future economic benefits, the cost can be measured reliably and the group intends to and has sufficient resources to complete development.

The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Other intangible assets

Other intangible assets that are acquired by the group are stated at cost less accumulated amortisation and impairment losses. If an intangible asset is acquired in a business combination, the cost of that intangible asset is measured at its fair value at the acquisition date.

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation of intangible assets is recognised in the income statement on a straight-line basis over the assets' estimated useful lives, unless such lives are indefinite. An intangible asset is regarded as having an indefinite useful life when, based on analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are not amortised but are tested for impairment annually and whenever there is an indication that the asset may be impaired. Other intangible assets are amortised from the date they are available for use.

The amortisation methods, estimated useful lives and residual values are reassessed annually, with the effect of any changes in estimate being accounted for on a prospective basis.

Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost to the group, less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the costs of materials, direct labour, the initial estimate, where relevant, of the cost of dismantling and removing the items and restoring the site on which they are located, borrowing costs capitalised and an appropriate proportion of production overheads.

Where components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

Leased assets

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease.

The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease payments are allocated using the effective interest rate method to determine the lease finance costs, which is charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor.

Subsequent costs

The group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when the cost is incurred, if it is probable that additional future economic benefits embodied within the item will flow to the group and the cost of such item can be measured reliably. Costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement as an expense when incurred.

Depreciation

Depreciation is recognised in the income statement on a straight-line basis at rates that will reduce the book values to estimated residual values over the estimated useful lives of the assets.

Land is not depreciated. Leasehold improvements on premises occupied under operating leases are written off over their expected useful lives or, where shorter, the term of the lease.

The depreciation methods, estimated useful lives and residual values are reassessed annually.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets, or where shorter, the term of the relevant lease.

Consumable biological assets

The group's timber plantations are classified as consumable biological assets. These assets are measured on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs. Point-of-sale costs include all costs that would be necessary to sell the assets, excluding costs necessary to get the assets to the market. Gains and losses arising from changes in the fair value of the plantations less estimated point-of-sale costs are recorded in the income statement.

Impairment of assets

The carrying amounts of the group's assets, other than consumable biological assets and inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Summary of accounting policies for the year ended 30 June 2007 (continued)

If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually and when there is an indication of impairment.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement as capital items.

Financial assets are considered to be impaired if objective evidence indicates one or more events have had a negative effect on the estimated future cash flows of that asset. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

Calculation of recoverable amount

The recoverable amount of the group's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (ie the effective interest rate computed at initial recognition of these financial assets).

The recoverable amount of non-financial assets is the greater of an asset's fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment losses

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss but recognised directly in equity. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in previous years.

Operating leases

Payments and receipts under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received or granted are recognised in the income statement as an integral part of the total lease expense or revenue.

Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling and distribution expenses.

The cost of harvested timber is its fair value less estimated point-of-sale costs at the date of harvest, determined in accordance with the accounting policy for consumable biological assets. Any change in fair value at the date of harvest is recognised in the income statement. The cost of other inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity.

Where necessary, the carrying amounts of inventory is adjusted for obsolete, slow-moving and defective inventories.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and bank and short-term, highly liquid investments, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are only included where the group has a legal right of set-off due to cash management.

Share capital

Preference shares

Preference shares are classified as equity if they are non-redeemable and any dividends are discretionary, or are redeemable but only at the group's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

In order to calculate earnings attributable to ordinary shareholders, the amount of preference dividends (taking into account secondary taxation on companies (STC)) for cumulative preference shares required for that period, whether or not declared, is deducted from profit attributable to equity holders in determining earnings per ordinary share. The amount of preference dividends for the period used to calculate earnings per ordinary share does not include the amount of any preference dividends for cumulative preference shares paid or declared during the current period in respect of previous periods.

summary of accounting policies

Summary of accounting policies for the year ended 30 June 2007 (continued)

Increasing-rate preference shares provide for an above-market dividend in later periods to compensate investors for purchasing preference shares at a premium. Any original issue premium on increasing-rate preference shares is amortised to retained earnings using the effective interest rate method and treated as a preference dividend for the purposes of calculating earnings per ordinary share.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends thereon are recognised in accordance with the dividend policy below.

Treasury shares

When shares recognised as equity are purchased by group companies in their holding company and by the employee share trusts, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity.

Repurchase of issued shares

Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

Dividends

Dividends on redeemable preference shares are recognised as a liability and recognised as an interest expense using the effective interest rate method. Other dividends are recognised as a liability in the period in which they are declared.

Dividends received on treasury shares are eliminated on consolidation.

Share-based payment transactions

Equity settled

The fair value of the deferred delivery shares and the share rights granted to employees is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and is expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to the equity instruments. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of deferred delivery shares and the share rights that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005.



Cash settled

The fair value of the amount payable to employees in respect of share appreciation rights is recognised as an expense with a corresponding increase in liabilities. The fair value is initially measured at grant date and expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to payment. The liability is remeasured at each balance sheet date to fair value and at settlement date. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted.

Black economic empowerment transactions

Where goods or services are considered to have been received from black economic empowerment partners as consideration for equity instruments of the group, these transactions are accounted for as share-based payment transactions, even when the entity cannot specifically identify the goods or services received. This accounting policy is applicable to equity instruments that had not vested by 1 January 2005 (as above).

Group share-based payment transactions

Transactions in which a parent grants rights to its equity instruments directly to the employees of its subsidiaries are classified as equity settled in the financial statements of the subsidiary, provided the share-based payment (SBP) is classified as equity settled in the consolidated financial statements of the parent.

The subsidiary recognises the services acquired with the SBP as an expense and recognises a corresponding increase in equity representing a capital contribution from the parent for those services acquired. The parent recognises in equity the equity settled SBP and recognises a corresponding increase in the investment in subsidiary.

A recharge arrangement exists whereby the subsidiary is required to fund the difference between the exercise price on the share options and the market price of the share at the time of exercising the option. The recharge arrangement is accounted for separately from the underlying equity settled SBP as follows upon initial recognition:

- The subsidiary recognises a recharge liability at fair value, using cash settled SBP principles, and a corresponding adjustment against equity for the capital contribution recognised in respect of the SBP.
- The parent recognises a corresponding recharge asset at fair value and a corresponding adjustment to the carrying amount of the investment in the subsidiary.

Subsequent to initial recognition the recharge arrangement is remeasured at fair value at each subsequent reporting date until settlement date to the extent vested. Where the recharge amount recognised is greater than the initial capital contribution recognised by the subsidiary in respect of the SBP, the excess is recognised as a net capital distribution to the parent. The amount of the recharge in excess of the capital contribution recognised as an increase in the investment in subsidiary is deferred and recognised as dividend income by the parent when settled by the subsidiary.

Convertible bonds

Bonds, which are convertible to share capital, where the number of shares to be issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of the proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to

Summary of accounting policies for the year ended 30 June 2007 (continued)

similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate method.

Taxation

Current taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation

Deferred tax is provided using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associate companies and interest in joint venture companies, except where the group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on the tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset will be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Secondary taxation on companies (STC) and additional income taxes on distribution of dividends

STC and other additional taxes arising from the distribution of dividends are recognised in the year dividends are declared. A deferred taxation asset is recognised on un-utilised STC credits when it is probable that such unused STC credits will be utilised in the future.

Foreign currency

Foreign currency transactions

Transactions in currencies other than the functional currency of entities are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling on the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of all foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at rates of exchange ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at rates approximating the foreign exchange rates ruling at the date of the transactions.

Foreign exchange differences arising on translation are recognised directly in a separate component of equity, the foreign currency translation reserve (FCTR). The FCTR applicable to a foreign operation is released to the income statement as a capital item upon disposal of that foreign operation.

Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges, are taken directly to the FCTR. They are released to the income statement as a capital item upon disposal of that foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Goods sold and services rendered

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at balance sheet date. The stage of completion is assessed by reference to surveys of the work performed.

summary of accounting policies

Summary of accounting policies for the year ended 30 June 2007 (continued)

Revenue is not recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods as well as continuing management involvement with goods to a degree usually associated with ownership. Where the group acts as agent and is remunerated on a commission basis, only the commission income, and not the value of the business transaction, is included in revenue.

Insurance premiums

Insurance premiums are stated before deducting reinsurances and commissions, and are accounted for at the commencement of the risk.

Interest

Interest is recognised on the time proportion basis, taking account of the principal debt outstanding and the effective rate over the period to maturity.

Rental income

Rental income is recognised in the income statement on a straight-line basis over the term of the lease.

Dividend income

Dividend income from investments is recognised when the right to receive payment has been established.

Government grants

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the group will comply with the conditions attached to it. Grants that compensate the group for expenses incurred are recognised as other operating income in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the group for the cost of an asset are deducted from the carrying amount of the asset.

Royalty Income

Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Borrowing costs

Borrowing costs are recognised as an expense in the period in which they are incurred, except to the extent that it is directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period to prepare for their intended use or sale. Borrowing costs directly attributable to these qualifying assets are capitalised as part of the costs of those assets.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs capitalised are the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purposes of obtaining a qualifying asset, the amount of borrowing costs capitalised are determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate applied is the weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

Capitalisation of borrowing costs is suspended during extended periods in which active development is interrupted.

Capitalisation of borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Employee benefits

Short-term employee benefits

The costs of all short-term employee benefits are recognised during the period in which the employee renders the related service. The provisions for employee entitlements to salaries, performance bonuses and annual leave represent the amounts which the group has a present obligation to pay as a result of the employees' services provided. The provisions have been calculated at undiscounted amounts based on current salary levels.

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

Obligations to state-managed pension schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution pension plan.

Defined benefit plans

The group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculations are performed by qualified actuaries using the projected unit credit method with actuarial updates being carried out at each balance sheet date.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that benefits vest immediately, the expense is recognised immediately in the income statement.

Actuarial gains and losses are recognised in equity in the period in which they occur.

Where the calculation results in a benefit to the group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Long-term service benefits

The group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value, and the fair value of any related assets is deducted.

summary of accounting policies

Summary of accounting policies for the year ended 30 June 2007 (continued)

Provisions

Provisions are recognised when the group has a present constructive or legal obligation as a result of a past event, and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

If the effect is material, provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is recognised when the group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligation under the contract.

Rehabilitation provision

In accordance with the group's published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land is recognised when the land is contaminated.

Financial instruments

Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument. Financial instruments are initially measured at fair value, including transaction costs. Subsequent to initial recognition, these instruments are measured as set out below.

Financial assets

The group's principal financial assets are investments and loans, short-term loans receivable, trade and other receivables, funds on call and deposit, and bank and cash balances:

Investments, loans and short-term loans receivable

Financial instruments classified as held for trading are presented as current assets and are measured at fair value, with any resultant gain or loss recognised in the income statement.

Investments in securities are recognised on a trade-date basis and are initially measured at fair value, including transaction costs. At subsequent reporting dates, debt securities that the group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost using the effective interest rate method, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity and held for trading debt securities are classified as available-for-sale investments and are measured at subsequent reporting dates at fair value.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, except for impairment losses and, in the case of monetary items, foreign exchange gains or losses, which are recognised in the income statement. When these investments are disposed of, the cumulative gain or loss previously recognised in equity is included in the income statement as a capital item.

The group may elect upon initial recognition to designate certain interest-bearing loans at fair value through profit and loss when the rationale for such designation eliminates or substantially reduces an accounting mismatch from measuring related assets and liabilities, and recognising gains and losses on them on different bases.

Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Funds on call and deposit, and bank and cash balances

Cash on hand is measured at fair value.

Deposits held on call, and investments in money market instruments, are classified as loans and receivables and carried at amortised cost.

Financial liabilities

The group's principal financial liabilities are interest-bearing loans and borrowings, trade and other payables and bank overdrafts:

Interest-bearing loans and borrowings

Interest-bearing loans and borrowings, including finance lease obligations, are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are recognised at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

The group may elect upon initial recognition to designate certain interest-bearing loans and borrowings at fair value through profit and loss when the rationale for such designation eliminates or substantially reduces an accounting mismatch from measuring related assets and liabilities and recognising gains and losses on them on different bases.

Summary of accounting policies for the year ended 30 June 2007 (continued)

Trade and other payables

Trade and other payables are stated at amortised cost. Due to the short-term nature of the group's trade and other payables, the cost approximates its fair value.

Bank overdrafts

Bank borrowings, consisting of interest-bearing bank loans and overdrafts, are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Equity instruments

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

The group uses derivative financial instruments to manage its risk associated with foreign currency and interest rate fluctuations relating to certain firm commitments and forecast transactions arising from operational, financing and investment activities.

Derivative financial instruments are initially recorded at fair value and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments are recognised in profit and loss for the period as they arise. However, where derivatives qualify for hedge accounting (effective hedge of future cash flows), recognition of any resultant gain or loss depends on the nature of the item being hedged, and are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with gains or losses reported in profit and loss for the period.

Hedging

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised in equity.

When the hedged firm commitment or forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is recognised in the income statement in the period when the commitment or forecast transaction affects the income statement.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss remains in equity and is recognised in the income statement when the underlying transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is immediately recognised in the income statement.

Where a derivative financial instrument is used to economically hedge the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

Derecognition

Financial assets (or a portion thereof) are derecognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in profit and loss for the period.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expires. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amounts paid for it are included in profit and loss for the period.

Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. These assets may be a component of an entity, a disposal group or an individual non-current asset. Upon initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less cost to sell.

A discontinued operation is a component of the group's business that represents a separate major line of business or geographical area of operation or a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale. A disposal group that is to be abandoned may also qualify as a discontinued operation, but not as assets held for sale.

summary of accounting policies and notes to the annual financial statements

Summary of accounting policies for the year ended 30 June 2007 (continued)

Discontinued operations are separately recognised in the financial statements once management has made a commitment to discontinue the operation without a realistic possibility of withdrawal which should be expected to qualify for recognition as a completed sale within one year from date of classification.

Segment reporting

A segment is a distinguishable component of the group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments. The basis of segment reporting is representative of the internal structure used for management reporting as well as the structure in which the chief operating decision makers review the information.

The basis of segmental allocation is determined as follows:

Revenue that can be directly attributed to a segment and the relevant portion of the profit that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments of the group.

Operating profit that can be directly attributed to a segment and a relevant portion of the operating profit that can be allocated on a reasonable basis to a segment, including profit relating to external customers and expenses relating to transactions with other segments in the group.

Total assets are those assets that are employed by a segment in its operating activities and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Total assets exclude investments in associate companies, investments in preference shares, certain interest-bearing loans receivable and cash and cash equivalents.

Dividend reinvestments

Ordinary shares issued as a capitalisation dividend award are capitalised by applying the ratio that a cash dividend bears to the issue price of the shares to be issued to a shareholder's shareholding, on the dividend payment date.

Notes to the annual financial statements for the year ended 30 June 2007

	2007 R'000	2006 R'000
1. REVENUE		
Retail activities		
– Household goods and building supplies	9 175 267	7 974 197
– Vehicles	11 699 666	10 324 243
Manufacturing and sourcing of household goods and related raw materials	13 786 631	10 534 697
Logistical services	3 784 845	3 352 406
Corporate services		
– Brand management	275 472	—
– Investment participation	176 074	141 276
– Central treasury and other activities	369 510	433 032
	39 267 465	32 759 851
Intersegment eliminations	(5 038 892)	(2 600 857)
Southern African furniture manufacturing and import interest	2 421 154	2 079 328
	36 649 727	32 238 322
Comprising:		
Continuing operations	34 228 573	30 158 994
Discontinued operations	2 421 154	2 079 328
	36 649 727	32 238 322

2. CAPITAL ITEMS

Expenses of a capital nature included in other operating expenses are:

	2007 R'000	2006 R'000
2.1 Impairment		
Property, plant and equipment	66 750	7 764
Intangible assets and goodwill	20 002	1 239
Associate companies	—	6 195
Joint venture companies	—	12 495
Other	1 000	—
	87 752	27 693

Impairment losses on property, plant and equipment primarily arose upon the closure of certain manufacturing and retail operations and plant rendered obsolete following changes in technology and specification of manufacturing processes. These events caused the group to assess the recoverable amounts of items affected at their estimated net realisable values (note 12). Impairment of intangible assets, including goodwill and licence agreements, arose mainly as a result of paragraph 65 of IFRS 3 – *Business Combinations*. "The utilisation and recognition of previously unrecognised assessed losses".

Impairment losses on investments in associate companies and a joint venture company in Zimbabwe were recognised during the prior year owing to significant financial difficulties experienced by these operations in the current economic situation in Zimbabwe.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

		2007	2006
		R'000	R'000
2.	**CAPITAL ITEMS** *(continued)*		
2.2	(Profit)/Loss on disposal of property, plant and equipment	(32 114)	8 476
2.3	Profit on disposal of subsidiaries and businesses	(542 881)	(1 907)
2.4	Closure costs		
	Manufacturing operations	1 956	44 965
	Distribution operations	4 536	9 130
	Retail operations	171 503	—
		177 995	54 095
2.5	Scrapping of vehicle rental fleet	8 523	—
		(300 725)	88 357
	Comprising:		
	Continuing operations	234 500	88 141
	Discontinued operations	(535 225)	216
		(300 725)	88 357

Included in closure costs are impairment costs of R nil (2006: R10 685 003) not disclosed under impairments (note 2.1).

	2007	2006
	R'000	R'000
3. OPERATING PROFIT		
Operating profit is stated after taking account of the following items:		
3.1 Amortisation charges		
Patents and trademarks	56	—
Customer relationships	693	135
Trade and brand names	1 585	752
Licence agreements	762	145
Contracts	1 223	467
Software*	23 258	—
Other	328	—
	27 905	1 499
Software was reclassified from property, plant and equipment to intangible assets during the current year. Prior year amortisation is included in depreciation in note 3.7.		
Comprising:		
Continuing operations	27 905	1 499
Discontinued operations	—	—
	27 905	1 499
3.2 Auditors' remuneration		
Audit fees	37 821	35 878
Other fees	5 637	5 733
Expenses	189	39
Underprovision in prior year	637	613
	44 284	42 263
Comprising:		
Continuing operations	41 941	40 254
Discontinued operations	2 343	2 009
	44 284	42 263
3.3 Personnel expenses		
Salaries and wages	5 708 387	5 086 075
Share-based payments – equity settled (note 24.7)	43 569	39 765
Retirement plans (note 3.11)	395 582	432 541
	6 147 538	5 558 381

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	R'000	R'000
3. OPERATING PROFIT *(continued)*		
3.3 Personnel expenses *(continued)*		
Recognised in:		
Cost of sales	3 148 864	2 869 491
Operating expenses	2 998 674	2 688 890
	6 147 538	5 558 381
Comprising:		
Continuing operations	5 685 782	5 183 031
Discontinued operations	461 756	375 350
	6 147 538	5 558 381
3.4 Directors' emoluments (included in personnel expenses)		
Directors' fees (note 43)		
Paid by:		
Company	1 375	1 440
Subsidiary companies	5 000	3 839
	6 375	5 279
Remuneration		
Paid by:		
Company	820	530
Subsidiary companies	61 854	54 491
	62 674	55 021
Comprising:		
Continuing operations	69 049	60 300
Discontinued operations	—	—
	69 049	60 300

Comparative amounts have been adjusted to include alternate directors' remuneration of R10 882 000.

3. OPERATING PROFIT *(continued)*

	2007	2006
	R'000	R'000
3.5 Fees paid for services		
Administrative	53 115	42 322
Managerial	37 928	34 879
Technical, consultancy and "know-how"	44 723	34 909
Secretarial	113	6 497
	135 879	118 607
Comprising:		
Continuing operations	133 641	117 057
Discontinued operations	2 238	1 550
	135 879	118 607
3.6 Net foreign exchange (gains)/losses		
Net (gains)/losses on forward exchange contracts	(9 228)	246 844
Net gains on conversion of monetary assets and liabilities	(196 875)	(413 892)
	(206 103)	(167 048)
Comprising:		
Continuing operations	(210 079)	(170 497)
Discontinued operations	3 976	3 449
	(206 103)	(167 048)
3.7 Depreciation		
Buildings	66 045	70 961
Plant and machinery	103 534	93 009
Long-haul motor vehicles and equipment	171 322	163 921
Bus fleet	52 066	45 982
Motor vehicles	25 412	25 213
Leasehold improvements	172 972	17 087
Office and computer equipment, furniture and other assets	113 111	202 545
	704 462	618 718
Vehicle rental fleet	16 077	18 823
Recognised in:		
Cost of sales	394 749	355 053
Distribution expenses	187 018	158 140
Other operating costs	138 772	124 348
	720 539	637 541

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
3. OPERATING PROFIT *(continued)*		
3.7 Depreciation *(continued)*		
Comprising:		
Continuing operations	702 311	624 983
Discontinued operations	18 228	12 558
	720 539	637 541
3.8 Operating lease charges		
Property	1 261 486	1 160 747
Plant, equipment, vehicles and other	140 289	214 336
	1 401 775	1 375 083
Comprising:		
Continuing operations	1 384 300	1 359 657
Discontinued operations	17 475	15 426
	1 401 775	1 375 083

The current year expense in respect of operating property lease charges of R1 261 million is effectively reduced by R245 million in respect of rental income received from sublet properties, and future reductions of operating lease payments as a result of the acquisition of various leased properties during the year and the reduction of future rental liabilities relating to the disposal of the southern African furniture manufacturing and import interests.

	2007 R'000	2006 R'000
3.9 Research and development costs		
Comprising:		
Continuing operations	13 370	9 033
Discontinued operations	—	89
	13 370	9 122

	2007 R'000	2006 R'000
3. OPERATING PROFIT *(continued)*		
3.10 Fair value (gains)/losses (excluding forward exchange contracts)		
Fair value adjustment on cross-currency and interest rate swap	**87 440**	244 980
Fair value adjustment on note purchase agreements	**(86 481)**	(250 205)
Fair value adjustment on consumable biological assets	**(106 913)**	(97 390)
Other	**(63)**	(83)
	(106 017)	(102 698)
Comprising:		
Continuing operations	**(106 043)**	(102 673)
Discontinued operations	**26**	(25)
	(106 017)	(102 698)
3.11 Post-retirement benefit expenses		
Contributions to defined benefit plans	**74 129**	105 849
Contributions to defined contribution plans	**128 660**	129 565
Contributions to state-managed pension funds	**191 716**	196 851
Post-retirement medical aid contributions	**1 077**	276
	395 582	432 541
Comprising:		
Continuing operations	**371 385**	411 851
Discontinued operations	**24 197**	20 690
	395 582	432 541

An amount or R34,7 million relating to medical aid contributions was incorrectly included in the prior year defined contribution plan contributions. This amount was excluded from the comparative disclosure in the current year.

	2007 R'000	2006 R'000
3.12 Expense raised through provision for warranties		
Comprising:		
Continuing operations	**29 563**	21 042
Discontinued operations	**—**	—
	29 563	21 042
3.13 Government grants recognised in income		
Comprising:		
Continuing operations	**(4 018)**	(2 514)
Discontinued operations	**—**	—
	(4 018)	(2 514)

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
3. OPERATING PROFIT *(continued)*		
3.14 Number of employees		
Comprising:		
Continuing operations	37 317	43 953
Discontinued operations	6 047	6 047
	43 364	50 000
	R'000	R'000
4. FINANCE COSTS		
Interest paid		
Loans	481 831	290 985
Bank overdrafts	414 428	318 098
Lease liabilities	2 877	4 184
Vendor liabilities	19 536	18 407
Convertible bond	119 892	—
Other	14 114	38 575
Less: Capitalised to property, plant and equipment	(18 549)	—
	1 034 129	670 249
Comprising:		
Continuing operations	1 032 683	668 885
Discontinued operations	1 446	1 364
	1 034 129	670 249
5. INCOME FROM INVESTMENTS		
Dividends received		
Unlisted investments	24 209	17 382
Interest received		
Bank balances	262 989	154 249
Loans receivable	314 966	224 107
Associate and joint venture companies	1 229	468
	603 393	396 206
Comprising:		
Continuing operations	603 065	393 989
Discontinued operations	328	2 217
	603 393	396 206

6. TAXATION

6.1 Taxation charge

	2007	2006
	R'000	R'000
Normal taxation		
South African normal taxation – current year	192 037	206 639
South African normal taxation – prior year adjustment	(1 824)	1 297
Foreign normal taxation – current year	420 256	94 230
Foreign normal taxation – prior year adjustment	1 027	(1 325)
	611 496	300 841
Deferred taxation		
South African deferred taxation – current year	14 104	(9 488)
South African deferred taxation – prior year adjustment	7 670	21 237
Foreign deferred taxation – current year	(272 880)	107 608
Foreign deferred taxation – prior year adjustment	2 781	1 324
	(248 325)	120 681
Comprising:		
Movement in South African deferred taxation assets		
Taxation losses	17 473	(48 425)
Other	(23 387)	(1 053)
Movement in South African deferred taxation liabilities		
Taxation losses	(2 188)	(39 323)
Other	29 876	100 550
Total South African deferred taxation movement	21 774	11 749
Movement in foreign deferred taxation assets		
Taxation losses	41 763	(64 395)
Other	(252 436)	84 003
Movement in foreign deferred taxation liabilities		
Taxation losses	—	—
Other	(59 426)	89 324
Total foreign deferred taxation movement	(270 099)	108 932
Total current year income statement charge	(248 325)	120 681
Capital gains taxation		
Current year	3 016	—
Secondary taxation on companies (STC)		
Current year	13 423	6 190
	379 610	427 712
Comprising:		
Continuing operations	325 208	382 635
Discontinued operations (note 6.3)	54 402	45 077
	379 610	427 712

For detail on deferred taxation assets/(liabilities) refer to note 18.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	%	%
6. TAXATION *(continued)*		
6.2 Reconciliation of rate of taxation – continuing operations		
Standard rate of taxation	29,0	29,0
STC	0,5	0,3
Prior year adjustment	0,2	1,0
Dividends received	(0,3)	(0,2)
Effect of different statutory taxation rates of foreign subsidiaries in other jurisdictions	(14,9)	(13,6)
Effect of profit of associate companies	(0,7)	(0,8)
Utilisation of taxation losses not recognised before, creation of taxation losses, deductible temporary differences not capitalised and permanent differences	(1,4)	1,0
Effective rate of taxation	12,4	16,7
6.3 Reconciliation of rate of taxation – discontinued operations		
Standard rate of taxation	29,0	29,0
Prior year adjustment	—	(0,1)
Utilisation of acquired deductible temporary differences	(0,2)	—
Utilisation of taxation losses not recognised before, creation of taxation losses, deductible temporary differences not capitalised and permanent differences	(21,4)	1,2
Effective rate of taxation	7,4	30,1

7. DISCONTINUED OPERATIONS

Steinhoff Africa sold its southern African furniture manufacturing and import interests to a private equity consortium led by Absa Capital, a division of Absa Bank Limited and Bravo Group management. The consortium will also include black economic empowerment partners. The Competition Commission approved the transaction on 29 June 2007 and recommended approval by the Competition Tribunal. The group accounted for these transactions effective 30 June 2007. The business has been renamed to Bravo Group.

The purchase consideration for the transaction amounted to R1,375 billion. The transaction paves the way for the continuation and acceleration of Steinhoff's strategy to expand its existing retail interests in South Africa.

The Bravo Group comprises the following trading operations: Alpine Lounge, Gommagomma Isithebe, Gommagomma Outsource, Gommagomma Zimbabwe, Grafton Everest, Milano Décor, Bedding, Imports for Africa, Imports, Living, International Furniture Clearance Centre, High Point, Victoria Lewis, Pat Cornick and the interest in the following subsidiary companies: Bravo Group Logistics (Proprietary) Limited (previously Roadway Logistics Retail (Proprietary) Limited), Top Transport (Proprietary) Limited, Woodstuff (Proprietary) Limited and Bravo Group Manufacturing (Proprietary) Limited (previously Steinhoff Furniture (Proprietary) Limited).

The proceeds on disposal exceeded the net carrying amount of the relevant assets and liabilities and, accordingly, no impairment loss has been recognised.

The results of the disposed entities are presented separately from continuing operations on the face of the income statement, and the comparative period is represented with the discontinued operations.

The combined results of the discontinued operations included in the income statement are set out below. The comparative profit and cash flows from discontinued operations have been represented to include those operations classified as discontinued in the current year.

		2007	2006
		R'000	R'000
7.1	**Profit for the year from discontinued operations**		
	Revenue	2 421 154	2 079 328
	Other gains	26 607	56 886
		2 447 761	2 136 214
	Expenses	(2 250 807)	(1 986 304)
	Profit before taxation	196 954	149 910
	Attributable income taxation expense	(54 402)	(45 077)
		142 552	104 833
	Gain on disposal of operations	541 903	—
	Attributable income taxation expense on gain on disposal of operations	—	—
	Profit for the year from discontinued operations	684 455	104 833
7.2	**Cash flow from discontinued operations**		
	Net cash flows from operating activities	222 592	93 838
	Net cash flows from investing activities	(29 207)	(93 278)
	Net cash flows from financing activities	(728 430)	146 461
	Net cash flows	(535 045)	147 021

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	'000	'000
8. EARNINGS PER SHARE		
8.1 Basic earnings per share		
Basic earnings per share is calculated by dividing the net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.		
Number of shares		
Weighted average number of ordinary shares	1 188 015	1 133 345
Issued ordinary shares at beginning of year	1 146 234	1 134 696
Effect of own shares held	(13 881)	(2 122)
Effect of shares issued in May 2006	—	709
Effect of shares issued in June 2006	—	62
Effect of shares issued in February 2007	38 353	—
Effect of shares issued in May 2007	17 309	—
Weighted average number of ordinary shares at 30 June	1 188 015	1 133 345
	R'000	R'000
Earnings		
Earnings for the year from continuing operations attributable to equity holders of the parent	2 285 166	1 844 332
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(96 113)	(72 682)
Earnings from continuing operations attributable to equity holders of the parent	2 189 053	1 771 650
Earnings for the year attributable to equity holders of the parent	2 969 621	1 949 165
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(96 113)	(72 682)
Earnings attributable to equity holders of the parent	2 873 508	1 876 483
Basic earnings per share (cents)	241,9	165,6
From continuing operations	184,3	156,3
From discontinued operations	57,6	9,3

	2007	2006
	'000	'000

8. EARNINGS PER SHARE *(continued)*

8.2 Diluted earnings per share

Diluted earnings per share is calculated by dividing the diluted earnings attributable to ordinary shareholders by the diluted weighted average number of ordinary shares in issue during the year. The calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

	2007	2006
	'000	'000
Reconciliation between number of shares used for earnings per share and diluted earnings per share		
Weighted average number of ordinary shares	1 188 015	1 133 345
Effect of dilutive potential ordinary shares	36 360	23 003
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1 224 375	1 156 348
	R'000	R'000
Reconciliation between earnings from continuing operations attributable to equity holders and diluted earnings		
Earnings for the year from continuing operations attributable to ordinary shareholders	2 285 166	1 844 332
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(96 113)	(72 682)
After-tax interest saving on the non-exiting vendor liability by issue of the shares not for cash	—	18 407
Effect of dilutive options at subsidiary level	(20 647)	—
Diluted earnings from continuing operations attributable to equity holders of the parent	2 168 406	1 790 057
Reconciliation between earnings attributable to equity holders and diluted earnings		
Earnings for the year attributable to ordinary shareholders	2 969 621	1 949 165
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(96 113)	(72 682)
After-tax interest saving on the non-exiting vendor liability by issue of the shares not for cash	—	18 407
Effect of dilutive options at subsidiary level	(20 647)	—
Diluted earnings attributable to equity holders of the parent	2 852 861	1 894 890
Diluted earnings per share (cents)	233,0	163,9
From continuing operations	177,1	154,8
From discontinued operations	55,9	9,1
Dilution percentage	4%	1%

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	'000	'000
8. EARNINGS PER SHARE *(continued)*		
8.3 Headline earnings per share		
Headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.		
Number of shares		
Weighted average number of ordinary shares	1 188 015	1 133 345
Reconciliation between earnings from continuing operations and headline earnings from continuing operations	R'000	R'000
Headline earnings is reconciled to earnings attributable to shareholders as follows:		
Earnings for the year from continuing operations attributable to equity holders of the parent	2 285 166	1 844 332
Adjusted for:		
Capital items (note 2)	234 500	88 141
Taxation effect on capital items	(14 150)	(5 614)
Share of minority interest on capital items	(995)	(4 084)
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(96 113)	(72 682)
Headline earnings from continuing operations attributable to equity holders of the parent	2 408 408	1 850 093
Reconciliation between earnings and headline earnings		
Headline earnings is reconciled to earnings attributable to shareholders as follows:		
Earnings for the year attributable to equity holders of the parent	2 969 621	1 949 165
Adjusted for:		
Capital items (note 2)	(300 725)	88 357
Taxation effect on capital items	(14 150)	(5 614)
Share of minority interest on capital items	(995)	(4 084)
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(96 113)	(72 682)
Headline earnings attributable to equity holders of the parent	2 557 638	1 955 142
Headline earnings per share (cents)	215,3	172,5
From continuing operations	202,7	163,2
From discontinued operations	12,6	9,3

	2007	2006
	R'000	R'000
8. EARNINGS PER SHARE *(continued)*		
8.4 Diluted headline earning per share		
Diluted headline earnings per share is calculated by dividing the headline earnings by the diluted weighted average number of shares in issue during the year.		
Reconciliation between number of shares used for earnings per share and diluted earnings per share		
Weighted average number of ordinary shares	**1 188 015**	1 133 345
Effect of dilutive potential ordinary shares	**36 360**	23 003
Weighted average number of ordinary shares for the purpose of diluted headline earnings per share	**1 224 375**	1 156 348
Reconciliation of headline earnings from continuing operations attributable to equity holders and diluted headline earnings from continuing operations	**R'000**	R'000
Headline earnings from continuing operations attributable to equity holders of the parent	**2 408 408**	1 850 093
Dilutive adjustment on earnings	**(17 370)**	18 407
Diluted headline earnings from continuing operations attributable to equity holders of the parent	**2 391 038**	1 868 500
Reconciliation of headline earnings attributable to equity holders and diluted headline earnings		
Headline earnings attributable to equity holders of the parent	**2 557 638**	1 955 142
Dilutive adjustment on earnings	**(17 370)**	18 407
Diluted headline earnings attributable to equity holders of the parent	**2 540 268**	1 973 549
Diluted headline earnings per share (cents)	**207,5**	170,7
From continuing operations	**195,3**	161,6
From discontinued operations	**12,2**	9,1
Dilution percentage	**4%**	1%
	R'000	R'000
8.5 Net asset value per ordinary share		
Net asset value per share is calculated by dividing the ordinary shareholders' equity, adjusted by the dividend entitlement on non-redeemable cumulative preference shares, by the issued ordinary share capital at year-end.		
Number of ordinary shares		
Issued share capital at year-end	**1 256 453**	1 141 442
Net asset value	**R'000**	R'000
Attributable to equity holders of the parent	**17 275 422**	12 038 405
Preference share capital and premium	**(1 042 474)**	(1 022 122)
Attributable to ordinary shareholders	**16 232 948**	11 016 283
Net asset value per ordinary share (cents)	**1 292**	965

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	Cents	Cents
9. DISTRIBUTION TO SHAREHOLDERS		
9.1 Capital distribution to ordinary shareholders		
The directors have resolved to make a cash distribution from the share premium account payable on 19 November 2007 to those ordinary shareholders recorded in the books of the company at the close of business on 9 November 2007.	50,0	37,5
9.2 Distribution to preference shareholders		
A preference dividend in respect of the period 1 July 2006 to 31 December 2006 (2006: 15 June 2005 to 31 December 2005) was paid on 23 April 2007 (2006: 24 April 2006) to those Steinhoff Investment preference shareholders recorded in the books of the company on 20 April 2007 (2006: 21 April 2006). A preference dividend in respect of the period 1 January 2006 to 30 June 2006 (2006: n/a) was paid to those Steinhoff Investment preference shareholders recorded in the books of the company on 20 October 2006 (2006: n/a).	834	431
The directors of Steinhoff Investment have resolved to declare and pay preference dividends for the period 1 January 2007 to 30 June 2007 (2006: 1 January 2006 to 30 June 2006) to those preference shareholders recorded in the books of Steinhoff Investment at the close of business on 19 October 2007 (2006: 20 October 2006).	467	392

10. GOODWILL	R'000	R'000
Carrying amount at beginning of year restated	2 473 766	1 453 779
Arising on business combinations	20 381	586 602
Disposal of subsidiaries and joint venture companies	(15 824)	(1 556)
Premium arising on subsequent purchase from minority interest in subsidiaries	1 987 586	35 181
Contingent purchase consideration adjustments	(753)	159 896
Reclassified to intangible assets	(10 719)	—
Impairment	(20 002)	(885)
Exchange differences on consolidation of foreign subsidiaries	224 899	240 749
Carrying amount at end of year	4 659 334	2 473 766

When the group acquires a business that qualifies as a business combination in respect of IFRS 3 – *Business Combinations* (IFRS 3), the group allocates the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. The goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating unit (CGU) that is expected to benefit from that business. Goodwill is assessed for impairment annually, irrespective of whether there is any indication of impairment.

10. GOODWILL *(continued)*

Review of impairment

The impairment test compares the carrying amount of the unit, including goodwill, to the value in use, or fair value of the unit. The recoverable amount of the CGU is determined from the value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and the expected changes to the selling prices and the direct cost during the period. The discount rates are based on the weighted average cost of capital, while growth rates are based on management's experience and expectations and do not exceed the long-term average growth rate for the area in which the CGU operates. Changes in selling prices and direct cost are based on past practices and expectations of future changes in the market, and are derived from the most recent financial budgets and forecast that have been prepared by management.

Where an intangible asset, such as a trademark, trade and brand name and/or patent has been assessed as having an indefinite useful life (see note 11), the cash flows of the CGU, supporting the goodwill and driven by the trademark, brand or patent are also assumed to be indefinite.

An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. Impairment charges of R20,0 million (2006: R1,2 million) were recorded in the year ended 30 June 2007 mainly as a result of paragraph 65 of IFRS 3 "The utilisation and recognition of previously unrecognised assessed losses" (see note 2).

The group prepared cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolated cash flows for the following years based on an estimated growth rate as set out below:

			2007	2006
Impairment tests for CGUs containing goodwill			**R'000**	R'000
The following units have significant carrying amounts of goodwill:				
	Discount rate	**Forecasted cash flows**		
Southern Africa				
BCM Group	*		**11 819**	—
PG Bison Holdings (Proprietary) Limited	14%	Budget year 1, thereafter 13% growth rate for three years	**116 556**	117 309
Unitrans Holdings (Proprietary) Limited	15%	Budget year 1 to 3, thereafter growth rate of 6%	**573 255**	197 515
Unitrans United Kingdom Limited	15%	Budget year 1 to 3	**119 255**	126 763
United Kingdom				
Cargo Homeshop	6,4%	Budget year 1, thereafter 1% growth rate	**57 259**	52 950
Homestyle	6,4%	Budget year 1, thereafter 2,7% – 3,2% growth rate	**2 587 832**	916 040
Steinhoff United Kingdom Beds	6,4%	Budget year 1, thereafter 1% growth rate	**269 140**	250 640
Pacific Rim				
Bravoscar	11,7%	Budget year 1, thereafter 3,5% – 5% growth rate	**828 835**	702 550
Other various units	5 – 15%	Budget year 1, thereafter 1% – 2% growth rate	**95 383**	109 999
			4 659 334	2 473 766

* *The BCM Group was acquired on 30 June 2007. The goodwill arose as a result of the purchase price allocation of the business combination. As it arose on year-end date no impairment test was performed.*

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

10. GOODWILL *(continued)*

Contingent purchase consideration adjustments

Contingent purchase consideration adjustments arose on the purchase price of the PG Bison Holdings (Proprietary) Limited business combination, which is dependent on the profit earned by the business post-acquisition. The group's treatment of deferred contingent purchase consideration is explained in detail in the accounting policies.

11. INTANGIBLE ASSETS

	Patents and trade-marks R'000	Customer relation-ships R'000	Trade and brand names R'000	Licence agree-ments R'000	Contracts R'000	Software R'000	Other R'000	Total R'000
Cost								
Balance at 1 July 2005	1 123 761	—	1 547 827	499	3 280	—	—	2 675 367
Additions	—	—	2 549 686	—	—	—	936	2 550 622
Arising on business combinations	—	2 302	45 204	—	—	—	—	47 506
Exchange differences on consolidation of foreign subsidiaries	—	424	157 760	—	—	—	—	158 184
Balance at 30 June 2006	1 123 761	2 726	4 300 477	499	3 280	—	936	5 431 679
Additions	—	—	—	—	2 879	19 294	2 195	24 368
Reclassified from property, plant and equipment	—	—	—	—	—	302 039	—	302 039
Disposal of subsidiaries and joint venture companies	—	(1 800)	—	—	—	(2 405)	—	(4 205)
Reclassifications	—	11 822	(11 246)	—	936	—	(936)	576
Reclassified from goodwill	414	—	—	15 838	—	—	—	16 252
Disposals	—	—	—	—	—	(6 088)	—	(6 088)
Exchange differences on consolidation of foreign subsidiaries	46	669	97 019	1 614	—	15 908	2 780	118 036
Balance at 30 June 2007	1 124 221	13 417	4 386 250	17 951	7 095	328 748	4 975	5 882 657

11. INTANGIBLE ASSETS *(continued)*

	Patents and trade-marks R'000	Customer relation-ships R'000	Trade and brand names R'000	Licence agree-ments R'000	Contracts R'000	Software R'000	Other R'000	Total R'000
Amortisation and impairment								
Balance at 1 July 2005	(10 634)	—	—	—	(353)	—	—	(10 987)
Amortisation for the year	—	(135)	(752)	(145)	(467)	—	—	(1 499)
Impairment	—	—	—	(354)	—	—	—	(354)
Exchange differences on consolidation of foreign subsidiaries	—	(24)	(71)	—	—	—	—	(95)
Balance at 30 June 2006	(10 634)	(159)	(823)	(499)	(820)	—	—	(12 935)
Amortisation for the year	(56)	(693)	(1 585)	(762)	(1 223)	(23 258)	(328)	(27 905)
Reclassified from property, plant and equipment	—	—	—	—	—	(236 499)	—	(236 499)
Disposal of subsidiaries and joint venture companies	—	540	—	—	—	1 661	—	2 201
Reclassifications	—	(360)	(216)	—	—	—	—	(576)
Reclassified from goodwill	(56)	—	—	(5 477)	—	—	—	(5 533)
Disposals	—	—	—	—	—	2 889	—	2 889
Exchange differences on consolidation of foreign subsidiaries	(12)	(47)	(19)	(616)	—	(13 116)	(2 780)	(16 590)
Balance at 30 June 2007	(10 758)	(719)	(2 643)	(7 354)	(2 043)	(268 323)	(3 108)	(294 948)
Carrying amount at 30 June 2005	1 113 127	—	1 547 827	499	2 927	—	—	2 664 380
Carrying amount at 30 June 2006	1 113 127	2 567	4 299 654	—	2 460	—	936	5 418 744
Carrying amount at 30 June 2007	1 113 463	12 698	4 383 607	10 597	5 052	60 425	1 867	5 587 709

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

11. INTANGIBLE ASSETS *(continued)*

Review of impairment

In determining the appropriate methodology to be adopted in the valuation of the value in use of the majority of the group's intangible assets, the relief from royalty approach was considered to be the most applicable as a primary valuation methodology because it is predominantly and widely used as a basis for the structuring of licensing agreements both locally in the countries where these intangible assets originate and internationally, and this approach is generally accepted internationally as a reliable means of valuing trademarks.

IAS 38 – *Intangible Assets* (IAS 38) gives guidance on how the fair value of intangible assets can be determined. The guidance has been applied throughout the valuation of the trade and brand names and trademarks. Impairment tests typically take into account the most recent management forecast whereafter a reasonable rate of growth is applied based on market and industry conditions. Discount rates used in the discounted cash flow models are based on a weighted average cost of capital, while royalty rates used are determined with reference to industry benchmarks.

Useful lives

Under IAS 38, the useful life of an asset is either finite or indefinite. An indefinite life does not mean an infinite useful life, but rather that there is no foreseeable limit to the period over which the asset can be expected to generate cash flows for the entity. Intangible assets with an indefinite useful life are not amortised; they are tested for impairment at least annually.

All of the European trade- and brand names and/or trademarks have been assessed as having an indefinite useful life. In southern Africa the intangible assets acquired in the Unitrans and PG Bison business combinations have also been assessed as having indefinite useful lives. The majority of these trade and brand names were assessed independently at the time of the acquisition and the indefinite useful life assumptions were supported by the following evidence:

- the industry is a mature, well-established industry;
- the trade and brand names and/or trademarks are long-established relative to the market and have been in existence for a long time;
- the intangible assets relate to trade and brand names, trademarks and patents rather than products and are therefore not vulnerable to typical product lifecycles or to the technical, technological, commercial or other types of obsolescence that can be seen to limit the useful lives of other trade and brand names; and
- there is a relatively low turnover of comparable intangible assets implying stability within the industry.

Royalty rates

The royalty rate represents the assumed amount which would be paid to the owner of the intangible asset as a royalty fee, expressed as a percentage of revenue, for the use of the intangible asset. It is necessary to look to the industry in which the brand is operational to determine an appropriate notional royalty rate.

A database search of the RoyaltySource Intellectual Property Database for comparable worldwide licensing or franchising transactions of trademarks in the retail industry, focusing on furniture and/or household goods, revealed royalty rates varying from 2,5% to 5%, with an average rate of 4%. The royalty rates used in assessing the value in use of the Steinhoff trade and brand names all fall within or below this recommended range and vary from 0,5% to 3,16%.

Impairment losses

Refer to note 2 – Capital items.

12. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings R'000	Plant and machinery R'000	Long-haul motor vehicles and equipment R'000	Bus fleet R'000	Motor vehicles R'000	Capital work-in-progress R'000	Leasehold improvements R'000	Office and computer equipment, furniture and other assets R'000	Total R'000
Cost									
Balance at 1 July 2005	2 223 162	1 468 074	1 577 872	410 369	236 574	205 518	114 626	1 959 553	8 195 748
Additions	87 548	156 717	308 087	75 525	34 606	36 816	29 134	259 270	987 703
Disposals	(127 871)	(71 577)	(144 008)	(34 974)	(29 507)	—	(9 921)	(164 633)	(582 491)
Net of acquisition and disposal of subsidiaries	136 696	3 427	—	—	131	—	4 844	83 490	228 588
Reclassification	84 061	102 637	73 881	—	(71 620)	(180 849)	39	(7 787)	362
Exchange differences on consolidation of foreign subsidiaries	240 698	50 756	(9 848)	—	5 550	64	336	173 656	461 212
Impairment	—	(8 263)	—	—	—	—	—	(295)	(8 558)
Assets held for sale	—	—	(32 309)	—	(2 761)	—	(764)	—	(35 834)
Intergroup purchases/(disposals)	—	(9 491)	—	—	(661)	—	—	(323)	(10 475)
Balance at 30 June 2006 restated	2 644 294	1 692 280	1 773 675	450 920	172 312	61 549	138 294	2 302 931	9 236 255
Additions	1 316 091	83 870	445 650	91 395	38 533	791 826	204 817	152 657	3 124 839
Disposals	(69 033)	(143 865)	(212 849)	(31 768)	(26 177)	(65)	(183 066)	(78 113)	(744 936)
Net of acquisition and disposal of subsidiaries	46 864	(95 485)	(37 944)	—	(7 508)	(475)	(6 090)	(23 372)	(124 010)
Reclassification	(195 593)	55 350	(6 974)	31 380	10 252	(28 273)	1 299 093	(1 143 644)	21 591
Reclassified to intangible assets	—	—	—	—	—	(8 858)	—	(293 181)	(302 039)
Exchange differences on consolidation of foreign subsidiaries	188 726	(42 134)	(4 226)	(103)	5 859	—	85 208	84 086	317 416
Impairment	—	(46 505)	—	—	671	(3 504)	—	(6 499)	(55 837)
Assets held for sale	—	(32 272)	(6 755)	—	—	—	—	—	(39 027)
Intergroup purchases/(disposals)	88	(50 842)	(33 785)	—	(862)	—	(54)	(7 467)	(92 922)
Balance at 30 June 2007	3 931 437	1 420 397	1 916 792	541 824	193 080	812 200	1 538 202	987 398	11 341 330

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

12. PROPERTY, PLANT AND EQUIPMENT *(continued)*

	Land and buildings R'000	Plant and machinery R'000	Long-haul motor vehicles and equipment R'000	Bus fleet R'000	Motor vehicles R'000	Leasehold improve-ments R'000	Office and computer equipment, furniture and other assets R'000	Total R'000
Accumulated depreciation and impairment								
Balance at 1 July 2005	(484 794)	(863 113)	(679 203)	(151 130)	(113 872)	(59 018)	(1 134 688)	(3 485 818)
Current year depreciation	(70 961)	(93 009)	(163 921)	(45 982)	(25 213)	(17 087)	(202 545)	(618 718)
Disposals	59 442	27 879	75 497	19 024	21 223	7 054	134 675	344 794
Net of acquisition and disposal of subsidiaries	(37 347)	(485)	—	—	(6 060)	(2 744)	(58 845)	(105 481)
Reclassification	(962)	3 630	(24 281)	—	23 461	3	(2 213)	(362)
Exchange differences on consolidation of foreign subsidiaries	(51 865)	(37 774)	8 384	—	(3 512)	(606)	(105 830)	(191 203)
Impairment	—	517	—	—	—	—	277	794
Assets held for sale	—	—	19 921	—	1 754	281	—	21 956
Intergroup (purchases)/disposals	—	9 941	—	—	661	—	665	11 267
Balance at 30 June 2006 restated	(586 487)	(952 414)	(763 603)	(178 088)	(101 558)	(72 117)	(1 368 504)	(4 022 771)
Current year depreciation	(66 045)	(103 534)	(171 322)	(52 066)	(25 412)	(172 972)	(113 111)	(704 462)
Disposals	30 451	119 446	127 844	21 515	18 088	99 828	74 220	491 392
Net of acquisition and disposal of subsidiaries	—	70 364	6 958	—	3 870	3 100	16 326	100 618
Reclassification	188 855	(27 081)	(20 747)	(7 440)	526	(673 817)	518 113	(21 591)
Reclassified to intangible assets	—	—	—	—	—	—	236 499	236 499
Exchange differences on consolidation of foreign subsidiaries	(34 615)	83 102	2 524	102	(3 605)	(41 135)	(53 427)	(47 054)
Impairment	(50 947)	34 292	—	—	—	—	5 742	(10 913)
Assets held for sale	—	—	3 540	—	—	—	—	3 540
Intergroup (purchases)/disposals	136	50 563	33 792	—	898	54	7 479	92 922
Balance at 30 June 2007	(518 652)	(725 262)	(781 014)	(215 977)	(107 193)	(857 059)	(676 663)	(3 881 820)

	2007	2006	2005
	R'000	R'000	R'000
12. PROPERTY, PLANT AND EQUIPMENT *(continued)*			
Net book value			
Land and buildings	**3 412 785**	2 057 807	1 738 368
Plant and machinery	**695 135**	739 866	604 961
Long-haul motor vehicles and equipment	**1 135 778**	1 010 072	898 669
Bus fleet	**325 847**	272 832	259 239
Motor vehicles	**85 887**	70 754	122 702
Capital work-in-progress	**812 200**	61 549	205 518
Leasehold improvements	**681 143**	66 177	55 608
Office and computer equipment, furniture and other assets	**310 735**	934 427	824 865
	7 459 510	5 213 484	4 709 930

Land and buildings

Details of land and buildings are available for inspection at the various registered offices of the company and its subsidiaries.

Encumbered assets

Assets with a book value of R345 332 000 (2006: R1 113 410 000) are encumbered as set out in note 28.

Insurance

Property, plant and equipment, with the exception of motor vehicles and land, are insured at approximate cost of replacement. Motor vehicles are insured at market value.

Reclassification

Certain categories of assets were reclassified to bring the classification in line with the current year's disclosure.

Capitalisation of interest

Interest capitalised to the cost of property, plant and equipment was included in additions during the current year.

Capital work-in-progress

A subsidiary of PG Bison Holdings (Proprietary) Limited is pursuing a substantial expansion of production capacity through the installation of a new board plant in the Eastern Cape. The plant is being constructed adjacent to the NECF forestry operation and the proposed sawmill in Ugie. At year-end capital work-in-progress of R715,7 million on this project was included in capital work-in-progress.

Impairment losses

Refer to note 2 – Capital items.

Useful lives

The estimated useful lives are reflected under judgements and estimates (note 34).

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
13. VEHICLE RENTAL FLEET		
Balance at beginning of year	176 556	—
Additions	267 170	211 645
Disposals		
– Cost	(177 515)	(42 553)
– Accumulated depreciation	9 611	5 756
Subsidiaries and joint venture companies acquired		
– Cost	—	26 740
– Accumulated depreciation	—	(6 209)
Depreciation	(16 077)	(18 823)
	259 745	176 556
Less: Available for sale within 12 months transferred to current assets	(231 691)	(142 024)
Closing balance	28 054	34 532
14. CONSUMABLE BIOLOGICAL ASSETS		
Timber plantations		
Carrying amount at beginning of year	404 393	189 015
Subsidiaries acquired	—	117 988
Fair value adjustment to plantations	131 884	97 390
Decrease due to harvesting	(24 971)	—
Carrying amount at end of year	511 306	404 393

The group owns and manages timber plantations for use in manufacturing timber products. The plantations are valued at fair value less estimated point-of-sale costs. The Faustman formula as well as discounted cash flow models were applied by an independent valuer and *management in determining the fair value of the plantations. The principal assumptions used in the Faustman formula include surveying* physical hectares planted, age analysis and using the industry mean annual incremental growth.

The fair value of mature standing timber, being the age at which it becomes marketable, is based on the market price of the estimated recoverable timber volumes, net of harvesting costs. The fair value of younger standing timber is based on the present value of the net cash flows expected to be generated by the plantation at maturity.

14. CONSUMABLE BIOLOGICAL ASSETS *(continued)*

The group is exposed to a number of risks regarding its timber plantations:

Regulatory and environmental risks

The group's timber plantation operations are subject to laws and regulations. The group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Supply and demand risk

For external sale of timber, the group is exposed to risks arising from the fluctuations of price and sales volumes of timber. Where possible, the group manages this risk by aligning its harvest volume to market supply and demand. Management performs regular industry trend analyses to ensure that the group's pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.

Climate and other risks

The group's timber plantations are exposed to the risk of damage from climate changes, disease, forest fires and other natural forces. The group has extensive processes in place aimed at monitoring and mitigating those risks, including regular forest health inspections and industry and pest disease surveys. The group also insures itself, where cost-effective, against natural disasters such as floods.

Encumbered consumable biological assets

None of the group's plantations are encumbered.

Commitments

There are no amounts committed for the development and acquisition of consumable biological assets.

15. INVESTMENT IN ASSOCIATE COMPANIES

		Percentage holding		Carrying value	
		2007	2006	2007	2006
Listed	**Nature of business**	**%**	**%**	**R'000**	**R'000**
Amalgamated Appliances Holdings Limited	Supplies and distributes appliances and electrical accessories	**26,7**	26,7	**316 241**	306 940
Shares				**270 517**	281 826
Post-acquisition earnings				**45 724**	25 114
KAP International Holdings Limited	Diverse manufacturing, wholesale and retail business	**30,8**	27,1	**500 207**	415 459
Shares (including Micawber 455 (Proprietary) Limited (note 27.2))				**430 806**	387 564
Post-acquisition earnings				**69 401**	27 895

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

15. INVESTMENT IN ASSOCIATE COMPANIES *(continued)*

		Percentage holding		Carrying value	
		2007	2006	2007	2006
Unlisted	**Nature of business**	**%**	%	**R'000**	R'000
Loungefoam (Proprietary) Limited	Manufactures foam products	**47,5**	47,5	**24 747**	29 059
Xinergistix Limited	Industrial long-distance haulage	**27,6**	25,1	**25 077**	19 737
Nomakanjani Logistics Company (Proprietary) Limited*	Transportation of mining products	**—**	30,0	**—**	1 885
Zimbabwean associate companies	Manufactures upholstery and casegoods furniture	**40,0**	49,0	**—**	—
				866 272	773 080
Market value of listed investments				**746 183**	706 184
Directors' valuation of unlisted investments				**49 824**	50 681
				796 007	756 865

The June 2007 30-day volume weighted average share prices on the JSE Limited were used to determine the market value of listed investments.

Although the market value of the listed investments is less than the carrying value, the directors are of the opinion that the decline in value is temporary and therefore no impairment loss was recognised. Discounted cash flows were used to determine the value in use of these investments, which exceeded the carrying amounts.

**The group increased its interest in Nomakanjani Logistics Company (Proprietary) Limited to 100% during the year which resulted in this entity becoming a subsidiary.*

15. INVESTMENT IN ASSOCIATE COMPANIES *(continued)*

	2007 R'000	2006 R'000
Investment at cost		
Listed investments		
Amalgamated Appliances Holdings Limited	270 517	281 826
Share of net asset value	113 651	113 651
Fair value adjustments on acquisition of associate	24 049	24 049
Goodwill	144 126	144 126
Capital distribution received	(11 309)	—
KAP International Holdings Limited	430 806	387 564
Share of net asset value	339 707	280 446
Fair value adjustments on acquisition of associate	8 799	8 799
Goodwill	98 319	98 319
Capital distribution received	(16 019)	—
	701 323	669 390
Unlisted investments		
Loungefoam (Proprietary) Limited	9 576	9 576
Xinergistix Limited	20 720	18 677
Nomakanjani Logistics Company (Proprietary) Limited*	—	495
– Shares at cost	495	495
– Associate becomes subsidiary	(495)	—
	30 296	28 748
Total investment at cost	731 619	698 138
Attributable share of post-acquisition retained earnings		
At beginning of year	67 455	23 491
Current year share of income	67 159	61 083
Dividends received	—	(9 404)
Associate companies converted to subsidiaries	406	(1 887)
Impairment of post-acquisition retained earnings of Zimbabwean associate companies	—	(6 195)
Foreign currency translation difference	(367)	367
At end of year	134 653	67 455

**The group increased its interest in Nomakanjani Logistics Company (Proprietary) Limited to 100% during the year which resulted in this entity becoming a subsidiary.*

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
15. INVESTMENT IN ASSOCIATE COMPANIES *(continued)*		
Loans due by associate companies	10	7 487
Loungefoam (Proprietary) Limited	10	5 987
Nomakanjani Logistics Company (Proprietary) Limited*	—	1 500
	866 282	773 080

**The group increased its interest in Nomakanjani Logistics Company (Proprietary) Limited to 100% during the year which resulted in this entity becoming a subsidiary.*

Impairment losses

Refer to note 2 – Capital items.

Commitments

The group's obligation in respect of losses and contingent liabilities from associate companies are limited to the extent of the carrying value of the investments.

Information in respect of interest in associate companies (showing Steinhoff's proportionate interest)

	2007 R'000	2006 R'000
Balance sheet		
Assets		
Property, plant and equipment	239 900	169 980
Net current assets	654 232	558 672
Deferred taxation assets	22 917	27 873
Other assets	39 581	23 254
	956 630	779 779
Equity and liabilities		
Share capital and reserves	497 216	438 789
Minority interest	6 775	4 731
Non-current liabilities	35 729	24 178
Deferred taxation liabilities	8 557	6 562
Other liabilities	408 353	305 519
	956 630	779 779

	2007 R'000	2006 R'000
15. INVESTMENT IN ASSOCIATE COMPANIES *(continued)*		
Income statement		
Revenue	1 661 021	1 010 180
Profit before taxation	90 416	81 403
Taxation	(21 196)	(19 468)
Net profit after taxation	69 220	61 935
Attributable to:		
Equity holders of the parent	67 159	61 083
Minority interest	2 061	852
Profit for the year	69 220	61 935

16. INTEREST IN JOINT VENTURE COMPANIES

	Nature of business	Percentage holding 2007	Percentage holding 2006
La-Z-Boy Europe BV	Manufactures recliner chairs	50	50
Van den Bosch Beheer BV	Wholesale and distribution of household goods	50	50
Pennypinchers stores	Distribution of building materials, hardware, home improvement products and related goods and services	50	50
Univiron (Proprietary) Limited	Waste removal specialists	50	50
PG Bison Kenya Limited	Retail outlet selling hardware materials	50	50
Kronotex South Africa (Proprietary) Limited	Supplier of flooring accessories to retail outlets	50	—
Contract Furniture Services (Proprietary) Limited	Fabric sourcing	50	—
Samstar Services (Proprietary) Limited	Provider of security services	33	—
Buffalo Pocket Springs (Proprietary) Limited	Manufactures pocket inner springs	50	—

	2007 R'000	2006 R'000
Loans due by joint venture companies	1 676	—

Impairment losses

Refer to note 2 – Capital items.

Commitments

The joint venture companies did not have any contingent liabilities at year-end.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
16. INTEREST IN JOINT VENTURE COMPANIES *(continued)*		
The proportionate share of the aggregated financial information of the joint venture companies consolidated is:		
Assets and liabilities		
Intangible assets and goodwill	750	5 398
Property, plant and equipment	127 636	120 431
Non-current assets	7 919	—
Current assets	390 562	340 506
Non-current liabilities	(10 163)	(9 017)
Deferred taxation	(4 281)	(3 917)
Current liabilities	(342 084)	(286 847)
	170 339	166 554
Capital and reserves	(170 339)	(166 554)
Revenue and expenditure		
Revenue	1 205 584	905 701
Net expenditure	(1 143 171)	(864 466)
Net profit before taxation	62 413	41 235
17. INVESTMENTS AND LOANS		
Listed investments – preference shares	5 000	—
Unlisted investments	717 149	777 010
Ordinary shares	544 649	597 010
Preference shares	172 500	180 000
Loans receivable	1 627 096	1 765 067
	2 349 245	2 542 077
Directors' valuation of unlisted investments	717 149	777 010

	2007 R'000	2006 R'000

17. INVESTMENTS AND LOANS *(continued)*

Directors' valuation of unlisted investments is based on valuation of the underlying assets of the investments.

The June 2007 30-day volume weighted average share prices on the JSE Limited were used to determine the market value of the listed investment.

Although the market value of the listed investment is less than the carrying value, the directors are of the opinion that the decline in value is temporary and therefore no impairment loss was recognised.

Details of investments are available at the registered office of the company for inspection.

Unlisted investments are classified as available-for-sale financial assets.

The unsecured loans receivable consist of various loans with repayment terms ranging between 13 and 73 months, bearing interest at market-related interest rates, and participating in profit share.

No provision has been made against these loans as the amounts are considered recoverable.

18. DEFERRED TAXATION ASSETS/(LIABILITIES)

18.1 Deferred taxation movement

	2007 R'000	2006 R'000
(Liabilities)/Assets		
Balance at beginning of year restated	**(561 258)**	(320 101)
Deferred taxation of subsidiaries acquired	**(24 826)**	2 286
Deferred taxation of subsidiaries disposed	**(7 495)**	85
Exchange differences on consolidation of foreign subsidiaries	**3 682**	(62 035)
Restatement of Hertz in terms of IFRS 3	**—**	12 760
Amounts charged directly to equity		
Cash flow hedge	**15 383**	(15 491)
Equity component of convertible bond	**—**	(97 466)
Share-based payments	**59 556**	69 107
Actuarial reserve	**(18 479)**	(29 722)
Current year charge	**248 325**	(120 681)
	(285 112)	(561 258)

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
18. DEFERRED TAXATION ASSETS/(LIABILITIES) *(continued)*		
18.2 Deferred taxation balances		
Assets		
Provision for taxation on temporary differences resulting from South African normal taxation rate (29%), South African capital gains taxation (SA CGT) rate (14,5%) and foreign taxation rates (ranging from 8% to 38%):		
Property, plant and equipment	113 041	141 576
Prepayments	15 373	(147)
Provisions	116 693	74 131
Operating leases	91 060	29 579
Share-based payments	163 689	125 204
Cash flow hedge	(108)	—
Other	50 825	(31 166)
Secondary taxation on companies (12,5%)	963	3 365
	551 536	342 542
Taxation losses and credits		
Taxation losses	154 676	213 912
Total deferred taxation assets	706 212	556 454

Realisation of the deferred tax asset is expected out of future taxable income which was assessed and appears reasonable.

	2007	2006
	R'000	R'000
18. DEFERRED TAXATION ASSETS/(LIABILITIES) *(continued)*		
18.2 Deferred taxation balances *(continued)*		
Liabilities		
Provision for taxation on temporary differences resulting from South African normal taxation rate (29%), SA CGT rate (14,5%) and foreign taxation rates (ranging from 8% to 38%):		
Property, plant and equipment (including plantations)	**(386 200)**	(818 200)
Intangible assets	**(373 036)**	(314 780)
Prepayments	**(44 151)**	(18 005)
Provisions	**9 138**	73 597
Equity component of convertible bond	**(87 550)**	(97 466)
Share-based payments	**5 761**	546
Cash flow hedge	**—**	(15 491)
Other	**(186 020)**	9 795
	(1 062 058)	(1 180 004)
Taxation losses and credits		
Taxation losses	**70 734**	62 292
Total deferred taxation liabilities	**(991 324)**	(1 117 712)
18.3 Unrecognised deferred taxation assets		
Deferred taxation assets have not been recognised in respect of the following items:		
Net deductible temporary differences	**19 517**	18 446
Taxation losses	**1 886 305**	505 376
	1 905 822	523 822

The taxation losses and deductible temporary differences do not expire under current taxation legislation. Deferred taxation assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the group can utilise the benefits therefrom.

	2007	2006
18.4 Taxation losses		
The estimated taxation losses available for set-off against future taxable income are:	**2 680 731**	1 288 062

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

19. FINANCIAL INSTRUMENTS

Exposure to credit, interest rate and currency risk arises in the normal course of the group's business activities. Derivative financial instruments are used to hedge exposures to fluctuations in foreign exchange rates and interest rates.

19.1 Foreign currency risk

The group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of the group's operations being primarily rands, euros, United Kingdom pounds and Australian dollars. In turn the currencies giving rise to currency risk are primarily euros, US dollars, UK pounds and Polish zloty.

The group uses forward exchange contracts to hedge its foreign currency risk against the functional currency of its operations. Most of the forward exchange contracts have maturities of less than one year after balance sheet date. As a matter of policy, the group does not enter into derivative contracts for speculative purposes. The fair values of such contracts at year-end, by currency, were:

	2007 '000	2006 '000
Net currency forward contracts to sell/(buy) foreign currency:		
Euros	50 891	47 150
US dollars	84 295	9 207
United Kingdom pounds	10 750	7 099
Japanese yen	(9 710)	(450)
Norwegian kroner	—	(3 999)

	2007	2006
	R'000	R'000

19. FINANCIAL INSTRUMENTS *(continued)*

19.1 Foreign currency risk *(continued)*

The components of the fair value of derivative financial assets and liabilities are summarised below:

	2007 R'000	2006 R'000
Assets		
Fair value of foreign exchange contracts	17 229	48 187
Euros	17 229	42 822
US dollars	—	5 244
Japanese yen	—	1
Norwegian kroner	—	120
	17 229	48 187
Liabilities		
Fair value of foreign exchange contracts	(22 938)	(20 449)
Euros	—	(18 278)
UK pounds	(153)	(2 171)
US dollars	(22 755)	—
Japanese yen	(30)	—
Interest rate swaps and cross-currency derivatives	(180 269)	(87 310)
Other	(1 637)	—
	(204 844)	(107 759)
Net derivative liabilities	(187 615)	(59 572)

The writing of option contracts is prohibited; currency options are only purchased as a cost-effective alternative to forward currency contracts.

The group classifies certain of its forward exchange contracts that hedge forecast transactions as cash flow hedges. The fair value of such contracts recognised as derivative assets and liabilities and adjusted against the hedging reserve at year-end was:

	2007 R'000	2006 R'000
Gross amount	(65 740)	53 418
Deferred taxation	15 383	(15 491)
Amount recognised in equity	(50 357)	37 927

Changes in the fair value of forward exchange contracts of economically hedged monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied, are recognised in the income statement.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

19. FINANCIAL INSTRUMENTS *(continued)*

19.2 Interest rate risk

The group generally adopts a policy of ensuring that its exposure to changes in interest rate risks is on a floating basis although certain domestic medium-term notes and guaranteed registered bonds are issued at fixed coupon rates. The interest and related terms of the group's interest-bearing loans are disclosed in note 28.

The group has entered into three cross-currency interest rate swaps to effectively convert fixed interest US$ borrowings into variable interest euro borrowings. The value of the group's cross-currency interest rate swaps can effectively be split into two components: a portion that is attributable to converting a US$-denominated borrowing liability into a euro-denominated borrowing liability (the currency portion) – the value of this portion changes as currency exchange rates change; and a portion that is attributable to converting fixed rate US$ interest payments into variable rate euro interest payments (the interest portion) – the value of this portion of the swap changes as US$ fixed interest rates, euro variable interest rates and foreign currency exchange rates change.

The swaps are dedicated to convert a total of US$284,5 million (and €23,3 million) of the fixed rate US$-denominated senior notes (note 28) to a variable rate euro liability. The maturity date of the swaps is identical to that of the underlying series of senior notes that they effectively hedge. Under the terms of the swaps, the group receives fixed interest at rates varying from 5,02% to 5,32% and pays floating rate interest at fixed spreads above the six-month EURIBOR rate. The interest payments are due bi-annually, with reset dates being the first day of each calculation period. The transaction has been accounted for as a fair value hedge and the embedded derivative contained within the transaction was calculated with the assistance of a major investment bank.

The fair value of the swaps was estimated as a liability of R180,3 million (2006: R87,3 million) and is offset with the asset arising from the fair value of the underlying debt liability (the US$-denominated senior notes, see note 28) which effectively reduced with a similar amount.

The fixed interest rate note purchase agreement liabilities are fair valued through profit and loss in order to eliminate the potential accounting mismatch arising from measuring the derivative cross-currency interest rate swap at fair value through profit and loss.

19.3 Credit risk

Potential concentration of credit risk consist principally of short-term cash and cash equivalent investments, trade and other receivables and loans receivable. The group deposits short-term cash surpluses with major banks of quality credit standing. Trade receivables comprise a widespread customer base and group companies perform ongoing credit evaluations on the financial condition of their customers. Significant risk exposure exists with regard to the Poco group of companies included in loans receivable (note 17). At 30 June 2007, the group did not consider there to be any other significant concentration of credit risk which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the group companies' management based on prior experience and the current economic environment.

19.4 Treasury risk

Senior executives meet regularly to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecasts.

19. FINANCIAL INSTRUMENTS *(continued)*

19.5 Liquidity risk

The group continuously manages its liquidity risk, which is evidenced by its liquid resources and unutilised borrowing facilities.

19.6 Capital risk

The group manages its capital to ensure that entities in the group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the group consists of debt, which includes the borrowings disclosed in note 28, cash and cash equivalents attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in notes 24, 25 and 26.

The group's risk management committee reviews the capital structure on a semi-annual basis. As a part of this review, the committee considers the cost of capital and the risks associated with each class of capital. Based on recommendations of the committee, the group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt. The risk management committee and the treasury department are currently in negotiations with various financial institutions with a view of refinancing the R1 billion bond which matures on 28 February 2008.

The group's overall strategy remains unchanged from 2006.

19.7 Fair values

The group's financial instruments consist mainly of cash at bank and cash equivalents, investments, trade and other receivables, trade and other payables, derivative assets and liabilities, and long and short-term liabilities.

The estimated net fair values at which financial instruments are carried on the balance sheet at 30 June 2007 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts the group could realise in the normal course of business.

	2007 R'000	2006 R'000
20. INVENTORIES		
20.1 Inventories at cost less provisions		
Raw materials	375 547	453 889
Work-in-progress	126 065	124 084
Consumables and spares	192 342	183 535
Packing materials	520	1 557
Finished goods	1 584 708	1 473 232
Vehicles	1 172 263	932 027
	3 451 445	3 168 324
20.2 Inventories carried at net realisable value	581 270	559 789
20.3 Amount of write-down of inventory to net realisable value included as an expense during the year	24 957	—

Included in the above are vehicles, relating to the operations of Unitrans, which are subject to loans of R469 million (2006: R409 million) in respect of the manufacturers' floor plan financing, comprising of interest-bearing amounts and which are included in trade and other payables and current loans payable.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
21. TRADE AND OTHER RECEIVABLES		
Trade receivables	5 084 656	5 029 044
Less: Provision for bad debts	(175 989)	(166 230)
Less: Provision for credit notes and discounts	(56 762)	(88 366)
	4 851 905	4 774 448
Prepayments	683 380	556 581
Other amounts due	399 723	379 944
	5 935 008	5 710 973

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

	2007 R'000	2006 R'000
Movement in provision for bad debts		
Balance at beginning of year	(166 230)	(146 308)
Eliminated on disposal of subsidiaries and businesses	2 979	10
Arising on acquisition of subsidiaries	(2 037)	(155)
Additional provision raised	(16 480)	(17 579)
Amounts used during the year	14 315	6 952
Amounts unused reversed	(4 249)	1 556
Foreign exchange differences	(4 287)	(10 706)
Balance at end of year	(175 989)	(166 230)

	2007 R'000	2006 R'000
22. SHORT-TERM LOANS RECEIVABLE		
These loans are made to various entities, including suppliers. The loans are unsecured, interest-bearing and repayable on demand.	292 066	160 124

The directors consider that the carrying amounts of loans receivable approximate their fair value.

	2007 R'000	2006 R'000

23. ASSETS CLASSIFIED AS HELD FOR SALE

The directors resolved to dispose of certain items of property, plant and equipment in the Unitrans Group and of Rotique Timbers Natal (Proprietary) Limited. The property, plant and equipment are included in logistical services and household goods and building supplies respectively for segmental purposes. The proceeds on disposal are expected to exceed the net carrying amount of the property, plant and equipment and accordingly no impairment has been recognised.

These assets are available for immediate sale in their present condition. Management is committed to the sale, which is expected to occur within 12 months of being classified as held for sale.

The carrying amount of total assets held for sale still carried in the balance sheet is:

	2007 R'000	2006 R'000
Property, plant and equipment	41 361	13 878

24. ORDINARY SHARE CAPITAL AND PREMIUM

		2007 Number of shares	2006 Number of shares	2007 R'000	2006 R'000
24.1	**Authorised**				
	Ordinary shares of 0,5 cents each	2 000 000 000	2 000 000 000	10 000	10 000
24.2	**Issued**				
	Shares in issue at beginning of year	1 146 234 148	1 134 695 535	5 731	5 674
	Shares issued during the year	148 116 233	11 538 613	741	57
		1 294 350 381	1 146 234 148	6 472	5 731
24.3	**Share premium**				
	Balance at beginning of year			3 044 816	3 218 773
	Share premium arising on issue of shares			3 251 684	166 568
	Share issue expenses			(591)	(116)
	Capital dividend distribution			(428 089)	(340 409)
	Balance at end of year			5 867 820	3 044 816

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006	2007	2006
	Number of shares	Number of shares	R'000	R'000
24. ORDINARY SHARE CAPITAL AND PREMIUM *(continued)*				
24.4 Treasury shares				
Balance at beginning of year	(4 791 964)	(4 111 728)	(37 222)	(33 592)
Disposal of shares	9 834 188	4 177 938	157 061	—
Unitrans treasury shares and shares held by Fundiswa which became treasury shares on the share exchange	(33 339 998)	—	(778 489)	—
Issue of shares to the Steinhoff International Share Trust (the trust)	(4 934 345)	(4 858 174)	(110 727)	(3 813)
Purchases of shares by the trust	(4 664 976)	—	(101 743)	—
Capital dividend distribution	—	—	1 058	183
Balance at end of year	(37 897 095)	(4 791 964)	(870 062)	(37 222)
Total issued ordinary share capital and premium	1 256 453 286	1 141 442 184	5 004 230	3 013 325
24.5 Movement of net share capital and premium				
Balance at beginning of year			3 013 325	3 190 855
Movement for the year			2 417 936	162 696
Net shares issued			3 141 698	141 768
Treasury shares sold			157 061	21 044
Listing expenses			(591)	(116)
Unitrans treasury shares and shares held by Fundiswa which became treasury shares on the share exchange			(778 489)	—
Purchases of shares by the trust			(101 743)	—
Capital distribution			(427 031)	(340 226)
Balance at end of year			5 004 230	3 013 325

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the meetings of the company.

24. ORDINARY SHARE CAPITAL AND PREMIUM *(continued)*

24.6 Unissued shares

	2007 Number of shares	2006 Number of shares
Total unissued shares	705 649 619	853 765 852
Unissued shares	393 734 146	500 000 000
Reserved for bond holders	54 744 526	54 744 526
Shares under the control of the directors until the forthcoming annual general meeting	156 865 598	200 409 947
Shares reserved for Steinhoff International Share Trust	100 305 349	98 611 379

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE Limited (JSE) relating to a general authority of directors to issue shares for cash. This authorisation includes any future share issue in respect of the convertible bond which the company has issued on 30 June 2006 (note 28).

24.7 Share-based payments

Terms of scheme

Steinhoff International Holdings Limited

Under the 2003 share incentive scheme participants were granted rights during December 2003 and October 2004. These rights are to be acquired subject to meeting future performance vesting conditions. Vesting of options occurs in equal tranches over a three-year period commencing December 2006. Refer to the remuneration report for vesting conditions. It is noted that the market related performance hurdles in respect of the share incentive scheme, that is outlined in note 43.2, was met and the share rights have matured and will mature in three annual tranches effective from 1 December 2006.

Under the 2006 share incentive grant participants were granted rights on 1 December 2006 and 15 June 2007. These rights are to be acquired subject to meeting future performance vesting conditions. Vesting of rights occurs on 1 December 2009. Refer to the remuneration report for vesting conditions.

Unitrans Holdings (Proprietary) Limited

The vesting periods of the shares and options before 3 December 1998 were 30%, 35% and 35% on the third, fifth and seventh anniversaries respectively of the offer date. Allocations of shares and options on or after 3 December 1998 vested as to 25% on each of the second, third, fourth and fifth anniversaries of the offer date. The vesting of the options on or after 19 November 2002 was further subject to the matching or exceeding, over the relevant periods, of the growth in the INDI25 index published by the JSE.

As part of the Unitrans minority take-out transaction each share option, share purchase and share right granted by Unitrans and outstanding at the effective date, was exchanged for two Steinhoff shares. Unitrans now issues Steinhoff shares to employees participating in the share incentive schemes.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

24. ORDINARY SHARE CAPITAL AND PREMIUM *(continued)*

24.7 Share-based payments *(continued)*

	Steinhoff International 2007 Number of rights	Steinhoff International 2006 Number of rights	Unitrans 2007 Number of rights	Unitrans 2006 Number of rights
The number of share rights for the above schemes accounted for under IFRS 2 is:				
Outstanding at beginning of year	37 022 506	37 022 506	1 684 750	1 886 250
Granted during the year	4 978 666	—	1 140 937	—
Exercised during the year	(6 185 449)	—	(90 000)	(147 500)
Forfeited during the year	—	—	(60 450)	(54 000)
Unitrans options, share purchases and rights exchanged for Steinhoff shares and transferred to Steinhoff	5 350 474	—	(2 675 237)	—
Outstanding at end of year	41 166 197	37 022 506	—	1 684 750
Exercisable at end of year	4 185 529	—	—	284 000

	Steinhoff International 2007 R'000	Unitrans 2007 R'000	Total 2007 R'000	Steinhoff International 2006 R'000	Unitrans 2006 R'000	Total 2006 R'000
Share-based payment reserve accounted for under IFRS 2 is as follows:						
Balance at beginning of year restated	202 854	13 344	216 198	99 271	8 055	107 326
Share-based payment reserve eliminated on disposal of subsidiary	—	(1 568)	(1 568)	—	—	—
Share-based payment reserve transferred to Steinhoff	19 489	(19 489)	—	—	—	—
Deferred tax raised on share-based payments	59 556	—	59 556	69 107	—	69 107
Employee expenses	35 856	7 713	43 569	34 476	5 289	39 765
Granted during the year	9 054	4 197	13 251	—	—	—
Forfeited during the year	—	—	—	—	—	—
Unlocking of the scheme	26 802	3 516	30 318	34 476	5 289	39 765
Balance at end of year	317 755	—	317 755	202 854	13 344	216 198

Refer to note 43.2 for directors' interest in the share incentive scheme.

24. ORDINARY SHARE CAPITAL AND PREMIUM *(continued)*

24.7 Share-based payments *(continued)*

Assumptions

Steinhoff International Holdings Limited

The fair value of services received in return for share rights granted is measured by reference to the fair value of the share rights granted. The estimated fair value of the services received is measured based on the assumption that all vesting conditions are met and all employees remain in service. The pricing model used was the Black Schöles model. The volatility was estimated using the weekly Steinhoff closing share price over a rolling four-year period.

Fair value of share options and assumptions:	2007 June Grant	2006 December Grant	2003 December Grant
Fair value at measurement date	R4,62	R12,12	R3,60 – R3,80
Share price at grant date – December 2003	—	—	R7,02
Share price at grant date – October 2004	—	—	R8,61
Share price at grant date – December 2006	—	R23,19	—
Share price at grant date – June 2007	R22,65	—	—
Exercise price	R0,005	R0,005	R0,005
Expected volatility	27,33%	26,88%	31,00%
Dividend yield	1,48%	1,52%	2,50%
Risk-free interest rate	8,58%	8,18%	7,78%
Option life	2,5 years	3 years	5 years

Unitrans Holdings (Proprietary) Limited

The weighted average share price at the date of exercise of share options exercised during the year approximates the weighted average share price for the year of R47,21 per share (2006: R38,98). The options outstanding at the end of the year have a weighted average remaining contractual life of 6,6 years (2006: 7,6 years).

Options were granted on 8 December 2004 at an exercise price of R31,01 per option. The estimated fair value of the options granted is R10,31 per option.

Share rights were granted on 24 November 2006 at R0,10 per share right. Share rights with regard to 2005 will vest and mature on the second anniversary of the grant date and the rights with regard to 2006 will vest and mature on the third anniversary of the grant date. The estimated fair value of a 2005 share right is R15,07 and a 2006 right is R15,16 per share right on the date of exchange to Steinhoff shares.

24.8 Steinhoff International Share Trust

Terms of scheme

The share incentive schemes were approved at the annual general meetings on 6 December 1999 and 1 December 2003. Rights were allocated in terms of a deferred delivery scheme.

	2007	2006
	Number of rights	
Outstanding at beginning of year	9 536 765	14 489 959
Purchased during the period	39 035 083	—
Forfeited during the period	(5 769 563)	(734 116)
Exercised during the period	(9 258 672)	(4 219 078)
Outstanding at end of year	33 543 613	9 536 765

Refer to note 43.2 for directors' interest in the Steinhoff International Share Trust Scheme.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	R'000	R'000
25. RESERVES AND MINORITY INTERESTS		
Distributable reserves	9 372 749	6 483 981
Balance at beginning of year restated	6 483 981	4 580 444
Profit for the year attributable to equity holders of the parent	2 969 621	1 949 165
Preference dividends	(86 603)	(43 234)
Transfers from other reserves	5 750	(2 394)
Other reserves	1 855 969	1 518 977
	11 228 718	8 002 958
Minority interests		
Balance at beginning of year	728 821	882 750
Profit for the year attributable to minorities	4 819	64 141
Unitrans take-out	(560 430)	—
Homestyle take-out	(50 884)	—
Eliminated on disposal of subsidiary	—	222
Sold shares to minority equity holders	—	2 510
Increase in investment in subsidiary	(6 766)	45 616
Dividends paid	(5 500)	(989)
Equity movements	(19 856)	(5 894)
Homestyle restatement (note 42)	—	(86 177)
Share buy-back by subsidiary	—	(162 790)
Other	(4 291)	99
Foreign currency translation differences	(3 792)	(10 667)
Balance at end of year	82 121	728 821

25. RESERVES AND MINORITY INTERESTS *(continued)*

	Convertible and redeemable bond R'000	Cash flow hedging and other fair value reserves R'000	Share-based payment reserve R'000	Actuarial gains reserve R'000	Foreign currency translation reserve R'000	Statutory reserves R'000	Total R'000
Other reserves							
Balance at 30 June 2005 restated	—	468	107 326	—	345 638	2 210	455 642
Actuarial gains recognised	—	—	—	52 322	—	—	52 322
Deferred taxation on actuarial gains	—	—	—	(29 722)	—	—	(29 722)
Investment reserves released to income	—	—	—	—	—	(1 447)	(1 447)
Exchange differences on consolidation of foreign subsidiaries	—	—	—	—	672 844	—	672 844
Restatement of cash flow hedges to fair value	—	53 418	—	—	—	—	53 418
Deferred taxation on restatement of cash flow hedges to fair value	—	(15 491)	—	—	—	—	(15 491)
Insurance contingency reserves	—	—	—	—	—	1 827	1 827
Share-based payments	—	—	39 765	—	—	—	39 765
Deferred taxation on share-based payments	—	—	69 107	—	—	—	69 107
Convertible bond – equity component	318 178	—	—	—	—	—	318 178
Convertible bond – deferred taxation on equity component	(97 466)	—	—	—	—	—	(97 466)
Balance at 30 June 2006 restated	**220 712**	**38 395**	**216 198**	**22 600**	**1 018 482**	**2 590**	**1 518 977**

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	Convertible and redeemable bond R'000	Cash flow hedging and other fair value reserves R'000	Share-based payment reserve R'000	Actuarial gains reserve R'000	Foreign currency translation reserve R'000	Statutory reserves R'000	Total R'000
25. RESERVES AND MINORITY INTERESTS *(continued)*							
Other reserves *(continued)*							
Actuarial gains recognised	—	—	—	56 188	—	—	56 188
Deferred taxation on actuarial gains	—	—	—	(18 479)	—	—	(18 479)
Investment reserves released to income	—	—	—	—	—	(1 317)	(1 317)
Exchange differences on consolidation of foreign subsidiaries	—	—	—	—	248 662	—	248 662
Foreign currency translation reserve released to income on disposal of investment	—	—	—	—	331	—	331
Restatement of cash flow hedges to fair value	—	(65 740)	—	—	—	—	(65 740)
Deferred taxation on restatement of cash flow hedges to fair value	—	15 383	—	—	—	—	15 383
Eliminated on disposal of subsidiaries	—	—	(1 568)	—	—	—	(1 568)
Insurance contingency reserve	—	—	—	—	—	6 157	6 157
Share-based payments	—	—	43 569	—	—	—	43 569
Deferred taxation on share-based payments	—	—	59 556	—	—	—	59 556
Transfers to distributable reserves	—	(482)	—	—	—	(5 268)	(5 750)
Balance at 30 June 2007	220 712	(12 444)	317 755	60 309	1 267 475	2 162	1 855 969

25. RESERVES AND MINORITY INTERESTS *(continued)*

Distributable reserves

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary taxation on companies.

Convertible and redeemable bond reserve

This represents the equity component of the convertible and redeemable bond (note 28).

Cash flow hedging reserve and fair value reserves

Comprise the cumulative net change in the fair value of available-for-sale investments/assets until the investment is derecognised as well as cash flow hedges recognised in equity.

Share-based payment reserve

Comprises the net fair value of equity instruments granted to employees expensed under share incentive schemes.

Actuarial gains reserve

Comprises actuarial gains on defined benefit plans recognised in equity.

Foreign currency translation reserve

Comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Statutory reserves

Comprise reserves required in terms of statutory requirements.

	2007	2006	2007	2006
	Number of shares	Number of shares	R'000	R'000
26. PREFERENCE SHARE CAPITAL AND PREMIUM				
26.1 Authorised				
Steinhoff				
Variable rate, non-cumulative, non-redeemable, non-participating preference shares of 0,1 cent each	**1 000 000 000**	1 000 000 000	**1 000**	1 000
Steinhoff Investment				
Variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cent each	**495 000 000**	495 000 000	**495**	495
26.2 Issued				
Steinhoff Investment				
In issue at beginning of year	**15 000 000**	6 500 000	**15**	7
Shares issued during the year	**—**	8 500 000	**—**	8
In issue at end of year	**15 000 000**	15 000 000	**15**	15

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 Number of shares	2006 Number of shares	2007 R'000	2006 R'000
26. PREFERENCE SHARE CAPITAL AND PREMIUM *(continued)*				
26.3 Share premium				
Balance at beginning of year			1 549 229	643 872
Share premium arising on issue of shares			–	910 572
Preliminary expense			–	(5 215)
Balance at end of year			1 549 229	1 549 229
26.4 Treasury shares	(4 615 755)	(4 801 777)	(506 770)	(527 122)
Total issued preference share capital and premium	10 384 245	10 198 223	1 042 474	1 022 122

Terms of issued preference shares

The preference shares earn dividends on the issue price at the rate of 75% of the prime lending rate quoted by Absa Bank Limited or its successor in title in South Africa. Although the rights to receive dividends are cumulative, declaration of such dividends is at the discretion of the board of directors of Steinhoff Investment.

The directors of Steinhoff Investment are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash.

27. BLACK ECONOMIC EMPOWERMENT (BEE) TRANSACTIONS

27.1 Fundiswa Investments (Proprietary) Limited (Fundiswa)

During the 2005 financial year, Unitrans entered into a BEE transaction with Fundiswa in terms of which Steinhoff assisted Fundiswa to obtain its Unitrans investment. Steinhoff retained the majority of the risks and rewards pertaining to the 11,6 million Unitrans shares held by Fundiswa, resulting in the effective consolidation of Fundiswa in terms of SIC 12 – *Consolidation of Special-Purpose Entities*. As part of the minority take-out (more fully disclosed in the directors' report), the Unitrans shares held by Fundiswa were exchanged for 23,2 million Steinhoff shares and these shares are treated as treasury shares on consolidation.

The purchase of the equity instruments by Fundiswa was funded by a loan from an investment bank. Steinhoff Africa guaranteed the loan amount, and a put premium of 6% is provided on the loan. Subsequently the loan was converted to cumulative, non-convertible, redeemable preference shares of Fundiswa. The put option on the loan was converted to a put option in respect of the "A" preference shares of Fundiswa. Fundiswa also issued 6% cumulative, non-convertible, redeemable "B" preference shares to Steinhoff Investment as consideration for the put option.

27. BLACK ECONOMIC EMPOWERMENT (BEE) TRANSACTIONS *(continued)*

27.2 Micawber 455 (Proprietary) Limited (Micawber)

During the prior year, Steinhoff entered into an agreement with a BEE party to obtain ordinary shares in an associate company, KAP International Holdings Limited (KAP). The BEE party obtained equity instruments of the associate company through a new entity called Micawber. Micawber purchased the ordinary shares at a purchase price of R84,6 million. The transaction was funded through "A" preference shares on which Micawber pays and accrues dividends at 67% of the prime interest rate. Micawber also has an obligation to Steinhoff Investment, as a "B" preference shareholder, at 6% of the "A" preference share capital and dividends outstanding. In addition, Micawber and Steinhoff Africa entered into an equity sharing arrangement whereby the parties agree to share the surplus equity interest resulting from the potential disposal of the shares based on a formula dependent on the timing of the potential disposal.

Steinhoff does not control or have any interests in Micawber, but retains the majority of the risks and rewards pertaining to the KAP shares held by Micawber until the funding obligation has been repaid. The effective interest of Micawber's shareholding in KAP was therefore accounted for as an increase in the holding of Steinhoff Group in KAP (effective consolidation of Micawber).

	2007	2006
	R'000	R'000
28. INTEREST-BEARING LOANS AND BORROWINGS		
28.1 Analysis of closing balance		
Secured financing		
Mortgage and term loans	102 623	249 550
Capitalised finance lease and instalment sale agreements	69 073	46 938
Long-term licence fee liability	97 522	157 180
	269 218	453 668
Unsecured financing		
Syndicated loans	2 501 724	2 485 081
Domestic medium-term note	413 356	413 366
Guaranteed registered bond	1 033 425	1 033 425
Convertible bond (debt portion)	1 233 730	1 163 910
Note purchase agreement	2 136 579	2 128 477
Deferred payment – non-exiting vendors	342 346	287 494
Term loans	750 000	450 000
Preference shares: Fundiswa Investments (Proprietary) Limited	335 848	343 149
Preference shares: Micawber 455 (Proprietary) Limited	92 113	88 484
Bank loans	320 257	300 348
Other	37 976	82 666
	9 197 354	8 776 400
Total non-current liabilities	9 466 572	9 230 068
Portion payable before 30 June 2008 included in current liabilities	(2 179 615)	(855 511)
Net non-current liabilities	7 286 957	8 374 557

Except for the note purchase agreement carried at fair value, all other loans and borrowings are carried at amortised cost.

The directors consider that the carrying amount of interest-bearing loans and borrowings approximates their fair value.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*		
28.1 Analysis of closing balance *(continued)*		
Current liabilities		
Portion of non-current liabilities payable before 30 June 2008	2 179 615	855 511
Other current loans payable	1 148 439	1 487 904
Total current liabilities	3 328 054	2 343 415
28.2 Analysis of repayment		
Repayable within the next year and thereafter		
Next year	3 328 054	2 343 415
Within two to five years	5 134 731	5 682 253
Thereafter	2 152 226	2 692 304
	10 615 011	10 717 972

	Facility '000	Maturity date	Interest rate	2007 R'000	2006 R'000
28.3 Loan details					
Secured					
Commerzbank, OLB and DZ Bank	€30 500	—	3,89% and 4,47%	—	95 807
The loan was repaid during the year. The rights of the security holders over the assets were cancelled and the assets have been released.					
Sparkasse Hochsauerland and CIB	€1 067	31 March 2008	3,85% to 4,60%	5 426	38 023
These mortgage loans are secured and renegotiated at 12 to 18 month intervals.					
Royal Bank of Scotland plc	£6 721	30 June 2012	LIBOR + 0,76%	95 671	115 720
The term loans are repayable in semi-annual instalments, with final payment on 30 June 2012.					

28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*

28.3 Loan details *(continued)*

	Facility '000	Maturity date	Interest rate	2007 R'000	2006 R'000
Secured (continued)					
Nedbank mortgage loan	R4 600	1 September 2009	Prime minus 2%	**1 526**	—
This mortgage loan is secured and final payment is due on 1 September 2009.					
Capitalised finance lease and instalment sale arrangements	—	—	10,5% to 11,5%	**69 073**	46 938
Secured hire purchase and lease agreements repayable in monthly or annual instalments over periods of five to eight years. These leases are with various counterparties.					
Long-term licence fee liability due to Rand Merchant Bank (RMB)	—	15 July 2008	—	**97 522**	157 180
Repayable in equal instalments of R34 262 375 semi-annually, with the final payment on 15 July 2008. The licence fee liability represents the net present value of the future minimum licence payments discounted at a market-related interest rate in South Africa. Funds on call and deposit to the amount of R198 487 028, have been pledged as security for the long-term licence fee liability.					
The book value of assets encumbered in favour of the above mortgage and term loans and finance lease and instalment sale agreements amount to R345 332 000 (2006: R1 113 410 000) (note 12).					
Unsecured					
Syndicated loan facilities					
Citibank International Plc and Commerzbank International SA: Revolving credit facility	€235 000	22 June 2009	EURIBOR + 0,55%	**1 196 688**	1 557 200
Royal Bank of Scotland: Term loan	€91 674	30 June 2010	LIBOR + 0,55%	**1 305 036**	927 881
Royal Bank of Scotland: Revolving credit facility	£30 000	—	LIBOR + 0,50%	—	—
Steinhoff has subordinated shareholders' loans due from Steinhoff Europe AG (Austria), amounting to €275 million, and due from Steinhoff Möbel Holdings Alpha GmbH, amounting to €56,3 million, until the senior debt has been unconditionally and irrevocably paid and discharged in full.					

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	Facility '000	Maturity date	Interest rate	2007 R'000	2006 R'000
28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*					
28.3 Loan details *(continued)*					
Unsecured (continued)					
Domestic medium-term note	R1 500 000	31 August 2010	9,34%	**413 356**	413 366
Note with a nominal value of R400 million and a coupon rate of 9,5%. The effective interest rate is 9,34%. Interest is payable semi-annually in arrears on 28 February and 31 August of each year, commencing on 31 August 2005. The company has committed itself as guarantor in respect of the Unitrans note programme.					
Guaranteed registered bond	R1 000 000	28 February 2008	10%	**1 033 425**	1 033 425
This bond is unconditionally and irrevocably guaranteed jointly and severally by Steinhoff Africa and Steinhoff.					
Convertible bond	R1 500 000	30 June 2013	5,7%	**1 233 730**	1 163 910
The bond is convertible to 54,74 million ordinary shares of Steinhoff at R27,40 per ordinary share. The coupon rate is 5,7% per annum. The fair values of the liability component and the equity conversion component were determined at issuance of the bond (note 25). *The fair value of the liability component* was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves (note 25), net of deferred taxes.					

	Facility			2007	2006
	'000	Maturity date	Interest rate	R'000	R'000
28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*					
28.3 Loan details *(continued)*					
***Unsecured** (continued)*					
Note purchase agreement					
Senior notes series A	$142 000	15 March 2015	5,32%	**954 121**	954 927
Senior notes series B	$142 500	15 March 2012	5,02%	**957 481**	958 290
Senior notes series C	€23 500	15 March 2012	4,10%	**224 977**	215 260
The group has entered into a combined cross-currency interest rate swap on the series A and B loans (note 19.2).					
The series A and B loans are fair valued through profit and loss in order to eliminate the accounting mismatch arising from measuring the derivative hedging instrument through profit and loss.					
Steinhoff has subordinated shareholders' loans due from Steinhoff Europe AG (Austria), amounting to €275 million, and due from Steinhoff Möbel Holdings Alpha GmbH, amounting to €56,3 million, until the senior debt has been unconditionally and irrevocably paid and discharged in full.					
Deferred payment – non-exiting vendors					
Loan payable to vendors in respect of PG Bison Holdings (Proprietary) Limited, either in cash and/or by way of the issue of preference shares in PG Bison Holdings (Proprietary) Limited.	—	4 July 2007	6%	**217 910**	287 494
Loan payable to vendors in respect of BCM Group, by way of the issue of 5 139 902 ordinary shares in Steinhoff, accounted at a price of R24,21 per share.	—	15 October 2007	—	**124 436**	—
Calyon Corporate and Investment Bank	R550 000	30 June 2010	JIBAR + 1%	**450 000**	450 000
Term loan repayable at maturity date with interest payable monthly.					
Nedbank Limited	R740 000	30 September 2010	JIBAR + 1,15%	**300 000**	—
The term loan is repayable on 30 September 2010 and bears interest at JIBAR plus 1,15% per annum, calculated quarterly.					

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	Facility '000	Maturity date	Interest rate	2007 R'000	2006 R'000
28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*					
28.3 Loan details *(continued)*					
Unsecured (continued)					
RMB – Preference shares: Fundiswa Investments (Proprietary) Limited (Fundiswa)	—	4 October 2009	67% of prime	**335 848**	343 149
"A" redeemable preference shares issued by Fundiswa with a par value of R1 per share to RMB.					
RMB – Preference shares: Micawber 455 (Proprietary) Limited (Micawber)	—	15 December 2010	67% of prime	**92 113**	88 484
"A" redeemable preference shares issued by Micawber with a par value of R1 per share to RMB.					
Bank loans at variable interest rates	—	Varying repayment terms	4,47% – 10%	**320 257**	300 348
Other loans	—	—	—	**37 976**	82 666
				9 466 572	9 230 068
Current loans payable					
Glenrand Premier Finance Solutions (Proprietary) Limited		January 2008	Prime minus 2,8%	**32 175**	30 695
Floorplan creditors		Varying repayment terms	Between prime minus 1% and prime minus 2%	**66 238**	67 123
Bank loans at variable interest rates		Varying repayment terms	2,85% – 9,8%	**766 141**	927 125
Revolving credit facility: Royal Bank of Scotland Plc		Daily	EURIBOR or LIBOR plus 0,38%	—	397 822
Trademark deliverable to Bravo Group		—	—	**189 413**	—
Other		—	—	**94 472**	65 139
				1 148 439	1 487 904

	2007 R'000	2006 R'000
28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*		
28.4 Convertible bond		
Balance at beginning of year	1 163 910	—
Proceeds from issue of convertible notes	—	1 500 000
Transaction costs	—	(17 912)
Amount classified as equity	—	(220 712)
Deferred taxation	—	(97 466)
Coupon interest	(85 697)	—
Market implied interest	119 892	—
Interest accrual	35 625	—
Balance at end of year	1 233 730	1 163 910
29. EQUALISATION OF OPERATING LEASE PAYMENTS		
Total	106 307	189 493
Current portion transferred to current liabilities	(9 174)	(1 445)
Long-term portion	97 133	188 048
30. EMPLOYEE BENEFITS		
Afcol Pension Fund	—	—
PG Bison Pension Fund	56 186	49 764
Homestyle Pension Fund	92 077	145 036
Post-retirement medical benefits	9 628	9 541
Preference share scheme	106 381	—
Phantom share scheme	18 483	—
Leave pay provision	177 627	169 880
Bonus provision	113 867	96 111
Christmas bonus accrual	60 194	37 010
Total liability	634 443	507 342
Transferred to short-term portion	(351 688)	(303 001)
Long-term liability	282 755	204 341

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

30. EMPLOYEE BENEFITS *(continued)*

30.1 Provident and pension funds

The majority of the group's South African salaried employees and Homestyle employees are members of either a provident fund or a pension fund. The South African funds are all defined contribution funds, whereas the Homestyle employees belong to either defined benefit or contribution plans. Certain employees do not belong to group funds, but contribute to umbrella funds or industry funds established and administered by national bargaining councils.

The majority of the employees of the group's subsidiaries in Europe and Australia are members of state-managed retirement benefit schemes operated by the governments of the various countries. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the group to the retirement benefit schemes is to make the specified contributions.

All retirement benefit plans operated by group companies domiciled in the Republic of South Africa are governed by the Pension Funds Act (Act No 24 of 1956) (the Pension Funds Act). Approximately 99% (2006: 98%) of South African full-time group employees are covered by retirement benefit plans.

The total cost charged to income (note 3.11) represents contributions payable to these schemes by group companies at rates specified in the rules of these schemes.

30.2 Defined contribution plans

The assets of the defined contribution plan are held and managed separately from those of the group. The management of these funds is under the control of a suitably qualified board of trustees. The only obligation of the group to the retirement benefit plan is to deduct employee contributions monthly and to pay these over to the administrators. The group's contribution to these funds amounted to R129 million (2006: R130 million).

30.3 Defined benefit plans

30.3.1 Defined benefit plans awaiting final approval for substantial closure

Afcol Pension Fund

Most employees on the Afcol Pension Fund have transferred to the Steinhoff Group Retirement Fund as at 1 March 2004. The section 14 transfer was approved by the Financial Services Board on 6 September 2004. On receipt of the taxation clearance from the South African Revenue Service, the transfer of the last members will be finalised.

The process of surplus apportionment is complete. No future benefits will accrue after 29 February 2004, being the effective date of transfer to the Steinhoff Group Retirement Fund.

The effective date of the most recent actuarial valuation is 31 March 2004. At that date, in the opinion of the actuary, the defined benefit plan was found to be in a sound financial position.

	2007	2006
	R'000	R'000

30. EMPLOYEE BENEFITS *(continued)*

30.3 Defined benefit plans *(continued)*

30.3.1 *Defined benefit plans awaiting final approval for substantial closure (continued)*

Afcol Pension Fund (continued)

The financial details of the fund and the effect on the group's annual financial statements are highlighted below.

Amounts included in the balance sheet arising from the group's obligation to defined benefit retirement plans are:

	2007 R'000	2006 R'000
Present value of funded obligations	(29 864)	(6 106)
Fair value of plan assets	46 562	34 105
Net pension asset	16 698	27 999
Unrecognised net loss	—	7 775
Unrecognised due to paragraph 58 limit	(16 698)	(35 774)
Asset recognised on the balance sheet	—	—

During the prior year, the group's actuaries confirmed that significantly more historical information on former members was identified. As these members have a right to a minimum benefit as outlined in the Pension Funds Act and regulations, it is unlikely that any surplus will be apportioned to the employer.

Components of income statement expenses:

	2007 R'000	2006 R'000
Interest cost	547	51
Expected return on plan assets	(2 044)	(3 942)
Past improper use of surplus	—	13 890
Unrecognised past service cost	23 291	—
Unrecognised due to paragraph 58 limit	(19 076)	—
Paragraph 58A net loss	7 625	—
	10 343	9 999

Changes in the present value of the defined benefit obligation are as follows:

	2007 R'000	2006 R'000
Balance at beginning of year	6 106	631
Interest cost	547	51
Actuarial (gains)/losses	(14)	5 488
Benefits paid	(66)	(64)
Past service cost	23 291	—
Balance at end of year	29 864	6 106

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	R'000	R'000
30. EMPLOYEE BENEFITS *(continued)*		
30.3 Defined benefit plans *(continued)*		
30.3.1 Defined benefit plans awaiting final approval for substantial closure (continued)		
Afcol Pension Fund (continued)		
Changes in fair value of plan assets are as follows:		
Balance at beginning of year	34 105	46 404
Expected return on plan assets	2 044	3 942
Actuarial gains/(losses)	136	(2 287)
Contributions by employer	10 343	—
Past improper use of surplus	—	(13 890)
Benefits paid	(66)	(64)
Balance at end of year	46 562	34 105
Expected contributions to defined benefit plans in 2008	—	—
The major categories of plan assets as a % of total plan assets are as follows:	%	%
Property	12	11
Cash	88	89
	100	100
	R'000	R'000
Experience adjustments on plan liabilities	251	(5 075)
Experience adjustments on plan assets	136	(2 287)

	2007	2006	2005
	R'000	R'000	R'000

30. EMPLOYEE BENEFITS *(continued)*

30.3 Defined benefit plans *(continued)*

30.3.1 *Defined benefit plans awaiting final approval for substantial closure (continued)*

Afcol Pension Fund (continued)

The history of the plan for the current and prior years is as follows:	2007 R'000	2006 R'000	2005 R'000
Fair value of plan assets	46 562	34 105	46 404
Present value of benefit obligations	(29 864)	(6 106)	(631)
Deficit	16 698	27 999	45 773

Key assumptions used:	2007 %	2006 %
Discount rate	7,8	9,0
Expected return on plan assets	5,3	6,0
Inflation	4,8	5,8
Pension increase allowance	3,6	4,3

IAS 19 – *Employee Benefits* paragraph 58 only allows an asset to be recognised on the company's balance sheet to the extent that economic benefits are available to the company in the form of refunds or reductions in future contributions.

The Pension Funds Act precludes the company from accessing the asset of the above fund and, accordingly, it has not been recognised on the group's balance sheet.

30.3.2 *Defined benefit plans substantially closed: Final surplus apportionment lodged with the Financial Services Board*

30.3.2.1 *Unitrans Retirement Fund*

There is a minimum guarantee in place for the pre-1995 members of the Unitrans Retirement Fund. The fund is subject to the requirements of the Pension Funds Act regarding the surplus apportionment exercise. R7,02 million was paid to the fund in respect of improper use of the surplus up to December 2002, and a further R4,14 million was paid to eliminate the contribution shortfall that arose between January 2003 and April 2005. A R nil apportionment scheme as at 1 January 2003 has been submitted for approval by the Financial Services Board.

30.3.2.2 *PG Bison Pension Fund*

The PG Bison Pension Fund is both a defined benefit and defined contribution fund. The defined benefit fund has been closed for new entrants. The fund was last actuarially valued on 31 March 2004 and the valuation revealed the fund to be in a sound financial position.

In the 2005 year, the fund underwent a process of obtaining former member data and investigating instances of improper use. These investigations have been finalised and the statutory valuation of the surplus at December 2003 has been updated. Financial Services Board approval for the surplus apportionment and the quantification of the improper use repayment is still pending.

As a result of the actuarial valuation exercise undertaken to establish the surplus at apportionment date, one area of improper use was identified, namely granting additional years of service to selected individuals. These enhancements have to be reimbursed to the fund by PG Bison Holdings (Proprietary) Limited (PG Bison). The reimbursement has been quantified by the actuary as R7,4 million and has been accrued for by PG Bison at 30 June 2005.

No surplus has been recognised as an asset as it has not met the recognition criteria due to the paragraph 58 limit.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
30. EMPLOYEE BENEFITS *(continued)*		
30.3 Defined benefit plans *(continued)*		
***30.3.2 Defined benefit plans substantially closed: Final surplus apportionment lodged with the Financial Services Board** (continued)*		
30.3.2.2 PG Bison Pension Fund (continued)		
The financial details of the fund and the effect on the group's annual financial statements are highlighted below:		
Amounts included in the balance sheet arising from the group's obligation to defined benefit retirement plans are:		
Present value of funded obligations	(53 583)	(49 327)
Fair value of plan assets	42 857	45 023
Net pension liability	(10 726)	(4 304)
Interest accrued on improper use of PG Bison Pension Fund	(45 460)	(45 460)
Liability recognised on the balance sheet	(56 186)	(49 764)
Components of income statement expenses:		
Current service cost	214	195
Interest cost	4 457	4 249
Expected return on plan assets	(4 286)	(3 899)
	385	545
Changes in the present value of the defined benefit obligation are as follows:		
Balance at beginning of year	49 327	44 905
Current service cost	214	195
Member contributions	93	87
Interest cost	4 457	4 249
Actuarial gains	(392)	—
Benefits paid	—	—
Risk premiums	(116)	(109)
Balance at end of year	53 583	49 327

30. EMPLOYEE BENEFITS *(continued)*

30.3 Defined benefit plans *(continued)*

30.3.2 *Defined benefit plans substantially closed: Final surplus apportionment lodged with the Financial Services Board (continued)*

30.3.2.2 *PG Bison Pension Fund (continued)*

	2007 R'000	2006 R'000
Changes in fair value of plan assets are as follows:		
Balance at beginning of year	45 023	40 956
Expected return on plan assets	4 286	3 899
Risk premiums	(116)	(109)
Actuarial losses	(6 632)	—
Contributions by employer	203	190
Contributions by members	93	87
Balance at end of year	42 857	45 023
Expected contributions to defined benefit plans in 2008	190	296

The major categories of plan assets as a % of total plan assets are as follows:	%	%
Property	4	4
Equity	57	57
Bonds	13	13
International	12	12
Cash	14	14
	100	100

	2007 R'000	2006 R'000	2005 R'000
The history of the plan for the current and prior years is as follows:			
Fair value of plan assets	42 857	45 023	40 956
Present value of benefit obligations	(53 583)	(49 327)	(44 905)
Deficit	(10 726)	(4 304)	(3 949)

Key assumptions used:	2007 %	2006 %
Discount rate	7,8	9,0
Expected return on plan assets	8,8	9,5
Inflation	4,8	5,8
Salary increase rate	5,8	6,8
Pension increase allowance	2,6	3,8

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
30. EMPLOYEE BENEFITS *(continued)*		
30.3 Defined benefit plans *(continued)*		
30.3.3 Active defined benefit plans		
30.3.3.1 Homestyle Pension Fund		
The Homestyle Group provides pension benefits to its employees through eight defined benefit pension schemes and three defined contribution pension schemes.		
The financial details of the fund and the effect on the group's annual financial statements are highlighted below:		
Amounts included in the balance sheet arising from the group's obligation to defined benefit retirement plans are:		
Present value of funded obligation	(929 576)	(861 663)
Less: Deferred taxation	260 285	258 495
	(669 291)	(603 168)
Market value of plan assets	837 499	716 627
Less: Deferred taxation	(234 504)	(214 988)
	602 995	501 639
Net liability	(66 296)	(101 529)
Reconciliation of the net obligation recognised on the balance sheet:		
Amount recognised at beginning of year	(145 036)	(211 664)
Net expense/(income) recognised in the income statement	8 130	(10 778)
Contributions	25 630	25 249
Actuarial gain recognised in equity	27 991	60 723
Exchange differences	(8 792)	(8 566)
Deficit in scheme before taxation	(92 077)	(145 036)
Deferred taxation	25 781	43 507
Deficit in scheme at end of period net of deferred taxation	(66 296)	(101 529)

30. EMPLOYEE BENEFITS *(continued)*

30.3 Defined benefit plans *(continued)*

30.3.3 Active defined benefit plans (continued)

30.3.3.1 Homestyle Pension Fund (continued)

	2007 R'000	2006 R'000
Components of income statement expenses:		
Current service cost	(2 471)	(6 453)
Curtailment gain	8 613	—
Interest cost	(48 735)	(46 046)
Expected return on plan assets	50 723	41 721
	8 130	(10 778)
Changes in the present value of the defined benefit obligation are as follows:		
Balance at beginning of year (net of deferred taxation)	(603 168)	(536 130)
Current service cost	(2 471)	(6 453)
Curtailment gain	8 613	—
Interest cost	(48 735)	(46 046)
Actuarial gains	(2 857)	(1 012)
Contributions by members	(428)	(1 070)
Exchange differences	(45 226)	(52 913)
Benefits paid	41 778	34 406
Deferred taxation movement	(16 797)	6 050
Balance at end of year	(669 291)	(603 168)
Changes in fair value of plan assets are as follows:		
Balance at beginning of year (net of deferred taxation)	501 639	387 968
Expected return on plan assets	50 723	41 721
Actuarial gains	30 848	61 747
Contributions by employer	25 630	25 249
Contributions by members	428	1 070
Exchange differences	39 025	46 909
Benefits paid	(41 778)	(34 406)
Deferred taxation movement	(3 520)	(28 619)
Balance at end of year	602 995	501 639

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

30. EMPLOYEE BENEFITS *(continued)*

30.3 Defined benefit plans *(continued)*

30.3.3 Active defined benefit plans (continued)

30.3.3.1 Homestyle Pension Fund (continued)

	2007	2006
The major categories of plan assets as a % of total plan assets are as follows:	%	%
Equity instruments	**66**	66
Debt instruments	**28**	29
Property	**2**	—
Cash	**4**	5
	100	100

	2007 R'000	2006 R'000	2005 R'000
The history of the plan for the current and prior years is as follows:			
Fair value of plan assets	**602 995**	501 639	387 968
Present value of benefit obligations	**(669 291)**	(603 168)	(536 130)
Deficit	**(66 296)**	(101 529)	(148 162)

	2007	2006
Key assumptions used:	**%**	%
Discount rate	**5,9**	5,6
Expected return on plan assets	**6,5**	6,5
Rate of increase in salaries	**n/a**	4,0
Rate of increase in pensions payment	**3,1**	3,0
Rate of increase in deferred pensions	**3,1**	3,0
Inflation assumptions	**3,1**	3,0

	2007 R'000	2006 R'000

30. EMPLOYEE BENEFITS *(continued)*

30.4 Post-retirement medical benefits

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members. These were charged against income as incurred. In 2002, on adoption of the then Statement of Generally Accepted Accounting Practice, AC 116 – *Employee Benefits*, the group's liability in respect of this obligation was recorded. Through agreement with in-service and retired employees, the group came to a settlement in terms of which the present value of future benefits will be settled in cash.

	2007 R'000	2006 R'000
Accrued liability at beginning of year restated	9 541	10 298
Settlements	(687)	(757)
Current service cost	26	—
Interest cost	266	—
Employer benefit payments	(207)	—
Actuarial loss	689	—
Accrued liability at end of year	9 628	9 541

Key assumptions used:	2007	2006
Discount rate	7,8%	8,0%
Healthcare cost inflation	6,8%	7,0%
CPI inflation	4,8%	5,0%
Salary inflation	6,3%	6,5%
Expected retirement age	63 years	63 years
Orphan age	25 years	21 years
Post-retirement mortality (PA(90) ultimate table used)	Rated down two years with a 1% improvement per annum from 2006	No adjustments
Withdrawal rates	0% – 15% unisex	0% – 16% males 0% – 24% females

Assumed healthcare cost trends have a significant effect on the amounts recognised in the income statement. The effect of a one percentage point change in assumed healthcare cost trend rates would be as follows:

	One percentage point increase R'000	One percentage point decrease R'000
Effect on the aggregate of the service costs and interest cost	(49)	63
Effect on defined benefit obligation	(533)	668
	(582)	731

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

30. EMPLOYEE BENEFITS *(continued)*

30.5 Preference share scheme

A preference share scheme was introduced with effect from 1 July 2006.

The scheme is restricted to key employees of PG Bison. Participants subscribed for shares of R97,45 million from proceeds received from the sale of shares agreement with Steinhoff in order to participate in the scheme effective from 1 July 2006 to 30 June 2011.

A base enterprise value was determined using a price earnings (PE) ratio of 5,37, to determine effective shareholding of participants for purposes of participating in the scheme.

Dividends are paid annually at 20% of the profit after tax (PAT) and shares will be redeemed on 31 October 2011 with a final dividend and performance bonus calculated using the growth formula. The growth formula calculates the participants' relative increase in the enterprise value (PAT X PE X % held) compared to the original amount contributed at inception of the scheme.

Conditions include:

- continued employment;
- average profit before tax over the five years exceeding the base year profit before tax;
- reduction in PAT by 20% of interest-bearing debt exceeding 50% of shareholder funds; and
- increase in profit before tax in year four to five capped at 25% if compound growth of less than 20% is achieved to 2010.

30.6 Phantom share scheme

A phantom share scheme was introduced with effect from 1 July 2006.

This scheme is restricted to extended key employees of PG Bison including the preference shareholders. Phantom shares were allocated to participants with a specified rand amount to determine a base amount totalling R83 million.

Shares have no dividend rights but share value increases in direct proportion to growth in enterprise value (PE X PAT) over the five-year period. The base amount plus the increase in value of the shares will be paid out on 31 October 2011.

The conditions are the same as that of the preference share scheme except instead of the average profit exceeding the base year profit it is required that profit before tax in year five must reflect a compound growth of 20% per annum over the base profit. Failing these conditions, no benefit accrues to participants.

The accounting treatment of the scheme was scoped into IAS 19 – *Employee Benefits* including the consideration paid for the preference shares as the substance of the scheme is a profit sharing arrangement rather than a financing structure. IFRS 2 – *Share-Based Payment* and IAS 39 – *Financial Instruments: Recognition and Measurement* were not considered applicable to the arrangement.

30. EMPLOYEE BENEFITS *(continued)*

The long-term employee benefit which has been recognised as the present value of the defined benefit obligation accrued over the service period using the projected unit credit method is as follows:

	Preference share scheme 2007 R'000	Phantom share scheme 2007 R'000	Total 2007 R'000	Total 2006 R'000
Present value of estimated redemption at end of year	122 676	92 415	215 091	—
Present value of estimated annual dividends	19 427	—	19 427	—
Total estimated consideration	142 103	92 415	234 518	—
Less: Employee contribution	(97 450)	—	(97 450)	—
Net amount for settlement	44 653	92 415	137 068	—
Expense portion recognised over five-year service period	8 931	18 483	27 414	—
Employee contribution	97 450	—	97 450	—
Total liability	106 381	18 483	124 864	—
Estimated dividend transferred to short-term portion	(3 431)	—	(3 431)	—
Long-term liability	102 950	18 483	121 433	—

30.7 Leave pay provision

The leave pay provision relates to vesting leave pay to which employees may become entitled on leaving the employment of the group. The provision arises as employees render a service that increases their entitlement to future compensated leave and is calculated based on an employee's total cost of employment. The provision is utilised when employees become entitled to and are paid for the accumulated leave pay or utilise compensated leave due to them.

	2007 R'000	2006 R'000
Balance at beginning of year	169 880	101 149
Net of acquisition and disposal of subsidiaries and businesses	(7 535)	(253)
Additional provision	113 564	141 508
Amounts utilised	(95 845)	(81 321)
Amounts reversed	(6 883)	(1 150)
Reclassified to accruals	608	—
Exchange differences	3 838	9 947
Balance at end of year	177 627	169 880

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	R'000	R'000
30. EMPLOYEE BENEFITS *(continued)*		
30.8 Bonus provision		
The provision for bonus consists of a performance-based bonus. The bonus payable is fixed by applying a specific formula based on the employee's achievement of performance targets. The employee must be in service on 30 June 2007 to qualify for the bonus.		
Balance at beginning of year	**96 111**	71 892
Net of acquisition and disposal of subsidiaries and businesses	**(15 788)**	—
Additional provision	**145 161**	100 847
Amounts utilised	**(106 378)**	(74 557)
Amounts reversed	**(12 251)**	(2 071)
Reclassified to accruals	**7 012**	—
Balance at end of year	**113 867**	96 111
31. TRADE AND OTHER PAYABLES		
Trade payables	**3 608 433**	3 971 000
Floorplan creditors	**403 235**	341 849
Accruals	**462 602**	420 986
Other payables and amounts due	**1 239 313**	905 498
	5 713 583	5 639 333

Included in other payables and amounts due are current royalties and rebates.

The directors consider that the carrying amount of trade and other payables approximates their fair value.

32. PROVISIONS

Provisions consist of:	Opening balance 1 July 2006 R'000	Net of acquisition and disposal of subsidiaries and businesses R'000	Additional provision R'000	Amounts utilised R'000	Amounts reversed R'000	Reclassify between provisions and accruals R'000	Exchange differences R'000	Closing balance 30 June 2007 R'000
Warranty provisions	26 633	899	29 563	(25 283)	—	(1 019)	1 183	**31 976**
Buy-back lease commitments	11 471	—	1 578	(1 413)	(1 830)	(5 503)	249	**4 552**
Accident and insurance fund provisions	67 520	208	113 394	(143 565)	(15 335)	764	45	**23 031**
Gross incurred but not reported reserve (IBNR)	7 977	—	1 013	—	—	(1)	—	**8 989**
Maintenance fund	18 160	—	21 589	—	(21 688)	40	—	**18 101**
Rehabilitation provision	4 000	—	—	—	(3 000)	—	—	**1 000**
Dilapidation provisions	151 491	—	109 837	—	—	—	—	**261 328**
Other	48 807	(146)	70 425	(29 758)	(8 261)	(2 103)	210	**79 174**
	336 059	961	347 399	(200 019)	(50 114)	(7 822)	1 687	**428 151**

Provisions consist of:	Opening balance 1 July 2005 restated R'000	Net of acquisition and disposal of subsidiaries R'000	Additional provision R'000	Amounts utilised R'000	Amounts reversed R'000	Exchange differences R'000	Closing balance 30 June 2006 R'000
Warranty provisions	24 497	—	21 042	(21 739)	—	2 833	26 633
Buy-back lease commitments	9 159	2 972	1 502	(2 162)	—	—	11 471
Accident and insurance fund provisions	21 839	44 000	55 060	(53 291)	(88)	—	67 520
Gross incurred but not reported reserve (IBNR)	6 312	—	1 665	—	—	—	7 977
Maintenance fund	14 592	—	3 568	—	—	—	18 160
Rehabilitation provision	4 000	—	—	—	—	—	4 000
Dilapidation provisions	138 389	—	13 102	—	—	—	151 491
Other	15 690	111	40 772	(6 302)	(1 591)	127	48 807
	234 478	47 083	136 711	(83 494)	(1 679)	2 960	336 059

	2007 R'000	2006 R'000
Long-term	**7 811**	13 026
Short-term	**420 340**	323 033
	428 151	336 059

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

32. PROVISIONS *(continued)*

Warranty provisions

The warranty provision represents management's best estimate, based on past experience, of the group's liability under warranties granted on products sold.

Buy-back lease commitments

The property and buy-back lease commitments relate to onerous property lease and buy-back commitments, which have to be financed over a period ranging between two and six years. The provision is based on the net present value of outstanding commitments.

Accident and insurance fund provisions

The Unitrans Group covers its own expense relating to damages to third-party property or goods transported. The balance of the fund relates to accidents which occurred but were not settled at balance sheet date.

Gross IBNR reserve

This provision relates to the insurance business of Unitrans and is a statutory insurance provision for claims incurred but not yet reported.

Maintenance fund

The fund relates to the vehicle retailing operations of Unitrans and is in respect of probable future expenses on vehicles sold under a maintenance plan.

Rehabilitation provision

This represents management's best estimate for site restoration liabilities.

Dilapidation provisions

Provision for dilapidation of buildings occupied by the group.

	2007	2006
	R'000	R'000
33. COMMITMENTS AND CONTINGENCIES		
33.1 Capital expenditure		
Contracts for capital expenditure authorised	447 978	376 604
Capital expenditure authorised but not contracted for	359 721	850 168

Capital expenditure will be financed from cash and existing loan facilities.

33. COMMITMENTS AND CONTINGENCIES *(continued)*

33.2 Operating leases

Amounts outstanding under non-cancellable operating lease agreements payable within the next year and thereafter

	Property R'000	Plant, equipment, vehicles and other R'000	Total R'000
Next year	1 136 664	103 412	**1 240 076**
Within two to five years	3 881 526	180 495	**4 062 021**
Thereafter	5 856 735	30 189	**5 886 924**

	2007 R'000	2006 R'000
33.3 Borrowing facilities		
In terms of the articles of association, the borrowing powers of the company are unlimited.		
33.4 Unutilised borrowing facilities	**6 956 658**	4 770 102

33.5 Contingent liabilities

In the 2007 financial year, the South African Revenue Service (SARS) issued additional assessments against a group company (amounting to approximately R112,9 million including interest and penalties), disallowing the taxation allowances claimed by the company during its 1999 to 2003 years of assessment, on a bundle of intellectual property rights acquired during its 1999 year of assessment. The company objected against the SARS assessments, which objections were disallowed by SARS. No new grounds for the disallowance of the objections were raised by SARS. The company has, based on advice procured from external counsel, appealed against the disallowance of the objections based on the same grounds raised in the objections. SARS agreed to a deferral of payment of the additional tax and interest raised by them, until such time as the matter is finally resolved. Steinhoff Africa has provided a guarantee in respect of and to the extent that the amount assessed together with interest becomes payable. However, SARS has to date not given any indication as to its response to the appeal lodged by the company. The company, in line with professional advice from external legal advisors and intellectual property valuators, remains confident that it is unlikely that a liability will arise in this regard.

Certain other companies in the group are involved in disputes where the outcomes are uncertain. The directors are, however, confident that they will be able to defend these actions, that the potential of outflow or settlement is remote, and if not, that the potential impact on the group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse effect on the group.

The group has a number of guarantees and sureties outstanding at year-end. The directors are, however, confident that no material liability will arise as a result of these guarantees and sureties.

Steinhoff Investment has subordinated R650 million of the shareholder's loan due from Steinhoff Africa in favour of all other creditors.

Steinhoff has subordinated R563 million of the shareholder's loan due from Steinhoff Investment in favour of all other creditors.

Steinhoff has subordinated shareholders' loans due from Steinhoff Europe AG (Austria), amounting to €275 million, and due from Steinhoff Möbel Holdings Alpha GmbH, amounting to €56,3 million, until the senior debt has been unconditionally and irrevocably paid and discharged in full.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

34. JUDGEMENTS AND ESTIMATES

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the next financial year are discussed below.

Useful lives and residual values

The estimated useful lives for intangible assets with a finite life and property, plant and equipment are:

Intangible assets	
Customer relationship and trade and brand names	10 – 20 years
Project costs, contracts and licences	Over the term of the contract or project

Patents, trademarks and trade and brand names, which are considered to be well-established growing brands and product lines for which there is no foreseeable limit to the period in which these assets are expected to generate cash flows, are classified as indefinite useful life assets. The classification of such assets is reviewed annually.

Indefinite useful life intangible assets, excluding goodwill, recognised at fair value in business combinations, are expected to generate cash flows indefinitely and the carrying value would only be recovered in the event of disposal of such assets. Accordingly, deferred taxation is raised at the capital gains taxation rate on the fair value of such assets exceeding its tax base.

Property, plant and equipment	
Buildings	5 – 80 years
Plant and machinery	3 – 20 years
Long-haul motor vehicles	5 – 10 years
Bus fleet	5 – 10 years
Motor vehicles	4 – 10 years
Vehicle rental fleet	1 – 3 years
Office equipment and furniture	3 – 10 years
Computer equipment	2 – 4 years

The estimated useful lives and residual values are reviewed annually taking cognisance of the forecasted commercial and economic realities and through benchmarking of accounting treatments in the specific industries where these assets are used.

34. JUDGEMENTS AND ESTIMATES *(continued)*

Consumable biological assets

The fair value of standing timber older than eight years, being the age at which it becomes marketable, is based on the market price of the estimated recoverable timber volumes, net of harvesting costs. The fair value of younger standing timber is based on the present value of the net cash flows expected to be generated by the plantation at maturity.

Impairment of assets

Investments, goodwill, property, plant and equipment and intangible assets that have an indefinite useful life and intangible assets that are not yet ready for use are assessed annually for impairment.

Deferred taxation assets

Deferred taxation assets are recognised to the extent that it is probable that taxable income will be available in the future against which these can be utilised. Future taxable profits are estimated based on business plans which include estimates and assumptions regarding economic growth, interest, inflation, taxation rates and competitive forces.

Contingent liabilities

Management applies its judgement to the fact patterns and advice it receives from its attorneys, advocates and other advisors in assessing if an obligation is probable, more likely than not, or remote. This judgement application is used to determine if the obligation is recognised as a liability or disclosed as a contingent liability.

Valuation of equity compensation benefits

Management classifies its share-based payment scheme as an equity settled scheme based on the assessment of its role and that of the employees and brokerage firm in the transaction. In applying its judgement, management consulted with external expert advisors in the accounting and share-based payment advisory industry. The critical assumptions as used in the valuation model are detailed in note 24.7.

Post-employment benefit obligations

In applying its judgement to defined benefit plans, management consulted with external expert advisors in the accounting and post-employment benefit obligation industry. The critical estimates as used in each benefit plan are detailed in note 30.

Consolidation of special-purpose entities

Certain special-purpose entities established as part of the BEE transactions have been consolidated as part of the group results. The group does not have any direct or indirect shareholding in these entities, but the substance of the relationship between the group and these entities was assessed and judgement was made that these are controlled entities.

Buy-back lease commitments

When a buy-back agreement is entered into, a provision is raised in respect of future reconditioning costs that may be incurred before the vehicle is made available for sale. Management based this provision on historical data and past experience.

Provision for bad debts

The provision for bad debts was based on a combination of specifically identified doubtful debtors and providing for older debtors.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007	2006
	R'000	R'000
35. CASH GENERATED FROM OPERATIONS		
Profit before taxation	2 615 193	2 291 108
Adjusted for		
Net profit from discontinued operations	738 857	149 910
Amortisation and impairment of intangible assets	27 905	1 853
Cash flow hedging reserve	—	53 418
Deferred consideration written off against goodwill	15 511	—
Depreciation of property, plant and equipment	704 462	618 718
Depreciation of vehicle rental fleet	16 077	18 823
Equalisation of operating leases	(81 547)	26 620
Fair value adjustment of consumable biological assets	(106 913)	(97 390)
Finance costs	1 032 683	668 885
Impairment of goodwill	20 002	885
Impairment of property, plant and equipment	66 750	8 930
Investment income	(603 065)	(393 989)
Investment reserve released to other operating income	(1 317)	(1 447)
Net (profit)/loss on disposal of property, plant and equipment	(32 114)	8 476
Other fair value gains	87 387	—
Other impairments	1 000	18 690
Profit on disposal of subsidiaries and businesses	(543 221)	(482)
Share of profit of associate companies	(67 159)	(61 083)
Share-based payment reserve	38 988	39 765
Cash generated before working capital changes	3 929 479	3 351 690

	2007	2006
	R'000	R'000
35. CASH GENERATED FROM OPERATIONS *(continued)*		
Working capital changes		
(Increase)/Decrease in inventories	(304 553)	213 161
(Increase)/Decrease in trade and other receivables	(391 475)	351 721
Decrease in assets held for sale	10 716	—
(Increase)/Decrease in value-added taxation receivable	(54 461)	57 096
Decrease in foreign currency assets	24 583	130 249
Increase/(Decrease) in non-current and current provisions	108 279	(33 410)
Increase in non-current and current employee benefits	173 644	37 705
Decrease in trade and other payables	(139 148)	(454 218)
Decrease in value-added taxation payable	(300)	(250 863)
Increase in foreign currency liabilities	97 084	82 591
Net changes in working capital	(475 631)	134 032
Cash generated from operations	3 453 848	3 485 722
36. TAXATION PAID		
Taxation payable at beginning of year	(119 961)	(144 416)
Foreign currency translation differences	5 427	(2 440)
Taxation payable of subsidiaries disposed	51	—
Taxation receivable of subsidiaries acquired	609	(5 674)
Current taxation expense per income statement	(627 935)	(307 031)
Taxation capitalised on minority take-out	(32 415)	—
Taxation payable at end of year	396 346	119 961
Net taxation paid	(377 878)	(339 600)

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

37. NET CASH FLOW ON BUSINESS COMBINATIONS

Acquisition of subsidiaries

The group acquired the following subsidiaries during the year:

	Date acquired	Percentage acquired	Consideration R'000
BCM Group	30 June 2007	100%	189 533

These companies are involved in wire drawing and the manufacturing and distribution of bedding springs and components.

Various other

The majority of the remaining acquisitions relate to Nomakanjani Logistics Company (Proprietary) Limited and Pennypincher Stores.

The goodwill arising on the acquisition of these companies is attributable to the strategic business advantages acquired, principally retail locations and leases as well as knowledgeable employees and management strategies that did not meet the criteria for recognition as other intangible assets on the date of acquisition.

The businesses acquired contributed R1,2 million to the group's results from the date of acquisition to the balance sheet date. If the acquisitions had been completed on 1 July 2006 (all things being equal), the total group revenue for the period would have increased by R634,6 million and the operating profit would have increased by R27,5 million.

The following subsidiaries were acquired during the prior year: North East Cape Forest Joint Venture and Goeie Hoop (Proprietary) Limited, Unitrans Rentals (South Africa) (Proprietary) Limited (formerly Alisa Holdings (Proprietary) Limited), trading as Hertz-Rent-A-Car, Cargo, Steinhoff Asia Pacific Proprietary Limited (Bravoscar) and various other.

37. NET CASH FLOW ON BUSINESS COMBINATIONS *(continued)*

Acquisition of subsidiaries *(continued)*

The fair value of assets and liabilities assumed at date of acquisition was:

	BCM Group R'000	Other R'000	Total 2007 R'000	Total 2006 R'000
Assets				
Intangible assets	—	—	—	47 506
Property, plant and equipment	149 649	10 625	160 274	140 965
Vehicle rental fleet	—	—	—	20 531
Consumable biological assets	—	—	—	117 988
Investments and loans	40 798	1 602	42 400	—
Deferred taxation assets	44	56	100	7 509
Inventories	42 817	5 797	48 614	422 688
Trade and other receivables	148 786	3 865	152 651	434 639
Taxation receivable	609	—	609	—
Value-added taxation receivable	951	—	951	—
Cash on hand	1 032	1 122	2 154	92 366
Other current assets	1 456	—	1 456	—
Liabilities				
Non-current liabilities	(58 283)	(4 005)	(62 288)	(50 422)
Deferred taxation liabilities	(24 926)	—	(24 926)	(5 223)
Trade and other payables and provisions	(82 133)	(11 223)	(93 356)	(627 127)
Interest-bearing loans and borrowings	—	—	—	(176 534)
Taxation payable	—	—	—	(5 674)
Value-added taxation payable	(28)	—	(28)	(13 694)
Bank overdraft	—	—	—	(4 786)
Other current liabilities	(43 058)	(124)	(43 182)	—
Minority interest	—	—	—	(20 890)
Total assets and liabilities acquired	177 714	7 715	185 429	379 842
Net goodwill at acquisition	11 819	8 562	20 381	586 602
Total consideration	(189 533)	(16 277)	(205 810)	(966 444)
Purchase price	(137 533)	(14 645)	(152 178)	(925 260)
Investment that became a subsidiary	(52 000)	—	(52 000)	—
Investment in associate company that became a subsidiary	—	(1 632)	(1 632)	(41 184)
Cash and cash equivalents on hand at acquisition	1 032	1 122	2 154	92 366
Shareholders' loan account	—	—	—	(38 038)
Investment that became a subsidiary	52 000	—	52 000	—
Investment in associate company that became a subsidiary	—	1 632	1 632	41 184
Net cash outflow on acquisition of subsidiaries	(136 501)	(13 523)	(150 024)	(870 932)

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	BCM Group R'000	Other R'000	Total 2007 R'000	Total 2006 R'000
37. NET CASH FLOW ON BUSINESS COMBINATIONS *(continued)*				
Acquisition of subsidiaries *(continued)*				
The carrying value of identifiable assets and liabilities immediately prior to the acquisition was:				
Assets				
Intangible assets	—	—	—	47 506
Property, plant and equipment	149 649	9 791	159 440	151 249
Vehicle rental fleet	—	—	—	20 531
Consumable biological assets	—	—	—	117 988
Investments and loans	40 798	1 602	42 400	—
Deferred taxation assets	44	56	100	7 509
Inventories	42 817	5 797	48 614	427 540
Trade and other receivables	148 786	3 865	152 651	434 639
Taxation receivable	609	—	609	—
Value-added taxation receivable	951	—	951	—
Cash on hand	1 032	1 122	2 154	92 366
Other current assets	1 456	—	1 456	—
Liabilities				
Non-current liabilities	(58 283)	(4 005)	(62 288)	(50 422)
Deferred taxation liabilities	(24 926)	—	(24 926)	(5 223)
Trade and other payables and provisions	(82 133)	(11 223)	(93 356)	(625 047)
Interest-bearing loans and borrowings	—	—	—	(176 534)
Taxation payable	—	—	—	(5 674)
Value-added taxation payable	(28)	—	(28)	(13 694)
Bank overdraft	—	—	—	(4 786)
Other current liabilities	(43 058)	(124)	(43 182)	—
Minority interest	—	—	—	(20 890)
Total assets and liabilities acquired	177 714	6 881	184 595	397 058

38. NET CASH FLOW ON DISPOSAL OF SUBSIDIARIES AND BUSINESSES

The carrying value of assets and liabilities disposed at the date of disposal was:

	2007 R'000	2006 R'000
Assets		
Goodwill	15 824	1 556
Intangible assets	2 004	—
Property, plant and equipment	183 666	18 329
Investments and loans	322 656	—
Deferred taxation assets	7 650	—
Inventories	158 223	6 529
Trade and other receivables	429 963	15 486
Cash on hand	210 657	1 676
Other current assets	2 770	267
Liabilities		
Interest-bearing loans and borrowings	(55 858)	(6 880)
Deferred taxation liabilities	(155)	(85)
Trade and other payables and provisions	(417 644)	(33 071)
Taxation payable	(51)	—
Bank overdraft	(7 421)	(1 746)
Other current liabilities	(16 116)	—
Minority interest	—	222
Carrying value of assets and liabilities disposed	836 168	2 283
Profit on disposal	543 212	482
Proceeds on disposal	1 379 380	2 765
Cash on hand at date of disposal	(210 657)	(1 676)
Net cash inflow on disposal of subsidiaries	1 168 723	1 089

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
39. (COSTS)/PROCEEDS ON ISSUE OF SHARE CAPITAL		
Ordinary shares		
Share capital and share premium issued, and treasury shares sold, for cash	—	162 812
Issue expenses paid	(591)	(116)
(Costs)/Cash proceeds on issue of share capital	(591)	162 696
Preference shares		
Share capital and share premium issued for cash	—	383 460
Issue expenses paid	—	(5 215)
Cash proceeds on issue of share capital	—	378 245

40. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and balances with banks. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2007 R'000	2006 R'000
Funds on call and deposits	1 399 354	390 005
Bank balances and cash	3 665 633	4 667 423
	5 064 987	5 057 428

Included in cash and cash equivalents is an amount of R297 million (2006: R1 320 million) committed as security for future acquisitions and/or expenses of the group.

The facilities (AUD60 million) due to ANZ Bank (Australia) are secured by the first charge on the assets of Steinhoff Asia Pacific Holdings Proprietary Limited and its subsidiaries.

41. RELATED PARTY TRANSACTIONS

Related party relationships exist between shareholders, subsidiaries, joint venture companies, associate companies within the group and its company directors and group key management personnel.

These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements. All material intergroup transactions are eliminated on consolidation.

41.1 Significant subsidiaries

	Country of incorporation	Ownership 2007	Ownership 2006
Steinhoff Investment Holdings Limited	South Africa	**100,00%**	100,00%
Steinhoff Africa (Proprietary) Limited	South Africa	**100,00%**	100,00%
Steinhoff Möbel Holdings Alpha GmbH	Austria	**100,00%**	100,00%
Steinhoff Africa (Proprietary) Limited's significant subsidiaries include:			
Unitrans Holdings (Proprietary) Limited (previously held in Unitrans Limited)	South Africa		
– directly held		**100,00%**	64,64%
– Fundiswa Investments (note 27.1)		**0,00%**	13,78%
PG Bison Holdings (Proprietary) Limited	South Africa	**100,00%**	100,00%
Steinhoff Möbel Holdings Alpha GmbH's significant subsidiaries (directly and indirectly) include:			
Steinhoff Europe AG	Switzerland	**100,00%**	100,00%
Homestyle Group Plc	United Kingdom	**100,00%**	61,00%
Steinhoff Asia Pacific Holdings Proprietary Limited	Australia	**100,00%**	100,00%
Steinhoff Germany GmbH	Germany	**100,00%**	100,00%
Relyon Group Limited	United Kingdom	**100,00%**	100,00%

A full list of subsidiaries of the company is available, on request, at the registered office of the company.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

41. RELATED PARTY TRANSACTIONS *(continued)*

41.2 Trading transactions

The following is a summary of transactions with associate companies, joint venture companies and key management personnel during the year and balances at year-end:

	Key management personnel		Associate and joint venture companies	
	2007	2006	**2007**	2006
	R'000	R'000	**R'000**	R'000
Purchases of goods or services from companies where key personnel are directors or hold a direct financial interest	**73 800**	86 186	**—**	—
Goods and services sold to key personnel	**3 723**	5 602	**—**	—
Leases to key personnel	**741**	327	**—**	—
Goods and services purchased from:			**18 148**	75 361
Amalgamated Appliances Holdings Limited			**1 995**	891
KAP International Holdings Limited			**59**	14 043
Loungefoam (Proprietary) Limited			**14 894**	28 759
Samstar Services (Proprietary) Limited			**1 200**	—
Zimbabwean associate companies			**—**	31 668
Goods and services sold to:			**54 946**	88 893
KAP International Holdings Limited			**—**	122
Loungefoam (Proprietary) Limited			**30 373**	46 046
Nomakanjani Logistics Company (Proprietary) Limited*			**—**	405
Pennypincher stores			**20 335**	13 789
PG Bison Kenya Limited			**1 072**	—
Zimbabwean associate companies			**3 166**	28 531

**Nomakanjani Logistics Company (Proprietary) Limited became a subsidiary during the year. Refer to note 15.*

41. RELATED PARTY TRANSACTIONS *(continued)*

41.2 Trading transactions *(continued)*

	Associate and joint venture companies 2007 R'000	2006 R'000
Finance costs received from:	1 230	—
Contract Furniture Services (Proprietary) Limited	11	—
KAP International Holdings Limited	1 219	—
Administration and management fees received from:	631	—
Amalgamated Appliances Holdings Limited	388	—
KAP International Holdings Limited	183	—
Xinergistix Limited	60	—
Rent received from:	112	—
Xinergistix Limited	112	—
Receivables from:	13 413	11 039
Contract Furniture Services (Proprietary) Limited	22	—
KAP International Holdings Limited	—	64
Kronotex South Africa (Proprietary) Limited	3 472	—
Loungefoam (Proprietary) Limited	5 057	6 939
Pennypincher stores	3 425	—
PG Bison Kenya Limited	1 325	—
Samstar Services (Proprietary) Limited	2	—
Xinergistix Limited	110	—
Zimbabwean associate companies	—	4 036
Payables to:	382	17 872
Amalgamated Appliances Holdings Limited	254	—
KAP International Holdings Limited	—	8 640
Loungefoam (Proprietary) Limited	123	3 420
Xinergistix Limited	5	—
Zimbabwean associate companies	—	5 812

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

	2007 R'000	2006 R'000
41. RELATED PARTY TRANSACTIONS *(continued)*		
41.3 Compensation of key management personnel		
Key management personnel are defined as directors of the company and its significant subsidiary companies reflected in note 41.1, as well as top executive management members.		
Key management personnel compensation		
– Short-term employee benefits	**98 861**	77 600
– Share-based payments – related expense	**19 100**	18 604
	117 961	96 204

41.4 Directors

Details relating to directors' emoluments, shareholding in the company and interest of directors and officers are disclosed in note 43.

41.5 Shareholders

The principal shareholders of the company are detailed in the analysis of shareholders in the annual report.

Directors' shareholdings are detailed in note 43.

41.6 Interest of directors and officers in contracts

All directors and officers of the company have, other than described below, confirmed that they had no interest in any contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

All directors and officers of the company have disclosed all material interest in contracts of significance with the company or any of its subsidiaries, which could have resulted in a conflict of interest. During the year under review, contracts were concluded with:

- BCM Holdings (Proprietary) Limited (BCM) (of which CE Daun is a director) and its subsidiary and associate companies provided springs and bedding components to various group companies totalling approximately R73,8 million (2006: R82,6 million).
- Hoffman Attorneys (of which SJ Grobler is a partner) provided legal services to group companies and was reimbursed for expenses to the amount of approximately R5,2 million (2006: R1,5 million).
- PSG Capital Limited and associate companies (of which JM Mouton is a director) (a subsidiary of PSG Group Limited of which JM Mouton, MJ Jooste and BE Steinhoff are directors) acted as sponsor and advisor to the group, as well as to Unitrans Limited, in respect of which fees were paid totalling approximately R0,7 million (2006: R2,0 million).
- Phumelela Gaming & Leisure Limited (of which MJ Jooste is a director) provided marketing services to the group to the amount of R0,5 million (2006: R2,5 million).

41. RELATED PARTY TRANSACTIONS *(continued)*

41.6 Interest of directors and officers in contracts *(continued)*

- During the year Steinhoff Africa acquired 15,8 million (2006: 88,76 million) shares in KAP International Holdings Limited (KAP) (of which CE Daun is the chairman). Mr Daun is also the chairman and controlling shareholder of Daun & Cie AG (Daun & Cie). Steinhoff Africa held pre-emptive rights in respect of 31% (2006: 31%) of Daun & Cie's interest in KAP at 30 June 2007.
- Absa Capital, a division of Absa Bank Limited (of which Dr FA Sonn is the chairman), together with Bravo Group management and a black economic empowerment partner, acquired the Steinhoff Furniture business (Bravo Group) from Steinhoff for a consideration of R1 375 million.
- During the year Steinhoff acquired R5 million worth of listed preference shares in Capitec Bank Limited (of which JM Mouton is a director).

All the contracts were concluded at arm's length in the normal course of business at market-related terms no more favourable than to any third party.

42. RESTATEMENTS

42.1 Reconciliation of equity

	Notes	1 July 2005 R'000	30 June 2006 R'000
Equity as previously stated		9 714 101	12 709 775
Restatements:		(36 703)	57 451
Homestyle restatement	42.4.1	(76 172)	(79 039)
Share-based payments (IFRIC 11)	42.4.2	39 469	108 576
Premium on minority transactions	42.4.3	—	35 181
Hertz purchase price adjustment (IFRS 3)	42.4.4	—	(4 211)
Reclassifications	42.4.5	—	(3 056)
Equity restated		9 677 398	12 767 226

42.2 Reconciliation of profit for the period ended 30 June 2006

	Notes	30 June 2006 R'000
Profit for the period attributable to equity holders of the parent as previously stated		1 953 376
Restatements:		
Hertz purchase price adjustment (IFRS 3)	42.4.4	(4 211)
Profit for the period attributable to equity holders of the parent restated		1 949 165

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

42. RESTATEMENTS *(continued)*

42.3 Effect of the restatement on the financial statements

The effect of the restatement on the financial statements is summarised below:	30 June 2006 as previously stated	Prior year restatement	Change in accounting policy		Change in estimate		
		Homestyle (42.4.1)	Share-based payments IFRIC 11 (42.4.2)	Premium on minority transactions (42.4.3)	Hertz purchase price adjustment (42.4.4)	Reclassifications (42.4.5)	Restated 30 June 2006
INCOME STATEMENT							
Revenue	32 238 322	—	—	—	—	(2 079 328)	30 158 994
Operating profit	2 658 189	—	—	—	(4 211)	(149 057)	2 504 921
Finance costs	(670 249)	—	—	—	—	1 364	(668 885)
Income from investments	396 206	—	—	—	—	(2 217)	393 989
Share of profit of associate companies	61 083	—	—	—	—	—	61 083
Income before taxation	2 445 229	—	—	—	(4 211)	(149 910)	2 291 108
Taxation	(427 712)	—	—	—	—	45 077	(382 635)
Profit for the year from continuing operations	2 017 517	—	—	—	(4 211)	(104 833)	1 908 473
Profit for the year from discontinued operations	—	—	—	—	—	104 833	104 833
Profit for the year	2 017 517	—	—	—	(4 211)	—	2 013 306
Attributable to:							
Equity holders of the parent	1 953 376	—	—	—	(4 211)	—	1 949 165
Minority interest	64 141	—	—	—	—	—	64 141
Profit for the year	2 017 517	—	—	—	(4 211)	—	2 013 306

42. RESTATEMENTS *(continued)*

42.3 Effect of the restatement on the financial statements *(continued)*

		Prior year restatement	Change in accounting policy		Change in estimate		
	30 June 2006 as previously stated	Homestyle (42.4.1)	Share-based payments IFRIC 11 (42.4.2)	Premium on minority transactions (42.4.3)	Hertz purchase price adjustment (42.4.4)	Reclassi-fications (42.4.5)	Restated 30 June 2006
BALANCE SHEET							
ASSETS							
Non-current assets							
Goodwill	—	134 000	—	35 181	27 029	2 277 556	2 473 766
Intangible assets	—	—	—	—	—	5 418 744	5 418 744
Intangible assets and goodwill	7 696 300	—	—	—	—	(7 696 300)	—
Property, plant and equipment	5 223 333	(9 849)	—	—	—	—	5 213 484
Vehicle rental fleet	34 532	—	—	—	—	—	34 532
Consumable biological assets	404 393	—	—	—	—	—	404 393
Investment in associate companies	773 080	—	—	—	—	—	773 080
Interest in joint venture companies	—	—	—	—	—	—	—
Investments and loans	2 542 077	—	—	—	—	—	2 542 077
Deferred taxation assets	529 741	(145 142)	108 576	—	12 760	50 519	556 454
	17 203 456	(20 991)	108 576	35 181	39 789	50 519	17 416 530
Current assets							
Derivative financial assets	48 187	—	—	—	—	—	48 187
Vehicle rental fleet	142 024	—	—	—	—	—	142 024
Inventories	3 290 565	(122 241)	—	—	—	—	3 168 324
Trade and other receivables	5 711 032	(31 029)	—	—	—	30 970	5 710 973
Short-term loans receivable	160 124	—	—	—	—	—	160 124
Taxation receivable	31 436	—	—	—	—	—	31 436
Value-added taxation receivable	202 633	—	—	—	—	—	202 633
Funds on call and deposit	390 005	—	—	—	—	—	390 005
Bank balances and cash	4 667 423	—	—	—	—	—	4 667 423
	14 643 429	(153 270)	—	—	—	30 970	14 521 129
Assets classified as held for sale	13 878	—	—	—	—	—	13 878
	14 657 307	(153 270)	—	—	—	30 970	14 535 007
Total assets	31 860 763	(174 261)	108 576	35 181	39 789	81 489	31 951 537

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

42. RESTATEMENTS *(continued)*

42.3 Effect of the restatement on the financial statements *(continued)*

	30 June 2006 as previously stated	Prior year restatement: Homestyle (42.4.1)	Change in accounting policy: Share-based payments IFRIC 11 (42.4.2)	Change in accounting policy: Premium on minority transactions (42.4.3)	Change in estimate: Hertz purchase price adjustment (42.4.4)	Reclassi-fications (42.4.5)	Restated 30 June 2006
BALANCE SHEET *(continued)*							
EQUITY AND LIABILITIES							
Capital and reserves							
Ordinary share capital and premium	3 013 325	—	—	—	—	—	3 013 325
Reserves	7 859 330	7 138	108 576	35 181	(4 211)	(3 056)	8 002 958
Preference share capital and premium	1 022 122	—	—	—	—	—	1 022 122
Total equity attributable to equity holders of the parent	11 894 777	7 138	108 576	35 181	(4 211)	(3 056)	12 038 405
Minority interest	814 998	(86 177)	—	—	—	—	728 821
Total equity	12 709 775	(79 039)	108 576	35 181	(4 211)	(3 056)	12 767 226
Non-current liabilities							
Interest-bearing loans and borrowings	8 374 557	—	—	—	—	—	8 374 557
Equalisation of operating lease payments	183 465	—	—	—	—	4 583	188 048
Long-term employee benefits	—	—	—	—	—	204 341	204 341
Deferred taxation liabilities	1 284 184	(246 713)	—	—	—	80 241	1 117 712
Provisions	203 522	—	—	—	—	(190 496)	13 026
	10 045 728	(246 713)	—	—	—	98 669	9 897 684

42. RESTATEMENTS *(continued)*

42.3 Effect of the restatement on the financial statements *(continued)*

	30 June 2006 as previously stated	Prior year restatement Homestyle (42.4.1)	Change in accounting policy Share-based payments IFRIC 11 (42.4.2)	Change in accounting policy Premium on minority transactions (42.4.3)	Change in estimate Hertz purchase price adjustment (42.4.4)	Reclassi-fications (42.4.5)	Restated 30 June 2006
BALANCE SHEET *(continued)*							
Current liabilities							
Trade and other payables	5 684 177	—	—	—	—	(44 844)	5 639 333
Equalisation of operating lease payments	1 445	—	—	—	—	—	1 445
Short-term employee benefits	—	—	—	—	—	303 001	303 001
Provisions	433 248	151 491	—	—	44 000	(305 706)	323 033
Derivative financial liabilities	107 759	—	—	—	—	—	107 759
Interest-bearing loans and borrowings	2 309 990	—	—	—	—	33 425	2 343 415
Taxation payable	151 397	—	—	—	—	—	151 397
Value-added taxation payable	261 719	—	—	—	—	—	261 719
Bank overdrafts	155 525	—	—	—	—	—	155 525
	9 105 260	151 491	—	—	44 000	(14 124)	9 286 627
Total equity and liabilities	31 860 763	(174 261)	108 576	35 181	39 789	81 489	31 951 537

42.4 Notes supporting the restatements

42.4.1 Homestyle restatement

Following the acquisition and initial accounting for Homestyle Group Plc on 30 June 2005, the group has undertaken a comprehensive turnaround plan including the introduction of a largely new executive management team who have addressed a number of operational issues in the group.

In addressing certain operational issues management became aware of certain accounting inconsistencies and misstatements related to legacy issues in existence at acquisition date, 30 June 2005. In accordance with IAS 8 – *Accounting Policies, Change in Accounting Estimates and Errors,* these inconsistencies and misstatements have been corrected retrospectively by restating the comparatives for the prior periods affected.

The restatement of previously reported amounts had no effect on previously reported group earnings as they all related to acquisition balances and consequently were adjusted for in the goodwill arising on the acquisition of the Homestyle Group as follows:

	At 1 July 2005 As previously reported R'000	Adjustment R'000	Restated R'000
Fair value of assets and liabilities acquired	614 417	(194 614)	419 803
Minority interest	(240 483)	76 172	(164 311)
Goodwill arising on acquisition	676 163	118 442	794 605
Total consideration	1 050 097	—	1 050 097

The increase in goodwill did not give rise to any impairment based on impairment tests conducted in previous periods.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

42. RESTATEMENTS *(continued)*

42.4 **Notes supporting the restatements** *(continued)*

42.4.2 *Share-based payments (IFRIC 11)*

The group has early adopted IFRIC 11 – *IFRS 2 Group and Treasury Share Transactions* (IFRIC 11). Upon adopting the requirements of IFRIC 11 the group has adopted a revised accounting policy dealing with recharge arrangements under group share schemes. The adoption of the revised accounting policy had the impact that the deferred taxation asset raised in relation to share-based payment transactions increased.

42.4.3 *Premium on minority transactions*

Any increases and decreases in ownership interest in subsidiaries without change in control were recognised as equity transactions in the consolidated financial statements. A restatement of these balances have been performed so that all increases and decreases are now processed in goodwill.

42.4.4 *Hertz purchase price adjustment*

The restatement relates to contingent liabilities in Hertz at business combination date and are being fair valued based on the existing conditions in place at the acquisition date in accordance with IFRS 3 – *Business Combinations* (IFRS 3). The acquisition took place in October 2005 and the assessment of the contingent liability was performed in the 12-month period to 30 October 2006, giving rise to an adjustment to initial business combination accounting within the 12-month window period in accordance with IFRS 3.

42.4.5 *Reclassifications*

The following reclassifications have been performed in order to improve disclosure:

- Discontinued operations were excluded from the individual line items in the income statement and shown on a separate line in the income statement.
- All amounts relating to employee benefits have been reclassified to employee benefit accounts from provisions and trade and other payables.
- Homestyle deferred taxation on pension fund was reclassified from prepayments to deferred taxation.
- The gross provision for unearned premium has been reallocated from provisions to accruals.
- The interest accrual on the guaranteed registered bond was reclassified to short-term interest-bearing loans.
- Minor misallocations have been corrected.

42.4.6 *Cash flow restatements*

The 2006 capital distribution has been reclassified from operating activities to financing activities.

The cash flow comparatives were also adjusted to account for the discontinued operations.

Cash and cash equivalents have been restated to only include funds on call and deposits and bank balances and cash. In the prior year derivative financial assets and liabilities also formed part of this balance.

43. REMUNERATION REPORT

43.1 Remuneration

Executive directors

2007	Directors' fees▲ R'000	Basic remu-neration GBP'000	Basic remu-neration €'000	Basic remu-neration AU$'000	Basic remu-neration R'000	Total basic remu-neration R'000	Bonus R'000	Company contri-bution and expense allowances R'000	Deemed interest R'000	Total R'000
BE Steinhoff	500	—	872	—	—	8 705	—	—	—	8 705
MJ Jooste	500	—	914	—	—	9 102	—	574	—	9 676
KJ Grové	500	—	—	—	1 581	2 081	10 500	769	—	13 350
FJ Nel	500	—	60	—	713	1 778	—	185	—	1 963
I Topping•	500	392	—	—	—	5 964	6 232	704	—	12 900
DM van der Merwe	500	—	56	—	2 098	3 121	—	402	—	3 523
JHN van der Merwe	500	—	603	—	—	6 176	—	268	—	6 444
	3 500	392	2 505	—	4 392	36 927	16 732	2 902	—	56 561
2006										
BE Steinhoff	450	—	851	—	—	7 108	—	—	—	7 108
MJ Jooste	450	—	769	—	—	6 469	3 000	445	—	9 914
KJ Grové	450	—	—	—	1 456	1 906	3 491	641	—	6 038
FJ Nel	450	—	50	—	518	1 359	1 500	150	—	3 009
I Topping•	263	173	—	—	—	2 258	3 248	178	—	5 684
DM van der Merwe	450	—	—	—	2 328	2 778	3 000	402	—	6 180
JHN van der Merwe	450	—	472	—	—	4 148	3 000	202	—	7 350
RH Walker	150	—	—	124	—	738	—	19	—	757
	3 113	173	2 142	124	4 302	26 764	17 239	2 037	—	46 040

▲*Directors' fees were paid with basic remuneration.*

•*I Topping's remuneration was paid in pounds.*

The pound amounts for I Toppings' remuneration were as follows (GBP'000):										
2007	36	392	—	—	—	428	447	51	—	926
2006	23	173	—	—	—	196	282	15	—	493

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

43. REMUNERATION REPORT *(continued)*

43.1 Remuneration *(continued)*

Alternate directors and officers	Directors' fees▲	Basic remu-neration	Basic remu-neration	Basic remu-neration	Basic remu-neration	Total basic remu-neration	Bonus	Company contri-bution and expense allowances	Deemed interest	Total
	R'000	GBP'000	€'000	AU$'000	R'000	R'000	R'000	R'000	R'000	R'000
2007										
JNS du Plessis#	500	—	42	—	1 622	2 517	—	—	—	2 517
HJK Ferreira	500	—	100	—	1 412	2 853	—	188	—	3 041
SJ Grobler#	500	—	100	—	1 442	2 883	—	158	—	3 041
A Krüger-Steinhoff‡	—	—	—	—	—	—	—	—	—	—
	1 500	—	242	—	4 476	8 253	—	346	—	8 599
2006										
JNS du Plessis#	200	—	—	—	500	700	—	—	—	700
HJK Ferreira	263	—	50	—	1 270	1 924	3 000	167	—	5 091
SJ Grobler#	263	—	50	—	1 315	1 969	3 000	122	—	5 091
	726	—	100	—	3 085	4 593	6 000	289	—	10 882

#Includes fees and remuneration in respect of professional services rendered.

‡Non-executive director.

▲Directors' fees were paid with basic remuneration.

43. REMUNERATION REPORT *(continued)*

43.1 Remuneration *(continued)*

Non-executive directors

	Fees as director Basic	Fees as director Committees	Fees for services	Total
2007	R'000	R'000	R'000	R'000
DE Ackerman	250	280	—	530
CE Daun*	250	—	—	250
D Konar	250	310	—	560
JF Mouton*	250	120	—	370
FA Sonn	250	110	—	360
NW Steinhoff	125	—	—	125
NW Steinhoff (Pension as from 1 July 2004, €180 000)	—	—	1 694	1 694
	1 375	820	1 694	3 889
2006				
DE Ackerman	225	150	—	375
CE Daun*	225	—	—	225
JNS du Plessis	90	—	—	90
D Konar	225	220	—	445
JF Mouton*	225	75	—	300
FA Sonn	225	70	—	295
NW Steinhoff	225	15	—	240
NW Steinhoff (Pension as from 1 July 2004, €180 000)	—	—	1 408	1 408
	1 440	530	1 408	3 378

**Paid to various entities as management fees.*

	2007	2006
Remuneration	R'000	R'000
Remuneration paid by:		
– Company	2 195	1 970
– Subsidiary companies	66 854	58 330
	69 049	60 300

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

43. REMUNERATION REPORT *(continued)*

43.2 Share rights

	Offer date	Number of rights as at 30 June 2006	Number of rights (exercised)/ awarded during the year	Number of rights as at 30 June 2007	Purchase price (cents)	Sold	Date	Sale/ market price (cents)
Executive directors								
BE Steinhoff	July 2000 – June 2001	121 120	(57 920)	**63 200**	540	—	12 October 2006	2 485
	July 2001 – June 2002	31 680	(8 640)	**23 040**	528	—	12 October 2006	2 485
		152 800	(66 560)	86 240				
MJ Jooste	July 2000 – June 2001	121 120	(57 920)	**63 200**	540	—	12 October 2006	2 485
	July 2001 – June 2002	31 680	(8 640)	**23 040**	528	—	12 October 2006	2 485
	December 2003	4 586 758	—	**4 586 758**	0,50	—	—	—
		4 739 558	**(66 560)**	**4 672 998**				
KJ Grové	July 2000 – June 2001	118 480	(56 600)	**61 880**	540	—	12 October 2006	2 485
	July 2001 – June 2002	31 680	(8 640)	**23 040**	528	—	12 October 2006	2 485
	July 1999 – June 2000	—	40 000	**40 000**	1 000	—	31 March 2007	2 335 (*)
	July 2000 – June 2001	—	70 000	**70 000**	1 009	—	31 March 2007	2 335 (*)
	July 2001 – June 2002	—	165 000	**165 000**	910	—	31 March 2007	2 335 (*)
	July 2002 – June 2003	—	165 000	**165 000**	1 030,5	—	31 March 2007	2 335 (*)
	July 2004 – June 2005	—	210 000	**210 000**	1 322,5	—	31 March 2007	2 335 (*)
	July 2005 – June 2006	—	225 000	**225 000**	1 550,5	—	31 March 2007	2 335 (*)
	November 2006	—	361 000	**361 000**	2 100	—	31 March 2007	2 335 (*)
		150 160	**1 170 760**	**1 320 920**				
FJ Nel	July 2000 – June 2001	91 200	(43 200)	**48 000**	540	—	12 October 2006	2 485
	July 2001 – June 2002	28 160	(7 680)	**20 480**	528	—	12 October 2006	2 485
	December 2003	940 905	—	**940 905**	0,50	—	—	—
		1 060 265	**(50 880)**	**1 009 385**				

**The Unitrans share option and share right schemes were exchanged to Steinhoff share options and share rights at 31 March 2007, the effective date of the Unitrans minority take-out. The Steinhoff market price on this date was R23,35 per share. For more details on the transaction refer to the directors' report. For the conditions of these schemes refer to note 24.7.*

43. REMUNERATION REPORT *(continued)*

43.2 Share rights *(continued)*

	Offer date	Number of rights as at 30 June 2006	Number of rights (exercised)/ awarded during the year	Number of rights as at 30 June 2007	Purchase price (cents)	Sold	Date	Sale/market price (cents)
Executive directors *(continued)*								
DM van der Merwe	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12 October 2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12 October 2006	2 485
	December 2003	1 902 588	—	1 902 588	0,50	—	—	—
		2 055 388	**(66 560)**	**1 988 828**				
JHN van der Merwe	July 2000 – June 2001	91 200	(43 200)	48 000	540	—	12 October 2006	2 485
	July 2001 – June 2002	28 160	(7 680)	20 480	528	—	12 October 2006	2 485
	December 2003	2 195 091	—	2 195 091	0,50	—	—	—
		2 314 451	**(50 880)**	**2 263 571**				
I Topping	July 2001 – June 2002	160 000	(40 000)	120 000	528	—	12 October 2006	2 485
	December 2003	3 134 100	(1 044 700)	2 089 400	0,50	544 700	25 June 2007	2 452
	December 2006	—	442 494	442 494	0,50	—	15 June 2007	2 265
		3 294 100	**(642 206)**	**2 651 894**				
Total		13 766 722	227 114	13 993 836				
Non-executive directors								
DE Ackerman	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12 October 2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12 October 2006	2 485
		152 800	**(66 560)**	**86 240**				
CE Daun	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12 October 2006	2 485
	July 2001 – June 2002	32 400	(9 360)	23 040	528	—	12 October 2006	2 485
		153 520	**(67 280)**	**86 240**				
D Konar	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12 October 2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12 October 2006	2 485
		152 800	**(66 560)**	**86 240**				
NW Steinhoff	July 2000 – June 2001	121 200	(57 920)	63 280	540	—	12 October 2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12 October 2006	2 485
		152 880	**(66 560)**	**86 320**				
Total		612 000	(266 960)	345 040				

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

43. REMUNERATION REPORT *(continued)*

43.2 Share rights *(continued)*

	Offer date	Number of rights as at 30 June 2006	Number of rights (exercised)/ awarded during the year	Number of rights as at 30 June 2007	Purchase price (cents)	Sold	Date	Sale/market price (cents)
Alternate directors and officers								
JNS du Plessis	December 2006	—	208 960	208 960	0,50	—	15 June 2007	2 265
		—	208 960	208 960				
HJK Ferreira	July 2001 – June 2002	150 000	(50 000)	100 000	528	—	12 October 2006	2 485
	December 2003	959 727	—	959 727	0,50	—	—	—
		1 109 727	(50 000)	1 059 727				
SJ Grobler	July 1999 – June 2000	10 000	(10 000)	—	400	—	12 October 2006	2 485
	July 2000 – June 2001	55 600	(26 240)	29 360	540	—	12 October 2006	2 485
	July 2001 – June 2002	44 880	(13 680)	31 200	528	—	12 October 2006	2 485
	December 2003	807 519	—	807 519	0,50	—	—	—
		917 999	(49 920)	868 079				
A Krüger-Steinhoff‡	July 1999 – June 2000	20 000	(10 000)	10 000	400	—	12 October 2006	2 485
	July 2000 – June 2001	23 725	(17 425)	6 300	540	—	12 October 2006	2 485
	July 2001 – June 2002	49 170	(13 000)	36 170	528	—	12 October 2006	2 485
		92 895	(40 425)	52 470				
Total		2 120 621	68 615	2 189 236				

‡*Non-executive director.*

43. REMUNERATION REPORT *(continued)*

43.2 Share rights *(continued)*

In terms of the share incentive scheme approved at a general meeting and implemented on and since listing the company in 1998, rights were allocated in terms of a deferred delivery scheme. The deferred delivery date is three years from the offer date, maturing at 20% per annum.

The share rights approved in December 2003 relate to the scheme described below.

At the annual general meeting on 1 December 2003, a new share incentive scheme was approved and implemented. These rights were allocated at a nominal value of 0,5 cents and will mature in ⅓ (one third) tranches per annum from the third anniversary of the effective date, provided the following performance criteria have been achieved:

a. a compound growth in headline earnings per share (HEPS) of the company equal to or exceeding the weighted average growth of the companies included in and comprising the INDI25 Index (INDI25) over a three-year period from the effective date; and

b. the volume weighted average traded share price of the company over the 30 trading days immediately preceding the date of measurement (the measurement date) to exceed the result of the following formula:

   [{(a-b)/b}+1] x c, where

   a = the INDI25 at the measurement date

   b = the INDI25 at the effective date

   c = the volume weighted average traded share price of the company for the 30 trading days immediately preceding the effective date.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided, however, that if both the criteria are not met by the end of the financial year in which the fifth anniversary of the effective date occurs, all rights will lapse and neither the shares (nor any of them) nor any amount will be due to any participant.

The share rights granted in December 2006 and June 2007 relate to the 2003 scheme described above, but subject to the dates for achievement of hurdles referred to below.

These rights were allocated at a nominal value of 0,5 cents and will mature on the third anniversary of the effective date, provided the following performance criteria have been achieved:

a. a compound growth in HEPS of the company, over the three completed financial years commencing on 1 July 2006, equal to or exceeding the weighted average growth of the companies included in, and comprising the INDI25 over a three-year period from the effective date; and

b. the volume weighted average traded share price of the company over the 30 trading days immediately preceding the measurement date to exceed the result of the following formula:

   [{(a-b)/b}+1] x c, where the variables have the same meaning as they had for the December 2003 grant.

The rights awarded in December 2003, December 2006 and June 2007 form part of the share-based payment scheme, and the rights prior to this date relate to the Steinhoff International Share Trust scheme. For detail on these schemes refer note 24.7 and 24.8.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

43. REMUNERATION REPORT *(continued)*

43.3 Interest in share capital

Executive directors	Direct interest		Indirect interest		
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total
2007					
BE Steinhoff	250 206	—	158 326 117	—	158 576 323
MJ Jooste	—	—	19 044 705	—	19 044 705
KJ Grové	—	—	4 261 280	—	4 261 280
FJ Nel	26 698	—	3 345 383	—	3 372 081
I Topping	580 000	—	—	—	580 000
DM van der Merwe	—	—	4 557 500	—	4 557 500
JHN van der Merwe	1 120	—	2 528 000	—	2 529 120
	858 024	—	192 062 985	—	192 921 009
2006					
BE Steinhoff	183 646	—	157 476 117	—	157 659 763
MJ Jooste	—	—	6 902 745	—	6 902 745
KJ Grové	—	—	176 040	—	176 040
FJ Nel	26 698	—	1 794 503	—	1 821 201
I Topping	40 000	—	—	—	40 000
DM van der Merwe	—	—	2 490 940	—	2 490 940
JHN van der Merwe	1 120	—	2 477 120	—	2 478 240
	251 464	—	171 317 465	—	171 568 929

43. REMUNERATION REPORT *(continued)*

43.3 Interest in share capital *(continued)*

Non-executive directors	Direct interest		Indirect interest		
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total
2007					
DE Ackerman	268 695	—	—	—	268 695
CE Daun	—	—	271 237	—	271 237
D Konar	317 775	—	—	—	317 775
JF Mouton	—	—	3 000 000	—	3 000 000
FA Sonn	—	—	40 000	—	40 000
	586 470	—	3 311 237	—	3 897 707
2006					
DE Ackerman	202 135	—	—	—	202 135
CE Daun	—	—	703 957	—	703 957
D Konar	251 215	—	—	—	251 215
JF Mouton	—	—	2 000 000	—	2 000 000
FA Sonn	—	—	40 000	—	40 000
NW Steinhoff	750 183	—	—	—	750 183
	1 203 533	—	2 743 957	—	3 947 490
Alternate directors and officers					
2007					
JNS du Plessis	—	—	350 000	—	350 000
HJK Ferreira	—	—	3 120 000	—	3 120 000
SJ Grobler (company secretary)	—	—	3 394 746	—	3 394 746
A Krüger-Steinhoff‡	545 630	—	—	—	545 630
	545 630	—	6 864 746	—	7 410 376
2006					
JNS du Plessis	—	—	—	—	—
HJK Ferreira	—	—	1 570 000	—	1 570 000
SJ Grobler (company secretary)	—	—	1 844 826	—	1 844 826
	—	—	3 414 826	—	3 414 826

‡Non-executive director.

Notes to the annual financial statements for the year ended 30 June 2007 (continued)

44. NEW ACCOUNTING PRONOUNCEMENTS

At the date of authorisation of these annual financial statements, there are Standards and Interpretations in issue but not yet effective. These include the following Standards and Interpretations that are applicable to the business of the entity and may have an impact on future financial statements:

	Effective date – annual periods commencing on or after
• IFRS 7 – Financial Instruments: Disclosures (including amendments to IAS 1 – Presentation of Financial Instruments: Capital Disclosures)	1 January 2007
• IFRIC 12 – Service Concession Arrangements	1 January 2008
• IFRIC 13 – Customer Loyalty Programmes	1 July 2008
• IFRIC 14 – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interactions	1 January 2008
• Circular 8/2007 – Headline Earnings	1 September 2006
• IAS 1 (revised) – Presentation of Financial Statements	1 January 2009

44.1 IFRS 7

In August 2005, the IASB issued IFRS 7 – *Financial Instruments: Disclosures* (IFRS 7). The Standard adds certain new disclosures about *financial instruments to those currently required by IAS 32 – Financial Instruments: Disclosure and Presentation* (IAS 32). The Standard replaces the disclosures currently required by IAS 30 – *Disclosures in the Financial Statements of Banks and Similar Financial Institutions* (IAS 30). The Standard therefore groups all financial instruments' disclosures together in a new Standard. The group is currently in the process of compiling the data for the comparative information and will adopt this Standard in the 2008 financial year.

44.2 IFRIC 12

In November 2006, the IFRIC issued IFRIC 12 – *Service Concession Arrangements*. This interpretation is effective for annual periods beginning on or after 1 January 2008. The interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The impact that the application of the new interpretation will have on the group is currently being evaluated.

44. NEW ACCOUNTING PRONOUNCEMENTS *(continued)*

44.3 IFRIC 13

In June 2007, the IFRIC issued IFRIC 13 – *Customer Loyalty Programmes*. This interpretation is effective for annual periods beginning on or after 1 July 2008. The interpretation addresses accounting by entities that grant loyalty award credits (such as points or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (awards) to customers who redeem award credits. This interpretation is not applicable to the business of the group and will therefore have no impact on the future financial statements.

44.4 IFRIC 14

In July 2007, the IFRIC issued IFRIC 14 – *IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*. This interpretation is effective for annual periods beginning on or after 1 January 2008. IFRIC 14 addresses three issues:

- how entities should determine the limit placed by IAS 19 – *Employee Benefits* on the amount of a surplus in a pension plan they can recognise as an asset;
- how a minimum funding requirement affects that limit; and
- when a minimum funding requirement creates an onerous obligation that should be recognised as a liability in addition to that otherwise recognised under IAS 19.

The impact that the application of the new interpretation will have on the group is currently being evaluated.

44.5 Circular 8/2007

On 31 July 2007, the South African Institute of Chartered Accountants issued, on request of the JSE Limited (JSE), Circular 8/2007 – *Headline Earnings*. This circular replaces Circular 7/2002 – *Headline Earnings*. This circular provides rules for calculating headline earnings for every relevant IFRS, ensuring consistency of treatment by all companies listed on the JSE. It also provides guidance on the calculation of the "per share" number, presentation of comparative headline earnings numbers and the format of the reconciliation of headline earnings. The impact that the application of the new circular will have on the group is currently being evaluated.

44.6 IAS 1 (revised)

On 6 September 2007, the IASB issued IAS 1 (revised) – *Presentation of Financial Statements*. This statement is effective for annual periods beginning on or after 1 January 2009. This statement requires an entity to present all non-owner changes in equity (that is, "comprehensive income") either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It also requires an entity to present a balance sheet as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement. This statement also changes the titles of financial statements as follows:

- "balance sheet" will become "statement of financial position";
- "income statement" will become "statement of comprehensive income"; and
- "cash flow statement" will become "statement of cash flows".

This statement will affect only the disclosure of financial information and will be adopted by the group by the effective date.

special resolutions

Special resolutions for the year ended 30 June 2007

1. **Samstar Services (Pty) Limited**
   - The amendment to the memorandum of association by deleting clause 3 in its entirety and replacing it with:
     3(a) The main business of the company is:
     To provide security and related services and further to act as an investment company,
     3(b) The main business of the company is:
     to provide security and related services and further to act as an investment company.
     Special resolution was approved, and registered on 11/09/2006.

2. **Mount Edgecombe Foam (Pty) Limited**
   - The registration of the change of name from *Leopont 416 (Pty) Limited to Mount Edgecombe Foam (Pty) Limited;*
   - The amendment to the memorandum of association by the substitution of the description of the main business and main object with the following:
     The manufacturing of foam products and related products.
     Special resolutions were approved, and registered on 27/09/2006.

3. **Fleet Cost Management (Pty) Limited**
   - The registration of the change of name from Alenti 147 (Pty) Limited to Fleet Cost Management (Pty) Limited;
   - The amendment to the memorandum of association by the substitution of the description of the main business and main object with the following:
     Provision of a fleet cost management service, including the sale and leasing of motor vehicles and the provision of administrative services and purposes ancillary thereto.
     Special resolutions were approved, and registered on 05/10/2006.

4. **Unitrans Limited**
   - Authorisation for the acquisition by the company of shares issued by it.
     Special resolution was approved, and registered on 08/12/2006.
   - The registration of the voluntary liquidation of the company, in terms of section 352(2).
     Special resolution was approved, and registered on 11/05/2007.

5. **Steinhoff International Holdings Limited**
   - Authorising the repurchase of the company's shares.
     Special resolution was approved, and registered on 13/12/2006.

6. **Unitrans Passenger Training Services (Pty) Limited**
   - Registration of change of name from Seven Seasons Trading 217 (Pty) Limited to Mega Bus Services (Pty) Limited.
   - The amendment to the memorandum of association by the substitution of the description of the main business and main object with the following:
     Provision of a transport and logistics service including the transportation of passengers and purposes ancillary thereto.
     Special resolutions were approved, and registered on 14/12/2006.
   - Registration of change of name from Mega Bus Services (Pty) Limited to Unitrans Passenger Training Services (Pty) Limited;
   - The amendment to the memorandum of association by the substitution of the description of the main business and main object with the following:
     Provision of a transport and logistics service including the transportation of passengers, training of service providers and purposes ancillary thereto.

   Special resolutions were approved, and registered on 07/02/2007.

7. **Contract Furniture Services (Pty) Limited**
   - The registration of the conversion of ordinary shares into "A" and "B" ordinary shares; and
   - The amendment to the articles of association by the inclusion of articles 72 and 73 in respect of the terms and conditions attaching the "A" ordinary and "B" ordinary shares.
     Special resolutions were approved, and registered on 30/01/2007.

8. **Bakker and Steyger (Pty) Limited**
   - The registration of the change of name from Steinhoff Furniture (Pty) Limited to Bakker and Steyger (Pty) Limited.
     The special resolution was approved, and registered on 12/03/2007.
   - Subsequent to year-end, a further Special resolution was approved, and registered on 10 August 2007, to change the name of the company to Bravo Group Manufacturing (Pty) Limited.

9. **Licorice Investments (Pty) Limited**
   - The registration of the increase of authorised share capital of the company;
   - The registration of the sub-division of authorised and issued share capital of the company.
     Special resolutions were approved, and registered on 15/03/2007.

10. **Unitrans Holdings (Pty) Limited**
    - The registration of the change of name from Licorice Investments (Pty) Limited to Unitrans Holdings (Pty) Limited.
    - The amendment to the memorandum of association by the substitution of the description of the main business and main object with the following:
      Holding and investments as principal.
      Special resolutions were approved, and registered on 14/05/2007.

11. **Goeiehoop Farming (Pty) Limited**
    - The registration of the increase of authorised share capital of the company.
      Special resolution was approved on 20 June 2007, and registered on 02/07/2007.

12. **Nomakanjani Logistics (Pty) Limited**
    - The amendment to the memorandum of association by the substitution of the description of the main business and main object with the following:
      Provider of logistical services for the transportation of commodities and purposes ancillary thereto.
      Special resolution was approved on 1 June 2007, and registered on 03/07/2007.

13. **PG Bison Holdings (Pty) Limited**
    - The registration of the increase of authorised share capital of the company;
    - The amendment to the articles of association by the inclusion of article 27 in respect of the terms and conditions attaching the fixed rate redeemable cumulative preference shares.
      Special resolution was approved on 20 June 2007, and registered on 04/07/2007.

14. **Induna Tippers (Pty) Limited**
    - The registration of the change of name from Unitrans Freight Logistics (Pty) Limited to Induna Tippers (Pty) Limited.
      Special resolution was approved on 22 June 2007, and registered on 26/07/2007.

shareholders' diary

Shareholders' diary

Last date to trade *cum* capital distribution	Friday, 9 November 2007
Shares trade ex capital distribution	Monday, 12 November 2007
Record date	Friday, 16 November 2007
Payment date	Monday, 19 November 2007
Annual general meeting	Monday, 10 December 2007
Announcement of interim results and anticipated declaration of preference share dividend	Wednesday, 5 March 2008
Anticipated payment date for preference share dividend	Monday, 21 April 2008
Announcement of results and anticipated declaration of dividend/distribution and preference share dividend	Monday, 9 September 2008
Anticipated payment date for preference share dividend	Monday, 27 October 2008
Annual general meeting	Monday, 1 December 2008

notice of annual general meeting


Steinhoff
International Holdings Ltd

for the year ended 30 June 2007

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

(Registration number 1998/003951/06)

Notice is hereby given that the annual general meeting of the shareholders of Steinhoff International Holdings Limited (registration number 1998/003951/06) (the company) will be held at 10:00 in a boardroom of the company, at 28 Sixth Street, Wynberg, Sandton, on Monday, 10 December 2007, for the purpose of dealing with the following business and, if deemed fit, passing, with or without modification, the resolutions set out below:

Ordinary business

1. To adopt and approve the annual financial statements of the company for the year ended 30 June 2007, together with the report of the directors and the auditors thereon.
2. To reappoint Messrs Deloitte & Touche of Pretoria as auditors of the company as contemplated under section 270 of the Companies Act, 61 of 1973, as amended (the Act).
3.

3.1 To ratify and approve the remuneration paid by the company to its directors during the year ended 30 June 2007 as set out in note 3.4 to be read with note 43, to the annual financial statements (pages 124 and 211 to 213).

3.2 To approve the remuneration to be paid by the company to its directors for the financial year ending 30 June 2008, as set out below:

3.2.1 the remuneration (fees) for executive directors to be set at R550 000 (five hundred and fifty thousand rand) per annum;

3.2.2 the remuneration (fees) for non-executive directors to be set as follows:

	R
Board fees:	220 000 (R55 000 per meeting)
Annual retainer (in respect of informal commitments)	55 000
Total	275 000
Committee fees	
Audit and risk:	
Chairman	220 000
Member	110 000
Human resources and remuneration:	
Chairman	110 000
Member	55 000
Group risk overview:	22 000
Nominations:	11 000

3.3 To individually elect directors in place of the following directors who retire by rotation in accordance with the articles of association and who, being eligible, offer themselves for re-election:

notice of annual general meeting

Notice of annual general meeting for the year ended 30 June 2007 (continued)

3.3.1 DE Ackerman;

3.3.2 CE Daun;

3.3.3 D Konar; and

3.3.4 FA Sonn.

(*Curricula vitae* of the above directors are set out on pages 54 and 55.)

3.4 To individually elect the following individuals, whom the board considers to be independent, as non-executive directors to the board:

3.4.1 DC Brink; and

3.4.2 YZ Cuba.

The company wishes to have both Mr Brink and Ms Cuba join the board as independent non-executive directors. The board believes that their skills, experience and training will complement the existing board. Their *curricula vitae* are as follows:

DAVID (DAVE) CHARLES BRINK (68)*

MSc Eng (Mining), DComm (hc), Graduate Diploma in Company Direction

Dave is deputy chairman of Absa Bank Limited and Absa Group Limited, director of Sappi Limited (Sappi), BHP Billiton and BHP Billiton PLC, where he is chairman of the sustainability committee and also a member of the risk management and audit committee.

He is currently a board member of the National Business Initiative. He is co-chairman of the Business Trust, a vice-president of the Institute of Directors and is a founder member of the Independent Directors' Initiative.

Dave previously acted as independent non-executive chairman to Unitrans Limited up until the termination of its listing on 27 May 2007.

YOLANDA ZOLEKA CUBA (30)

BComm (Statistics) (UCT), BComm Hons (Accounting) (Natal), CA(SA)

Yolanda is the chief executive officer of Mvelaphanda Group Limited and joined Mvelaphanda Holdings' corporate finance division in January 2003. She has worked in a wide range of companies, including Robertsons Foods and Metropolitan Life, and has also been involved in a number of development companies where she gives assistance and advice on financial matters and strategic investment. Yolanda was appointed chief executive officer of Mvelaphanda Group in July 2007.

4. Ordinary resolution number 1

Resolved that as a general authority in terms of section 221(2) of the Act, but subject to the listing requirements of the JSE Limited (the listing requirements) and the Act, 130 000 000 ordinary shares of 0,5 cents each (one half of a cent each) and 15 000 000 non-cumulative, non-redeemable, non-participating preference shares of 0,1 cent (one tenth of a cent each) each in the authorised but unissued share capital of the company be and they are hereby placed under the control of the directors of the company, as a general authority in terms of section 221(2) of the Act, but subject to the listing requirements of the JSE Limited (the listing requirements) and the Act, to allot and issue such shares to such person(s) and on such terms and conditions as the directors may in their sole discretion determine, including but not limited to any allotments to shareholders as capitalisation awards.

The proposed number of shares represents less than 10% of issued and committed share capital and 43% of the authority approved in 2006.

5. Ordinary resolution number 2

5.1 Resolved that, subject to the listing requirements relating to a general authority of directors to issue shares for cash, the directors of the company be and they are hereby authorised for a period of 15 (fifteen) months from the date of this meeting or until the date of the company's next annual meeting, whichever period is shorter, to issue up to 35 000 000 ordinary shares of 0,5 cents each (one half of a cent each) in the capital of the company for cash in accordance with the requirements set out in paragraph 5.52 of the listing requirements as follows:

5.1.1 the relevant securities to be issued under such authority must be of a class already in issue or, where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;

5.1.2 the securities must be issued to public shareholders as defined by the listing requirements and not to related parties;

5.1.3 issues for cash may not in the aggregate in any one financial year exceed 15% (fifteen percent) of the relevant issued number of securities in issue in any one financial year. In calculating the 15% (fifteen percent):

5.1.3.1 account must be taken of the dilution effect, in the year of any issue of options/convertible securities by including the number of any equity securities which may be issued in future arising out of the issue of such options/convertible securities;

5.1.3.2 securities of a particular class will be aggregated with any securities that are compulsorily convertible into securities of that class and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible; and

5.1.3.3 the number of securities which may be issued, ie the 15% (fifteen percent) referred to at 5.1.3 above, shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities) at the date of such application less any securities of the class issued or to be issued in future arising from options/convertible securities issued during the current financial year plus any securities of that class to be issued pursuant to any rights issue that has been announced or is irrevocable and is fully underwritten, or pursuant to any acquisition which has had final terms announced, both of which may be included as though they were securities in issue at the date of application.

5.1.4 the maximum discount at which such securities may be issued may not exceed 10% of the weighted average traded price of the ordinary shares of the company during the 30 (thirty) business days preceding the date on which the price of the issue is determined or agreed by the directors; and

5.1.5 once the company has issued, on a cumulative basis within a financial year, 5% (five percent) or more of the number of securities in issue prior to that issue, the company will publish an announcement containing the full details for the issue, in accordance with the provisions of the listing requirements.

5.2 Subject to the renewal of the general authority proposed in terms of this ordinary resolution number 2, and in terms of the listing requirements, shareholders by their approval of this resolution, grant a waiver of any pre-emptive rights to which ordinary shareholders may be entitled in favour of the directors for the allotment and issue of ordinary shares in the capital of the company for cash other than in the normal course by way of a rights offer or a clawback offer or pursuant to the company's share schemes or acquisitions utilising such securities as currency to discharge the purchase consideration.

The proposed resolution to issue up to 35 000 000 ordinary shares represents less than 3% (five percent) of the issued and committed capital of the company at the date of this notice and 58% of the authority granted in 2006.

A 75% (seventy-five percent) majority of votes cast by those shareholders present or represented and voting at the annual general meeting will be required in order for this ordinary resolution number 2 to become effective.

Ordinary resolution number 3

6. Resolved that, subject to and in accordance with the listing requirements 36 000 000 unissued ordinary shares of 0,5 cents each (one half of a cent each) in the company as authorised be placed under the control of the directors for the continued implementation of the Steinhoff International Incentive Schemes, including the obligations of the company under the Unitrans Limited Share Incentive Scheme.

Reason for and effect of this resolution

This number is significantly below the 10% of issued capital number authorised by shareholders in respect of share incentive schemes.

Under the current obligations in terms of the various incentive schemes administered by the group, it is anticipated that approximately 25 500 000 shares may be required for issue during the period from the annual general meeting to be held on 10 December 2007 to the date of the next annual general meeting. The number proposed is less than 3% of issued and committed capital and 33% of the authority approved in 2006.

notice of annual general meeting

Notice of annual general meeting for the year ended 30 June 2007 (continued)

Special resolution number 1

7. To consider and, if deemed fit, to pass with or without modification the following resolution as a special resolution:

Resolved that the acquisition by the company of shares issued by it, on such terms and conditions as may be determined by the directors and the acquisition by any subsidiary of the company of shares issued by the company, on such terms and conditions as may be determined by the directors of any such subsidiary, be approved as a general approval in terms of section 85(1) and 89 of the Act, subject to the relevant provisions of the Act and to the listing requirements in force at the time of acquisition and provided that:

7.1 such acquisition is permitted in terms of the Act and the company's articles of association;

7.2 this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or until the date of the company's next annual general meeting whichever is the sooner;

7.3 this authority be limited to a maximum of 20% (twenty percent) of the issued share capital of that class in one financial year; provided that the acquisition of shares by a subsidiary of the company may not, in any one financial year, exceed 10% (ten percent) in the aggregate of the number of issued shares of the company;

7.4 repurchases shall not be made at a price more than 10% (ten percent) above the weighted average of the market value of the securities traded for the 5 (five) business days immediately preceding the date on which the transaction is effected;

7.5 the repurchase of securities being implemented through the order book operated by the JSE trading system (open market) and without any prior understanding or arrangement with any counterparty;

7.6 the company will, at any point in time, appoint only one agent to effect any repurchase(s) on the company's behalf;

7.7 after such repurchase(s), at least 500 (five hundred) public shareholders, as defined in the listing requirements, continue to hold at least 20% (twenty percent) of the company's issued shares;

7.8 such repurchase(s) shall not occur during a prohibited period as defined in the listing requirements;

7.9 when 3% (three percent) of the initial number, ie the number of shares in issue at the time that the general authority from shareholders is granted, is cumulatively repurchased and for each 3% (three percent) in aggregate of the initial number acquired thereafter, an announcement shall be made in accordance with the listing requirements; and

7.10 a certificate by the company's sponsor in terms of paragraph 2.12 of the listing requirements confirming the statement by the directors regarding working capital referred to hereunder in this notice convening the meeting shall be issued before the commencement of any repurchase.

Reason for and effect of the special resolution

The reason for this special resolution is to obtain shareholder approval for the directors to repurchase shares of the company and for any subsidiary of the company to acquire shares issued by the company subject to the Act and the listing requirements. The board does not intend to use such power unless prevailing circumstances (including the tax dispensation and market conditions) warrant such a step. All required certificates and relevant statements shall be issued. The effect of the passing and registration of this resolution will be that the directors will have the authority to implement a general repurchase of shares in accordance with the provisions of the Act and the listing requirements.

Information and statement relating to this special resolution

In accordance with paragraph 11.26 of the listing requirements, the attention of shareholders is drawn to:

- The importance of this resolution. Should shareholders be in any doubt as to what action to take, they are advised to consult appropriate independent advisors.
- The following information, details of which are reflected in this annual report, of which this notice forms part, as indicated:
  - directors and management of the company and its subsidiaries (refer to pages 29, 39 and 52 to 55);
  - major shareholders of the company (refer to page 7);
  - directors' interests in the company's securities (refer to pages 90 and 214 to 219); and
  - share capital of the company, refer to notes 24 and 26 to the annual financial statements (on pages 159 to 163 and 167 to 168).

Directors' statement

- The directors, whose names are given on page 89 and 90 of this annual report, collectively and individually accept full responsibility for the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made.
- There have been no material changes in the financial or trading position of the group since the publication of the financial results for the year ended 30 June 2007 and the date of this notice.
- The directors are not aware of any information on any legal or arbitration proceedings, including any proceedings that are pending or threatened, that may have or have had, in the previous 12 (twelve) months, a material effect on the group's financial position.

The directors are of the opinion, after considering the effect of a maximum repurchase of shares, that:

- the company will be able, in the ordinary course of business, to pay its debts;
- the assets of the company, fairly valued in accordance with International Financial Reporting Standards, will be in excess of the consolidated liabilities of the company;
- the company will have adequate ordinary capital and reserves, for a period of 12 (twelve) months after the date of this notice; and
- the working capital and reserves of the company will be adequate for a period of 12 (twelve) months after the date of this notice.

Ordinary resolution number 4

8. General authority to distribute share capital and/or reserves to shareholders:

   Resolved that the directors be authorised, by way of a general authority, to distribute to shareholders of the company any share capital and reserves of the company in terms of section 90 of the Act, article 56A of the company's articles of association and in terms of the listing requirements.

   Such general authority will provide the board with the flexibility to distribute any surplus capital of the company to its shareholders, provided that:

- the general authority shall be valid until the next annual general meeting of the company or for 15 (fifteen) months from the passing of this ordinary resolution, whichever period is the shorter;
- any general payment by the company shall not exceed 20% (twenty percent) of the company's issued share capital and reserves, excluding minority interests and any revaluation of assets and intangible assets that are not supported by an independent professional acceptable to the JSE; and
- any general payment is made pro rata to all shareholders.

  Shareholders are referred to the "Information and Statement" under special resolution number 1, which information applies *mutatis mutandis* to this resolution.

Ordinary resolution number 5

9. Resolved that the directors of the company be and they are hereby authorised in terms of article 26.2 of the articles of association of the company to create and issue convertible debentures, debenture stock, bonds or other convertible instruments in respect of 120 000 000 (one hundred and twenty million) ordinary shares of 0,5 cents each (one half of a cent each) in the capital of the company, subject to a conversion premium of not less than 20% (twenty percent) above the volume weighted traded price of the shares in the company

notice of annual general meeting

Notice of annual general meeting for the year ended 30 June 2007 (continued)

for the three trading days prior to pricing and to such conversion and other terms and conditions as they may determine in their sole and absolute discretion, but subject at all times to the listing requirements.

A 75% (seventy five percent) majority of votes cast by those shareholders present or represented and voting at the general meeting will be required in order for ordinary resolution number 5 to become effective.

Special resolution number 2

Increase in share capital

10. That the existing authorised ordinary share capital of the company of R10 000 000 (ten million rand) consisting of 2 000 000 000 (two billion) ordinary shares of 0,5 cents (one half of a cent) each be increased by R5 000 000 (five million rand) to R15 000 000 (fifteen million rand), divided into 3 000 000 000 (three billion) ordinary shares of 0,5 cents (one half of a cent) each.

The reason for and effect of this special resolution

The reason for this special resolution is to afford the company the flexibility to allot and issue, subject to the obtaining of such shareholders' approval as may be necessary, and subject further to compliance with the Act and the listing requirements, additional shares in the capital of the company. The effect is self-evident, namely that the company will increase its ordinary share capital as stated. The total authorised share capital of the company will then comprise R16 000 000 (sixteen million rand) divided into 3 000 000 000 (three billion) ordinary shares of 0,5 cents (one half of a cent) each and 1 000 000 000 (one billion) non-cumulative, non-redeemable, non-participating preference shares of 0,1 cent (one tenth of a cent) each.

11. To transact such other business as may be transacted at an annual general meeting.

Authority

12. Any director or secretary of the company, for the time being, be and is hereby authorised to take all such steps and sign all such documents and to do all such acts, matters and things for and on behalf of the company as may be necessary to give effect to the special and ordinary resolutions passed at the annual general meeting.

By order of the board

SJ Grobler
Company secretary

05 November 2007

Registered office
28 Sixth Street
Wynberg
Sandton
2090
(PO Box 1955, Bramley, 2018)



PROXIES

Each shareholder, whether present in person or by proxy, is entitled to attend and vote at the general meeting. A form of proxy in which is set out the relevant instructions for its completion is enclosed for use by any shareholder who is unable to attend the general meeting but wishes to be represented thereat. If you have dematerialised your shares with a Central Securities Depository Participant (CSDP) or broker you must arrange with them to provide you with the necessary authorisation to attend the general meeting or you must instruct them as to how you wish to vote in this regard. This must be done in terms of the agreement entered into between you and the CSDP or broker. Any shareholder who completes and lodges a form of proxy will not be precluded from attending and voting at the general meeting to the exclusion of the proxy appointed by him.

Each shareholder is entitled to appoint one or more proxies (who need not be shareholders of the company) to attend, speak and vote in his/her stead. On a show of hands every shareholder who is present in person or by proxy shall have one vote and, on a poll, every shareholder present in person or by proxy shall have one vote for each share held by him/her. The forms of proxy should be completed and forwarded to reach the offices of the company's transfer secretaries or the company secretary at the address given on page 232 by not later than 17:00 on Thursday, 6 December 2007.

corporate information

Corporate information

REGISTRATION NUMBER
1998/003951/06

REGISTERED OFFICE
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

WEBSITE
http://www.steinhoffinternational.com

SECRETARY
SJ Grobler
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

AUDITORS
Deloitte & Touche, Chartered Accountants (SA)
221 Waterkloof Road
Waterkloof, 0181
(PO Box 11007, Hatfield, 0028)

TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Limited
(Registration number 2004/003647/07)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 7184, Johannesburg 2000)

COMMERCIAL BANK
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)
Ground Floor, 3 Simmonds Street
Johannesburg, 2001
(PO Box 61150, Marshalltown, 2107)

In addition the group has commercial facilities with various other banking and financial institutions worldwide.

SPONSOR
PSG Capital Limited
(Registration number 2002/017362/06)
Building 8
Woodmead Estate
1 Woodmead Drive
Woodmead, 2157
(PO Box 987, Parklands, 2121)

Steinhoff
International Holdings Ltd

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176

("Steinhoff" or "the company")

Proxy form

To be completed by certificated shareholders and dematerialised shareholders who have selected "own name" registration.

For use at the annual general meeting of the holders of ordinary shares in the company ("Steinhoff shareholders") to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Monday, 10 December 2007 at 10:00 ("the general meeting").

I/We

of

(full name and address in block letters)

being the registered holder of shares in the company, hereby appoint:

1. of or failing him/her,
2. of or failing him/her,
3. the chairman of the general meeting,

as my/our proxy to act for me/us at the general meeting for the purposes of considering and, if deemed fit, passing with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares registered in my/our name/s in accordance with the following instructions (see notes):

		Number of shares		
Voting instructions in respect of all/..number of shares held		In favour of	Against	Abstain
1.	To receive and adopt the annual financial statements			
2.	To reappoint Deloitte & Touche as auditors			
3.1	To ratify the directors' remuneration for the year ended 30 June 2007			
3.2	To approve the directors' remuneration for the year ending 30 June 2008			
3.3	Board appointments			
	To individually re-elect to the board:			
3.3.1	– DE Ackerman			
3.3.2	– CE Daun			
3.3.3	– D Konar			
3.3.4	– FA Sonn			
3.4	To individually elect to the board:			
3.4.1	– DC Brink			
3.4.2	– YZ Cuba			
4.	Ordinary resolution number 1 – Placement of shares under the control of the directors			
5.	Ordinary resolution number 2 – Issue of shares for cash			
6.	Ordinary resolution number 3 – Share incentive scheme			
7.	Special resolution number 1 – General authority to purchase own shares			
8.	Ordinary resolution number 4 – General authority to distribute share capital and reserves			
9.	Ordinary resolution number 5 – Convertible debentures			
10.	Special resolution number 2 – Increase in share capital			

Signed at on 2007

Signature(s)

Assisted by *(where applicable) (state capacity and full name)*

Each Steinhoff shareholder is entitled to appoint one or more proxy/ies (who need not be (a) shareholder/s of the company) to attend, speak and vote in place of the shareholder at the general meeting.

Please read the notes overleaf.

Notes

1. A Steinhoff shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space(s) provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the Steinhoff shareholder concerned. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.
2. A Steinhoff shareholder's instructions to the proxy must be shown by indicating, in the appropriate boxes provided, the manner in which that Steinhoff shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes in which case the relevant numbers of shares to be so voted must be indicated in the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A Steinhoff shareholder or his/her proxy is not obliged to use all the votes exercisable by the Steinhoff shareholder or his/her proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder or by his/her proxy. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of all shares held as recorded in the register.
3. Any shareholder who holds shares through a nominee or in dematerialised form may use this proxy to advise their nominee/broker/Central Securities Depository Participant ("CSDP") of their voting instructions. However, should such member wish to attend the meeting, they will need to request their CSDP, broker or nominee to provide them with the necessary authority in terms of the agreement governing their relationship.
4. Forms of proxy and any power of attorney by virtue of which such proxy is signed (or a notarially certified copy of such power of attorney) must be lodged at or posted to the company's transfer secretaries or delivered to the company secretary, to be received by not later than 17:00 on Thursday, 6 December 2007.
5. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's transfer secretaries or waived by the chairman of the general meeting.
7. The completion and lodging of this form of proxy will not preclude the relevant Steinhoff shareholders from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such Steinhoff shareholder wish to do so.
8. No facility currently exists for receiving forms of proxy by e-mail.

Steinhoff
International Holdings Ltd

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176

("Steinhoff" or "the company")

Voting instruction form

To:

(name of shareholder's CSDP/broker)

For use only by shareholders who have already dematerialised their share certificates and whose shares are not registered in their own names (example in name of CSDP or broker/nominee)

For use at the annual general meeting of the holders of ordinary shares in the company ("Steinhoff shareholders") to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Monday, 10 December 2007 at 10:00 ("the general meeting").

Shareholders who have already dematerialised their shares may use this form to advise their Central Securities Depository Participant ("CSDP") or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should a shareholder wish to attend the meeting in person, written authority would be required from such CSDP or broker.

I/We

of

(full name and address in block letters)

being a shareholder of the company, who has/have dematerialised my/our shares do hereby indicate below my/our voting instructions on the resolutions to be proposed at the annual general meeting:

		Number of shares		
Voting instructions in respect of all/..number of shares held		In favour of	Against	Abstain
1.	To receive and adopt the annual financial statements			
2.	To reappoint Deloitte & Touche as auditors			
3.1	To ratify the directors' remuneration for the year ended 30 June 2007			
3.2	To approve the directors' remuneration for the year ending 30 June 2008			
3.3	Board appointments			
	To individually re-elect to the board:			
3.3.1	– DE Ackerman			
3.3.2	– CE Daun			
3.3.3	– D Konar			
3.3.4	– FA Sonn			
3.4	To individually elect to the board:			
3.4.1	– DC Brink			
3.4.2	– YZ Cuba			
4.	Ordinary resolution number 1 – Placement of shares under the control of the directors			
5.	Ordinary resolution number 2 – Issue of shares for cash			
6.	Ordinary resolution number 3 – Share incentive scheme			
7.	Special resolution number 1 – General authority to purchase own shares			
8.	Ordinary resolution number 4 – General authority to distribute share capital and reserves			
9.	Ordinary resolution number 5 – Convertible debentures			
10.	Special resolution number 2 – Increase in share capital			

Signed at on 2007

Signature(s)

Assisted by *(where applicable) (state capacity and full name)*

Each Steinhoff shareholder is entitled to appoint one or more proxy/ies (who need not be (a) shareholder/s of the company) to attend, speak and vote in place of the shareholder at the general meeting.

Please read the notes overleaf.


Steinhoff
International Holdings Ltd

www.steinhoffinternational.com

Annual financial statements

30 June 2007


Steinhoff
International Holdings Ltd

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

Registration number: 1998/003951/06

Contents

Report of the independent auditors

TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

We have audited the accompanying financial statements of Steinhoff International Holdings Limited, which comprise the balance sheet as at 30 June 2007, the income statement, the statement of recognised income and expense and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 2 to 28.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as at 30 June 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.



Deloitte & Touche
Registered Auditors

Per U Böhmer
Partner

2 November 2007

221 Waterkloof Road
Waterkloof
Pretoria
0181

DIRECTORS' SHAREHOLDING

At 30 June 2007, the present directors of the company held direct and indirect interest in 204 229 092 (2006: 178 931 245) or 15,8% (2006: 15,6%) of the company's issued ordinary shares.

There have been no changes to directors' shareholding between year-end and the date of this report. Details of individual holdings are disclosed on page 26.

CORPORATE GOVERNANCE

The group complies with the listing requirements of the JSE Limited (JSE) and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

SHARE INCENTIVE SCHEMES

The directors are authorised to issue, allot or grant rights to a maximum of 10% (2006: 10%) of the issued share capital of the company from time to time in terms of the employee share incentive schemes. It is noted that the market-related performance hurdles in respect of the share incentive scheme granted in December 2003 were met and have matured and will mature in three annual tranches effective from 1 December 2006. Details of participation by directors in the share incentive scheme are set out in note 26 of the annual financial statements.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

Business address
28 Sixth Street
Wynberg
2090

Postal address
PO Box 1955
Bramley
2018

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the company. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance on the reliability of the financial statements, to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably-trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied except where stated otherwise. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

The directors reasonably believe that the company has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going-concern basis.

The annual financial statements for the year ended 30 June 2007, which appear on pages 2 to 28, were approved by the board and signed on its behalf on 10 September 2007.



Bruno Ewald Steinhoff
Executive chairman



Markus Johannes Jooste
Chief executive officer

SECRETARY CERTIFICATION

I certify, in accordance with section 268 G(d) of the South African Companies Act, 1973, as amended (the Act) that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.



Stephanus Johannes Grobler
Company secretary

Report of the independent auditors

TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

We have audited the accompanying financial statements of Steinhoff International Holdings Limited, which comprise the balance sheet as at 30 June 2007, the income statement, the statement of recognised income and expense and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 2 to 28.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as at 30 June 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Auditors

Per U Böhmer
Partner

2 November 2007

221 Waterkloof Road
Waterkloof
Pretoria
0181

The directors have pleasure in presenting the annual financial statements of Steinhoff International Holdings Limited, for the year ended 30 June 2007.

NATURE OF BUSINESS

Steinhoff International Holdings Limited (Steinhoff) is a holding company investing predominantly in the household goods and related industries. Steinhoff is a globally-integrated lifestyle supplier that manufactures, warehouses, retails and distributes household goods, retails motor vehicles and also provides financial and management services to the group companies.

RESULTS FOR THE YEAR

The results for the year under review are fully set out in the attached annual financial statements.

DISTRIBUTION FROM SHARE PREMIUM ACCOUNT

The directors have resolved to declare a capital distribution from share premium account of 50 cents per share (2006: 37,5 cents per share), payable on 19 November 2007 to those shareholders recorded in the books of the company at the close of business on 9 November 2007.

SUBSIDIARY COMPANIES

	Issued share capital	Effective shareholding (%)
The company's principal subsidiary is Steinhoff Investment Holdings Limited		
Ordinary shares	R75 000	100
Preference shares	R15 000	31
Steinhoff Investment Holdings Limited's principal subsidiaries are:		
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries	R35 700	100
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria) and its subsidiaries	€35 790	100

MAJOR GROUP TRANSACTIONS

Homestyle Group Plc minority take-out

In December 2006 the company and Steinhoff Europe AG (Steinhoff Europe) entered into an agreement with the Independent Board of Homestyle Group Plc (Homestyle) (at the time listed on the London Stock Exchange) in terms of which a scheme of arrangement was proposed by Homestyle to the outstanding shareholders of Homestyle (other than Steinhoff Europe). These shareholders were offered a cash election of 100 pence (GBP) per Homestyle share or a share election in terms of which the Homestyle shareholder would receive not less than 0,736 new Steinhoff shares issued at R22,50 per share and not more than one Steinhoff share for each Homestyle share held. The scheme was approved by the Court and at the extraordinary general meeting of shareholders on 19 January 2007. The High Court of Justice, Chancery Division sanctioned the scheme on 15 February 2007 and the scheme was implemented on 19 February 2007. In terms of the agreed formula, the exchange ratio was determined on 19 February 2007 as 0,749 Steinhoff shares for each Homestyle share and the company issued 73 707 918 new Steinhoff shares at R22,50 to various Homestyle shareholders. Since the shareholders approved the transaction on 19 January 2007, the acquisition was implemented effective 1 January 2007.

Shareholders are referred to the circular issued by Homestyle dated 22 December 2006 for more detail on the transaction.

BCM Businesses acquisition

In December 2006 Steinhoff Africa Holdings (Proprietary) Limited (Steinhoff Africa) entered into agreements acquiring shares in and claims on loan accounts held against BCM Holdings (Proprietary) Limited, (which includes its subsidiary companies: Bedding Component Manufacturers (Proprietary) Limited, Premier Spring Industrial Manufacturers (Proprietary) Limited, 50% of Buffalo Pocket Spring Company (Proprietary) Limited and International Wire Converters (Proprietary) Limited) as well as Buffalo Freight Systems (Proprietary) Limited and BCM Property Holdings (Proprietary) Limited (which includes BCM Properties (Proprietary) Limited).

These investments were acquired from Geros Beteiligungsverwaltung GmbH, a company controlled by C Daun and various other vendors. The total value placed on the acquired businesses amounted to R210,8 million and after deducting Steinhoff Africa's existing interest of R59,3 million in the businesses, the purchase consideration was settled by the issue of 5 139 902 Steinhoff shares accounted for at a price per share of R24,21 per share (closing rate at the effective date), the latter to be placed with investors, as well as R27,1 million paid in cash. The Competition Commission approved the transaction and recommended unconditional approval by the Tribunal on 29 June 2007. The transaction was accounted for effective 30 June 2007.

Unitrans minority take-out

During the year Steinhoff acquired the entire business of Unitrans Limited (Unitrans) as a going concern, in terms of section 228 of the Companies Act, 1973, as amended, through its wholly owned subsidiary Unitrans Holdings (Proprietary) Limited (Unitrans Holdings).

Before the transaction Steinhoff owned 60,76% of Unitrans. In terms of the transaction, Unitrans minority shareholders received two Steinhoff shares for every Unitrans share held, resulting in Steinhoff issuing a total of 69 426 484 shares in acquiring the remaining interest in Unitrans.

During the 2005 financial year, Unitrans entered into a black economic empowerment (BEE) transaction with Fundiswa Investments (Proprietary) Limited (Fundiswa) in terms of which Steinhoff assisted Fundiswa to obtain its Unitrans investment. Steinhoff retained the majority of the risks and rewards pertaining to the 11,6 million Unitrans shares held by Fundiswa, resulting in the effective consolidation of Fundiswa in terms of SIC 12 – *Consolidation of Special-purpose Entities* (SIC 12). As part of the minority take-out, the Unitrans shares held by Fundiswa were exchanged for 23,2 million Steinhoff shares and these shares are treated as treasury shares on consolidation.

The transaction presents to the Unitrans Group the possibility of off-shore expansion, utilising the current off-shore presence, experience and financing capabilities of Steinhoff. Other benefits include the optimisation of logistics synergies in terms of intra-group opportunities, critical mass in respect of complementary property portfolios, complementary management skills and business acumen and elimination of duplicated structures and the sharing of infrastructure. In addition, Unitrans' motor retail interest fit in with Steinhoff's strategy and complements the existing retail interest. Since shareholders approved the transaction on 13 April 2007 the company accounted for the transaction effective 1 April 2007.

Shareholders are referred to the circular to Unitrans shareholders dated 22 March 2007 for more detail on the transaction.

Southern African furniture manufacturing interest sold to Bravo Group
Steinhoff sold its southern African furniture manufacturing and import interests to a private equity consortium led by Absa Capital, a division of Absa Bank Limited and Bravo Group management. The consortium will also include BEE partners. The business has been renamed to Bravo Group.

The purchase consideration for the Bravo Group amounted to R1,375 billion. Steinhoff assisted Bravo Group management by funding its participation in the buy-out of R172,5 million by way of the issue by Bravo Group Management Company (Proprietary) Limited of a preference share. The transaction paves the way for the continuation and acceleration of Steinhoff's strategy to expand its retail interests in South Africa.

The Bravo Group comprises the following trading operations: Alpine Lounge, Gommagomma Isithebe, Gommagomma Outsource, Gommagomma Zimbabwe, Grafton Everest, Milano Décor, Bedding, Imports for Africa, Imports, Living, International Furniture Clearance Centre, High Point, Victoria Lewis, Pat Cornick and the interest in the following subsidiary companies; Bravo Group Logistics (Proprietary) Limited (previously Roadway Logistics Retail (Proprietary) Limited), Top Transport (Proprietary) Limited, Woodstuff (Proprietary) Limited and Bravo Group Manufacturing (Proprietary) Limited (previously Steinhoff Furniture (Proprietary) Limited).

The Competition Commission approved the transaction on 29 June 2007 and recommended the unconditional approval by the Competition Tribunal. The company accounted for these transactions effective 30 June 2007.

South African property portfolio
During June 2007, various subsidiaries entered into agreements with companies controlled by Sanlam Capital Markets Limited in respect of properties previously leased by Steinhoff Africa Group and Unitrans Motors respectively under long term lease agreements with Sanlam Capital Markets Limited. The acquisition comprises 51 properties and the total consideration paid was R1 236,9 million. These transactions were accounted for effective 30 June 2007.

SHARE CAPITAL

The company's authorised share capital of R11 000 000, divided into 2 000 000 000 ordinary shares of 0,5 cents each and 1 000 000 000 non-cumulative, non-redeemable, non-participating, variable rate preference shares of 0,1 cents each, remained unchanged during the year.

The following ordinary shares were issued during the year:

Date	Number of shares	R'000
19 February 2007	78 689 749	1 770 118
7 May 2007	60 894 956	1 421 897
28 May 2007	8 531 528	199 211

CONTRACTS

No contracts, other than those disclosed in note 25, in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries or which could have resulted in a conflict of interest were entered into during the year.

POST-BALANCE SHEET EVENTS

The directors are not aware of any significant post-balance sheet events that will have a material effect on the company's results or financial position as presented in these financial statements except as noted below.

On 1 August 2007, the South African Competition Tribunal approved both the acquisition of the BCM Businesses referred to above as well as the disposal by Steinhoff Africa of its furniture manufacturing and import interests.

DIRECTORATE

The executive directors in office during the financial year and date of this report, were:
Bruno Ewald Steinhoff (German) – Executive chairman
Markus Johannes Jooste – Chief executive officer
Karel Johan Grové
Fredrik Johannes Nel – Financial director
Ian Michael Topping (British)
Daniël Maree van der Merwe
Johannes Henoch Neethling van der Merwe – Chief financial officer

The non-executive directors in office during the financial year and date of this report were:
Dirk Emil Ackerman*
Claas Edmund Daun (German)*
Dr Deenadayalen Konar*
Johannes Fredericus Mouton*
Dr Franklin Abraham Sonn*
Norbert Walter Steinhoff (German) (Resigned: 7 March 2007)

The alternate directors in office during the financial year and date of this report, were:
Johannes Nicolaas Stephanus du Plessis
Hendrik Johan Karel Ferreira
Stephanus Johannes Grobler
Angela Krüger-Steinhoff (German)# (Appointed: 7 March 2007)

** Independent non-executive directors*
 # Non-executive director

DIRECTORS' SHAREHOLDING

At 30 June 2007, the present directors of the company held direct and indirect interest in 204 229 092 (2006: 178 931 245) or 15,8% (2006: 15,6%) of the company's issued ordinary shares.

There have been no changes to directors' shareholding between year-end and the date of this report. Details of individual holdings are disclosed on page 26.

CORPORATE GOVERNANCE

The group complies with the listing requirements of the JSE Limited (JSE) and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

SHARE INCENTIVE SCHEMES

The directors are authorised to issue, allot or grant rights to a maximum of 10% (2006: 10%) of the issued share capital of the company from time to time in terms of the employee share incentive schemes. It is noted that the market-related performance hurdles in respect of the share incentive scheme granted in December 2003 were met and have matured and will mature in three annual tranches effective from 1 December 2006. Details of participation by directors in the share incentive scheme are set out in note 26 of the annual financial statements.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

Business address
28 Sixth Street
Wynberg
2090

Postal address
PO Box 1955
Bramley
2018

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the company. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance on the reliability of the financial statements, to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably-trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied except where stated otherwise. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

The directors reasonably believe that the company has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going-concern basis.

The annual financial statements for the year ended 30 June 2007, which appear on pages 2 to 28, were approved by the board and signed on its behalf on 10 September 2007.



Bruno Ewald Steinhoff
Executive chairman



Markus Johannes Jooste
Chief executive officer

SECRETARY CERTIFICATION

I certify, in accordance with section 268 G(d) of the South African Companies Act, 1973, as amended (the Act) that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.



Stephanus Johannes Grobler
Company secretary

Income statement for the year ended 30 June 2007

	Notes	2007 R'000	2006 R'000
Operating income		**18 470**	16 097
Operating expenses		**(5 853)**	(13 038)
Operating profit	1	**12 617**	3 059
Finance costs	2	**(191 621)**	(50 486)
Income from investments	3	**1 748 822**	50 733
Profit before taxation		**1 569 818**	3 306
Taxation	4	**9 438**	1 164
Profit for the year		**1 579 256**	4 470

Balance sheet as at 30 June 2007

	Notes	2007 R'000	2006* R'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**—**	1
Investment in subsidiary companies	7	**21 255 721**	16 208 457
Investments and loans	8	**506 611**	526 963
		21 762 332	16 735 421
Current assets			
Accounts receivable	9	**66 278**	66 313
Short-term loans receivable	8	**97 864**	41 278
Income taxation receivable		**586**	3 917
Value added taxation receivable		**137**	39
Share scheme settlement receivable	11	**562 878**	466 303
Funds on call and deposit		**—**	21 115
Bank balances and cash		**120**	28 228
		727 863	627 193
Total assets		**22 490 195**	17 362 614
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and premium	10	**5 874 292**	3 050 547
Reserves	12	**13 337 472**	11 650 366
		19 211 764	14 700 913
Non-current liabilities			
Interest-bearing loans and borrowings	13	**1 648 105**	1 613 909
Deferred taxation liability	14	**84 939**	94 377
		1 733 044	1 708 286
Current liabilities			
Accounts payable	15	**574 060**	577 287
Interest-bearing loans and borrowings	13	**35 625**	—
Deferred dividend receivable	11	**508 006**	376 128
Bank overdrafts		**427 696**	—
		1 545 387	953 415
Total equity and liabilities		**22 490 195**	17 362 614

**Prior year figures have been restated to reflect the effect of the early adoption of IFRIC 11.*

Statement of recognised income and expense for the year ended 30 June 2007

	2007 R'000	2006 R'000
Profit for the year	**1 579 256**	4 470
Total recognised income and expense for the year	**1 579 256**	4 470

Cash flow statement for the year ended 30 June 2007

	Notes	2007 R'000	2006* R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from/(utilised in) operations	19	**134 755**	(11 588)
Interest received		**158 012**	50 733
Dividends received		**38 494**	—
Interest paid		**(191 621)**	(50 486)
Taxation received/(paid)	20	**3 331**	(4 290)
Net cash inflow/(outflow) from operating activities		**142 971**	(15 631)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net increase in investments and loans	21	**(37 155)**	(530 518)
Net increase in investment in subsidiary companies	22	**(223 876)**	(745 008)
Net cash outflow from investing activities		**(261 031)**	(1 275 526)
CASH FLOWS FROM FINANCING ACTIVITIES			
(Costs)/Proceeds on issue of ordinary share capital	23	**(591)**	166 510
Proceeds on issue of convertible bond		**—**	1 482 087
Increase/(Decrease) in bank overdrafts		**427 696**	(236 000)
Capital distribution paid		**(428 089)**	(340 409)
Net increase in interest-bearing loans and borrowings		**69 821**	200 000
Net cash inflow from financing activities		**68 837**	1 272 188
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(49 223)**	(18 969)
Cash and cash equivalents at the beginning of the year		**49 343**	68 312
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	24	**120**	49 343

**Prior year figures have been restated to reflect the effect of the early adoption of IFRIC 11.*

STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), the International Financial Reporting Interpretations Committee (IFRIC) of the IASB and the requirements of the South African Companies Act.

Adoption of new and revised Standards

In the current year, the company has adopted all of the new and revised Standards and Interpretations issued by the IASB and the IFRIC of the IASB that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2006. The adoption of these new and revised Standards and Interpretations has resulted in changes to the company's accounting policies that have affected the amounts reported for the current or prior years.

The company adopted the following Interpretation during the year:

IFRIC 11 – IFRS 2 – *Group and Treasury Share Transactions.*

BASIS OF PREPARATION

The annual financial statements are prepared in thousands of South African Rands (R'000) on the historical cost basis, except for certain assets and liabilities which are carried at amortised cost, and certain financial instruments which are stated at their fair value.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that may affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 18.

The accounting policies set out below have been applied consistently to the periods presented in these financial statements.

Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

Subsequent costs

The company recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when the cost is incurred, if it is probable that additional future economic benefits embodied within the item will flow to the company and the cost of such item can be measured reliably. All other costs are recognised in the income statement as an expense when incurred.

Depreciation

Depreciation is recognised in the income statement on a straight-line basis at rates that will reduce the book values to estimated residual values over the estimated useful lives of the assets.

The depreciation methods, estimated useful lives and residual values, if not insignificant, are reassessed annually.

Impairment of assets

The carrying amounts of the company's assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement as capital items.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

Calculation of recoverable amount

The recoverable amount of the company's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (ie the effective interest rate computed at initial recognition of these financial assets).

The recoverable amount is the greater of an asset's fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment losses

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

Reversal of impairment losses (continued)
An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

In respect of other assets an impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in previous years.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and bank and short-term, highly liquid investments, including certain derivative financial instruments, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are only included where the company has a legal right of set-off due to cash management.

Share-based payment transactions

Equity settled
The fair value of share rights and deferred delivery shares granted to employees is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to the equity instruments. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of share rights and deferred delivery shares that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of share-based payments was not recognised under the company's previous accounting policies.

Cash settled
The fair value of the amount payable to employees in respect of share appreciation rights is recognised as an expense with a corresponding increase in liabilities. The fair value is initially measured at grant date and expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to payment. The liability is remeasured at each balance sheet date to fair value and at settlement date. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted.

Group share-based payment transactions
Transactions in which a parent grants rights to its equity instruments directly to the employees of its subsidiaries are classified as equity settled in the financial statements of the subsidiary, provided the share-based payment (SBP) is classified as equity settled in the consolidated financial statements of the parent.

The subsidiary recognises the services acquired with the SBP as an expense and recognises a corresponding increase in equity representing a capital contribution from the parent for those services acquired. The parent recognises in equity the equity settled SBP and recognises a corresponding increase in the investment in subsidiary.

A recharge arrangement exists whereby the subsidiary is required to fund the difference between the exercise price on the share options and the market price of the share at the time of exercising the option. The recharge arrangement is accounted for separately from the underlying equity settled SBP as follows upon initial recognition:

- The subsidiary recognises a recharge liability at fair value, using cash settled SBP principles, and a corresponding adjustment against equity for the capital contribution recognised in respect of the SBP.

- The parent recognises a corresponding recharge asset at fair value and a corresponding adjustment to the carrying amount of the investment in the subsidiary.

Subsequent to initial recognition the recharge arrangement is remeasured at fair value at each subsequent reporting date until settlement date to the extent vested. Where the recharge amount recognised is greater than the initial capital contribution recognised by the subsidiary in respect of the SBP, the excess is recognised as a net capital distribution to the parent. The amount of the recharge in excess of the capital contribution recognised as an increase in the investment in subsidiary is deferred and recognised as dividend income by the parent when settled by the subsidiary.

Taxation

Current taxation
Income taxation on the profit or loss for the year comprises current and deferred taxation. Income taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further exclude items that are never taxable or deductible.

Current taxation is the expected taxation payable on the taxable income for the year, using taxation rates enacted or substantially enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

Deferred taxation
Deferred taxation is provided using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income. The following temporary differences are not provided for: goodwill not deductible for taxation purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using taxation rates enacted or substantially enacted at the balance sheet date.

Deferred taxation liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates and interest in joint ventures, except where the company is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Taxation *(continued)*

***Deferred taxation** (continued)*

Deferred taxation assets and liabilities are offset when there is a legally enforceable right to set off current taxation assets against current taxation liabilities and when they relate to income taxes levied by the same taxation authority and the company intends to settle its current taxation assets and liabilities on a net basis.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset will be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related taxation benefit will be realised.

Secondary taxation on companies and additional income taxes on distribution of dividends

Secondary taxation on companies (STC) and other additional taxes arising from the distribution of dividends are recognised in the year dividends are declared. A deferred taxation asset is recognised on unutilised STC credits when it is probable that such unused STC credits will be utilised in the future.

Foreign currency

Foreign currency transactions

Transactions in currencies other than the functional currency of entities are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling on the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at rates ruling at the dates the fair value was determined.

Revenue recognition

Interest

Interest is recognised on the time proportion basis, taking account of the principal debt outstanding and the effective rate over the period to maturity.

Dividend income

Dividend income from investments is recognised when the right to receive payment has been established.

Employee benefits

Short-term employee benefits

The costs of all short-term employee benefits are recognised during the period in which the employee renders the related service. The provisions for employee entitlements to salaries, performance bonuses and annual leave represent the amounts which the company has a present obligation to pay as a result of the employee's services provided. The provisions have been calculated at undiscounted amounts based on current salary levels.

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

Long-term service benefits

The company's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted.

Financial instruments

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to contractual provisions of the instrument. Financial instruments are initially measured at fair value, including transaction costs. Subsequent to initial recognition, these instruments are measured as set out below.

Financial assets

The company's principal financial assets are investments and loans, accounts receivable, short-term loans, funds on call and deposit and bank and cash balances.

Accounts receivable

Trade and other receivables originated by the company are stated at their amortised cost less impairment losses. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Loans due by/to related parties

These amounts are stated at amortised cost. These balances have no fixed terms of repayment and are therefore deemed repayable on demand and deemed to be equal to their fair values.

Funds on call and deposit and bank and cash balances

Cash on hand is measured at fair value.

Deposits held on call, and investments in money market instruments, are classified as loans and receivables and carried at amortised cost.

Investments, loans and short-term loans

Financial instruments classified as held for trading are presented as current assets and are measured at fair value, with any resultant gain or loss recognised in the income statement.

Investments in securities are recognised on a trade-date basis and are initially measured at fair value, including transaction costs. At subsequent reporting dates, debt securities that the company has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost using the effective interest rate method, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Financial instruments *(continued)*

Investments, loans and short-term loans *(continued)*

Investments other than held-to-maturity and held for trading debt securities are classified as available-for-sale investments and are measured at subsequent reporting dates at fair value.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, except for impairment losses and in the case of monetary items, foreign exchange gains or losses, which are recognised in the income statement. When these investments are disposed of the cumulative gain or loss previously recognised in equity is included in the income statement as a capital item.

The company may elect upon initial recognition to designate certain interest-bearing loans at fair value through profit and loss when the rationale for such designation eliminates or substantially reduces an accounting mismatch from measuring related assets and liabilities and recognising gains and losses on them on different bases.

Financial liabilities

The company's principal financial liabilities are interest-bearing debt, accounts payable and bank borrowings.

Interest-bearing debt

Interest-bearing debt, including finance lease obligations, is initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing debt is recognised at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

The company may elect upon initial recognition to designate certain interest-bearing debt at fair value through profit and loss when the rationale for such designation eliminates or substantially reduces an accounting mismatch from measuring related assets and liabilities and recognising gains and losses on them on different bases.

Bank overdraft

Bank borrowings, consisting of interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable

Trade and other payable are stated at amortised cost. Due to the short-term nature of the company's trade and other payables, the cost approximates its fair value.

Derecognition

Financial assets (or portion thereof) are derecognised when the company realises the rights to the benefits specified in the contract, the rights expire or the company surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in profit and loss for the period.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expires. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amount paid for it are included in profit and loss for the period.

Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

	2007 R'000	2006 R'000
1. OPERATING PROFIT		
The profit from operations has been arrived at after taking the following into account:		
Auditors' remuneration:		
Audit fees	**995**	972
Fees paid for services:		
Administrative	**—**	1 665
Managerial	**504**	9 414
	504	11 079
Net foreign exchange gains	**3 331**	6 684
Directors' emoluments (included in personnel expenses)		
Directors' fees paid by:		
Company	**1 375**	1 440
Subsidiary companies	**5 000**	3 839
	6 375	5 279
Remuneration paid by:		
Company	**820**	530
Subsidiary companies	**61 854**	54 491
	62 674	55 021
	69 049	60 300
Comparative amounts have been adjusted to include alternate directors' remuneration of R10 882 000. For detailed directors' emoluments refer to note 26.		
Depreciation: Computer equipment	**1**	1
Loss on sale of investments – preference shares	**921**	—
Personnel expenses	**2 195**	1 970
Profit on sale of investments	**(14 297)**	—
2. FINANCE COSTS		
Interest paid:		
Loans	**64 902**	47 157
Bank overdrafts	**4 386**	1 324
Group companies (note 25)	**2 441**	2 005
Convertible bond	**119 892**	—
	191 621	50 486
3. INCOME FROM INVESTMENTS		
Dividends received:		
Group companies (note 25)	**1 590 810**	—
Interest received:		
Bank balances and loans	**50**	—
Group companies (note 25)	**157 426**	50 486
Steinhoff International Share Trust (note 25)	**536**	235
Other	**—**	12
	158 012	50 733
	1 748 822	50 733

	2007 R'000	2006 R'000
4. TAXATION		
Taxation benefit/(charge)		
Current year		
South African deferred taxation	**9 542**	2 933
Adjustment to prior year's taxation		
South African normal taxation	—	(1 769)
South African deferred taxation	**(104)**	—
	(104)	(1 769)
	9 438	1 164
	%	%
Reconciliation of rate of taxation		
Standard rate of taxation	**29,00**	29,00
Prior year adjustment	**0,01**	53,51
Non-taxable income	**(29,66)**	(124,66)
Unprovided taxation losses and temporary differences	**0,01**	—
Disallowed expenditure	**0,04**	2,27
Other	—	4,67
Effective rate of taxation	**(0,60)**	(35,21)

	Cents	Cents
5. DISTRIBUTION TO SHAREHOLDERS		
The directors have resolved to make a capital distribution from the share premium account payable on 19 November 2007 to those ordinary shareholders recorded in the books of the company at the close of business on 9 November 2007.	**50,0**	37,5

	Computer equipment R'000
6. PROPERTY, PLANT AND EQUIPMENT	
Cost	
At 1 July 2005	27
At 1 July 2006	27
At 30 June 2007	**27**
Accumulated depreciation	
At 1 July 2005	(25)
Depreciation charge	(1)
At 1 July 2006	(26)
Depreciation charge	(1)
At 30 June 2007	**(27)**

	2007 R'000	2006 R'000
Net book value		
Computer equipment	—	1

Insurance

Computer equipment is insured at approximate cost of replacement.

	2007 R'000	2006 R'000
7. INVESTMENT IN SUBSIDIARY COMPANIES		
Shares at cost	**11 215 245**	11 215 245
Loans to subsidiary companies	**10 036 126**	4 993 212
Share-based payments	**4 350**	—
	21 255 721	16 208 457

The company's principal subsidiary is:

	Issued share capital	Effective shareholding %	Shares at cost R'000	Net loans R'000	Total R'000
30 June 2007					
Steinhoff Investment Holdings Limited	**R75 000**	**100**	**11 215 245**	**10 036 126**	**21 251 371**
Share-based payments			**—**	**—**	**4 350**
			11 215 245	**10 036 126**	**21 255 721**
30 June 2006					
Steinhoff Investment Holdings Limited	R75 000	100	11 215 245	4 993 212	16 208 457
			11 215 245	4 993 212	16 208 457

The intergroup loans bear interest as determined from time to time with reference to various market-related interest rates and repayment terms are determined on a continued basis. The net loans above include loans to indirect subsidiaries as disclosed in note 25.

The company has subordinated its loans owing by:

- Steinhoff Europe AG (Austria), amounting to €275 000 000.
- Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria) amounting to €56 328 000 until senior debt owed by Steinhoff Europe to European banks has been unconditionally and irrevocably paid and discharged in full.
- Steinhoff Investment Holdings Limited, amounting to R563 million, arising from the recharge arrangement referred to under note 11.

	2007 R'000	2006 R'000
8. INVESTMENTS AND LOANS		
Listed investments		
Steinhoff Investment Holdings Limited preference shares	**506 611**	526 963
Loans receivable		
Steinhoff International Share Trust	**97 864**	41 278
	604 475	568 241

The investment in Steinhoff Investment Holdings Limited comprises 4 615 755 (2006: 4 801 177) variable rate, non-redeemable, non-participating preference shares and are classified as held-for-trading financial assets. It has consequently been stated at fair value, which equals the cost of R506 611 422 (2006: R526 962 784).

The loan receivable from Steinhoff International Share Trust is unsecured, interest free and repayable when employees exercise their share options.

No provision has been made against this loan as the amount is considered recoverable.

	2007 R'000	2006 R'000
Non-current portion	**506 611**	526 963
Current portion	**97 864**	41 278
	604 475	568 241

	2007 R'000	2006 R'000
9. ACCOUNTS RECEIVABLE		
Group companies (note 25)	**66 247**	66 287
Other receivables	**31**	26
	66 278	66 313

The directors consider that the carrying amount of accounts receivable approximates their fair value.

	2007 Number of shares	2006 Number of shares	2007 R'000	2006 R'000
10. SHARE CAPITAL AND PREMIUM				
Authorised ordinary shares				
Ordinary shares of 0,5 cents each	**2 000 000 000**	2 000 000 000	**10 000**	10 000
Authorised preference shares				
Preference shares of 0,1 cents each	**1 000 000 000**	1 000 000 000	**1 000**	1 000
Issued ordinary shares				
Shares in issue at the beginning of the year	**1 146 234 148**	1 134 695 535	**5 731**	5 674
Shares issued during the year	**148 116 233**	11 538 613	**741**	57
Shares in issue at the end of the year	**1 294 350 381**	1 146 234 148	**6 472**	5 731
Ordinary share premium				
Balance at the beginning of the year			**3 044 816**	3 218 773
Share premium arising on issue of shares			**3 251 684**	166 568
Share premium arising on issue to share scheme members			**138 771**	—
Recharge recovered from subsidiaries recognised as income			**(138 771)**	—
Share issue expenses			**(591)**	(116)
Capital distribution			**(428 089)**	(340 409)
Balance at the end of the year			**5 867 820**	3 044 816
Total issued ordinary share capital and premium			**5 874 292**	3 050 547

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to cast one vote per share at the meetings of the company.

	2007 Number of shares	2006 Number of shares
Unissued shares		
Total unissued shares	**705 649 619**	853 765 852
Unissued shares	**393 734 146**	500 000 000
Reserved for bond holders	**54 744 526**	54 744 526
Shares under the control of the directors until the forthcoming annual general meeting	**156 865 598**	200 409 947
Shares reserved for Steinhoff International Share Trust	**100 305 349**	98 611 379

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE Limited (JSE) relating to a general authority of directors to issue shares for cash. This authorisation includes any future share issue in respect of the convertible bond which the company has issued on 30 June 2006 (note 13).

11. SHARE SCHEME SETTLEMENT RECEIVABLE

The company has early adopted IFRIC 11 – *IFRS 2 Group and Treasury Share Transactions* (IFRIC 11). Upon adopting the requirements of IFRIC 11 the company has adopted a revised accounting policy dealing with recharge arrangements under group share schemes (refer accounting policies – group share-based payment transactions).

The adoption of the revised accounting policy had the following impact on the previously reported financial position of the company which has been accounted for retrospectively in accordance with IAS 8 as follows:

	2007 R'000	2006 R'000
Increase in recharge receivable from subsidiary companies	**466 303**	191 997
Decrease in investment in subsidiaries	**(90 175)**	(55 269)
Increase in deferred dividend receivable from subsidiary companies	**(376 128)**	(136 728)
	—	—

The adoption of the revised accounting policy had no impact on previously reported earnings or cash flows of the company.

11. SHARE SCHEME SETTLEMENT RECEIVABLE *(continued)*

Share-based payments

Employees participate in the Steinhoff 2003 scheme and the Steinhoff 2006 grant.

Terms of scheme – Steinhoff 2003 scheme (2003 scheme)

Under the share incentive scheme participants were granted rights during December 2003 and October 2004. These rights are to be acquired subject to meeting future performance vesting conditions. Vesting of rights occurs in equal tranches over a three-year period commencing December 2006. Vesting conditions are listed below.

Vesting conditions:

a) a compound growth in headline earnings per share (HEPS) of the company equal to or exceeding the weighted average growth of the companies included in and comprising the INDI25 index (INDI25) over a three-year period from the effective date; and

b) the volume weighted average traded share price of the company over the 30 trading days immediately preceding the date of measurement (the measurement date) to exceed the result of the following formula [{(a-b)/b}+1] x c, where:

   a = the INDI25 at the measurement date;

   b = the INDI25 at the effective date; and

   c = the volume weighted average traded share price of the company for the 30 trading days immediately preceding the effective date.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided however that if both the criteria are not met by the end of the financial year in which the fifth anniversary of the effective date occurs, all rights will lapse and, neither the shares (or any of them) nor any amount will be due to any participant.

It is noted that the market-related performance hurdles in respect of the 2003 grants, that are outlined above, were met and the share rights have materialised and will materialise in three annual tranches effective from 1 December 2006.

Terms of scheme – Steinhoff 2006 grant (2006 grant)

Under the 2006 share incentive grant participants were granted rights on 1 December 2006 and 15 June 2007. The share rights granted in December 2006 relate to the 2003 scheme described above, but subject to the dates for achievement of hurdles referred to below.

These rights were allocated at a nominal value of 0,5 cents and will mature on the third anniversary of the effective date, provided the following performance criteria have been achieved:

a) a compound growth in HEPS of the company, over the three completed financial years commencing on 1 July 2006, equal to or exceeding the weighted average growth of the companies included in, and comprising the INDI25 over a three-year period from the effective date; and

b) the volume weighted average traded share price of the company over the 30 trading days immediately preceding the measurement date to exceed the result of the following formula:

   [{(a-b)/b}+1] x c, where the variables have the same meaning as they had for the 2003 scheme.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will lapse and neither the shares (or any of them) nor any amount will be due to any participant.

The number and weighted average exercise price of share rights accounted for under IFRS 2 are as follows:

	Number of rights 2006 grants 2007	**Number of rights 2003 grants 2007**	Number of rights 2003 grants 2006
Outstanding at beginning of year	—	**37 022 506**	37 022 506
Exercised during the year	—	**(6 185 449)**	—
Granted during the year	**4 978 666**	—	—
Outstanding at end of year	**4 978 666**	**30 837 057**	37 022 506
Exercisable at end of year	—	**3 797 529**	—

The market price on exercised rights was R22,44 for the 2003 scheme.

The exercise price on outstanding rights at the end of the period was R0,005 (2006: R0,005).

The weighted average remaining period to vesting on outstanding rights at the end of the period was 11 months (2006: 17 months) for the 2003 grant and 29 months for the 2006 grant.

	2007 June grant	2006 December grant	2003 grants

11. SHARE SCHEME SETTLEMENT RECEIVABLE *(continued)*

Fair value of share rights and assumptions at respective grant date

	2007 June grant	2006 December grant	2003 grants
Fair value at grant date	R4,62	R12,12	R3,60 – R3,80
Share price at grant date December 2003	—	—	R7,02
Share price at grant date October 2004	—	—	R8,61
Share price at grant date December 2006	—	R23,19	—
Share price at grant date June 2007	R22,65	—	—
Exercise price	R0,005	R0,005	R0,005
Expected volatility	27,33%	26,88%	31,00%
Dividend yield	1,48%	1,52%	2,50%
Risk-free interest rate	8,58%	8,18%	7,78%
Option life (years)	2,5 years	3 years	5 years

The expected volatility is based on the historic volatility over a similar period to the option life, adjusted for once-off events in the historic volatility and for any expected changes to future volatility due to publicly available information.

Recharge arrangement

Rights granted under the Steinhoff International Holdings Limited Scheme are subject to a recharge arrangement whereby the subsidiary companies are required to pay the subscription price of shares granted to employees' equivalent to the quoted market price of such shares on the vesting date when the shares are secured by the subsidiary companies for delivery to the employees less the option subscription price payable by the employees.

	2007 R'000	2006 R'000
Fair value of recharge receivable		
Opening recharge at fair value	**466 303**	191 996
Increase in fair value to extent vested	**235 377**	274 307
Recharges received from subsidiaries	**(138 802)**	—
Fair value of recharge receivable at year-end	**562 878**	466 303
Recharge deferred		
Opening balance	**(376 128)**	(136 728)
Recharge deferred in current year	**(204 432)**	(239 400)
Recharge received from subsidiaries	**72 554**	—
Deferred recharges at year-end	**(508 006)**	(376 128)
Balance of recharge receivable at year-end	**54 872**	90 175

The recharge receivable from Steinhoff Investment Holdings Limited (R563 million) has been subordinated in favour of all other creditors of Steinhoff Investment Holdings Limited.

The fair value of the recharge receivable under the Steinhoff International Holdings Limited Scheme is determined based on the Black Schöles Model. The fair value of the receivable is remeasured at each balance sheet date and at the settlement date. The model inputs at 30 June 2007 were as follows:

	2006 grants 2007	**2003 grants 2007**	2003 grants 2006
Share price	**R24,21**	**R24,21**	R21,35
Exercise price	**R0,005**	**R0,005**	R0,005
Term	**29 months**	**5 – 17 months**	5 – 29 months
Volatility	**30,1%**	**31,0%**	26,8 – 31,2%
Dividend yield	**1,48%**	**1,50%**	1,70%
Risk-free interest rate	**9,15%**	**9,20%**	7,96 – 8,43%

Steinhoff International Share Trust

Terms of scheme

The share incentive schemes were approved at the annual general meetings on 6 December 1999 and 1 December 2003. Options were allocated in terms of a deferred delivery scheme.

	Number of rights/options	
	2007	2006
Outstanding at beginning of year	**9 536 765**	14 489 959
Purchased during the year	**39 035 083**	—
Forfeited during the year	**(5 769 563)**	(734 116)
Exercised during the year	**(9 258 672)**	(4 219 078)
Outstanding at end of year	**33 543 613**	9 536 765

	Convertible and redeemable bond R'000	Share-based payment reserve R'000	Retained earnings R'000	Total R'000
12. RESERVES				
Balance at 30 June 2005 restated	—	55 268	11 335 009	11 390 277
Share-based payments	—	34 907	—	34 907
Profit for the year	—	—	4 470	4 470
Convertible bond – equity component	318 178	—	—	318 178
Convertible bond – deferred taxation on equity component	(97 466)	—	—	(97 466)
Balance at 30 June 2006	220 712	90 175	11 339 479	11 650 366
Share-based payments	—	35 296	—	35 296
Profit for the year	—	—	1 579 256	1 579 256
Capital distribution in terms of share scheme settlement liability	—	—	72 554	72 554
Balance at 30 June 2007	**220 712**	**125 471**	**12 991 289**	**13 337 472**

Convertible and redeemable bond

This represents the equity component of the convertible and redeemable bond (note 13).

Share-based payment reserve

Comprises the net fair value of equity instruments granted to employees expensed under share incentive schemes.

Retained earnings

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary taxation on companies.

	2007 R'000	2006 R'000
13. INTEREST-BEARING LOANS AND BORROWINGS		
Analysis of closing balance		
Unsecured financing		
Convertible bonds (debt portion)	**1 233 730**	1 163 909
Term loans	**450 000**	450 000
Total liabilities	**1 683 730**	1 613 909
Portion payable before 30 June 2008	**(35 625)**	—
Total non-current liabilities	**1 648 105**	1 613 909
Analysis of repayment		
Repayable within the next year and thereafter		
Next year	**35 625**	—
Within two to five years	**450 000**	450 000
Thereafter	**1 198 105**	1 163 909
	1 683 730	1 613 909
Loan details		
Convertible bond	**1 233 730**	1 163 909

The bonds are convertible to 54,74 million ordinary shares of Steinhoff International Holdings Limited at R27,40 per ordinary share. The coupon rate is 5,7% per annum. The fair values of the liability component and the equity conversion component were determined at issuance of the bond.

The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves (note 12), net of deferred taxation.

Calyon Corporate and Investment Bank	**450 000**	450 000

Term loan repayable at maturity date (30 June 2010) with interest (JIBAR + 1%) payable quarterly.

		2007 R'000	2006 R'000
13.	**INTEREST-BEARING LOANS AND BORROWINGS** *(continued)*		
	Convertible bond		
	Balance at beginning of year	**1 163 909**	—
	Proceeds from issue of convertible notes	—	1 500 000
	Transaction costs	—	(17 913)
	Amount classified as equity	—	(220 712)
	Deferred taxation	—	(97 466)
	Coupon interest	**(85 696)**	—
	Market implied interest	**119 892**	—
	Interest accrual	**35 625**	—
	Balance at end of year	**1 233 730**	1 163 909
14.	**DEFERRED TAXATION LIABILITY/(ASSET)**		
	Deferred taxation movement		
	Balance at the beginning of the year	**94 377**	(156)
	Amount charged directly to equity	—	97 466
	Current year income statement credit	**(9 438)**	(2 933)
		84 939	94 377
	Deferred taxation balances		
	Provision for taxation on temporary differences resulting from:		
	Property, plant and equipment	**(1)**	(1)
	Taxation losses	**(2 610)**	(5 027)
	Convertible bond	**87 550**	97 466
	Other	—	1 939
	Total deferred taxation liability	**84 939**	94 377
15.	**ACCOUNTS PAYABLE**		
	Other payables	**6 243**	9 389
	Group companies (note 25)	**567 817**	567 898
		574 060	577 287

The directors consider that the carrying amount of accounts payable approximates its fair value.

16. COMMITMENTS AND CONTINGENCIES

Borrowing facilities

In terms of the articles of association, the borrowing powers of the company are unlimited.

Contingent liabilities

The company is guarantor to the ZAR 1 billion bond (due 28 February 2008) issued by Steinhoff Manufacturing (Proprietary) Limited and the Unitrans Domestic Medium Term Note programme with the issuer, Unitrans Services (Proprietary) Limited.

There is no litigation, current or pending, which is considered likely to have a material adverse effect on the company.

17. FINANCIAL RISK MANAGEMENT

Treasury risk management

Senior executives meet on a regular basis to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecasts.

Liquidity risk management

The company continuously manages its liquidity risk, which is evidenced by its liquid resources and unutilised borrowing facilities.

Concentration of credit risk

Potential concentrations of credit risk consist principally of short-term cash and cash equivalent investments, accounts receivable and investments and loans receivable. The company deposits short-term cash surpluses with major banks of high quality credit standing. At 30 June 2007, the company did not consider there to be any significant concentration of credit risk, which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the company's management based on prior experience and the current economic environment.

Fair values

The company's financial instruments consist mainly of bank balances and cash, investments and loans, accounts receivable, accounts payables and long and short-term liabilities.

The estimated net fair values at which financial instruments are carried on the balance sheet at 30 June 2007 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the company could realise in the normal course of business.

18. JUDGEMENTS AND ESTIMATES

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of assets

An individual assessment of the financial assets is performed at each reporting period.

Deferred taxation assets

Deferred taxation assets are recognised to the extent that it is probable that taxable income will be available in the future against which these can be utilised. Future taxable profits are estimates based on business plans which include estimates and assumptions regarding economic growth, interest, inflation, taxation rates and competitive forces.

Contingent liabilities

Management applies its judgement to the fact patterns and advice it receives from its attorneys, advocates and other advisors in assessing if an obligation is probable, more likely than not, or remote. This judgement application is used to determine if the obligation is recognised as a liability or disclosed as a contingent liability.

	2007 R'000	2006 R'000
19. CASH GENERATED FROM/(UTILISED IN) OPERATIONS		
Profit before taxation	**1 569 818**	3 306
Adjusted for:		
Depreciation	**1**	1
Income from investments	**(1 748 822)**	(50 733)
Finance costs	**191 621**	50 486
Profit on sale of investments	**(14 297)**	—
Loss on sale of investments	**921**	—
Operating cash flows before movements in working capital	**(758)**	3 060
Working capital changes		
Decrease/(Increase) in accounts receivable and share scheme settlement receivables	**138 838**	(15 189)
(Decrease)/Increase in accounts payable	**(3 227)**	505
(Increase)/Decrease in value added taxation receivable	**(98)**	36
Net changes in working capital	**135 513**	(14 648)
Cash generated from/(utilised in) operations	**134 755**	(11 588)
20. TAXATION RECEIVED/(PAID)		
Taxation receivable at beginning of the year	**3 917**	1 396
Current taxation expense per income statement	**—**	(1 769)
Taxation receivable at end of the year	**(586)**	(3 917)
Net taxation received/(paid)	**3 331**	(4 290)
21. NET INCREASE IN INVESTMENTS AND LOANS		
Increase in loans receivable	**(56 586)**	(3 555)
Decrease/(Increase) in investments	**19 431**	(526 963)
Net increase in investments and loans	**(37 155)**	(530 518)
22. NET INCREASE IN INVESTMENT IN SUBSIDIARY COMPANIES		
Increase in loans to subsidiary companies	**(223 876)**	(745 008)
23. (COSTS)/PROCEEDS ON ISSUE OF SHARE CAPITAL		
Share capital and share premium issued for cash	**—**	166 626
Issue expenses paid	**(591)**	(116)
(Costs)/Proceeds on issue of share capital	**(591)**	166 510

	2007 R'000	2006 R'000

24. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks. Bank overdrafts are only included where the company has a legal right of set-off due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2007 R'000	2006 R'000
Funds on call and deposits	**—**	21 115
Bank balances and cash	**120**	28 228
	120	49 343

25. RELATED PARTY TRANSACTIONS

Related party relationships exist between shareholders, subsidiary companies, joint venture companies, associate companies within the group, the company's directors and group key management personnel.

These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements.

Subsidiaries

Details of investments in principal subsidiaries are disclosed in note 7.

Trading transactions

The following is a summary of transactions with subsidiary companies during the year and balances at year-end:

	2007 R'000	2006 R'000
Loans receivable from/(payable to):		
Steinhoff Investment Holdings Limited	**6 978 903**	109 431
Steinhoff Africa Holdings (Proprietary) Limited	**—**	1 908 289
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**3 057 223**	3 068 779
Gommagomma (Proprietary) Limited	**—**	(98 951)
Steinhoff Timber Industries (Proprietary) Limited	**—**	3 954
House of York (Proprietary) Limited	**—**	1 710
	10 036 126	4 993 212
Short-term loans receivable from:		
Steinhoff International Share Trust	**97 864**	41 278
Accounts receivable		
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**66 247**	57 568
Steinhoff at Work (Proprietary) Limited	**—**	8 719
	66 247	66 287
Accounts payable		
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**567 817**	567 817
Steinhoff at Work (Proprietary) Limited	**—**	81
	567 817	567 898
Management fees received		
Steinhoff at Work (Proprietary) Limited	**—**	8 719
Management fees paid		
Steinhoff Africa Holdings (Proprietary) Limited	**—**	8 818
Interest received		
Steinhoff Investment Holdings Limited	**68 617**	12 721
Steinhoff Africa Holdings (Proprietary) Limited	**71 611**	25 684
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**17 198**	12 081
Steinhoff International Share Trust	**536**	235
	157 962	50 721

	2007 R'000	2006 R'000

25. RELATED PARTY TRANSACTIONS *(continued)*

	2007 R'000	2006 R'000
Interest paid		
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**2 441**	2 005
Dividends received		
Unitrans Limited	**1 552 316**	—
Steinhoff Investment Holdings Limited	**38 494**	—
	1 590 810	—

Directors

Details relating to directors' emoluments, shareholding in the company and interest of directors and officers are disclosed in note 26.

Compensation of key management personnel

Key management personnel are defined as directors of the company and its significant subsidiary companies, as well as top executive management members.

Key management personnel compensation	2007 R'000	2006 R'000
Short-term employee benefits	**98 861**	77 600
Share-based payments – related expense	**19 100**	18 604
	117 961	96 204

Interest of directors and officers in contracts

All directors and officers of the company have, other than described below, confirmed that they had no interest in any contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

All directors and officers of the company have disclosed all material interest in contracts of significance with the company or any of its subsidiaries, which could have resulted in a conflict of interest. During the year under review, contracts were concluded with:

- BCM Holdings (Proprietary) Limited (BCM) (of which CE Daun is a director) and its subsidiary and associate companies provided springs and bedding components to various group companies totalling approximately R73,8 million (2006: R82,6 million).
- Hoffman Attorneys (of which SJ Grobler is a partner) provided legal services to group companies and was reimbursed for expenses to the amount of approximately R5,2 million (2006: R1,5 million).
- PSG Capital Limited and associate companies (of which JM Mouton is a director) (a subsidiary of PSG Group Limited of which JM Mouton, MJ Jooste and BE Steinhoff are directors) acted as sponsor and advisor to the group, as well as to Unitrans Limited, in respect of which fees were paid totalling approximately R0,7 million (2006: R2,0 million).
- Phumelela Gaming & Leisure Limited (of which MJ Jooste is a director) provided marketing services to the group to the amount of R0,5 million (2006: R2,5 million).
- During the year Steinhoff Africa Holdings (Proprietary) Limited (Steinhoff Africa) acquired 15,8 million (2006: 88,76 million) shares in KAP International Holdings Limited (KAP) (of which CE Daun is the chairman). Mr Daun is also the chairman and controlling shareholder of Daun & Cie AG (Daun & Cie). Steinhoff Africa held pre-emptive rights in respect of 31% (2006: 31%) of Daun & Cie's interest in KAP at 30 June 2007.
- Absa Capital, a division of Absa Bank Limited (of which Dr FA Sonn is the chairman), together with Bravo Group management and a black economic empowerment partner, acquired the Steinhoff Furniture business (Bravo Group) from Steinhoff for a consideration of R1 375 million.
- During the year Steinhoff acquired R5 million of listed preference shares in Capitec Bank Limited (of which JM Mouton is a director).

All the contracts were concluded at arm's length in the normal course of business at market-related terms no more favourable than to any third party.

26. REMUNERATION REPORT

26.1 Remuneration

	Directors' fees* R'000	Basic remune-ration GBP'000	Basic remune-ration €'000	Basic remune-ration AU$'000	Basic remune-ration R'000	Total basic remune-ration R'000	Bonus R'000	Company contribution and expense allowance R'000	Total R'000
Executive directors									
2007									
BE Steinhoff	500	—	872	—	—	8 705	—	—	**8 705**
MJ Jooste	500	—	914	—	—	9 102	—	574	**9 676**
KJ Grové	500	—	—	—	1 581	2 081	10 500	769	**13 350**
FJ Nel	500	—	60	—	713	1 778	—	185	**1 963**
I Topping†	500	392	—	—	—	5 964	6 232	704	**12 900**
DM van der Merwe	500	—	56	—	2 098	3 121	—	402	**3 523**
JHN van der Merwe	500	—	603	—	—	6 176	—	268	**6 444**
	3 500	392	2 505	—	4 392	36 927	16 732	2 902	**56 561**
2006									
BE Steinhoff	450	—	851	—	—	7 108	—	—	7 108
MJ Jooste	450	—	769	—	—	6 469	3 000	445	9 914
KJ Grové	450	—	—	—	1 456	1 906	3 491	641	6 038
FJ Nel	450	—	50	—	518	1 359	1 500	150	3 009
I Topping†	263	173	—	—	—	2 258	3 248	178	5 684
DM van der Merwe	450	—	—	—	2 328	2 778	3 000	402	6 180
JHN van der Merwe	450	—	472	—	—	4 148	3 000	202	7 350
RH Walker	150	—	—	124	—	738	—	19	757
	3 113	173	2 142	124	4 302	26 764	17 239	2 037	46 040

**Directors' fees were paid with basic remuneration.*

†I Topping's remuneration was paid in Pounds.

The Pound amounts (in GBP'000) were as follows:

2007	**36**	**392**	**—**	**—**	**—**	**428**	**447**	**51**	**926**
2006	23	173	—	—	—	196	282	15	493

	Directors' fees* R'000	Basic remune-ration GBP'000	Basic remune-ration €'000	Basic remune-ration AU$'000	Basic remune-ration R'000	Total basic remune-ration R'000	Bonus R'000	Company contribution and expense allowance R'000	Total R'000
Alternate directors and officers									
2007									
JNS du Plessis#	500	—	42	—	1 622	2 517	—	—	**2 517**
HJK Ferreira	500	—	100	—	1 412	2 853	—	188	**3 041**
SJ Grobler# (Company secretary)	500	—	100	—	1 442	2 883	—	158	**3 041**
A Krüger-Steinhoff@	—	—	—	—	—	—	—	—	**—**
	1 500	—	242	—	4 476	8 253	—	346	**8 599**
2006									
JNS du Plessis#	200	—	—	—	500	700	—	—	700
HJK Ferreira	263	—	50	—	1 270	1 924	3 000	167	5 091
SJ Grobler# (Company secretary)	263	—	50	—	1 315	1 969	3 000	122	5 091
	726	—	100	—	3 085	4 593	6 000	289	10 882

#Includes fees and remuneration in respect of professional services rendered.

@Non-executive director.

26. REMUNERATION REPORT *(continued)*

26.1 Remuneration *(continued)*

	Fees as director Basic R'000	Fees as director Committees R'000	Fees for services R'000	Total R'000
2007				
Non-executive directors				
DE Ackerman	250	280	—	**530**
CE Daun*	250	—	—	**250**
D Konar	250	310	—	**560**
JF Mouton*	250	120	—	**370**
FA Sonn	250	110	—	**360**
NW Steinhoff	125	—	—	**125**
NW Steinhoff (pension as from 1 July 2004, €180 000)	—	—	1 694	**1 694**
	1 375	820	1 694	**3 889**
2006				
DE Ackerman	225	150	—	375
CE Daun*	225	—	—	225
JNS du Plessis	90	—	—	90
D Konar	225	220	—	445
JF Mouton*	225	75	—	300
FA Sonn	225	70	—	295
NW Steinhoff	225	15	—	240
NW Steinhoff (pension as from 1 July 2004, €180 000)	—	—	1 408	1 408
	1 440	530	1 408	3 378

**Paid to various entities as management fees.*

	2007 R'000	2006 R'000
Remuneration paid by:		
Company	**2 195**	1 970
Subsidiary companies	**66 854**	58 330
	69 049	60 300

26. REMUNERATION REPORT *(continued)*

26.2 Share rights

	Offer date	Number of rights as at 30 June 2006	Number of rights (exercised) /awarded during the year	Number of rights as at 30 June 2007	Purchase price (cents)	Sold	Date	Sale/ market price (cents)
Executive directors								
BE Steinhoff	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12/10/2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12/10/2006	2 485
		152 800	**(66 560)**	**86 240**				
MJ Jooste	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12/10/2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12/10/2006	2 485
	December 2003	4 586 758	—	4 586 758	0,5	—	—	—
		4 739 558	**(66 560)**	**4 672 998**				
KJ Grové	July 2000 – June 2001	118 480	(56 600)	61 880	540	—	12/10/2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12/10/2006	2 485
	July 1999 – June 2000	—	40 000	40 000	1 000	—	31/3/2007	2 335*
	July 2000 – June 2001	—	70 000	70 000	1 009	—	31/3/2007	2 335*
	July 2001 – June 2002	—	165 000	165 000	910	—	31/3/2007	2 335*
	July 2002 – June 2003	—	165 000	165 000	1 030,5	—	31/3/2007	2 335*
	July 2004 – June 2005	—	210 000	210 000	1 322,5	—	31/3/2007	2 335*
	July 2005 – June 2006	—	225 000	225 000	1 550,5	—	31/3/2007	2 335*
	November 2006	—	361 000	361 000	2 100	—	31/3/2007	2 335*
		150 160	**1 170 760**	**1 320 920**				
FJ Nel	July 2000 – June 2001	91 200	(43 200)	48 000	540	—	12/10/2006	2 485
	July 2001 – June 2002	28 160	(7 680)	20 480	528	—	12/10/2006	2 485
	December 2003	940 905	—	940 905	0,5	—	—	—
		1 060 265	**(50 880)**	**1 009 385**				
I Topping	July 2001 – June 2002	160 000	(40 000)	120 000	528	—	12/10/2006	2 485
	December 2003	3 134 100	(1 044 700)	2 089 400	0,5	544 700	25/6/2007	2 452
	December 2006	—	442 494	442 494	0,5	—	15/6/2007	2 265
		3 294 100	**(642 206)**	**2 651 894**				
DM van der Merwe	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12/10/2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12/10/2006	2 485
	December 2003	1 902 588	—	1 902 588	0,5	—	—	—
		2 055 388	**(66 560)**	**1 988 828**				
JHN van der Merwe	July 2000 – June 2001	91 200	(43 200)	48 000	540	—	12/10/2006	2 485
	July 2001 – June 2002	28 160	(7 680)	20 480	528	—	12/10/2006	2 485
	December 2003	2 195 091	—	2 195 091	0,5	—	—	—
		2 314 451	**(50 880)**	**2 263 571**				
Total		**13 766 722**	**227 114**	**13 993 836**				

**The Unitrans share option and share right schemes were exchanged to Steinhoff share options and share rights at 31 March 2007, the effective date of the Unitrans minority take-out. The Steinhoff market price at 31 March 2007 was R23,35. For more details on the transaction refer to the directors' report.*

26. REMUNERATION REPORT *(continued)*

26.2 Share rights *(continued)*

	Offer date	Number of rights as at 30 June 2006	Number of rights (exercised) /awarded during the year	Number of rights as at 30 June 2007	Purchase price (cents)	Sold	Date	Sale/ market price (cents)
Non-executive directors								
DE Ackerman	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12/10/2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12/10/2006	2 485
		152 800	**(66 560)**	**86 240**				
CE Daun	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12/10/2006	2 485
	July 2001 – June 2002	32 400	(9 360)	23 040	528	—	12/10/2006	2 485
		153 520	**(67 280)**	**86 240**				
D Konar	July 2000 – June 2001	121 120	(57 920)	63 200	540	—	12/10/2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12/10/2006	2 485
		152 800	**(66 560)**	**86 240**				
NW Steinhoff	July 2000 – June 2001	121 200	(57 920)	63 280	540	—	12/10/2006	2 485
	July 2001 – June 2002	31 680	(8 640)	23 040	528	—	12/10/2006	2 485
		152 880	**(66 560)**	**86 320**				
		612 000	**(266 960)**	**345 040**				
Alternate directors and officers								
JNS du Plessis	December 2006	—	208 960	208 960	0,5	—	15/6/2007	2 265
		—	**208 960**	**208 960**				
HJK Ferreira	July 2001 – June 2002	150 000	(50 000)	100 000	528	—	12/10/2006	2 485
	December 2003	959 727	—	959 727	0,5	—	—	—
		1 109 727	**(50 000)**	**1 059 727**				
SJ Grobler (Company secretary)	June 1999 – June 2000	10 000	(10 000)	—	400	—	12/10/2006	2 485
	July 2000 – June 2001	55 600	(26 240)	29 360	540	—	12/10/2006	2 485
	July 2001 – June 2002	44 880	(13 680)	31 200	528	—	12/10/2006	2 485
	December 2003	807 519	—	807 519	0,5	—	—	—
		917 999	**(49 920)**	**868 079**				
A Krüger-Steinhoff	June 1999 – June 2000	20 000	(10 000)	10 000	400	—	12/10/2006	2 485
	July 2000 – June 2001	23 725	(17 425)	6 300	540	—	12/10/2006	2 485
	July 2001 – June 2002	49 170	(13 000)	36 170	528	—	12/10/2006	2 485
		92 895	**(40 425)**	**52 470**				
		2 120 621	**68 615**	**2 189 236**				

In terms of the share incentive scheme approved at a general meeting and implemented on and since listing the company in 1998, rights were allocated in terms of a deferred delivery scheme. The deferred delivery date is three years from the offer date, maturing at 20% per annum.

The share rights approved in December 2003 relate to the scheme described in note 11.

The share rights granted in December 2006 relate to the 2003 scheme described in note 11, but subject to the dates for achievement of hurdles referred to in note 11.

The rights awarded in December 2003 and December 2006 form part of the share-based payment scheme, and the options prior to this date relate to the Steinhoff International Share Trust Scheme.

26. REMUNERATION REPORT *(continued)*

26.2 Share rights *(continued)*

Interest in share capital

	Direct interest		Indirect interest		
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total
2007					
Executive directors					
BE Steinhoff	250 206	—	158 326 117	—	**158 576 323**
MJ Jooste	—	—	19 044 705	—	**19 044 705**
KJ Grové	—	—	4 261 280	—	**4 261 280**
FJ Nel	26 698	—	3 345 383	—	**3 372 081**
I Topping	580 000	—	—	—	**580 000**
DM van der Merwe	—	—	4 557 500	—	**4 557 500**
JHN van der Merwe	1 120	—	2 528 000	—	**2 529 120**
	858 024	—	192 062 985	—	**192 921 009**
2006					
BE Steinhoff	183 646	—	157 476 117	—	157 659 763
MJ Jooste	—	—	6 902 745	—	6 902 745
KJ Grové	—	—	176 040	—	176 040
FJ Nel	26 698	—	1 794 503	—	1 821 201
I Topping	40 000	—	—	—	40 000
DM van der Merwe	—	—	2 490 940	—	2 490 940
JHN van der Merwe	1 120	—	2 477 120	—	2 478 240
	251 464	—	171 317 465	—	171 568 929
Non-executive directors					
2007					
DE Ackerman	268 695	—	—	—	**268 695**
CE Daun	—	—	271 237	—	**271 237**
D Konar	317 775	—	—	—	**317 775**
JF Mouton	—	—	3 000 000	—	**3 000 000**
FA Sonn	—	—	40 000	—	**40 000**
	586 470	—	3 311 237	—	**3 897 707**
2006					
DE Ackerman	202 135	—	—	—	202 135
CE Daun	—	—	703 957	—	703 957
D Konar	251 215	—	—	—	251 215
JF Mouton	—	—	2 000 000	—	2 000 000
FA Sonn	—	—	40 000	—	40 000
NW Steinhoff	750 183	—	—	—	750 183
	1 203 533	—	2 743 957	—	3 947 490
Alternate directors and officers					
2007					
JNS du Plessis	—	—	350 000	—	**350 000**
HJK Ferreira	—	—	3 120 000	—	**3 120 000**
SJ Grobler (company secretary)	—	—	3 394 746	—	**3 394 746**
A Krüger-Steinhoff	545 630	—	—	—	**545 630**
	545 630	—	6 864 746	—	**7 410 376**
2006					
JNS du Plessis	—	—	—	—	—
HJK Ferreira	—	—	1 570 000	—	1 570 000
SJ Grobler (company secretary)	—	—	1 844 826	—	1 844 826
	—	—	3 414 826	—	3 414 826

27. NEW ACCOUNTING PRONOUNCEMENTS

At the date of authorisation of these financial statements, there are Standards and Interpretations in issue but not yet effective. These include the following Standards and Interpretations that are applicable to the business of the entity and may have an impact on future financial statements:

	Effective date – annual periods commencing on or after
• IFRS 7 – Financial Instruments: Disclosures (including amendments to IAS 1 – Presentation of Financial Instruments: Capital Disclosures)	1 January 2007
• IFRIC 12 – Service Concession Arrangements	1 January 2008
• IFRIC 13 – Customer Loyalty Programmes	1 July 2008
• IFRIC 14 – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interactions	1 January 2008
• Circular 8/2007 – Headline Earnings	1 September 2006
• IAS 1 (revised) – Presentation of Financial Statements	1 January 2009

IFRS 7

In August 2005, the IASB issued IFRS 7 – *Financial Instruments: Disclosures* (IFRS 7). The Standard adds certain new disclosures about financial instruments to those currently required by IAS 32 – *Financial Instruments: Disclosure and Presentation* (IAS 32). The Standard replaces the disclosures currently required by IAS 30 – *Disclosures in the Financial Statements of Banks and Similar Financial Institutions* (IAS 30). The Standard therefore groups all financial instruments' disclosures together in a new Standard. The company is currently in the process of compiling the data for the comparative information and will adopt this Standard in the 2008 financial year.

IFRIC 12

In November 2006, the IFRIC issued IFRIC 12 – Service Concession Arrangements. This interpretation is effective for annual periods beginning on or after 1 January 2008. The interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The impact that the application of the new interpretation will have on the company is currently being evaluated.

IFRIC 13

In June 2007, the IFRIC issued *IFRIC 13 – Customer Loyalty Programmes*. This interpretation is effective for annual periods beginning on or after 1 July 2008. The interpretation addresses accounting by entities that grant loyalty award credits (such as points or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (awards) to customers who redeem award credits. This interpretation is not applicable to the business of the company and will therefore have no impact on the future financial statements.

IFRIC 14

In July 2007, the IFRIC issued IFRIC 14 – *IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.* This interpretation is effective for annual periods beginning on or after 1 January 2008. IFRIC 14 addresses three issues:

- how entities should determine the limit placed by IAS 19 – *Employee Benefits* on the amount of a surplus in a pension plan they can recognise as an asset;
- how a minimum funding requirement affects that limit; and
- when a minimum funding requirement creates an onerous obligation that should be recognised as a liability in addition to that otherwise recognised under IAS 19.

The impact that the application of the new interpretation will have on the company is currently being evaluated.

Circular 8/2007

On 31 July 2007, the South African Institute of Chartered Accountants issued, on request of the JSE Limited (JSE), Circular 8/2007 – Headline Earnings. This Circular replaces Circular 7/2002 – Headline Earnings. This Circular provides rules for calculating headline earnings for every relevant IFRS, ensuring consistency of treatment by all companies listed on the JSE. It also provides guidance on the calculation of the "per share" number, presentation of comparative headline earnings numbers and the format of the reconciliation of headline earnings. The impact that the application of the new Circular will have on the company is currently being evaluated.

IAS 1 (revised)

On 6 September 2007, the IASB issued IAS 1 (revised) – *Presentation of Financial Statements.* This statement is effective for annual periods beginning on or after 1 January 2009.This statement requires an entity to present all non-owner changes in equity (that is, "comprehensive income") either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It also requires an entity to present a balance sheet as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement. This statement also changes the titles of financial statements as follows:

- "balance sheet" will become "statement of financial position";
- "income statement" will become "statement of comprehensive income"; and
- "cash flow statement" will become "statement of cash flows".

This statement will affect only the disclosure of financial information and will be adopted by the company by the effective date.

END